Form 20-F
period 2001-09-30
CRAYFISH CO LTD
filed 2002-04-12
CIK 1106934

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 20-F


(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001

                                       OR

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

          For the transition period from           to
                                         ---------    ---------

                         Commission file number 0-30530
                            KABUSHIKI KAISHA CRAYFISH
             (Exact Name of Registrant as Specified in Its Charter)
                               CRAYFISH CO., LTD.
                 (Translation of Registrant's Name into English)

                                                                  WICS BLDG., 6TH FLOOR 2-1,
                                                                      IKEBUKURO 2-CHOME
                  JAPAN                                        TOSHIMA-KU, TOKYO 171-0014 JAPAN
(Jurisdiction of Incorporation or Organization)            (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class           Name of Each Exchange On Which Registered
-------------------           -----------------------------------------
      NONE                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act

                          (1) COMMON STOCK ("SHARES")*
        (2) AMERICAN DEPOSITARY SHARES ("ADSs"), EACH OF WHICH REPRESENTS
                               1/500TH OF A SHARE
                                (Title of Class)
        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act.
                                      NONE
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     As of September 30, 2001, 10,249 shares of common stock were outstanding, comprised of 9,186 Shares and 531,500 ADSs (equivalent to 1,063 shares).**

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes  X  No
                                    ---    ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17     Item 18  X
                                   ---         ---

================================================================================

*    NOT FOR TRADING, BUT ONLY IN CONNECTION WITH THE REGISTRATION OF THE ADSs.

** AS OF NOVEMBER 21, 2000, THE ADS RATIO WAS CHANGED FROM 5,000 ADSs REPRESENTING ONE SHARE OF COMMON STOCK TO 500 ADSs REPRESENTING ONE SHARE OF COMMON STOCK.

                            TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
Forward-looking Statements                                                                  3

                                             PART I

Item 1.   Identity of Directors, Senior Management and Advisers                             4
Item 2.   Offer Statistics and Expected Timetable                                           4
Item 3.   Key Information                                                                   4
Item 4.   Information on the Company                                                       14
Item 5.   Operating and Financial Review and Prospects                                     20
Item 6.   Directors, Senior Management and Employees                                       31
Item 7.   Major Shareholders and Related Party Transactions                                34
Item 8.   Financial Information                                                            36
Item 9.   The Offer and Listing                                                            37
Item 10.  Additional Information                                                           37
Item 11.  Quantitative and Qualitative Disclosures About Market Risk                       50
Item 12.  Description of Securities Other than Equity Securities                           50

                                            PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies                                  50
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds     50
Item 15.  [Reserved]                                                                       51
Item 16.  [Reserved]                                                                       51

                                           PART III

Item 17.  Financial Statements                                                             51
Item 18.  Financial Statements                                                             51

Exhibits Index                                                                             52

Forward-looking Statements

     This annual report contains forward-looking statements based upon our current expectations, assumptions, estimates and projections about our business and industry in light of the information currently available to us. To the extent that statements in this annual report on Form 20-F do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. Our actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors.

     Important risks and factors that could cause our actual results to differ materially from our expectations are generally discussed in Item 3.D and include, without limitation:

     * that we may be unable to retain existing customers and expand the size of our customer base,

     *    that we may be unable to develop an effective marketing channel, and

     *    the outcome of securities class action litigation against us.

     We undertake no obligation to publicly update any forward-looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable


ITEM 3. KEY INFORMATION.

A.   SELECTED FINANCIAL DATA.

     The selected financial data below should be read together with our financial statements and related notes beginning on page F-1 in response to Item 8 and Item 18 and the Operating and Financial Review and Prospects included as
Item 5. All amounts in this document are based on U.S. GAAP unless otherwise noted Historical results are not necessarily indicative of results to be expected for any future period.


     U.S. GAAP FINANCIAL DATA

     The statements of operations data below for the fiscal years ended September 30, 1998, 1999, 2000, and 2001 and the balance sheet data as of September 30, 1998, 1999, 2000, and 2001, that are identified as being prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, are derived from our audited financial statements prepared in accordance with U.S. GAAP. The U.S. GAAP statements of operations data for the fiscal years ended September 30, 1999, 2000 and 2001 and the U.S. GAAP balance sheet data as of September 30, 2000 and 2001 were audited by BDO Sanyu & Co., independent accountants. U.S. GAAP statements of operations data for the years ended September 30, 1999, 2000 and 2001 and balance sheet data as of September 30, 2000 and 2001 are included in our financial statements and related notes beginning on page F-1.

     Reclassifications have been made to the statements of operations data for the years ended September 30, 1998, 1999 and 2000 to conform to the presentation for the year ended September 30, 2001. Historically, we have operated as three separate segments for management and financial reporting purposes. In accordance with our Business Revival Plan announced in July 2001, we have discontinued our "Other Hosting Services" and "Systems Development Services" segments, leaving only our "DESKWING Hosting Services" segment. As a result, we began reporting a single segment for the year ended September 30, 2001. These reclassifications have no effect on previously reported results of operations and shareholders' equity.

     We have accounted for our discontinued operations in accordance with the provisions of Statement of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations for the years ended September 30, 1998, 1999, 2000 and 2001.

STATEMENTS OF OPERATIONS DATA:

                                                                             Year ended September 30,
                                                --------------------------------------------------------------------------------
                                                  1998(1)          1999(1)            2000(1)          2001(2)           2001
                                                ----------     --------------     --------------    --------------    ----------
                                                         (in thousands, except per share amounts and numbers of shares)
Revenues                                        Yen  4,743     Yen    811,687     Yen  6,728,865    Yen  5,311,814    $   44,551
Cost of revenues(3)                                 14,166            796,212          5,653,051         3,391,888        28,448
                                                ----------     --------------     --------------    --------------    ----------
Gross profit                                        (9,423)            15,475          1,075,814         1,919,926        16,103
                                                ----------     --------------     --------------    --------------    ----------
Operating expenses(3)                                1,610            448,929          2,079,314         9,273,622        77,779
                                                ----------     --------------     --------------    --------------    ----------
Loss from operations                               (11,033)          (433,454)        (1,003,320)       (7,353,696)      (61,677)
Other income (expense), net                          1,124            (19,090)             7,665        (1,047,112)       (8,783)
                                                ----------     --------------     --------------    --------------    ----------
Loss from continuing operations
 before provision for income taxes                  (9,909)          (452,544)          (995,655)       (8,400,808)      (70,460)
Provision for income taxes                           1,009              2,981              3,800             3,800            31
                                                ----------     --------------     --------------    --------------    ----------
Loss from continuing operations                    (10,918)          (455,525)          (999,455)       (8,404,608)      (70,491)
Gain (loss) from operations of
 discontinued business segments                     (8,955)            99,786           (542,129)       (1,164,113)       (9,764)
                                                ----------     --------------     --------------    --------------    ----------
Net loss                                           (19,873)    Yen   (355,739)    Yen (1,541,584)   Yen (9,568,721)   $  (80,254)
                                                ==========     ==============     ==============    ==============    ==========
Basic and diluted loss per common share
 Loss from continuing operations
 per share                                      Yen (8,523)    Yen(100,958.55)    Yen(106,859.30)   Yen(823,496.77)   $(6,906.79)
Gain (loss) from operations of discontinued
 business segments per share                        (6,991)         22,115.69         (57,963.11)      (114,061.63)      (956.65)
                                                ----------     --------------     --------------    --------------    ----------
Net loss per share                                 (15,514)    Yen (78,842.86)    Yen(164,822.41)   Yen(937,558.40)   $(7,863.44)
                                                ==========     ==============     ==============    ==============    ==========
Shares used in per share calculation
 - basic and diluted                                 1,281              4,512              9,353            10,206        10,206

------------
(1) Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2) As a result of the elimination of the "Other Hosting Services" and "Systems Development Services" segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3) Service fees paid to Hikari Tsushin previously accounted for under operating expenses have been reclassified under cost of revenues for the years ended September 30, 1999, 2000 and 2001.


BALANCE SHEET DATA:

                                                                   As of September 30,
                                    -------------------------------------------------------------------------------
                                        1998              1999              2000             2001            2001
                                    -----------      -------------     --------------   --------------     --------
                                                                       (in thousands)
Cash and cash equivalents           Yen 111,702      Yen 4,179,770     Yen 23,017,011   Yen 14,429,199     $121,020
Total assets                            232,073          6,282,423         27,673,791       15,609,662      130,920
Total shareholders' equity               74,401          4,142,249         25,027,240       15,376,806      128,967

     JAPANESE GAAP FINANCIAL DATA

     The statements of operations data for the fiscal year ended September 30, 1997 and the balance sheet data as of September 30, 1997 identified as being prepared in accordance with generally accepted accounting principles in Japan, or Japanese GAAP, are derived from our unaudited condensed financial statements prepared in accordance with Japanese GAAP and are not included in this annual report on Form 20-F. The unaudited Japanese GAAP data reflect all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary for fair presentation of the amounts involved, on a basis consistent with selected financial data derived from the audited financial statements.

     The Japanese GAAP statements of operations data for the fiscal years ended September 30, 1998, 1999, 2000 and 2001 and the balance sheet audited data as of September 30, 1998, 1999, 2000 and 2001 are derived from our condensed financial statements prepared in accordance with Japanese GAAP and are not included in this annual report on Form 20-F.

     We had no consolidated subsidiary under Japanese GAAP until the year ended September 30, 2000.

     Information presented in Japanese GAAP differs in important ways from U.S. GAAP.


STATEMENTS OF OPERATIONS DATA:

                                                                          Year ended September 30,
                                          -----------------------------------------------------------------------------------
                                             1997         1998           1999            2000            2001          2001
                                          -----------  -----------  -------------    -------------   -------------   --------
                                          (unaudited)
                                                                              (in thousands)
  Total revenues                          Yen 169,431  Yen 277,685  Yen 1,137,942    Yen 6,822,669   Yen 5,416,939   $ 45,433
  Total cost of revenues                       84,007      151,884        645,177        2,311,013       2,842,794     23,843
                                          -----------  -----------  -------------    -------------   -------------   --------
Gross profit                                   85,424      125,801        492,765        4,511,656       2,574,145     21,590
  Selling, general and administrative
   expenses                                    64,663      125,208        839,567        5,820,002       4,751,197     39,849
                                          -----------  -----------  -------------    -------------   -------------   --------
Operating profit (loss)                        20,761          593       (346,802)      (1,308,346)     (2,177,052)   (18,259)
Other income (expense), net                    (3,476)       1,017        (41,224)        (642,286)       (127,470)    (1,069)
Extraordinary loss                                  -            -              -                -      (7,499,090)   (62,896)
                                          -----------  -----------  -------------    -------------   -------------   --------
Income (loss) before provision for
 income taxes                                  17,285        1,610       (388,026)      (1,950,632)     (9,803,612)   (82,224)
Provision for income taxes                      4,900          779          2,981            3,800           4,171         35
Minority interest in loss                           -            -              -                -          79,761        669
                                          -----------  -----------  -------------    -------------   -------------   --------
Net income (loss)                         Yen  12,385  Yen     831  Yen  (391,007)   Yen(1,954,432)  Yen(9,728,022)  $(81,590)
                                          ===========  ===========  =============    =============   =============   ========


BALANCE SHEET DATA:


                                                                    As of September 30,
                                ------------------------------------------------------------------------------------------
                                    1997            1998            1999            2000            2001            2001
                                -----------     ------------    -------------  --------------   --------------    --------
                                (unaudited)
                                                                      (in thousands)
Cash and cash equivalents        Yen 50,840      Yen 111,702    Yen 5,742,131  Yen 22,764,731   Yen 14,485,802    $121,495
Total assets                        113,330          235,914        6,243,078      25,563,597       15,820,206     132,686
Total liabilities                    43,554          142,107        2,110,282         446,104          271,629       2,278
Total shareholders' equity           69,776           93,807        4,132,796      25,117,493       15,402,657     129,184

EXCHANGE RATES

     Fluctuations in exchange rates between the yen and dollar and other currencies will affect the dollar and other currency equivalents of the yen price of our shares and ADSs and the dollar amounts received on conversion of any cash dividends. We have translated some yen amounts presented in this annual report into dollars solely for your convenience.

     Unless otherwise noted, the rate used for the translations was Yen119.23 to $1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on September 30, 2001.

     The following table presents the noon buying rates for yen per $1.00 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in dollars.

YEAR ENDED/ENDING SEPTEMBER 30,                  HIGH              LOW          AVERAGE(1)      PERIOD-END
-------------------------------                ---------        ---------       ----------      ----------
1997                                           Yen127.03        Yen111.25       Yen117.97        Yen120.71
1998                                              147.14           119.87          130.26           136.59
1999                                              135.75           103.78          117.49           106.82
2000                                              111.11           101.53          106.43           107.90
2001                                              126.75           107.30          118.14           119.23
2002 (through March 31, 2002)                     134.77           107.30          121.39           132.70

CALENDAR YEAR 2001
September                                         121.08           115.89          118.61           119.23
October                                           122.99           120.20          121.45           122.54
November                                          124.44           119.98          122.41           123.22
December                                          131.47           123.90          127.59           131.04

CALENDAR YEAR 2002
January                                           134.64           130.93          132.68           134.06
February                                          134.77           132.66          133.70           133.96
March                                             134.77           120.07          132.42           132.70

------------
(1) Calculated from the average of the exchange rates on the last day of each month during the period.

     The noon buying rate for yen on April 5, 2002 was Yen131.73 per $1.00.


B.   CAPITALIZATION AND INDEBTEDNESS.

     Not applicable



C.   REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable

D.   RISK FACTORS.

     You should be aware of the risks described below. Any of these risks could adversely affect our business, financial condition or results of operations. As a result, the trading price of our shares or ADSs could decline, and investors may lose all or part of their investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.


OUR REVENUES WILL CONTINUE TO DECLINE IF WE DO NOT RETAIN CUSTOMERS.

     Our success depends on the retention of customers. The number of our subscribers has declined from 59,372 as of September 30, 2000 to 31,257 as of September 30, 2001 and to 19,021 as of March 31, 2002. We have lost customers as a result of competitors offering comparable services at lower prices or offering services targeting the same market niches as us, for dissatisfaction with our customer support, for frustration or perceived difficulty with using our services or the internet in general and inability to realize the expected benefits from the use of our services or the internet in general.


IF WE ARE UNABLE TO DEVELOP AN EFFECTIVE MARKETING CHANNEL TO INCREASE THE NUMBER OF SUBSCRIBERS FOR DESKWING, OUR BUSINESS WILL SUFFER.

     Until November 2000, we outsourced sales and marketing of our DESKWING hosting service to Hikari Tsushin, Inc. After the November 2000 termination of this arrangement, we began to build our own sales and marketing team, but concluded that the costs associated with customer acquisition would continue to exceed revenues from new customers for our current service offerings under existing competitive conditions. As a result, we have reduced the size of our sales and marketing team and are focusing primarily on customer retention. If we are unable to develop cost-efficient and effective marketing channels, the size of our customer base will likely continue to decline and we will not be able to increase revenues and our ability to achieve profitability will be limited.


WE ARE PARTY TO SECURITIES CLASS ACTION LITIGATION WHICH MAY BE COSTLY TO DEFEND AND THE OUTCOME OF WHICH IS UNCERTAIN AND MAY HARM OUR BUSINESS.

     On September 8, 2000, the first of eleven related class action lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations that during the course of our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

     The lawsuits make similar allegations against the underwriters for the offering and certain of our former officers and directors and Hikari Tsushin. As alleged purchasers of our shares during the offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased our shares in, or traceable to, the offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

     On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel have moved for reconsideration of the court's decision and for the appointment of a different lead counsel. That motion is under consideration by the court. Plaintiffs have forty-five days after the determination of this motion to file a consolidated amended complaint. We are not required to respond to plaintiffs' original complaint and will respond to the consolidated amended complaint after it is served.

     Although we intend to vigorously defend against any actions that are properly brought against us, conclusion of the litigation in a manner adverse to us could have a material adverse effect on our business and financial condition.


WE OPERATE IN AN INCREASINGLY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The market for e-mail hosting services in Japan is increasingly competitive. There are few substantial barriers to entry, and we expect to face additional competition not only from existing competitors but also from new market entrants in the future. Our current and potential competitors include:
Japanese and international telecommunications carriers and related internet service providers such as NTT and KDDI; independent internet service providers and other service companies such as Internet Initiative Japan and Global Media Online; and large information technology service companies such as Fujitsu and NEC. These competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the information technology industry than us. Furthermore, some of our competitors have offered services similar to ours at lower prices than ours or with incentives not matched by us. Price-reductions may not be sufficient to retain and attract customers and may substantially undercut our profitability. For example, we introduced 50% discounts for long-term existing customers, but discontinued this discounting as it was not effective in reducing the number of cancellations.


WEAK ECONOMIC CONDITIONS IN JAPAN MAY DEPRESS OUR REVENUES AND REDUCE OUR ABILITY TO COLLECT FEES FROM SUBSCRIBERS.

     Japan's economy has experienced a prolonged recession that began in the early 1990s. Despite the implementation of fiscal recovery programs and other measures taken by the Japanese government, the current economic climate in Japan may not improve significantly and may worsen in the near future. If economic conditions in Japan do not improve, our business could be adversely affected. In particular, collection of fees from our subscribers may be delayed or prevented due to factors such as the worsening condition of the Japanese economy and the businesses of our customers.


WE HAVE A HISTORY OF LOSSES AND MAY CONTINUE TO INCUR LOSSES IN THE FUTURE.

     We have not achieved profitability in any fiscal year since we began offering our DESKWING e-mail hosting service in May 1998, which is now our main business. We incurred net losses of Yen9,569 million for the year ended September 30, 2001, Yen1,542 million for the year ended September 30, 2000 and Yen356 million for the year ended September 30, 1999. We may continue to incur net losses through the end of the current fiscal year and perhaps thereafter. In addition, revenues have decreased in the past fiscal year due to a reduction in the size of our customer base, and we believe that under present conditions the size of our customer base will continue to decrease.


IF WE FAIL TO OFFER CUSTOMERS SERVICES WHICH MEET THEIR NEEDS IN A TIMELY AND EFFICIENT MANNER, OUR BUSINESS WILL SUFFER.

     In order to succeed, we must accurately forecast, design and implement service enhancements and new services that meet customer needs in a timely and efficient manner. The e-mail hosting business and related businesses are characterized by rapidly changing technology, industry standards and customer needs, as well as by frequent new product introductions and terminations. Enhancement of existing services or development of new ones may require substantial time and expense and may not achieve sufficient market acceptance. If we are unable to apply rapidly changing technology to evolving customer needs, we will not be successful in increasing revenues and achieving profitability.

WE COULD EXPERIENCE SYSTEM FAILURES, WHICH COULD AFFECT OUR ABILITY TO OFFER OUR SERVICES.

     To succeed, we must operate our network infrastructure on a 24-hour, 7-days-a-week basis without interruption. Although we have attempted to ensure that redundancy is built into these network and hosting facilities, these facilities are currently subject to various independent points of failure. Our operations depend upon our ability to protect our network infrastructure, equipment and customer data against damage from:

     *    human errors;

     *    various natural disasters, such as earthquakes;

     *    power loss or telecommunications failures; and

     *    sabotage or other intentional acts of vandalism.

     However, even if we take precautions, the occurrence of a natural disaster or other unanticipated problem at our data centers could result in interruption in the provision of our services.

     We have experienced interruptions in service in the past. Any future interruptions could:

     * require us to spend substantial amounts of money and time to replace existing equipment or add redundant facilities;

     *    damage our reputation for reliable service;

     * cause existing end users, resellers and referral partners to cancel their contracts;

     *    cause end users to seek damages for losses incurred; or

     * make it more difficult for us to attract new end users, resellers and referral partners.

     Any of these occurrences could adversely affect our business.


THE MARKET FOR OUR SERVICES MAY NOT GROW.

     Our success depends particularly on continued growth in the use of e-mail hosting and other internet-related services, especially by small and medium-sized enterprises in Japan. It is uncertain if this market will continue to grow. If this market does not continue to grow, our business will be adversely affected.


OUR BUSINESS MAY SUFFER IF WE LOSE THE SERVICES OF OUR EXECUTIVE OFFICERS.

     Our ability to achieve profitability also depends on the continued service of our current executive officers. We rely on their experience in the operations of our business and on their personal relationships with our shareholders and business partners. The loss of their services could have a material adverse effect on our business.

OUR BUSINESS MAY SUFFER IF WE CANNOT RETAIN QUALIFIED PERSONNEL.

     Through cost-reduction efforts and attrition, we have substantially reduced our number of employees. As a result, we are increasingly dependent upon a small number of key employees to operate our business. Retention of employees will continue to be difficult as a result of more competitive market and operating conditions for internet-related companies such as ourselves. In addition, because we rely partially on stock options to recruit, retain and create incentives for our employees, a decline in the market price of our stock can influence our ability to recruit new employees and retain existing employees. If we are unable to maintain qualified personnel in sufficient numbers, we may not be able to maintain existing services or develop new ones.


WE ARE SUBJECT TO CONTROL BY HIKARI TSUSHIN.

     Hikari Tsushin currently directly and indirectly controls 72.9% of our issued shares. As a result, Hikari Tsushin can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of Hikari Tsushin in these and other matters may differ from yours. In addition, if Hikari Tsushin were to sell its holding in us, it could negatively impact our stock price.


OUR COST STRUCTURE IS HIGHLY SENSITIVE TO THE RATE OF CUSTOMER ACQUISITION, LENGTH OF CUSTOMER RETENTION AND THE OVERALL SIZE OF OUR CUSTOMER BASE.

     A large proportion of our costs are relatively fixed in the short term, such as those relating to personnel, research and development, and our server infrastructure. Although these costs also increase incrementally with an expansion of our customer base, we believe our business is structured to benefit from economies of scale.

     As a result of such economies of scale, an increase in the size of our customer base over time generally decreases our fixed costs per customer while a decrease in the size of our customer base increases our fixed costs per customer. Decreases in, or an inability to increase, our customer base will impact our ability to cover our fixed costs. We will be able to achieve profitability only if we generate substantial revenues to cover our expenses, including both fixed costs as well as variable costs such as customer acquisition costs.

     Furthermore, some of the expenses incurred for our DESKWING and related domain name maintenance services, such as acquisition of domain names for our customers, are initial one-time expenses which can only be recouped over a period of time by monthly subscriber fees after they cover ongoing expenses. If the number of new subscriptions in a given period of time is large compared to the size of the existing subscriber base, we may suffer large operating losses for the period. In addition, the length of customer retention also influences our ability to recoup initial expenses and the ability of these services to become profitable. In recent periods, however, our total customer acquisition costs have decreased significantly partially due to the fact that we have reduced the size of our sales and marketing team and are focusing primarily on customer retention. Our gross profit margins have improved as a result, but this reflects primarily the fact that we continue to derive revenues from existing customers and are not currently spending significant amounts on acquiring new ones.

WE MAY BE ACCUSED OF INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

     Our business may be adversely affected by claims that we or our customers are infringing the proprietary rights of others. While we are not aware of any infringement by us of the proprietary rights of third parties, we might face claims of infringement in the future. Any claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing agreements required might not be available at all or on terms acceptable to us.


THE PROTECTION OF OUR PROPRIETARY INFORMATION IS LIMITED.

     We have no patented technology. Our technology may be misappropriated, or a third party may independently develop similar technologies. We outsource some of our programming development work to a number of independent software developers, and in most of these cases, our agreements with these software developers do not prohibit them from developing an application based on the knowledge of the underlying operating software they acquire through providing their services to us. We have applied to register "DESKWING" as a service mark. We rely on a combination of copyright, trademark, service mark, trade secret and other related laws and contractual restrictions to establish and protect certain proprietary rights in our technology. The steps we have taken, or can take, to protect our intellectual property may be insufficient to protect our assets.


WE MAY INCREASINGLY DEPEND UPON THIRD PARTIES TO MAINTAIN AND TO ENHANCE OUR BUSINESSES.

     In the past, we have relied substantially on the services of third parties to provide basic services, including marketing our services and provision of servers and server maintenance. Following the restructuring of our business in late 2000, we have substantially reduced our dependence on third-parties, but still rely on third parties such as providers of Web-based news, weather and stock information. In addition, in the future we may again outsource basic business functions to other parties, including Hikari Tsushin and its affiliates. Our ability to conduct our business may be disrupted and our reputation damaged if such third parties fail to provide their services appropriately.


OUR SHARES AND ADSs ARE LIKELY TO BE TREATED AS STOCK OF A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES.

     We believe that our shares and ADSs are likely to be treated as stock of a passive foreign investment company for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences. See "Item 10.E Taxation -- United States Taxation -- PFIC Rules."


WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE U.S. INVESTMENT COMPANY ACT OF 1940.

     In general, a company may be deemed to be an investment company under the U.S. Investment Company Act of 1940 if it owns investment securities with a value exceeding 40% of its total assets exclusive of cash and U.S. treasury bonds. Because substantially all of our assets are bank deposits and other liquid assets and we have few other assets, even a small additional allocation of our assets into investment securities or appreciation of these securities could cause us to be deemed an investment company for purposes of the Investment Company Act. If we were to become an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our U.S. listing or other sponsorship promoting a U.S. trading market for our securities. In order to avoid these prohibitions, we may be forced to maintain our cash reserves in ordinary bank accounts or U.S. Treasury bonds and forego opportunities to invest our cash reserves in instruments which may offer a higher rate of return, potentially limiting our growth and our profitability.

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY ADVERSELY IMPACT OUR BUSINESS.

     A significant barrier to the growth of e-commerce and communications over the internet has been the need for secure transmission of confidential information. Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. We experienced three instances of unauthorized access to data of our customers in December 1999. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third person were able to misappropriate our users' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities.


WE COULD FACE LIABILITY FOR INFORMATION DISSEMINATED THROUGH OUR NETWORK.

     It is possible that claims could be made against e-mail and other Web-related hosting service providers in connection with the nature or content of the materials disseminated through their networks. Several private lawsuits are pending in the United States which seek to impose liability upon service providers as a result of the nature or content of materials disseminated over the internet. It is possible that there may be similar lawsuits in Japan in the future. If any of these actions succeed, we might be required to respond by investing substantial resources or discontinuing some of our services. In addition, the governments of Japan, the United States and other jurisdictions could enact laws and regulations related to content distributed over the internet that are more strict than those currently in place. The increased attention focused upon liability as a result of these lawsuits and legislative proposals could impact the growth of internet use.


NEW LAWS AND REGULATIONS WHICH IMPACT OUR INDUSTRY COULD HARM OUR BUSINESS.

     We are not currently subject to direct regulation by any governmental agency, or laws or regulations, other than the Telecommunications Business Law of Japan and regulations applicable to businesses in general. We will also be subject to the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, enacted on November 30, 2001, once it is implemented. Our business could suffer depending on the extent to which our activities are regulated or proposed to be regulated in the future.

ITEM 4. INFORMATION ON THE COMPANY.

A.   HISTORY AND DEVELOPMENT OF THE COMPANY.

     We were incorporated in October 1995 in Japan as a joint stock corporation under the name Crayfish Co., Ltd. Our head office is located at WICS Bldg. 6th Floor, 2-1, Ikebukuro 2-chome Toshima-ku, Tokyo 171-0014, Japan. Our telephone number is 81-3-5957-0644. Our World Wide Web address is www.Crayfish.Co.Jp. Information contained in our Web site does not constitute part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011.

     Our business grew from our origins in internet-based hosting services. These services involved the provision of server space and support operations for internet-related applications for customers. In October 1995, we began operating domestic Web-hosting services for internet service providers, but we have phased out these services entirely in recent years. Using the business and technical understanding we acquired through these services, we began offering our "Hitmail" e-mail hosting service to small and medium-sized enterprises in Japan in May 1998. As of February 1, 2001, we renamed "Hitmail" as "DESKWING".

     Hikari Tsushin became our exclusive sales agent for Hitmail in May 1998, providing us with marketing and sales support. Hikari Tsushin acquired a majority of our shares in March 1999. In December 2000, we terminated the marketing contract with Hikari Tsushin and began to market our services alone. In March 2000, we became a public company following the listing of our shares on both the Nasdaq National Market in the United States and the MOTHERS market of the Tokyo Stock Exchange in Japan. As a result of the public offering, Hikari Tsushin's direct and indirect ownership was reduced to 46.29%.

     Following the resignation of our entire board of statutory auditors and our previous independent accountants and the imposition of a temporary trading halt in our ADSs on the Nasdaq National Market in April 2001, Hikari Tsushin issued a written demand to our previous management, as permitted by the Japanese Commercial Code, to elect new management and hold an extraordinary shareholders' meeting.

     At an extraordinary shareholders general meeting on June 20, 2001, entirely new directors and corporate auditors proposed by Hikari Tsushin were elected.

     The new management appointed at the shareholders' meeting held in June 2001 refocused our targets and reorganized our cost structures. In July 2001, we announced our "Business Revival Plan."

     As part of our July 2001 Business Revival Plan, we eliminated the following services in July and August 2001:

     - Crayf!sh 2000, a system similar to DESKWING we began to market in December 2000 and launched on an OEM basis in November 2000;

     - Crayf!sh 4000, a middle scale hosting service for small and medium-sized enterprises launched in May 2000;

     -    M27, a personal groupware service launched in April 2001; and

     - System Development Services, design of Web sites and development of related system applications for large corporate customers.

     Nasdaq released our ADSs from the temporary trading halt on July 26, 2001.

     As a result of a public tender offer in Japan for our shares by Hikari Tsushin from September 5 to 25, 2001, Hikari Tsushin's direct and indirect shareholdings increased from 4,761 shares, or 46.7% of our outstanding shares, to 7,469 shares, representing 72.9% of our outstanding shares. Hikari Tsushin purchased 2,750 shares in the offering at a per share price of Yen900,000.


B.   BUSINESS OVERVIEW.

     We offer e-mail hosting services as well as Web-page hosting and other internet-related services to small and medium-sized enterprises in Japan. We seek to alleviate the intimidation that small and medium-sized enterprises may feel about the cost, time or technology involved in establishing and maintaining an internet presence. By subscribing to our services, our customers enjoy the benefits of internet communications, productivity and e-commerce solutions which cannot be achieved on their own without building and maintaining a costly information-technology infrastructure.


OUR SERVICES

     BASIC SERVICE -- DESKWING

     DESKWING, which we first introduced as Hitmail in May 1998, is a customizable and expandable hosting service targeted at small and medium-sized enterprises. The standard DESKWING service package provides customers with a domain name of their own choosing with up to 50 e-mail addresses and 100 megabytes of server capacity, and with an average daily transfer volume up to 800 megabytes.

     DESKWING has the following basic features:

     - Service and Support -- We designed DESKWING to serve users with different experience levels. Depending on our customers' needs, we provide free advice on choosing personal computers and an internet service provider, and, for a fee, visit their offices to install the necessary hardware and software as well as to give tutorials.

     - Client-Site Controllability -- Each DESKWING subscriber receives a log-in ID and password for access to its control panel. The control panel allows the subscriber to change, add and delete e-mail addresses under its domain name.

     - Customer's Own Domain Name -- We register domain names in the customer's own name, such as "www.smallbusiness.com," rather than derivative or lower-level domain names provided by internet service providers, such as "www.isp.com/smallbusiness." This allows our customers to maintain online name recognition on the internet.

     - Enhanceability -- For additional charges, we also provide a range of optional services, such as mailing list functions for efficient group communications and multiple sub-addresses under a particular domain name for use by different departments of the customer using that domain name.

     - Expandability and Reliability -- If e-mail requirements increase, a customer can obtain additional e-mail addresses and server capacity for an additional charge. Our system can increase server capacity seamlessly without compromising system integrity. We also charge an additional fee if the average amount of daily data transfer exceeds 800 megabytes.

     We charge an initial fee of Yen30,000 for our DESKWING service. Previously, we waived the initial Yen30,000 payment for marketing purposes. However, we generally no longer discount this fee to new subscribers. The basic monthly fee for the standard DESKWING service package is currently Yen10,000.

     We provide customer support from 9:00 a.m. to 6:00 p.m., Tokyo time, 5 days a week. We currently offer in-house telephone e-mail-based support services to respond to and analyze customer needs.

     In order to maintain price competitiveness and retain long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who were DESKWING subscribers for a period of 13 months or longer. In October 2001, we discontinued the campaign because the discounted price was below cost and did not reduce the decline in DESKWING subscription cancellations.

     We had 31,257 DESKWING customer accounts as of September 30, 2001 and 20,520 as of February 28, 2002.


     ADDITIONAL SERVICES

     Subscribers to our basic DESKWING service can also purchase the additional services discussed below. Revenues from these additional services accounted for approximately 10% of our average monthly revenue per customer for the year ended September 30, 2001.

     Web. This is our Web-page hosting service, which we started offering in May 1998. As of September 30, 2001, approximately 90% of our customers for DESKWING services subscribed to our Web service. Web allows a customer to publish its own corporate Web page under its own domain name. A customer who subscribes to DESKWING and Web may use for Web-hosting a portion of the 100 megabytes of capacity included in the DESKWING package. A customer may rent additional server space as needed. A Web subscription gives customers access to our easy-to-use Web-page designing application. Using this application, accessible through the customer control panel, the customer may design Web pages based on ready-made templates. For customers desiring more sophisticated Web-page designs, we offer references to independent Web-page design service providers. For an additional charge, we can host Web-page designs that customers create with their own Microsoft FrontPage 2000 software. We currently charge Yen1,000 per month for the standard Web service.

     Virus Check. In January 2002, based on requests that we had obtained from customers from our in-house call center, we began to offer a virus check service on a trial basis through a partnership with Network Associates, Co., Ltd. The virus check detects and exterminates computer viruses at the server side. The 300 available trial subscriptions to the service quickly sold out and in March 2002, we formally began to offer subscriptions to the service under two plans, Virus-Check One, priced at Yen350 per account, and Virus-Check 50, priced at Yen11,000 per 50 accounts.

     As part of our July 2001 Business Revival Plan, we terminated in August 2001 Shop, our business-to-consumer e-commerce enabling service introduced in January 2000; Office, a personal information management service and information sharing service introduced in April 2000; and Unified Messaging, a combination of fax, voice and e-mail service.

     Other additional services we offer are the Nikkei Telecom 21, a news and corporate database retrieval service, sub-domain name acquisition, domain forwarding, coded data communication, bulletin board application, home page construction tools and an automated Web-site access log analysis service.

     To access our services, the customer also needs computer equipment and access to the internet provided by a third party internet service provider through a conventional telephone line, a leased line, a digital subscriber line
(DSL), or cable (CATV), etc. Until November 2000, Hikari Tsushin, as our former sales agent, helped some of our customers obtain these products and services. After termination of our contract with Hikari Tsushin, our own sales and marketing team began assisting customers with acquiring these products and services. Also, we introduce a third party internet service provider to our clients in return for a fee.


     SUBSCRIPTIONS

     When a customer subscribes to our services we process the application and collect any applicable initial and monthly fees. We then configure a DESKWING server to allocate disk space for the subscriber's data. Ordinarily, customers are able to begin using our services one to two weeks from the time of subscription.

     Acquisition of Domain Names. We acquire domain names for our customers upon their request. Approximately half of our customers request Japanese domain names, which end with the extension ".jp." For these names, we apply to Japan Network Information Center, or JPNIC, which is the sole administrator of the registry for Japanese domain names and of which we are a member. Some of our customers request United States domain names, which end with extensions such as ".com," ".org" or ".net," for which there are several registrars in the United States.

     Our Contracts with Customers. We enter into a standard contract with each customer that subscribes to our services. Our standard DESKWING contract describes the services we will provide and the rates for these services, as well as additional charges for extra server capacity, excess data transfer and other items.

     Our standard DESKWING contract also contains the following key terms:

     - Minimum Subscription Period -- The minimum subscription period is currently twelve months. If the subscriber terminates the contract before the end of the minimum subscription period, the contract requires the customer to pay the balance of the fees for that period.

     - Right to Terminate Subscription -- Subject to the minimum subscription period, the subscriber can terminate our services after two months written notice.

     - Limitation of Our Liability -- If we fail to provide the services we promised, the contract limits our liability to the subscriber. If a failure continues for more than 12 hours after we have learned of it, the subscriber can demand a refund. The amount of refund the customer can demand is roughly proportional to the monthly fee, based on the duration of the failure beginning 12 hours after we learned of it. The contract further limits our liability if the failure is caused by the telephone company connecting the subscriber to our data center.

SALES AND MARKETING.

     Almost all of our customers belong to our core market, small and medium-sized enterprises in Japan, particularly businesses with no more than 20 employees. We believe this sector has been underserved by other providers of hosting services and that these potential customers have not yet fully taken advantage of the internet.

     A staff of 12 as of March 15, 2002 (13 as of September 30, 2001) is responsible for sales promotion activities, including developing products and services. Our sales and marketing focus is currently on retention of existing customers rather than on acquisition of new ones. After the November 2000 termination of our contract with Hikari Tsushin, we began to build our direct sales and marketing force. However, following the July 2001 management change, we concluded both direct marketing and outsourcing are not a cost-effective means of customer acquisition for existing services offerings under current competitive conditions. We are currently re-evaluating our customer acquisition strategy.

     Until termination of our marketing agreement with Hikari Tsushin in November 2000, we worked closely with Hikari Tsushin to market our services. Hikari Tsushin conducted direct-marketing activities directly and through its sales agents, including its Call to Web subsidiary. A department within Hikari Tsushin promoted sales of our services and monitored and supervised these agents' activities.

     Until the termination of our marketing agreement with Hikari Tsushin, we paid Hikari Tsushin a sales commission for each subscription they or their sales agents had obtained. Hikari Tsushin's sales agents also processed applications for our services and collected fees on our behalf. The sales commission consisted of the following two components:

     - All or whatever portion we collected of the Yen30,000 start-up fee paid by the subscriber. We generally waived this fee for marketing purposes in the past.

     - We also paid Hikari Tsushin a portion of the monthly fee paid by subscribers for our services. For subscriptions to the standard service, we paid Hikari Tsushin 50% of the monthly fee. For our additional services, we typically paid 50% of revenues net of the fees we paid to ITOCHU Technology Inc. for the use of its servers prior to our July 2000 termination of this arrangement.

     Hikari Tsushin no longer services our sales and no longer assists with processing customer applications and providing customer service.


TECHNOLOGY

     We apply our internal experience to industry-standard advanced software and hardware to create an advanced infrastructure for the operation of our services. As discussed below in "-- D. Property, Plant and Equipment," we now own all of the servers used for the DESKWING service following the termination of our sale and leaseback arrangement with IBJ Leasing.

     The facilities that house the DESKWING servers have redundant systems for power, fire protection, seismic reinforcement and 24-hour 7-days-a-week security surveillance by system administrators. Cable & Wireless IDC owns the facility in Tokyo that houses all DESKWING servers.

     Our security efforts focus on preventing unauthorized access to our customers' e-mail and other databases, on protecting our hardware and software from being tampered with by intruders, and on preventing service failure or slowdown caused by such intruders. We perform security-related patches on our operating system and other applications on a regular basis. We also monitor the network to detect intrusion attempts, using current information obtained from a Japanese affiliate of CERT, a group of computer internet security experts based at Carnegie-Mellon University in the United States.

GOVERNMENT REGULATION

     We are not currently directly subject to national or local government laws or regulations in Japan or other jurisdictions, other than the Telecommunications Business Law of Japan and laws and regulations that apply to businesses generally.

     The Telecommunications Business Law of Japan regulates two types of telecommunications companies: Type I Carriers and Type II Carriers. In connection with our Access service, as an internet-access provider, we fall under the category of General Type II carriers. We formally notified the Ministry of Public Management, Home Affairs, Posts and Telecommunications before commencing General Type II business and specified the categories of service to be provided. If matters written in the notification change, General Type II Carriers must give a notification of the change to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.

     Other than the Telecommunications Business Law, only a small body of laws and regulations currently applies specifically to e-mail hosting, Web-page hosting, internet-access and other internet-related activities in Japan. Due to the increasing popularity and use of the internet, however, it is possible that laws and regulations with respect to the internet may be adopted in Japan or other jurisdictions. Governmental agencies in Japan and elsewhere are currently adopting or considering the adoption of such laws and regulations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, libel, advertising, obscenity, intellectual property rights, information security and the convergence of traditional telecommunications services with internet communications. We cannot determine at this time the nature of future possible legislation and regulation and the manner and impact of their interpretation or enforcement.

     On November 30, 2001, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan was enacted and is expected to soon come into effect. We are classified as a "Telecommunication Service Provider" under this law. Under this law, claims of infringement by third parties against telecommunications service providers must meet certain conditions in order to find telecommunication service providers liable. This law also provides that the telecommunications service providers may have to disclose certain information concerning the sender of the telecommunication to a third party alleging infringement.


C.   ORGANIZATIONAL STRUCTURE.

     Hikari Tsushin directly and indirectly controls 72.9% of our outstanding shares of common stock. As of January 31, 2002, seven employees were seconded to us from Hikari Tsushin. In February 2002, these employees formally terminated their employment with Hikari Tsushin and began their employment with us. Two of them currently serve on our board of directors. We are considered part of the Hikari Tsushin corporate group and accounted for as a consolidated subsidiary in their financial statements.

     In December 2000, we acquired 47.1% of the outstanding shares of Intranets K.K., a provider of free groupware functions including web-based scheduling, for a total amount of Yen600 million. However, after review of our overall strategy as outlined in our Business Revival Plan of June 2000, we determined that the investment had not produced the positive synergistic value originally expected. As a result of the completion in March 2002 of a share buyback and subsequent retirement of shares repurchased by Intranets K.K. in connection with a capital reduction of Intranets K.K., we currently own 22.8% of the outstanding shares of Intranets K.K.

     In January 2001, we purchased 3,875 ordinary shares of MCC Holdings, Ltd., a developer of mobile communications technology and content for mobile communication services, for a total amount of Yen194 million. After the transaction, we held 60.0% of the 6,458 outstanding ordinary shares of MCC Holdings. In September 2001, we sold all of our shares in MCC Holdings to a representative director of MCC Holdings for a total amount of Yen7.75 million. Accordingly, MCC Holdings would no longer be included as a consolidated subsidiary in our consolidated financial results.


D.   PROPERTY, PLANT AND EQUIPMENT.

     The table below shows our capital expenditures, including a portion of payments under capitalized leases for the last three years.

                                                            FOR THE YEAR ENDED SEPTEMBER 30,
                                                            --------------------------------
                                                            1999          2000         2001
                                                            -----       --------      ------
                                                                   (millions of yen)
Capital expenditures, including a portion of payments
 under capitalized leases                                   Yen41       Yen3,361      Yen542

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the market for e-mail hosting and related services. Most of our past capital expenditures related to the expansion and improvement of our hosting infrastructure, and the installation of servers necessary to offer hosting and e-mail services. Although our capital expenditures plans may change as new business opportunities arise, we expect future capital expenditures for the year ending September 30, 2002 to be lower than those for the year ended September 30, 2001 as we currently do not anticipate expanding our existing hosting infrastructure.

     A wide ranging review of our operations and cost structure undertaken by our new management revealed that most of our servers were operating at very low capacity. At the same time, we were paying high fixed charges under our July 12, 2000 server leasing contract with IBJ Leasing for this underutilized server capacity. As a result, we terminated the leasing contract on July 24, 2001 and bought back all leased servers for a cost of Yen2,410 million. This amount represented the remaining three years of payments outstanding under the leasing contract. The servers had been assessed and valued at Yen80 million. As a result of the transaction, we incurred a one-time charge of Yen2,110 million during our fiscal year ended September 30, 2001.


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion of our financial condition and results of operations together with our financial statements and the accompanying notes to those financial statements beginning on page F-1 in response to Item 8. and Item 18. This discussion is based on U.S. GAAP financial information except as noted otherwise. This section contains forward-looking statements and you should read the discussion relating to forward-looking statements appearing at the beginning of this annual report on Form 20-F.

OVERVIEW.

     We provide e-mail hosting services to small and medium-sized enterprises in Japan. Starting with the launch of DESKWING in May 1998, we have focused on DESKWING and related services. In the year ended September 30, 2001, substantially all of our revenues came from DESKWING and related services.

     Previously, we also derived revenues from our prior hosting system "SSOS" (from licensing and operating our server-hosting platform technology to internet service providers) and system development (Web-site design and consulting). We have been phasing these services out in recent years and, following the implementation of our Business Revival Plan in July 2001, discontinued our "Other Hosting Services" and "Systems Development Services" segments, leaving only our "Deskwing Hosting Services" segment. Less than 1.4% of our revenues for the year ended September 30, 2000 came from these discontinued services. In the year ended September 30, 2001, we received no revenues from SSOS and only nominal revenues from system development services.

     As a result, reclassifications have been made to the statements of operations data for the years ended September 30, 1999 and 2000 to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

     In addition, service fees, comprising primarily fees paid to Hikari Tsushin for its services as sales agent prior to the November 2001 termination of our agreement with Hikari Tsushin, have been included in cost of revenues. In previous years, service fees were included under operating expenses. We have reclassified these fees for each of the fiscal years ended September 30, 1999, 2000 and 2001.


     REVENUES

     Revenues consist primarily of fixed monthly fees paid by our customers to us. The contract for basic DESKWING service provides for an initial payment of Yen30,000 and a monthly fee of Yen10,000. Services commence on the first day of the month following the month in which the subscription application is processed. Previously, we waived the initial Yen30,000 payment for marketing purposes. We generally no longer discount this fee for new subscribers. Additional monthly fees for our Web hosting service, to which approximately 90% of our customers subscribe, are Yen1,000. Fees for other services vary. Fees for additional services comprised approximately 10% of our revenues for the year ended September 30, 2001. Revenues are recognized on a monthly basis over the contract period, beginning when the subscription fee for the first month is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

     The following table shows, for each of the quarters indicated, the number of new DESKWING service customers, the number of customers that terminated our services and the quarter-end number of current customers. Our contract with each customer includes a restriction that the customer cannot terminate the contract during the first year and must provide two-months' prior notification of termination.

                                              YEAR ENDED SEPTEMBER 30,
              ---------------------------------------------------------------------------------------
                   1999                       2000                                2001
              ---------------   ---------------------------------   ---------------------------------
                3Q       4Q       1Q       2Q       3Q       4Q       1Q       2Q       3Q       4Q
              ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
New            6,783   11,779   18,024   28,055   15,784    6,480    2,010      321      923      597
Cancelled        185      651    1,308    3,840    8,879   16,552   10,919    9,691    6,648    4,651
              ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Quarter-end
 Balance      10,480   21,608   38,324   62,539   69,444   59,372   50,463   41,093   35,310   31,257
              ======   ======   ======   ======   ======   ======   ======   ======   ======   ======


     COST OF REVENUES

     We include expenses related to DESKWING and its related services either as part of cost of revenues or as part of operating expenses. The principal expense items related to DESKWING and its related services which are accounted for as cost of revenues as they are incurred are as follows:

     - Initial and Ongoing Fees for Acquisition and Maintenance of a Domain Name. These fees are payable to the relevant administrator of the domain name registry as follows:

          For Japanese domain names, we pay Yen4,762 per name to Japan Network Information Center, or JPNIC, for the acquisition of a domain name. We also pay an annual JPNIC membership fee of Yen5,000 per registered name, based on the number of registered domain names we have obtained. From April 2001, the fee is Yen4,762 for the acquisition of a domain name and the first year of registration, with annual registration fees of Yen3,500 thereafter.

          We pay Yen3,500 to Japan Registry Service Co., Ltd. for the registration of a Japanese domain name. We also pay an annual fee of Yen3,500 per registered name, based on the number of registered domain names we have obtained after the first year from the registration.

          For U.S. domain names, we pay to Verisign $14.50 per top level domain name annually. Prior to November 2001, we had paid $70 per name for the first two years, and $35 for each year thereafter.

     - Service fees. Prior to November 2000, a service fee was payable to Hikari Tsushin for its services as our sales agent. This service fee was equal to 50% of monthly fees and 10% of fees from additional services. Information on related party transactions is provided in
          Item 7.A.

     - Administrative Expenses for Application Processing. These expenses include expenses we incur in inputting the subscriber's information in our database, processing and mailing documents to the subscriber and preparing a user's manual.

     - Outsourcing Fees for Our Customer Support Services. We terminated the contract with Telemarketing Japan, which previously provided our customer support services, in August 2001. The fees for these outsourced services are included in cost of revenues. Since September 2001, we have been providing in-house customer support services and expenses related to such services are included in selling, general and administrative expenses.

     - Initial Promotional Fees. Prior to termination of our contract with ITOCHU Technology, Inc. in July 2000, a $30 promotional fee was payable to Hikari Tsushin for each new subscription.

     Some of our expenses are initial one-time expenses we incur only in the month in which a new service application is processed. On the revenue side, we generate monthly fees from our subscribers. Relatively large initial one-time expenses can only be recouped over a period of time by the monthly fees after they cover on-going expenses. If the number of new subscriptions in a given period of time is large compared to the size of the existing subscriber base, we may suffer large operating losses for such period.


     OPERATING EXPENSES

     Our operating expenses include the following:

     - Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel expenses associated with our management and administrative functions, office rent for our headquarters, advertising expenses, depreciation and amortization expenses and expenses incurred in connection with in-house customer support.

     - Research and Development Expenses. In order to enhance the functionality of our services and develop new services, we incur research and development expenses for our in-house research and development activities for outsourcing technical work to third parties. Through July 2001, we incurred significant research and development costs to develop a new hosting service which we have discontinued. Subsequently, we have substantially scaled down our research and development plans though we could change this policy if we identify appropriate opportunities to grow our business.

     - Loss on Impairment of Equipment. A Yen2,111 million loss on impairment of equipment was incurred in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

     - Loss on Impairment of Purchased Intangible Servicing Asset. A Yen3,500 million loss on impairment of purchased intangible servicing asset was recognized in the fiscal year ended September 30, 2001 in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. Upon termination we paid Hikari Tsushin Yen3,500 million based on an independent valuation of the fair value of the expected future net revenues to be received by Hikari Tsushin under the agreement. The expected future revenues were based on pricing terms then in effect with customers and on estimated future cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected and we implemented a 50% reduction in the monthly fee charged for our Deskwing hosting service.

RESULTS OF OPERATIONS

     As an aid to understanding our historical operating results, the following table shows items from our statements of operations for the periods indicated in yen amounts and as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                           Year ended September 30,
                                               ------------------------------------------------------------------------------------
                                                   1999(1)                       2000(1)                     2001(2)
                                               --------------                 --------------              --------------
                                                    (in thousands, except percentages, per share amounts and numbers of shares)
STATEMENTS OF OPERATIONS DATA:

Revenues                                       Yen    811,687     100.0%      Yen  6,728,865     100.0%   Yen  5,311,814    100.0%
Cost of revenues(3)                                   796,212      98.1%           5,653,051      84.0%        3,391,888     63.9%
                                               --------------                 --------------              --------------
Gross profit                                           15,475       1.9%           1,075,814      16.1%        1,919,926     36.1%
                                               --------------                 --------------              --------------
Operating expenses(3)                                 448,929      55.3%           2,079,314      30.9%        9,273,622    174.6%
                                               --------------                 --------------              --------------
Loss from operations                                 (433,454)    (53.4)%         (1,003,320)    (14.9)%      (7,353,696)  (138.4)%
Other income (expense), net                           (19,090)     (2.4)%              7,665        .1%       (1,047,112)   (19.7)%
                                               --------------                 --------------              --------------
Loss from continuing operations before
 provision for income taxes                          (452,544)    (55.8)%           (995,655)    (14.8)%      (8,400,808)  (158.2)%
Provision for income taxes                              2,981       0.4%               3,800        --             3,800       --
                                               --------------                 --------------              --------------
Loss from continuing operations                      (455,525)    (56.1)%           (999,455)    (14.9)%      (8,400,808)  (158.2)%
Gain (loss) from operations of discontinued
 business segments                                     99,786      12.3%            (542,129)     (8.1)%      (1,164,113)   (21.9)%
                                               --------------                 --------------              --------------
Net loss                                       Yen   (355,739)    (43.8)%     Yen (1,541,584)    (22.9)%  Yen (9,568,721)  (180.1)%
                                               ==============                 ==============              ==============
Basic and diluted loss per common share loss
 from continuing operations per share          Yen(100,958.55)                Yen(106,859.30)             Yen(823,496.77)
Gain (loss) from operations of discontinued
 business segments per share                        22,115.69                     (57,963.11)                (114,061.63)
                                               --------------                 --------------              --------------
Net loss per share                             Yen (78,842.86)                Yen(164,822.41)             Yen(937,558.40)
                                               ==============                 ==============              ==============
Shares used in per share calculation - basic
 and diluted                                            4,512                          9,353                      10,206

------------
(1) Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2) As a result of the elimination of the "Other Hosting Services" and "Systems Development Services" segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the discontinued segments' historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3) Service fees paid to Hikari Tsushin previously included under operating expenses have been reclassified as part of cost of revenues for the years ended September 30, 1999, 2000 and 2001. Included in the reclassifications made to the 1999 and 2000 statements of operation are service fees paid to Hikari Tsushin of Yen364,477 thousand for the year ended September 30, 1999 and Yen3,291,737 thousand for the year ended September 30, 2000. Previously, those amounts were included under operating expenses, but have been reclassified as part of revenues to conform with the 2001 presentation.


     YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

     REVENUES. Revenues decreased 21.1% from Yen6,729 million in year ended September 30, 2000 to Yen5,312 million in the year ended September 30, 2001. The decrease in revenues was mainly attributable to a decline in net DESKWING revenues as a result of a decrease in the number of DESKWING subscribers. In the year ended September 30, 2001, DESKWING revenue accounted for 99.7% of total revenue. There were 31,257 subscribers as of September 30, 2001, a 47.4% decrease from 59,372 subscribers as of September 30, 2000.

     COST OF REVENUES. Cost of revenues decreased 40.0% from Yen5,653 million in the year ended September 30, 2000 to Yen3,392 million in the year ended September 30, 2001. Cost of revenues decreased as a result of the decrease in costs due to the decrease in DESKWING subscribers and lower service fees paid to Hikari Tsushin. Service fees paid to related parties decreased by 79.9% to Yen657 million in the year ended September 30, 2001 from Yen3,292 million in the year ended September 30, 2000 due to the termination of our contract with Hikari Tsushin.

     GROSS PROFIT. Gross profit increased 78.4% from Yen1,076 million in the year ended September 30, 2000 to Yen1,920 million in the year ended September 30, 2001, reflecting a decrease in cost of revenues. Gross profit margin increased from 15.6% in the year ended September 30, 2000 to 36.1% in the year ended September 30, 2001.

     OPERATING EXPENSES. Operating expenses for the year ended September 30, 2001 increased by 346.1% from Yen2,079 million in the year ended September 30, 2000, to Yen9,274 million. The increase reflected an increase in selling, general and administrative expenses, as a result of increases in employment costs and commission fees, as well as the recognition of impairment of servers and other equipment and intangibles in connection with our ongoing restructuring.

     Selling, general and administrative expenses increased by 85.3% to Yen1,714 million in the year ended September 30, 2001 from Yen925 million in the year ended September 30, 2000.

     As a result of increases in cancellations by subscribers, we recognized a loss on impairment of purchased intangible service assets of Yen3,500 million in connection with the termination of our marketing agreement with Hikari Tsushin. We also recognized a loss on impairment of equipment of Yen2,111 million relating to the termination of our contract with IBJ for leasing of servers and related equipment.

     LOSS FROM OPERATIONS. Operating loss of Yen7,354 million in the year ended September 30, 2001 increased from operating loss of Yen1,003 million for the year ended September 30, 2000, primarily due to the recognition of an impairment for intangible assets acquired from Hikari Tsushin in connection with the termination of the marketing agreement and the impairment of equipment.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net in the year ended September 30, 2001 decreased to Yen1,047 million in net expense from net income of Yen8 million in the year ended September 30, 2000. This decrease was primarily due to a loss on devaluation of investments in Intranet K.K., loss on sale of MCC Holdings shares and an allowance for uncollectable short-term loan.

     LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes increased to Yen8,401 million for the year ended September 30, 2001 from Yen999 million for the year ended September 30, 2000.

     PROVISIONS FOR INCOME TAXES. For both the year ended September 30, 2000 and the year ended September 30, 2001 we incurred net losses for Japanese tax purposes and have not recognized any tax provision or benefit. Operating loss carryforwards for tax purposes for the year September 30, 2001 amounted to approximately Yen4,841 million and are available to offset future taxable income. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets. Provision for income taxes amounted to Yen3.8 million in each of the year ended September 30,

2001 and the year ended September 30, 2000. In each of these years, we paid the pro-rated portion of resident taxes.

     LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased to Yen8,405 million for the year ended September 30, 2001 from Yen999 million for the year ended September 30, 2000.

     GAIN (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Loss recorded from operations of discontinued business segments increased to Yen1,164 million for the year ended September 30, 2001 from Yen542 million for the year ended September 30, 2000.

     NET LOSS. As a result of these factors, net loss increased to Yen9,569 million in the year ended September 30, 2001 from a net loss of Yen1,542 million in the year ended September 30, 2000.


     YEAR ENDED SEPTEMBER 30, 2000 COMPARED TO YEAR ENDED SEPTEMBER 30, 1999

     REVENUES. Total revenues increased by 728.7% from Yen812 million in the year ended September 30, 1999 to Yen6,729 million in the year ended September 30, 2000. The growth of revenues was mainly attributable to the increase in revenues from DESKWING and related services as a result of the increase in the number of subscribers. This result was primarily attributable to a larger customer base as the accumulated number of DESKWING subscribers increased 174.8% from 21,608 as of September 30, 1999 to 59,372 as of September 30, 2000.

     COST OF REVENUES. Cost of revenues increased 610.2% from Yen796 million in the year ended September 30, 1999 to Yen5,653 million in the year ended September 30, 2000, but decreased as a percentage of total revenues from 98.1% to 84.0%. The increase was mainly associated with the cost of revenues resulting from sales of DESKWING and related services.

     GROSS PROFIT. Gross profit increased from Yen15.5 million in the year ended September 30, 1999 to Yen1,076 million in the year ended September 30, 2000, reflecting strong growth in revenues. Gross profit margin improved from 1.9% to 16.0%. This improvement is mainly the result of lower cost of revenues as a percentage of these revenues in the year ended September 30, 2000.

     OPERATING EXPENSES. Operating expenses for the year ended September 30, 2000 increased by 363.0% from Yen449 million in the year September 30, 1999 to Yen2,079 million in the year ended September 30, 2000. The increase primarily reflected increases in research and development expenses as well as increased expenses for sales promotion to related parties and selling, general and administrative expenses as a result of increases in the size of our customer base.

     Sales promotion expenses to related parties increased by 257.9% to Yen204 million in the year ended September 30, 2000 from Yen57 million in the year ended September 30, 1999 due to the increase in customers primarily for Hitmail and related services.

     Selling, general and administrative expenses increased by 174.5% to Yen925 million in the year ended September 30, 2000 from Yen337 million in the year ended September 30, 1999, due to increases in recruiting expenses, higher salary costs due to increased numbers of employees and higher office rent associated with our expansion.

     Research and development expenses increased from Yen50 million in the year ended September 30, 1999 to Yen945 million in the year ended September 30, 2000. These expenses were primarily associated with our R&D activities for the development of Crayfish 4000, an operations platform for larger businesses, and the development of additional services for Crayfish 2000, our proprietary web-based operating software.

     LOSS FROM OPERATIONS. Operating loss of Yen1,003 million in year ended September 30, 2000 increased from operating loss of Yen433 million for the year ended September 30, 1999, primarily due to the increase in services fees and sales promotion expenses paid to Hikari Tsushin and research and development expenses.

     OTHER INCOME (EXPENSES), NET. Other income (expenses), net in the year ended September 30, 2000 increased to Yen8 million in net income from net expenses of Yen19 million in the year ended September 30, 1999. This increase was primarily due to a gain on foreign exchange recorded in the year ended September 30, 2000.

     LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes increased to Yen996 million for the year ended September 30, 2000 from Yen453 million for the year ended September 30, 1999.

     PROVISIONS FOR INCOME TAXES. For both the years ended September 30, 2000 and 1999, we incurred net losses for Japanese tax purposes and have not recognized any tax provision or benefit. Operating loss carryforwards for tax purposes at September 30, 2000 amounted to approximately Yen965 million and are available to offset future taxable income. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets. Provision for income taxes amounted to Yen3.8 million in the year ended September 30, 2000 and Yen3.0 million in the year ended September 30, 1999. In each of these years, we paid the pro-rated portion of resident taxes.

     LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased to Yen999 million for the year ended September 30, 2000 from Yen456 million for the year ended September 30, 1999.

     GAIN (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Gain (loss) recorded from operations of discontinued business segments decreased to a loss of Yen542 million for the year ended September 30, 2000 as compared to a gain of Yen100 million for the year ended September 30, 1999.

     NET LOSS. As a result of these factors, net loss increased by Yen1,186 million to Yen1,542 million in the year ended September 30, 2000 from a net loss of Yen356 million in the year ended September 30, 1999.


B.   LIQUIDITY AND CAPITAL RESOURCES.

     Our principal capital and liquidity needs have typically been for working capital relating to our DESKWING business and the funding of our research and development activities. We have met these needs primarily from issuances of our shares. We expect that our future principal capital and liquidity needs will be for the following:

     -    Working capital required for further expansion of our services;

     -    Research and development to enhance our services;

     -    Expansion of our operating infrastructure; and

     -    Possible investments in businesses that are complementary to ours.

     We also expect that future capital and liquidity needs will be for costs for defending the class action litigation filed against us in the United States in September 2000. We have incurred Yen150 million in legal costs through September 30, 2001 as a result of this litigation and we expect to continue to incur legal costs relating to our defense of this litigation in the future.

                                                                                 Year ended September 30,
                                                             ---------------------------------------------------------------
                                                                 1999              2000              2001             2001
                                                             ------------     -------------     -------------       --------
                                                                                   (in thousands)
Net cash used in operating activities                        Yen  (35,552)    Yen(1,207,125)    Yen(5,506,783)      $(46,187)
Net cash used in investing activities                            (206,732)         (566,543)       (1,592,709)       (13,357)
Net cash provided by (used in) financing  activities            4,310,352        20,610,909        (1,488,320)       (12,483)
Net increase (decrease) in cash equivalents                     4,068,068        18,837,241        (8,587,812)       (72,027)

     We incurred net losses of Yen1,542 million for the year ended September 30, 2000, and Yen9,569 million for the year ended September 30, 2001.

     Net cash used in operating activities was Yen1,207 million for the year ended September 30, 2000, and Yen5,507 million for the year ended September 30, 2001. A Yen513 million increase in depreciation and amortization had an offsetting effect on the amount of net cash used in operating activities for the year ended September 30, 2001.

     Net cash used in investing activities was Yen567 million for the year ended September 30, 2000 and Yen1,593 million for the year ended September 30, 2001. Cash used in investing activities for the year ended September 30, 2001 consisted primarily of a Yen600 million investment in Intranets K.K., Yen542 million payment for purchase of equipment, and a Yen254 million investment in a debt instruments to IB Web, Inc and MCC Holdings, Ltd.

     Net cash provided by financing activities was Yen20,611 million for the year ended September 30, 2000 and net cash used in financing activities was Yen1,488 million in the year ended September 30, 2001. Cash provided by financing activities for the year ended September 30, 2000 consisted primarily of proceeds from issuances of common stock in our global offering in Japan and the United States while cash used by financing activities for the year ended September 30, 2001 consisted primarily of payments on capital leases of Yen2,414 million.

     We currently do not have substantial outstanding short-term or long-term borrowings with banks or other financial institutions. We currently do not have any plans to seek additional debt or equity financing. We do not have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that our current cash levels will be adequate to meet all of our anticipated obligations and capital expenditure requirements through the year ending September 30, 2002.

     Our total capital lease obligations were Yen2,130 million as of September 30, 2000, and Yen342 million as of September 30, 2001.


C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT

     We use a combination of internally-developed technologies and technologies obtained from outside sources, such as freeware which we download from the internet and software which we license from third parties. As of February 28, 2002, our sales promotion staff of 12 full time employees were also responsible for the development of new products and services.

activities. We develop core technologies internally while outsourcing technical work to third parties whenever we can efficiently and cost effectively acquire the best available technology from an outside source. We are currently focusing our in-house research and development efforts on offering varieties of products responding to diversifying customers' needs. We spent Yen945 million and Yen1,015 million on research and development in the years ended September 30, 2000 and 2001, respectively. For the year ending September 30, 2002, we expect to decrease expenditures on research and development activities substantially, however, such expenditures might increase in the future if we expand our business and develop additional services.


PROPRIETARY RIGHTS

     We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights to our services. We have no patented technology that would preclude or inhibit competitors from entering our market. The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. To the extent that our business may in the future extend to regions outside Japan, the laws applicable in such regions may not protect our services or intellectual property rights to the same extent as do the laws of Japan. To the extent that we rely on technologies we license from third parties, such licenses may not be available to us at all or on commercially reasonable terms in the future. To date, we have received no notice that our services infringe on the proprietary rights of third parties, but third parties could claim that our current or future services infringe on their rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our markets grows. We may involuntarily become involved in such actions. Any of these claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any of these claims could have an adverse effect on our business.


D.   TREND INFORMATION.

     Among the factors that influence the future profitability of our operations, we believe that the following are significant and subject to substantial uncertainties:

     THE SIZE OF OUR DESKWING SERVICE CUSTOMER BASE. The size of our DESKWING service customer base fundamentally determines our revenues. The size of our DESKWING service customer base is affected by our ability to attract new customers and retain existing ones as well as by changes in the size of the market for e-mail hosting and related services for small and medium-sized enterprises. We had 31,257 DESKWING subscribers at September 30, 2001, and 20,520 subscribers as of February 28, 2002. We expect the number of subscribers to continue declining at least through the year ending September 30, 2002 and potentially beyond. Although we believe substantial opportunity exists for growth in the e-mailing hosting market for small and medium-sized enterprises, we are currently focusing primarily upon customer retention.

     CUSTOMER ACQUISITION COSTS. As we are focusing our current efforts on customer retention, our overall customer acquisition costs are not increasing. In the future, however, the level of customer acquisition costs will determine our ability to grow revenues profitably. We are exploring other possibilities for customer acquisition such as the use of sales agents and franchising, which would allow us to benefit from increases in the number of customers without bearing all of costs of customer acquisition. In order to do so, we may consider the possibility of entering into arrangements with Hikari Tsushin and companies affiliated with it.

     THE LEVELS OF FEES WE CHARGE FOR OUR DESKWING AND RELATED SERVICES. Competition in the e-mail hosting market has created pressure to reduce pricing on our DESKWING service. In an attempt to reduce potential cancellations long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who continued to subscribe to DESKWING for a period of 13 months or longer. However, in October 2001, we discontinued the campaign because the discounted price was below cost and did not stem the decline in DESKWING subscription cancellations. We currently plan to maintain pricing at current levels.


     LITIGATION.

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

     On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations that during the course of our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

     The lawsuits make similar allegations against the underwriters for the offering and certain of our former officers and directors and Hikari Tsushin. As alleged purchasers of our shares during the offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased our shares in, or traceable to, the offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

     On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel have moved for reconsideration of the court's decision and for the appointment of a different lead counsel. That motion is under consideration by the court. Plaintiffs have forty-five days after the determination of this motion to file a consolidated amended complaint. We are not required to respond to plaintiffs' original complaint and will respond to the consolidated amended complaint after it is served.

     Although we can provide no assurance as to the outcome of this litigation, we do not believe the allegations against us have merit, and intend to vigorously defend against any actions that are properly brought against us in an appropriate forum. Conclusion of the litigation in a manner adverse to us could have a material adverse effect on our business and financial condition.


     RESEARCH AND DEVELOPMENT EXPENSES.

     Although our research and development plans are subject to change, we expect to reduce the level of research and development expenses for the year ending September 30, 2002 as compared to previous years.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   DIRECTORS AND SENIOR MANAGEMENT.

     The following table provides information about our directors, executive officers and corporate auditors. None of our directors or corporate auditors beneficially owned shares of our common stock as of September 30, 2001, although certain of our directors and corporate auditors have options to purchase our shares.


                                                                            MONTH IN WHICH
NAME                    POSITION                    DATE OF BIRTH           CURRENT TERM EXPIRES
----                    --------                    -------------           --------------------
Amane Horiuchi          Representative Director,    January 6, 1971         June 2002
                        President and Chief
                        Executive Officer
Koji Yamamoto           Director                    October 22, 1971        June 2002
Shinya Kinoshita        Director, Chief Financial   April 14, 1973          June 2002
                        Officer
Kazuhiko Yabe           Corporate Auditor           May 27, 1963            June 2004
Satoshi Suga            Corporate Auditor           September 7, 1955       June 2004
Junji Tsuge             Corporate Auditor           December 4, 1975        June 2004
Shunji Harane           Corporate Auditor           December 28, 1966       June 2004

     AMANE HORIUCHI became an executive officer in July 2001 and a director in December 2001. He worked seven years at Sophia Co., Ltd. and he established Shamrock Research Institute Inc. in 1996. He also served as an executive director of the computer department of Universal Trading Co., Ltd. in 1999.

     KOJI YAMAMOTO has been a director since June 2001. He served as our president and representative director from June to November 2001. He has worked for Hikari Tsushin since 1995 until present.

     SHINYA KINOSHITA became our chief financial officer and a director in December 2001. His past experience includes two years at Nishi-Nippon Bank Co., Ltd. and one year at Hikari Tsushin.

     KAZUHIKO YABE became a corporate auditor in June 2001. His experience includes over two years at Aoyama Audit Corporation (currently
PricewaterhouseCoopers), seven years at Nihon Tetra Pak K.K. and two years at Konami Corporation and at Hikari Tsushin and its affiliate.

     SATOSHI SUGA became a corporate auditor in June 2001. His past experience includes 11 years in Art Coffee Co., Ltd. and 9 years at Hikari Tsushin. He also served as an auditor of Calltoweb, Inc., a subsidiary of Hikari Tsushin for three years.

     JUNJI TSUGE became a corporate auditor in June 2001. He has also served as a corporate auditor of Tsuri Vision and of Hikari Tsushin Capital. He has been an employee of Hikari Tsushin since April 1999 until present.

     SHUNJI HARANE became a corporate auditor in December 2001. He has been a certified public accountant since 1996 and worked at Tohmatsu & Co. and Nikko Securities Co., Ltd. He currently runs his own private certified public accounting office.


B.   COMPENSATION.

     For the year ended September 30, 2001, the aggregate compensation paid by us to all directors and corporate auditors was Yen120 million. In addition, in January 2001, options exercisable for an aggregate of 120 shares of common stock were provided to five directors. The options under this grant are exercisable at an exercise price of Yen400,000 per share of common stock and may be exercised between December 2002 and December 2007.


C.   BOARD PRACTICES.

     DIRECTORS

     Directors are elected at a general meeting of shareholders, and the term of office of directors under our articles of incorporation expires at the close of the general meeting of shareholders first held five months from their assumption of office, although they may serve any number of consecutive terms. As is standard practice in Japan, we do not have an audit or recommendation committee. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.


     CORPORATE AUDITORS

     In accordance with the requirements of Japanese law and our articles of incorporation, we must have at least three but less than six corporate auditors. Corporate auditors, of whom at least one must be from outside of the company, are elected at a general meeting of shareholders, and the normal term of office of a corporate auditor is three years, although they may serve any number of consecutive terms. Corporate auditors are under a statutory duty to oversee the administration of our affairs by the directors, to examine our financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the board of directors and to express their opinions, but they are not entitled to vote. Corporate auditors also have a statutory duty to provide their report on the audit report prepared by our independent certified public accountants to the board of corporate auditors, which must submit its auditing report to the board of directors. The board of corporate auditors will also determine matters relating to the duties of the corporate auditors, such as audit policy and methods of investigation of our affairs.


D.   EMPLOYEES.

     The following table shows the number of our full-time, temporary and part-time employees on a consolidated basis:

                                   As of September 30,
                              ----------------------------
                              1999       2000         2001
                              ----       ----         ----
                                     (in thousands)
Full-time                      70         117          74
Temporary or Part-time         24          50          34
                               --         ---         ---
Total                          94         167         108
                               ==         ===         ===



     All of our employees work at our headquarters in Tokyo, Japan.

     Of the 74 full-time employees at September 30, 2001, 12 were in administrative positions, 9 were in business development positions, and 53 were in hosting service support positions, consisting primarily of support positions, customer contract positions, product and planning development positions, and customer billing positions. Of the 117 full-time employees at September 30, 2000, 18 were in administrative positions, 10 were in sales and marketing positions, 42 were in technical positions, 42 were in service positions and 5 were in business development positions. Of the 70 full-time employees at September 30, 1999, 12 were in administrative positions, 9 were in sales positions, 22 were in technical positions, 16 were in service positions and 11 were in business development positions.


E.   SHARE OWNERSHIP.

     Under the Commercial Code of Japan, we amended our articles of incorporation to allow us to adopt a warrant option plan. In addition, special resolutions of shareholders at the shareholders' meetings were adopted to grant warrant options. The special resolution authorized the identity of directors or employees to be granted the options, and the class and number of shares to be newly issued on exercise and the exercise price, exercise period and other terms of the options.

     We also issued warrants to directors by issuing bonds to financial institutions with detachable warrants. The warrants were repurchased immediately after issuance and then granted to our directors as a part of their remuneration.

     At September 30, 2001, options or warrants to purchase a total of 685 shares were exercisable at weighted average exercise prices per share of Yen2.5 million.

     The options or warrants outstanding and currently exercisable by exercise price at September 30, 2001 were as follows (whole amount):

                                OPTIONS/WARRANTS OUTSTANDING                     OPTIONS/WARRANTS EXERCISABLE
                   -------------------------------------------------------     --------------------------------
                                     WEIGHTED AVERAGE
                                         REMAINING                                                 WEIGHTED
  EXERCISE           NUMBER          CONTRACTUAL LIFE     WEIGHTED AVERAGE       NUMBER             AVERAGE
   PRICES          OUTSTANDING           (IN YEAR)         EXERCISE PRICE      EXERCISABLE       EXERCISE PRICE
------------       -----------      ------------------    ----------------     -----------       --------------
Yen  250,000            10                  6.9             Yen  250,000            10            Yen  250,000
     400,000            36                  6.2                  400,000            --                      --
   2,500,000           675                  5.0                2,500,000           675               2,500,000
   3,776,250            28                  5.7                3,776,250            --                      --
                       ---                                                         ---
                       749                                                         685
                       ===                                                         ===

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.   MAJOR SHAREHOLDERS.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of September 30, 2001. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in Item 10.B any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the U.S. Securities and Exchange Commission.

                                                      SEPTEMBER 30, 2001
                                                   -------------------------
NAME OF BENEFICIAL OWNER                           NUMBER         PERCENTAGE
------------------------                           ------         ----------
Hikari Tsushin(1)                                   6,869            67.02
Hikari Tsushin Partners L.P.(2)                       600              5.9
Directors and executive officers as a group             0                0

------------
(1) If the shares held by Hikari Tsushin Partners, L.P. and separately identified in this table are included, Hikari Tsushin directly or indirectly controlled 7,469 shares or 72.9% of our common stock as of September 30, 2001.

(2) Hikari Tsushin Partners, L.P. is a private equity fund established in the Cayman Islands. A wholly-owned subsidiary of Hikari Tsushin, Inc, is the general partner of the fund as well as an investor in the fund.

     As of September 30, 2001, Hikari Tsushin owned 40.8% of our outstanding shares and Hikari Tsushin Partners L.P. had no shareholding. As a result of a public tender offer in Japan for our shares by Hikari Tsushin from September 5 to 25, 2001, Hikari Tsushin's shareholdings increased to 6,869 shares, representing 67.02% of our outstanding shares and Hikari Tsushin Partners L.P. acquired 600 shares, representing 5.9% of our outstanding shares.

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is listed on the Mothers market of the Tokyo Stock Exchange. Of the 10,249 shares of common stock outstanding as of September 30, 2001, 1,063 shares were held in the form of ADS, which at the then applicable conversion ratio was equal to 531,500 ADS. As of November 21, 2000, the conversion ratio was changed from 5,000 ADS representing one share of common stock to 500 ADS representing one share of common stock and consequently the 9,225,000 outstanding ADS were redenominated as 922,500 ADSs. The 1,063 shares of common stock underlying the 531,500 ADSs outstanding as of September 30, 2001 were held by Hero & Company, a subsidiary of the depositary for our ADSs, for the account of the ultimate beneficial owners of the ADSs.

     Our major shareholders have the same voting rights as other holders of our common stock. Hikari Tsushin directly or indirectly controls 72.9% of our shares and we are accordingly subject to control by Hikari Tsushin. We know of no current arrangements the operation of which may at a later time result in a change of control of us.


B.   RELATED PARTY TRANSACTIONS.

     Since September 30, 1998, except as described below, there have been no material transactions between us and our directors, officers, corporate auditors or their respective family members or enterprises over which they can exert significant influence.

     TRANSACTIONS BETWEEN US AND OUR PRINCIPAL SHAREHOLDERS, SUBSIDIARIES AND AFFILIATES

     We entered into a marketing agreement with Hikari Tsushin in February, 2000, a related party owning a 50.1%, 40.4% and 67.0% interest in us as of September 30, 1999, 2000 and 2001, respectively. Pursuant to the marketing agreement, Hikari Tsushin marketed DESKWING and related services, processed applications for service subscriptions, collected fees on behalf of us and provided certain DESKWING customer support services. In exchange for providing these services, Hikari Tsushin was entitled to a monthly commission based on fifty percent of the DESKWING monthly subscription fee. At the end of the month, Hikari Tsushin remitted fees collected on behalf of us net of commissions earned. These services fees have been reflected as a component of cost of revenues in the statements of operations.

     We cancelled the foregoing agreement with Hikari Tsushin under a termination agreement in November 1, 2000 and we paid Yen3.5 billion to Hikari Tsushin in connection with the termination of the marketing agreement on November 6, 2000. The amount of the payment to Hikari Tsushin was determined by us in consultation with independent professionals who assessed the value to us of the termination agreement and the transfer of Hikari Tsushin's interest in the DESKWING subscriber base. Under the termination agreement:

     - We received sole rights to the revenue stream from DESKWING subscribers and are no longer required to make payments to Hikari Tsushin in connection with those subscribers;

     - Hikari Tsushin transferred to us all rights and information relating to the DESKWING subscriber base;

     - We became able to begin providing services directly to DESKWING subscribers and collecting subscription fees directly from subscribers; and

     - We retained the right to use the Hitmail service mark, though we have since rebranded the Hitmail Service as DESKWING.

     Also, to promote Hikari Tsushin's marketing of our services, we paid Hikari Tsushin the entire amount of the incentive discount that we received from ITOCHU Technology, Inc. for each new customer in excess of a stated minimum number that subscribed to our services. This arrangement was terminated as of June 2000.

     Account balances and transactions with Hikari Tsushin are as follows:

                                                        September 30,
                                        ----------------------------------------------
                                           1999             2000              2001
                                        ----------      ------------      ------------
                                                       (in thousands)
Account receivables                     Yen  8,950      Yen   14,016      Yen       --
Account payable                             42,053            30,366             6,964
Service revenue                             44,884            11,540                --
Service fee                                364,477         3,291,737           656,949
Sales promotion expenses                    57,161           204,209                --
Support expenses                             2,449                --                --
Other expenses                                  --             1,067                --
Purchase of fixed assets                       270             4,300                --
Fee paid to Hikari Tsushin in
 connection with the termination of
 marketing agreement                            --                --         3,500,000
Compensation expenses                           --                --            10,607


C.   INTEREST OF EXPERTS AND COUNSEL.

     Not applicable


ITEM 8. FINANCIAL INFORMATION.

     The information required by this item has been provided beginning on page F-1.

ITEM 9. THE OFFER AND LISTING.

     ADS representing our common stock have been quoted on the Nasdaq National Market since March 8, 2000 and our common stock has been listed on the Mothers market of the Tokyo Stock Exchange since March 10, 2000.

     The price history of our common stock and ADSs is reflected in the table below:

                                                               MOTHERS(YEN)                        NASDAQ($)(1)
                                                      -----------------------------            --------------------
                                                         HIGH                LOW                HIGH           LOW
                                                      ----------         ----------            ------         -----
YEAR ENDED/ENDING SEPTEMBER 30,
2000(2)                                               32,800,000          2,100,000            166.00          3.25
  Quarter ended March 31, 2000(2)                     32,800,000         22,000,000            166.00         32.00
  Quarter ended June 30, 2000                         16,000,000          4,300,000             39.00          6.75
  Quarter ended September 30, 2000                     4,600,000          2,100,000              9.88          3.25
2001                                                   1,420,000            351,000             13.55          1.13
  Quarter ended December 31, 2000                      1,420,000            351,000             13.50          1.13
  Quarter ended March 31, 2001                           909,000            440,000             16.25          6.75
  Quarter ended June 30, 2001                            890,000            466,000             11.39          5.31
  Quarter ended September 30, 2001                       833,000            415,000             13.55          6.54
2002 (Through March 25)                                  710,000            500,000             11.49          7.04
  Quarter ended December 31, 2001                        710,000            471,000             11.49          7.45
  Quarter ended March 31, 2002 (through March 25)        710,000            471,000             11.49          7.54

CALENDAR YEAR 2001
September                                                833,000            429,000             13.55          6.54
October                                                  710,000            471,000             11.49          7.45
November                                                 620,000            580,000             10.00          8.87
December                                                 609,000            500,000              9.62          8.40

CALENDAR YEAR 2002
January                                                  580,000            580,000              8.75          7.04
February                                                 640,000            530,000              8.90          7.04
March (through March 25)                                 650,000            530,000              9.36          7.75

------------
(1) Nasdaq Share price information has been retroactively adjusted to reflect the November 21, 2000 change in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock.

(2)  Since our initial public offering in March 2000.


ITEM 10. ADDITIONAL INFORMATION.

A.   SHARE CAPITAL.

     Not applicable


B.   MEMORANDUM AND ARTICLES OF ASSOCIATION.

     CORPORATE OBJECTS AND PURPOSES IN OUR ARTICLES OF INCORPORATION

     Article 2 of our articles of incorporation states our corporate objectives and purposes:

     - Data gathering, analyzing, processing and providing by use of computer telecommunications networks and the internet;

     - Research and development related to data processing, and development, production, sale and technical guidance of and consulting service for software and hardware;

     - Development, manufacture, sale and technical guidance of and consulting service for computers and peripheral equipment;

     -    Analyzing and designing computer systems;

     -    Training computer operating staff;

     - Advertising-related business, and planning for and operation of promotional gatherings and events;

     -    Planning for and production of commercial and industrial designs;

     -    Photographing;

     -    Publishing, production and sale of books and magazines;

     -    Mail order sales;

     - Provision of goods information on consignment from mail order dealers, acceptance of orders and delivery of goods;

     -    Electric and telecommunications works;

     - Contracting for maintenance for electric and telecommunications facilities;

     - Manufacture of, maintenance for, purchase, sale, rental, lease, import and export of systems and software for electric and telecommunications equipment and telecommunications;

     - Planning, development, maintenance, consulting, education for and sale of telecommunications network systems;

     - Contracting for surveys and researches of telecommunications, computers and the internet;

     - Agency and mediation service concerning subscription for telecommunication service and broadcasting service;

     - Planning and designing for data communications systems, and introduction of and guidance for operational management thereof and agent business therefor;

     - Sale, lease, installation and maintenance of office automation equipment, annexed equipment, annexed material, office equipment and office-use products;

     -    Market research and marketing research services;

     -    Consulting service concerning general management; and

     -    Any and all businesses incidental to each of the preceding items.

     PROVISIONS REGARDING DIRECTORS.

     There is no provision in our articles as to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan provides that an interested director is required to refrain from voting on these matters at board of directors meetings.

     The Commercial Code of Japan as well as our articles of incorporation provide that the compensation for directors is to be determined at a general meeting of shareholders of a company. Within the limit approved by the shareholders' meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by resolution, leave such decision to the president's discretion.

     The Commercial Code of Japan provides that a significant loan from third party by a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.

     There is no mandatory retirement age for directors under the Commercial Code of Japan or our articles of incorporation.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Commercial Code of Japan or our articles of incorporation.


     RIGHTS OF HOLDERS OF ADSS.

     For a description of rights of holders of ADSs, please see the "Description of American Depositary Receipts" section in our F-1 Registration Statement (File No.333-11448), declared effective on March 3, 2000, as amended, hereby incorporated by reference.


     RIGHTS OF SHAREHOLDERS OF OUR COMMON STOCK.

     Our common stock is the only class of shares we have issued. Rights of shareholders of our common stock under the Commercial Code of Japan and our articles of incorporation include:

     - the right to receive dividends when the payment of dividends has been approved at a shareholders' meeting, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

     - the right to receive interim dividends as provided for in our articles of incorporation, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

     - the right to vote at a shareholder's meeting (cumulative voting is not allowed under our articles of incorporation);

     -    the right to receive surplus in the event of liquidation; and

     -    the right to require us to purchase shares when a shareholder opposes
          (1) the transfer of all or a material part of the business, (2) an amendment of our articles of incorporation to establish a restriction on share transfer, (3) exchange of stock for stock in a company in existence or to be newly incorporated, (4) corporate separation or (5) a merger or consolidation.

     The Commercial Code of Japan provides additional specific rights for shareholders owning a substantial number of shares.

     Shareholders holding 10% or more of the outstanding shares with voting rights have the right to apply to a court of competent jurisdiction, or competent court for:

     -    dissolution, and

     - commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the outstanding shares with voting rights for six months or more have the right to:

     -    demand the convening of a general meeting of shareholders,

     - apply to a competent court for removal of a director or statutory auditor,

     -    apply to a competent court for removal of a liquidator,

     -    apply to a competent court for reorganization of the company, and

     - apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

     Shareholders holding 3% or more of the outstanding shares with voting rights have the right to:

     -    examine our accounting books and documents and make copies of them,

     - apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

     - appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the outstanding shares with voting rights for six months or more have the right to:

     - demand that certain matters be made agenda items at a general meeting of shareholders, and

     - apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of general meeting of shareholders.

     Shareholders who have held 300 voting rights for six months or more have the right to demand that certain matters be made agenda items at a general meeting of shareholders.

     Shareholders who have held any number of shares for six months or more have the right to demand:

     - us to institute an action to enforce the liability of one of our directors or statutory auditors,

     - us to institute an action to recover from a recipient the benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

     - a director on our behalf for the cessation of an illegal or ultra vires action

     There is no provision under the Commercial Code of Japan or our articles with regards to any sinking fund.

     There is no provision under the Commercial Code of Japan or our articles which requires shareholders to make additional contributions when requested by us.

     Under the Commercial Code of Japan, in order to change the rights of stockholders which are stipulated and defined in our articles, we must amend our articles. Amendment must be approved by a special resolation of shareholders meeting which requires a quorum of shareholders having a majority of the outstanding shares with voting rights present and two thirds or more approval of the votes represented by the shares present.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by the board of directors. Shareholders having held 3% or more of the outstanding shares with voting rights for six months or more are entitled to demand the board of directors to convene a shareholders' meeting under the Commercial Code of Japan. Under our articles, shareholders of record as of September 30 of each year or other dates as decided by the board of directors from time to time, have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend annual general meetings and extraordinary general meetings of shareholders, we are required to make public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders' meeting.


     RESTRICTIONS ON HOLDERS OF OUR COMMON STOCK.

     There is no restriction on non-resident or foreign shareholders on the holding of our shares or on the exercise of voting rights. However, pursuant to a provision of our regulations with regard to our shares of common stock, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

     There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

     There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold above which shareholder ownership must be disclosed. A shareholder holding more than 5% of the shares of a public company in Japan is required to disclose the shareholding pursuant to the Securities Exchange Law of Japan.

     There is no provision in our articles of incorporation governing changes in capital more stringent than required by law.

C.   MATERIAL CONTRACTS.

     Under the Memorandum on Microsoft Hosting Deployment Program, dated September 17, 1999, between Microsoft Co., Ltd. and us, we are allowed, as one of four "Premier Hosting Partners" in Japan, to advertise our e-mail, Web-page hosting, and our future services through CD-ROMs and pamphlets included in Microsoft's "Office Internet Package 2000" bundles distributed in Japan and through banner announcements on Microsoft Network's Japanese-language Website. In return for this advertising, we provide commercial hosting services to the public for which we are required to purchase software and systems provided by Microsoft.

     Under the Master Agreement of Business Arrangements, in 1997, between ITOCHU Technology, Inc., or ITI and us, we licensed to ITI internet server-related software for the internet server hosting business provided by ITI. The license fee was the higher of (a) the monthly charge which was based on 25% of the wholesale price multiplied by the number of users of the relevant service, or (b) $1,000 per one server per month, and monthly compensation to be received by us for any work operation was more than $5 per such work operation multiplied by the number of times of such work operation, both of which may be free for the first month of each service provided by ITI or otherwise subject to a discount rate. The term for this agreement was one year, automatically renewable unless otherwise notified by either party. The agreement was terminated as of November 30, 2000.

     Under the Agreement on Delegation of Intermediary Business relating to Application for the Registration of Organizational type and Geographical type JP Domain Names, dated April 1, 2001 between JPNIC and us, which restates and amends the Agreement on Delegation of Intermediary Business relating to Application for the Registration of Domain Names, dated March 8, 1999, JPNIC delegates to us the intermediary business with respect to the application for the registration of organizational type and geographical type JP domain names and other related matters. This agreement expires on March 31, 2002 but is automatically renewable for another year unless otherwise notified by either party at least three months prior to the termination date. According to this provision, this agreement was automatically renewed for one year as neither party gave a termination notice to the other by December 31, 2001.

     Under the Lease Contract, dated July 12, 2000, between IBJ Leasing Co., Ltd. and us, IBJ Leasing purchased from us newly purchased equipment as well as equipment and software licenses that we had purchased from ITI in accordance with the termination agreement between ITI and us, for a total price including a fee in connection with the termination agreement of approximately Yen2,921 million (and consumption tax of 5%). In turn, we rented this equipment and licenses from IBJ Leasing for an annual lease fee of Yen796.5 million for 4 years (total lease fee of Yen3,186 million), which is to be automatically renewed for another year for an annual lease fee of Yen66,375 thousand unless terminated by us. The Lease Contract was terminated pursuant to a Lease Termination Agreement, dated July 24, 2001.

     Under the Amended and Restated Agreement on Delegation of Business originally dated May 1, 1998, as amended and restated on February 1, 2000 between Hikari Tsushin and us, we authorized Hikari Tsushin to serve as sales agent for subscriptions of Hitmail hosting services for an initial commission of Yen30,000 per subscriber and 50% of the monthly subscription fee payable to us. The agreement was terminated by us effective October 31, 2000 in an Agreement on Agreed Termination and Transfer of Business. The termination agreement provided that we were to pay Yen3.5 billion to Hikari Tsushin by November 6, 2000. We were relieved from the obligation to pay commissions to Hikari Tsushin, except for commissions of Yen100,000 per new application for certain subscriptions accepted by Hikari Tsushin for the month of November 2000, subject to pro-rata payback in the event of cancellation of such subscription within 20 months of such application. Hikari Tsushin was to make best efforts to transfer some contracts necessary for us to continue Hitmail hosting services and second its personnel in charge of Hitmail hosting services for the term ending December 1, 2000. We retained the right to use the service mark for Hitmail in connection with Hitmail hosting services after the termination date, but the other party's consent is still required for the use of the service mark for other purposes.

     Under the Software License Contract dated March 4, 2002 between Network Associates Co., Ltd. and us, we license computer software and products with virus alert function which were designed, developed and sold by Network Associates Inc., a Delaware corporation. We shall pay a monthly fee to Network Associates depending on service usage.

     On July 24, 2001, we entered into a Lease Termination Agreement and a Sales Agreement with IBJ Leasing Co., Ltd. pursuant to which we would terminate the July 12, 2000 Lease Contract, return server equipment and software licenses leased under the Lease Contract to IBJ Leasing and repurchase from IBJ Leasing these server equipment and software licenses for Yen2,410 million (excluding sales tax). The repurchase price of Yen2,410 million (excluding sales tax) was paid to IBJ Leasing in lieu of paying to IBJ Leasing a lease termination penalty of Yen2,410 million (excluding sales tax) pursuant to the Lease Termination Agreement.

     On March 31, 2001, we entered into an agreement with Japan Network Information Center pursuant to which we manage an IP address that has JPNIC has assigned to us. The agreement requires us to pay fees for end users' assigned IP addresses, an annual domain maintenance fee, and not to disclose end users' confidential information.


D.   EXCHANGE CONTROLS.

     JAPANESE FOREIGN EXCHANGE REGULATIONS

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and related cabinet orders and ministerial ordinances govern the issuance of shares by companies and the acquisition and holding of shares by "exchange non-residents" and "foreign investors" under the Foreign Exchange Law.

     Exchange non-residents are:

     -    individuals who do not reside in Japan; and

     -    corporations whose principal offices are not in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:

     -    individuals who do not reside in Japan;

     - corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

     - corporations in which more than 50% of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan.

     Under the Foreign Exchange Law, with minor exceptions, all aspects of foreign exchange and foreign trade transactions by exchange non-residents and foreign investors require post-transaction reporting. The Minister of Finance of Japan also has the power to impose licensing requirements for transactions in limited circumstances.


     POTENTIAL CONSEQUENCES RESULTING FROM AN ACQUISITION OF LISTED SHARES

     If a foreign investor acquires our shares and if the foreign investor's direct and indirect total holdings are 10% or more of our issued shares after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances (including the case where the acquisition of our shares reaches 10%), a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of stock splits is not subject to any of the foregoing requirements.


     POTENTIAL CONSEQUENCES RESULTING FROM THE SALE OF SECURITIES TO EXCHANGE NON-RESIDENT

     A Japanese resident is required to file a report with the Minister of Finance concerning the transfer of securities for value exceeding Yen100 million to an exchange non-resident within 20 days of the date of the transfer.


     POTENTIAL CONSEQUENCES RESULTING FROM DIVIDENDS AND PROCEEDS OF SALES

     Under the current Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of shares held by exchange non-residents generally may be converted into any foreign currency and repatriated abroad.

     In general, there is no restriction imposed with regard to the import or export of capital, including the availability of cash and cash equivalents for our use.


E.   TAXATION.

JAPANESE TAXATION

     The following is a summary of the principal Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as at the date of this annual report on Form 20-F. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Investors should satisfy themselves by consulting their own tax advisers as to the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence.

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits by transferring retained earnings or legal reserve to stated capital are not treated as a dividend payment to shareholders for Japanese tax purposes and are not, in general, subject to Japanese income tax. This is true whether or not the transfer is made in connection with a stock split or otherwise. In general, a transfer of additional paid-in capital to stated capital is not treated as a dividend. No transfer of retained earnings or legal reserve to stated capital would be necessary in connection with a stock split if the total par value of shares in issue after the stock split had not exceeded the stated capital before October 1, 2001. This is no longer in effect after October 1, 2001 as no distinction is made between par value stock and non-par value stock due to the change in the Commercial Code of Japan.

     The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty") establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" in Japan. A "permanent establishment" in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under this treaty, the maximum withholding rate for most U.S. shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

     - during the part of the paying corporation's taxable year, which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

     - not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the treaty.

     For purpose of the treaty and Japanese tax law, U.S. holders of ADRs will be treated as the owners of the shares underlying the ADSs evidenced by the ADRs.

     Without an applicable tax treaty, convention or agreement to the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation, the maximum rate of withholding tax is 20%. Japan has entered into income tax treaties, conventions or agreements with a number of countries, reducing the above-mentioned withholding tax rate generally to 15% for investors. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and we have some capital relationship as provided for in an applicable tax treaty.

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us must submit the required form in advance through us to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary or its agent, submits two Application Forms for Income Tax Convention - one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership as applicable. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

     Capital gain from sales of shares or ADSs earned by a non-resident of Japan or a non-Japanese corporation are not subject to Japanese income tax. However, a Japanese company repurchases its shares or ADSs by using retained earnings or legal reserve to retire these shares or ADRs, and cash paid is treated as a dividend payment to share holders for Japanese tax purposes.

     A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

     We have paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of our shares, except that we will not pay any tax payable in connection with the transfer or sale of the shares by a holder of the shares.


UNITED STATES TAXATION

     The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets. It does not address the tax treatment to special classes of holders, some of whom may be subject to other rules including:

     -    tax-exempt entities,

     -    certain insurance companies,

     -    broker-dealers,

     -    traders in securities that elect to mark to market,

     -    investors liable for alternative minimum tax,

     - investors that actually or constructively own 10% or more of our voting stock,

     - investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

     -    investors whose functional currency is not the U.S. dollar.

     This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and administrative and judicial interpretations, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement relating to the ADRs and any related agreement will be performed in accordance with its terms.

     For purposes of this discussion, a "U.S. holder" is a beneficial owner of shares or ADSs that is:

     -    a citizen or resident of the United States,

     - a corporation organized under the laws of the United States or any political subdivision thereof,

     - an estate whose income is subject to United States federal income tax regardless of its source, or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

         WE BELIEVE THAT THE SHARES OR ADSs ARE LIKELY TO BE TREATED AS STOCK OF A PASSIVE FOREIGN INVESTMENT COMPANY (A "PFIC") FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND THIS DISCUSSION SO ASSUMES. AS A RESULT, U.S. HOLDERS MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES, AS DESCRIBED BELOW. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THEIR TAX CONSEQUENCES OF OWNING SHARES IN A PFIC.


     PFIC RULES

     In general, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

     - at least 75% of our gross income for the taxable year is passive income or

     - at least 50% of the value, determined on the basis of a quarterly average, of our assets are attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents, other than certain rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

     If you do not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

     - any gain you realize on the sale or other disposition of your shares or ADSs and

     - any "excess distribution" that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

     Under these rules:

     - the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

     - the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

     - the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

     - the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Amounts subject to these rules will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

     If the shares or ADSs are regularly traded on NASDAQ they will be treated as "marketable stock" and you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the additional gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make this election after the first year of your holding period in the shares or ADSs, any distributions or dispositions of such shares or ADSs in the year for which such election is made will be subject to the PFIC rules described above and all mark-to-market gain with respect to such taxable year will be treated as gain from the disposition of such shares or ADSs that is subject to the PFIC rules.

     If you own shares or ADSs during any year that we are a PFIC you must file Internal Revenue Service Form 8621.

     TAXATION OF DIVIDENDS

     If you receive distributions that are not subject to the PFIC rules described above, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it.

     The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction.

     The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. Such gain or loss generally will be from sources within the United States for foreign tax credit limitation purposes.

     Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain and will be subject to the PFIC rules described above.

     Subject to general limitations that apply to the creditablility of foreign taxes, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "Japanese Taxation", above, for the procedures for obtaining a reduced withholding rate under a treaty or a tax refund.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions subject to the PFIC rules described above. For example, if you do not make a mark-to-market election, the section 904 tax credit limitations would be applied separately with respect to the amount of excess distribution allocable to each such taxable year and carryovers, if any, are not allowed.

     Dividends from us will constitute income from sources outside the United States, but generally will be "passive income" or, if received by certain financial institutions, "financial services income". Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.


F.   DIVIDENDS AND PAYING AGENTS.

     Not applicable

G.   STATEMENT BY EXPERTS.

     Not applicable


H.   DOCUMENTS ON DISPLAY.

     Our annual reports on Form 20-F, periodic reports on Form 6-K, Registration Statement on Form F-6 relating to our ADSs and other filings with the SEC can be inspected and copied without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee.

     In addition, documents referred to in this 20-F filing may be inspected at our Tokyo headquarters, located at WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome Toshima-ku, Tokyo 171-0014, Japan.


I.   SUBSIDIARY INFORMATION.

     Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Our primary market risks exposures are to changes in foreign exchange rate fluctuations.

     Our periodic payment obligations for U.S. domain name registrations are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged. From time to time, we have entered into foreign currency forward contracts to hedge against the risk of foreign exchange rate fluctuation. At September 30, 2001, we had no foreign currency contracts outstanding.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable


                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     We received approximately Yen10.7 billion in net proceeds from the sale of ADSs in our March 2000 initial public offering. As of September 30, 2000, we had used approximately Yen796 million of the net proceeds for payment for capitalized server and related equipment leases to IBJ Leasing Co., Ltd., Yen209 million on capital expenditures, Yen311 million on research and development and Yen135 million as general working capital. As of September 30, 2001, we had used an additional Yen2.4 billion of the proceeds on the fee in connection with the termination of the lease contract with IBJ Leasing Co., Ltd, Yen3.5 billion on the fee in connection with the termination of the marketing contract with Hikari Tsushin, and an additional Yen130 million as general working capital.

ITEM 15. [RESERVED]


ITEM 16. [RESERVED]


                                    PART III


ITEM 17. FINANCIAL STATEMENTS.

     Not applicable


ITEM 18. FINANCIAL STATEMENTS.

     See our financial statements attached hereto beginning on page F-1.

                                 EXHIBITS INDEX

EXHIBIT      DESCRIPTION                                                                               PAGE
-------      -----------                                                                               ----
1.1          Articles of Incorporation of the Registrant, as amended (English translation).
1.2          Share Handling Regulations of the Registrant, as amended (with English translation)*
1.3          Regulations of the Board of Directors of the Registrant, as amended (English translation)
1.4          Regulations of the Board of Corporate Auditors of the Registrant, as amended
             (English translation)
2.1          Specimen Common Stock certificates of the Registrant*
2.2          Form of Deposit Agreement among the Registrant, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.*
4.1          Memorandum on Microsoft Hosting Deployment Program dated September 17, 1999 between
             Microsoft Co., Ltd and the Registrant (with English translation)*
4.2          Agreement on Delegation of Intermediary Business relating to
             Application for the Registration of the Organizational
             Type/Geographical Type JP Domain Name dated April 1, 2001 between
             Shadan Hojin Japan Network Information Center and the Registrant
             (with English translation)*
4.3          Amended and Restated Agreement on Delegation of Business dated February 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)*
4.4          Agreement on Agreed Termination and Transfer of Business dated
             November 1, 2000 between the Registrant and Hikari Tsushin, Inc
             (with English translation)**
4.5          Order Sheet and Receipt of Order date July 12, 2000 between the Registrant and IBJ
             Leasing, Co., Ltd. (with English translation)**
4.6          Lease Contract dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd.
             (with English translation)**
4.7          Agreement on Agreed Termination of Lease Contract dated July 24, 2001 between the
             Registrant and IBJ Leasing Co., Ltd. (English translation)
4.8          Sales Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd.
             (English translation)
4.9          Software License Agreement dated March 4, 2002 between the Registrant and Network
             Associates Co., Ltd. (English translation)
4.10         Agreement on Delegation of Business relating to the specified
             Administration Company of IP address dated March 31, 2001 between
             Shadan Hojin Japan Network Information Center and the Registrant
             (English translation)

------------
* Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F-1 (File No. 333-11448) declared effective on March 3, 2000.

** Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20-F (File No. 0-30530) filed on March 30, 2001.

                                   SIGNATURES


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.



                                    Crayfish Co., Ltd.


                                    By  /s/  Amane Horiuchi
                                       ---------------------------------------
                                    Name:  Amane Horiuchi
                                    Title: President, Chief Executive
                                           Officer and Representative Director


Date: April 12, 2002

                               CRAYFISH CO., LTD.
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                            PAGE IN FORM 20-F
                                                                                                            -----------------
Report of Independent Accountants.....................................................................             F-3

Balance Sheets as of September 30, 2000 and 2001......................................................             F-4

Statements of Operations for the years ended September 30, 1999, 2000 and 2001........................             F-5

Statements of Shareholders' Equity for the years ended September 30, 1999, 2000 and 2001..............             F-6

Statements of Cash Flows for the years ended September 30, 1999, 2000 and 2001........................             F-7

Notes to the Financial Statements.....................................................................             F-8

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

                      (This page intentionally left blank)

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders of Crayfish Co., Ltd.


         We have audited the accompanying balance sheets of Crayfish Co., Ltd. (a Japanese corporation) as of September 30, 2000 and 2001 and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. as of September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.















BDO Sanyu & Co.
Tokyo, Japan

April 12, 2002

                               CRAYFISH CO., LTD.

                                 BALANCE SHEETS

                      (in thousands, except share amounts)

                                                                           September 30,
                                                               --------------------------------------    September 30,
                                                                    2000              2001                    2001
                                                               ------------------   -----------------    -------------
                                                                                                            (NOTE 3)
ASSETS
Current assets:
   Cash and cash equivalents..............................     Yen     23,017,011   Yen    14,429,199      $  121,020
   Restricted cash........................................                950,000                  --              --
   Time deposit in bank                                                        --             200,000           1,677
   Accounts receivable, net of allowance for doubtful
      accounts of Yen 40 and Yen 6,860 ($57) in 2000
      and  2001, respectively.............................                 13,176              30,714             258
   Accounts receivable due from related parties...........                 14,016                  --              --
   Consumption tax refund receivable......................                 68,049             113,606             953
   Prepaid expenses and other current assets..............                218,834             269,729           2,262
                                                               ------------------   -----------------    -------------
        Total current assets..............................             24,281,086          15,043,248         126,170
Investment in an affiliate................................                     --             127,374           1,068
Investments in equity stock...............................                 31,900              33,250             279
Property and equipment, net...............................              3,125,293             323,624           2,714
Deposits..................................................                232,687              55,636             467
Other assets..............................................                  2,825              26,530             222
                                                               ------------------   -----------------    -------------
        Total assets......................................     Yen     27,673,791   Yen    15,609,662      $  130,920
                                                               ==================   =================    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt......................     Yen        663,547   Yen           127      $        1
   Accounts payable.......................................                267,164             174,369           1,463
   Accounts payable due to related parties................                 30,366               6,964              58
   Deferred initial contract fees.........................                     --               9,556              80
   Accrued liabilities....................................                181,157              41,625             349
                                                               ------------------   -----------------    -------------
        Total current liabilities.........................              1,142,234             232,641           1,951

Long-term debt............................................              1,504,317                 215               2

Commitments and contingencies.............................

Common stock, Yen 50,000 ($419) par value: 40,700 shares
   authorized and 10,186 and 10,249 shares issued and
   outstanding at September 30, 2000 and 2001,
   respectively...........................................              8,044,887           8,058,075          67,584
Additional paid-in capital................................             19,026,170          18,805,670         157,725
Accumulated deficit.......................................             (1,918,398)        (11,487,119)        (96,344)
Legal reserve.............................................                    180                 180               2
Deferred stock compensation...............................               (125,599)                 --              --
                                                               ------------------   -----------------    -------------
        Total shareholders' equity........................             25,027,240          15,376,806         128,967
                                                               ------------------   -----------------    -------------
        Total liabilities and shareholders' equity........     Yen     27,673,791   Yen    15,609,662      $  130,920
                                                               ==================   =================    =============


   The accompanying notes are an integral part of these financial statements.

                               CRAYFISH CO., LTD.

                            STATEMENTS OF OPERATIONS

               (in thousands, except share and per share amounts)

                                                                                  September 30,
                                                             -------------------------------------------------------  September 30,
                                                                  1999                 2000                2001          2001
                                                             ----------------   ----------------    ----------------  -------------
                                                                                                                         (Note 3)
Revenues..................................................   Yen      811,687   Yen    6,728,865    Yen    5,311,814  $    44,551
Cost of revenues..........................................            796,212          5,653,051           3,391,888       28,448
                                                             ----------------   ----------------    ----------------  -------------

Gross profit..............................................             15,475          1,075,814           1,919,926       16,103

Operating expenses:
   Sales promotion expenses to related parties ...........             57,161            204,209                  --           --
   Selling, general and administrative ...................            337,164            925,008           1,713,717       14,373
   Research and development ..............................             50,115            944,942           1,014,774        8,511
   Loss on disposal of equipment .........................              4,489              4,975             332,452        2,788
   Loss on impairment of equipment .......................                 --                 --           2,110,529       17,701
   Loss on termination of lease contracts ................                 --                 --              91,616          769
   Expenses related to litigation ........................                 --                 --             150,211        1,260
   Expenses related to business restructuring ............                 --                 --             360,323        3,023
   Loss on impairment of purchased intangible
     servicing asset .......................................               --                 --           3,500,000       29,355
                                                             ----------------   ----------------    ----------------  -------------
     Total operating expenses.............................            448,929          2,079,134           9,273,622       77,780

                                                             ----------------   ----------------    ----------------  -------------
Loss from operations......................................           (433,454)        (1,003,320)         (7,353,696)     (61,677)

Other income (expenses):
   Interest income........................................              1,633             20,866              32,240          270
   Interest expense.......................................             (1,656)           (40,636)           (161,930)      (1,358)
   Foreign exchange (loss) gain, net......................            (17,491)            12,351              24,690          207
   Loss on devaluation of investment in an
     affiliate............................................                 --                 --            (399,377)      (3,350)
   Loss on sale and write-off of investments..............                 --                 --            (440,000)      (3,690)
   Equity in losses of an affiliate.......................                 --                 --             (73,249)        (614)
   Other, net.............................................             (1,576)            15,084             (29,486)        (248)
                                                             ----------------   ----------------    ----------------  -------------
     Other income (expense), net..........................            (19,090)             7,665          (1,047,112)      (8,783)
                                                             ----------------   ----------------    ----------------  -------------
Loss from continuing operations before provision for
     income taxes.........................................           (452,544)          (995,655)         (8,400,808)     (70,460)
Provision for income taxes................................              2,981              3,800               3,800           31
                                                             ----------------   ----------------    ----------------  -------------
Loss from continuing operations...........................           (455,525)          (999,455)         (8,404,608)     (70,491)
Gain (loss) from operations of discontinued business
   segments...............................................             99,786           (542,129)         (1,164,113)      (9,763)
                                                             ----------------   ----------------    ----------------  -------------
Net loss..................................................   Yen     (355,739)  Yen   (1,541,584)   Yen   (9,568,721) $   (80,254)
                                                             ================   ================    ================  =============

 Basic and diluted loss per common share
   Loss from continuing operations........................   Yen  (100,958.55)  Yen  (106,859.30)   Yen  (823,496.77) $ (6,906.82)
   Gain (Loss) from operations of discontinued
     business segments....................................          22,115.69         (57,963.11)        (114,061.63)     (956.59)
                                                             ----------------   ----------------    ----------------  -------------
   Net loss...............................................   Yen   (78,842.86)  Yen  (164,822.41)   Yen  (937,558.40) $ (7,863.41)
                                                             ================   ================    ================  =============
Shares used in per share calculation
   - basic and diluted....................................              4,512              9,353              10,206       10,206

    The accompany notes are an integral part of these financial statements.

                               CRAYFISH CO., LTD.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                        (in thousands, except share data)

                                     Common Stock        Additional                                                      Total
                                ----------------------    Paid-in          Accumulated       Legal   Deferred Stock   Shareholders'
                                 Shares     Amount        Capital            Deficit        Reserve   Compensation       Equity
                                ------- -------------- ---------------  ----------------   --------  -------------- ---------------
Balances, September 30, 1998      1,530 Yen     76,500 Yen      18,796  Yen      (21,075)  Yen  180  Yen        --  Yen      74,401
Stock warrants exercised......    2,360        118,000          56,500                                                      174,500
Deferred stock compensation...                                 329,000                                    (313,007)          15,993
Issuance of stock, net of
  Yen 20,656 issuance costs..     4,415      2,126,875       2,106,219                                                    4,233,094
Net loss......................                                                  (355,739)                                  (355,739)
                                ------- -------------- ---------------  ----------------   --------  -------------  ---------------

Balances, September 30, 1999      8,305      2,321,375       2,510,515          (376,814)       180       (313,007)       4,142,249
Stock warrants exercised.....        11          1,312                                                                        1,312
Deferred stock compensation..                                  (50,750)                                    187,408          136,658
Issuance of stock, net of
  Yen 649,212 issuance costs      1,870      5,722,200      16,566,405                                                   22,288,605
Net loss.....................                                                 (1,541,584)                                (1,541,584)
                                ------- -------------- ---------------  ----------------   --------  -------------  ---------------

Balances, September 30, 2000     10,186      8,044,887      19,026,170        (1,918,398)       180       (125,599)      25,027,240
Stock options exercised......        63         13,188                                                                       13,188
Stock options forfeited......                                 (220,500)                                                    (220,500)
Deferred stock compensation.                                                                               125,599          125,599
Net loss....................                                                  (9,568,721)                                (9,568,721)
                                ------- -------------- ---------------  ----------------   --------  -------------  ---------------
Balances, September 30, 2001     10,249 Yen  8,058,075 Yen  18,805,670  Yen  (11,487,119)  Yen  180  Yen         0  Yen  15,376,806
                                ======= ============== ===============  ================   ========  =============  ===============

Balances, September 30, 2000
 (Note 3)....................    10,186 $       67,473 $       159,574  $        (16,090)  $      2  $      (1,053) $       209,906
Stock options exercised......        63            111                                                                          111
Stock options forfeited......                                   (1,849)                                                      (1,849)
Deferred stock compensation..                                                                                1,053            1,053
Net loss.....................                                                    (80,254)                                   (80,254)
                                ------- -------------- ---------------  ----------------   --------  -------------  ---------------
Balances, September 30, 2001     10,249 $       67,584 $       157,725  $        (96,344)  $      2  $           0  $       128,967
                                ======= ============== ===============  ================   ========  =============  ===============


   The accompanying notes are an integral part of these financial statements.

                               CRAYFISH CO., LTD.

                            STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                                                  September 30,
                                                             -----------------------------------------------------   September 30,
                                                                   1999               2000             2001              2001
                                                             ----------------   ----------------   ---------------   -------------
                                                                                                                       (Note 3)
Cash flows from operating activities:
  Net loss................................................   Yen     (355,739)  Yen   (1,541,584)  Yen  (9,568,721)   $ (80,254)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Amortization (reversal) of deferred stock
       compensation.......................................             15,993            136,658           (94,901)        (796)
     Depreciation and amortization........................             16,454            276,723           789,421        6,621
     Allowance for doubtful accounts......................             (4,630)              (181)            6,820           57
     Loss on devaluation on an investment in an
       affiliate..........................................                 --                 --           399,377        3,350
     Loss on impairment and disposal of equipment.........             16,626              6,842         2,514,891       21,093
     Loss on termination of lease contracts...............                 --                 --            91,616          768
     Loss on sale of long-term investments................                 --                 --           186,000        1,560
     Write-off of investment in debt instrument                            --                 --           254,000        2,130
     Equity in loss of an affiliate.......................                 --                 --            73,249          614
     Changes in operating assets and liabilities:
       Interest payable...................................                 --             33,805                --           --
       Accounts receivable................................             30,391             17,356           (55,899)        (469)
       Prepaid expenses and other current assets..........            (61,162)          (218,709)          141,475        1,187
       Accounts payable...................................            239,199             36,024          (116,197)        (975)
       Accrued  liabilities...............................             65,409             47,021          (139,532)      (1,170)
       Deferred initial contract fees.....................                 --                 --             9,556           80
       Other..............................................             (1,907)            (1,080)            2,062           17
                                                             ----------------   ----------------   ---------------    ------------
          Net cash used in operating activities...........            (35,552)        (1,207,125)       (5,506,783)     (46,187)
Cash flows from investing activities:
  Purchase of time deposit in bank........................                 --                 --          (200,000)      (1,677)
  Investment in an affiliate..............................                 --                 --          (600,000)      (5,032)
  Purchase of investments in equity securities............            (31,900)                --          (197,000)      (1,652)
  Payment for purchase of equipment.......................            (41,059)        (3,360,967)         (542,232)      (4,548)
  Investment in debt instrument...........................                 --                 --          (254,000)      (2,130)
  Proceeds from sale of equipment.........................                 --          2,885,500            13,822          116
  Proceeds from sale of investments in equity
    securities............................................                 --                 --             9,650           81
  Deposits................................................           (133,773)           (91,076)          177,051        1,485
                                                             ----------------   ----------------   ---------------    ------------
          Net cash used in investing activities...........           (206,732)          (566,543)       (1,592,709)     (13,357)
Cash flows from financing activities:
  Proceeds from issuance of common stock..................          4,233,094         22,288,605                --           --
  Proceeds from issuance of long-term debt................          1,762,500             35,135                --           --
  Repayment of long-term debt.............................            (94,831)        (1,727,342)          (37,500)        (315)
  Principal payments on capital leases....................             (2,411)          (799,301)       (2,414,008)     (20,247)
  Proceeds from exercise of stock options.................            174,500              1,312            13,188          111
  Change in restricted cash...............................         (1,762,500)           812,500           950,000        7,968
                                                             ----------------   ----------------   ---------------    ------------
          Net cash provided by (used in) financing
             activities...................................          4,310,352         20,610,909        (1,488,320)     (12,483)
          Net increase (decrease) in cash equivalents.....          4,068,068         18,837,241        (8,587,812)     (72,027)
Cash and cash equivalents at beginning of period..........            111,702          4,179,770        23,017,011      193,047
                                                             ----------------   ----------------   ---------------    ------------
Cash and cash equivalents at end of period................   Yen    4,179,770   Yen   23,017,011   Yen  14,429,199    $ 121,020
                                                             ================   ================   ===============    ============
Supplemental Cash Flows Information.......................
  Cash transactions.......................................
          Cash paid for income taxes......................   Yen          854   Yen        4,400   Yen       4,037    $      34
          Cash paid for interest..........................              1,324              7,016            82,439          691
  Non-cash transactions............................... ...
          Capitalized lease obligations incurred..........   Yen       14,637   Yen    2,887,188   Yen          --    $      --
          Capitalized lease obligation cancelled..........                 --              6,153                --           --


   The accompanying notes are an integral part of these financial statements.

                        NOTES TO THE FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION AND RESTRUCTURING

Nature of Operations

         Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services "Deskwing" to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see Risk of business concentration in Note 2).

Discontinued Operations and Business Restructuring

         At a June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

         The Company has accounted for its discontinued operations in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Accordingly, the results of operations for 1999 and 2000 have been revised to reclassify activities attributable to the discontinued segments to "Gain (loss) from operations of discontinued business segments" in the statements of operations. A summary of the components of discontinued operations is as follows (in thousands):

                                                                       September 30,
                                             --------------------------------------------------------        September 30,
                                                 1999                2000                 2001                   2001
                                             ------------       -------------         ---------------       --------------
Income (loss) from operations............    Yen  111,923       Yen  (540,261)        Yen  (1,026,180)       $  (8,607)
Loss on disposal of equipment............         (12,137)             (1,868)                (71,910)            (603)
Loss on termination of contracts with
third parties............................              --                  --                 (61,848)            (518)
Facility expenses........................              --                  --                  (4,175)             (35)
                                             ------------       -------------         ---------------       --------------
Gain (loss) from discontinued segments...    Yen   99,786       Yen  (542,129)        Yen  (1,164,113)       $  (9,763)
                                             ============       =============         ===============       ==============


         Termination of Lease Contracts and Impairment of Equipment:

         The Company terminated a majority of its capital lease contracts, most of which were for computer servers and their related peripherals used for discontinued services and projects of the Deskwing segment. Upon termination, the Company paid Yen 2,414,008 thousand ($20,247 thousand) to settle the remaining balance of the lease obligations and early termination penalties, and recorded a loss on termination of Yen 91,616 thousand ($769 thousand) , which was attributable to the Deskwing segment, and is reported in continuing operations.

         Prior to termination of the leases, the net book value of property subject to the cancelled leases was Yen 2,191,425 thousand ($18,380 thousand), Yen 2,110,529 thousand ($17,701 thousand) of which was for 68 servers. Due to low actual and forecast utilization of those servers, and high maintenance fees, the Company decided to sell the servers. In accordance with a third party evaluation, the Company wrote down the servers to their estimated net realizable value of Yen80,000 thousand ($671 thousand). As a result of the write-down, the Company recognized an impairment loss of Yen2,110,529 thousand ($17,701 thousand). See Note 6 "Capitalized leases" for more information. The Company also recognized Yen404,362 thousand ($3,391 thousand) of additional loss on disposal of other property and equipment including leased equipment other than the 68 servers. Yen71,910 thousand ($603 thousand) of these losses related to the discontinued businesses, and the remaining balance of Yen332,452 thousand ($2,788 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

         Termination of Contracts with Third Parties:

         The Company terminated certain third party service contracts relating to cancelled projects. In order to terminate these contracts, the Company paid Yen370,346 thousand (Yen3,106 thousand). Yen61,848 thousand ($518 thousand) of this expense related to the discontinued business, and the remaining balance of Yen308,498 thousand ($2,588 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

         Personnel Expenses:

         The Company terminated 177 full-time employees through September 30, 2001, and recorded Yen31,000 thousand ($260 thousand) in severance paid to those employees, which was attributable to the Deskwing segment and recorded in continuing operations.

         Facility Expenses:

         The Company rented four floors in a building under a cancelable operating lease contract. In September 2001, the Company cancelled the lease of three floors and recorded Yen25,000 thousand ($210 thousand) of clean-up expense paid to the lessor as a restructuring expense. Yen4,175 thousand ($35 thousand) of this expense related to the discontinued businesses, and the remaining balance of Yen20,825 thousand ($175 thousand) was attributable to the Deskwing segment, and is reported in continuing operations.

         As of September 30, 2001, all restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled. Accordingly, as mentioned in Note 15, on December 20, 2001, shareholders approved, pursuant to the Commercial Code of Japan (the Code), the elimination of the accumulated deficit as of September 30, 2001, as recorded in the statutory books on account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

         The Company maintains its records and prepares its financial statements in accordance with generally accepted accounting principles in Japan. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These adjustments were not recorded in the statutory accounts.

         Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

Financial Instruments

         Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits and money management funds invested in bonds are recorded at cost, which approximates market value.

         The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

         At September 30, 2000, the Company had Yen950,000 thousand on deposit in banks, which amount was restricted to use under certain lease agreements and under an overdraft agreement with a bank. Due to termination of those agreements during fiscal 2000, these funds are no longer restricted as of September 30, 2001.

Derivative Financial Instruments

         Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company enters into forward exchange contracts to obtain foreign currencies, mainly the U.S. dollar (US$), at specified rates based on expected future cash flows for each currency. The Company does not hold derivative financial instruments for trading purposes.

         Prior to the adoption of Statement of Financial Accounting Standards
(SFAS) No.133, "Accounting for Derivative Instruments and Heading Activities," forward contracts were accounted for on an accrual basis with cash settlements recorded as an adjustment to foreign exchange gains and losses. The premium or discount on the contracts was charged to expense as incurred. Foreign exchange forward contracts not settled by the period end were marked to market and included in income as an offset to foreign exchange gains/losses recorded on the existing assets and liabilities. The total nominal value of forward exchange contracts to buy foreign currencies outstanding as of September 30, 2000, which the Company entered into in August, 2000 and were settled by March, 2001, was US$2,400 thousand, and an unrealized gain of Yen1,556 thousand was recorded on these forward US dollar contracts to reflect the impact of marking these contracts to market. Effective October 1, 2000, the Company adopted SFAS 133. In accordance with SFAS 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company has not entered into any derivative contracts since August 2000 and as of September 30, 2001, the Company had no outstanding derivative contracts.

Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term, generally 3 to 7 years. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

Long-Lived Assets

         Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

Risks and Uncertainties

         Risk of business concentration:

         As mentioned in "Nature of Operations" in Note 1, the Company's current main operation is to provide e-mail hosting services "Deskwing" to small and medium-sized businesses. The Company previously had three main revenue generating businesses: The Deskwing hosting service, Other hosting services, and System development services:

         The Deskwing hosting service provide customers with e-mail addresses with their own domain extensions.

         Other hosting services were based on a proprietary software operating system, which the Company had internally developed to run its e-mail hosting and other Internet-related applications.

         System development services generated revenue by contracting directly with customers for the creation of Internet Web pages.

         The Company has concentrated its resources on Deskwing and its related services and the Company's business is concentrated in the Deskwing hosting service. Revenues from the Deskwing hosting service comprised 71.1%, 98.6% and 99.7% of total revenues in the fiscal year ended September 30, 1999, 2000 and 2001, respectively. Gross profits from the Deskwing hosting service generated 70.9%, 99.3% and 102.5% of gross profit in the fiscal year ended September 30, 1999, 2000 and 2001, respectively (see "Segment information" in Note 14). As mentioned in Note 1, the Company announced the "Business Revival Plan" on July 25, 2001 to withdraw from "Other hosting services" and "System development services".

         Risk of Cash Concentration:

         At September 30, 2001, the Company maintained Yen 14,428 million ($121 million) in deposits with banks, which represented 92.4% of total assets of the Company, and included a Yen 200 million ($1.7 million) time deposit. The Deposit Insurance Corporation of Japan, a government agent, will guarantee only up to Yen 10 million and related unpaid interest per customer per bank, for time deposits starting from April 2002 and for savings and checking starting from April, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue Recognition

         As mentioned in Note 1, the Company announced the "Business Revival Plan" on July 25, 2001 to withdraw from "Other hosting services" and "System development services", and as of September 30, 2001, the Company had completely withdrawn from those services. The Company's revenue recognition policy for each type of service is as follows:

         Deskwing Hosting Service:

         The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

         The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 18 months.

         As of September 30, 2001, initial contract fees of Yen 9,556 thousand ($80 thousand) were deferred.

         The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

         Other Hosting Services:

         Other hosting service contracts were one-year contracts with variable payment terms. The Company recognized revenues on a month basis over the contract period when the following three criteria had been met: (1) a contract had been signed; (2) the fee had been fixed or was determinable; and (3) the collection of resulting receivables was probable.

         System Development Services:

         System development revenue consisted of Web-page customization services provided on a project basis, which were usually completed within one month. Revenues were recognized when the projects were completed, provided the fee was fixed or was determinable; and the collection of resulting receivables was probable.

Research and Development Costs

         Research and development costs incurred related to internet-based services are expensed as incurred.

Stock-Based Compensation

         As permitted by SFAS No. 123 "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

Income Taxes

         The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

Advertising and Promotional Costs

         The Company expenses advertising and promotional costs as they are incurred. Advertising expense for the years ended September 30, 1999, 2000 and 2001 were Yen62,311 thousand, Yen437,665 thousand and Yen117,883 thousand ($988 thousand), respectively.

Computation of Earnings Per Share

         Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Since the Company has incurred losses for consecutive periods presented in the statements of operations, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants were antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share as of September 30, 1999, 2000 and 2001 were 45 shares, 594 shares and 112 shares, respectively.

Comprehensive Income

         The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company had no amounts categorized as other comprehensive income in any of years ended September 30, 1999, 2000 or 2001.

Use of Estimates

         The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

         Certain reclassifications have been made to conform to the presentation of the year ended September 30, 2001. These reclassifications have no effect on previously reported net loss and shareholders' equity.

3. U.S. DOLLAR AMOUNTS

         U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 28, 2001, which was
Yen119.23 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairments tests. Other intangible assets will continue to be amortized over their useful lives. The nonamortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001, and immediately for any purchase business combinations after June 30, 2001. The Company does not have goodwill or significant intangible assets recorded in its financial statements, and as a result, the adoption of these standards is not expected to result in significant changes to earnings or financial position of the Company.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of "discontinued operations", but does not allow for the accrual of future operating losses, as was previously permitted. The Company plans to adopt SFAS No. 144 in its fiscal year beginning on October 1, 2002, and does not expect that adoption will result in significant changes to earnings or financial position of the Company.

5. BALANCE SHEET DETAIL

         Property and Equipment, net (in thousands):

                                                               September 30,
                                                   ----------------------------------    September 30,
                                                        2000                2001             2001
                                                   ---------------      -------------    -------------
         Office equipment.......................   Yen   3,256,875      Yen   390,533       $ 3,275
         Leasehold improvements.................            88,361             52,818           443
         Purchased software.....................            74,049             25,482           214
                                                   ---------------      -------------    -------------
                                                         3,419,285            468,833         3,932
         Less:  Accumulated depreciation and
            amortization........................   Yen    (293,992)     Yen  (145,209)       (1,218)
                                                   ---------------      -------------    -------------
         Property and equipment, net............   Yen   3,125,293      Yen   323,624       $ 2,714
                                                   ===============      =============    =============

         As discussed in "Restructuring and impairment charges" in Note 1, the decrease of property and equipment is due to the write-down of impaired equipment, and subsequent sale or transfer of this equipment to other assets on the balance sheet. Servers held for sale of Yen 25,767 thousand ($216 thousand) as of September 30, 2001 are included in other assets on the balance sheet.

         Depreciation and amortization expense for the years ended September 30, 1999, 2000 and 2001 was Yen 16,454 thousand, Yen 276,723 thousand and
Yen 789,421 thousand ($6,621 thousand), respectively. Included in depreciation and amortization expense is depreciation expense relating to assets subject to capital leases of Yen 4,533 thousand, Yen 184,739 thousand and Yen 550,470 thousand ($4,617 thousand) for the years ended September 30, 1999, 2000 and 2001, respectively.

         Accrued Liabilities (in thousands):

                                                               September 30,
                                                   ----------------------------------    September 30,
                                                        2000                2001             2001
                                                   ---------------      -------------    -------------
         Compensated absences.................     Yen      44,716      Yen     7,160        $  60
         Bonuses..............................              81,721             19,804          166
         Other................................              54,720             14,661          123
                                                   ---------------      -------------    -------------
         Accrued liabilities..................     Yen     181,157      Yen    41,625        $ 349
                                                   ===============      =============    =============

6. COMMITMENTS AND CONTINGENCIES

         Capitalized Leases

         The Company had leased certain servers and office equipment under capital lease agreements. In accordance with the Business Revival Plan, in July 2001, the Company terminated its lease contract with IBJ leasing Co., Ltd. for 68 severs used for the Deskwing hosting services. In addition, almost all other capital leases of office equipment were also terminated between July 2001 and September 30, 2001. Upon termination, the Company paid Yen 2,414,008 thousand ($20,247 thousand) to settle the remaining balance of the lease obligations of Yen 2,322,393 thousand ($19,478 thousand), net of Yen 517,452 thousand ($4,340 thousand) of prepaid lease payments, and early termination penalties of Yen 91,616 thousand ($769 thousand), which is recorded as a loss on termination.

         As of September 30, 2001, leased assets consist only of office equipment with a carrying value of Yen 74 thousand ($1 thousand), and the related remaining lease obligation is Yen 342 thousand ($3 thousand) at September 30, 2001. This obligation is repayable through September 30, 2004.

         Operating Lease

         The Company also leases its office facilities under a cancelable lease contract. Rental expense under operating leases for the years ended September 30, 1999, 2000 and 2001 was Yen 22,580 thousand, Yen 196,048 thousand and Yen 123,173 thousand ($1,033 thousand), respectively.

Legal Proceedings

         The Company is a party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm its business.

         On September 8, 2000, the first of eleven related class action lawsuits was filed against the Company in the United States District Court for the Southern District of New York. The lawsuits include allegations that during the course of the Company's March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin.

         The lawsuits make similar allegations against the underwriters for the offering and certain of the Company's former officers and directors of Crayfish and Hikari Tsushin. As alleged purchasers of the Company's shares during the offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased our shares in, or traceable to, the offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

         On September 26, 2001 the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel have moved for reconsideration of the court's decision and for the appointment of a different lead counsel. That motion is under consideration by the court. Plaintiffs have forty-five days after the determination of this motion to file a consolidated amended complaint. The Company is not required to respond to plaintiffs' original complaint and will respond to the consolidated amended complaint when it is served.

         Although the Company intends to vigorously defend against any actions that are properly brought against the Company, conclusion of the litigation in a manner adverse to the Company could have a material adverse effect on its business, prospects, financial condition and results of operations. The Company has incurred Yen 150,211 thousand ($1,260 thousand) in legal costs through September 30, 2001 as a result of this litigation. Even if all of the litigation is resolved in the Company's favor, defense of this litigation may entail considerable additional cost and the significant diversion of efforts of management.

7. INVESTMENTS

         Investment in Equity Stock

         Investments in equity stock are comprised of non-marketable equity securities that do not have an active market for their purchase or sale. The Company's ownership in these investments is less than 20% and the Company cannot exert significant influence over the operations of the companies. Accordingly, these investments are stated at cost. Management regularly reviews the assumptions underlying related sales, net income and cash flow forecasts and other factors used in assessing the carrying values of such investments, and records write-downs to such investments when necessary.

         Investment in an affiliate

         On December 22, 2000, the Company acquired a 47.1% interest in Intranets K.K (IKK), a privately held internet based application service provider (ASP), for Yen 600,000 thousand. This investment is being accounted for using the equity method. At the time of the acquisition, the net book value of IKK was Yen 471,763 thousand ($3,957 thousand) and unrecorded goodwill was Yen 377,800 thousand ($3,169 thousand). The Company has been recording its share of assumed amortization of the unrecorded goodwill based on an estimated five year life. Toward the end of the fiscal year September 30, 2001, new management decided to sell its interest in IKK. In connection with this decision, the Company obtained a third party valuation of its ownership interest in IKK, and based on the valuation, wrote down its interest to Yen 128,000 thousand. As a result, the Company recognized a devaluation loss of Yen 399,377 thousand ($3,350 thousand) in addition to an equity loss from IKK of Yen 73,249 thousand ($614 thousand) in the year ended September 30, 2001.

8. TRANSACTIONS WITH RELATED PARTIES

         In February 2000, the Company entered into a marketing agreement with Hikari Tsushin, Inc. ("HT"), a related party owning a 50.1%, 40.4% and 67.0% interest in the Company as of September 30, 1999, 2000 and 2001, respectively. Pursuant to the marketing agreement, HT marketed Deskwing and related services, and processed applications for service subscriptions, collected fees on behalf of the Company and provided certain Deskwing customer support services. In exchange for providing these services, HT was entitled to a monthly commission based on fifty percent of the Deskwing monthly subscription fee. At the end of the month, HT remitted fees collected on behalf of the Company net of commissions earned. These service fees have been reflected as a component of cost of revenues in the statements of operations.

         On November 1, 2000, the Company paid HT Yen 3.5 billion ($29 million) to terminate the foregoing agreement. The amount paid under the termination agreement was based on an independent valuation of the fair value of the expected future net revenues to be received by HT under the agreement. The expected future revenues were based on terms then in effect with customers, and on estimated projected cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected, and the Company implemented a 50% reduction in the monthly fee charged for its Deskwing hosting service. Accordingly, the Yen 3.5 billion ($29 million) termination payment has been reflected as an operating expense in the statement of operations.

         On June 20, 2001, new management was approved at a special shareholder's meeting. Pursuant to the approval, HT sent two directors and several employees to the Company and the Company reimbursed HT for compensation expense for the directors and employees paid by HT.

         Account balances and transactions with HT are as follows (in thousands):

                                                                        September 30,
                                                    ----------------------------------------------------     September 30,
                                                         1999               2000             2001                2001
                                                    -------------     ---------------    ---------------     -------------
         Accounts receivable..................      Yen     8,950     Yen      14,016    Yen          --        $    --
         Accounts payable.....................             42,053              30,366              6,964             58
         Service revenue......................             44,884              11,540                 --             --
         Service fee..........................            364,477           3,291,737            656,949          5,510

         Sales promotion expenses.............             57,161             204,209                 --             --
         Support expenses.....................              2,449                  --                 --             --
         Other expenses.......................                 --               1,067                 --             --
         Purchase of fixed assets.............                270               4,300                 --             --
         Termination fee......................                 --                  --          3,500,000         29,355
         Compensation expenses................                 --                  --             10,607             89

9. LONG-TERM DEBT

         Long-term debt as of September 30, 2000 and 2001, consisted of the following (in thousands):

                                                               September 30,
                                                   ----------------------------------    September 30,
                                                        2000                2001             2001
                                                   ---------------      -------------    -------------
         Unsecured bonds, due 2006 with
            detachable warrants, redeemable
             before due date...................    Yen      37,500      Yen        --       $     --
         Capital lease obligations.............          2,130,364                342              3
                                                   ---------------      -------------    -------------
                                                         2,167,864                342              3
         Less current portion..................           (663,547)              (127)            (1)
                                                   ---------------      -------------    -------------
         Long-term debt, less current portion..    Yen   1,504,317      Yen       215       $      2
                                                   ===============      =============    =============

         On September 27, 1999, the Company issued Yen 1,762,500 thousand of bonds with an interest rate equal to the prime rate in Japan plus 1% per annum with 705 detachable warrants, 675 of which are still outstanding as of September 30, 2001. The warrants, which became exercisable on September 28, 1999 and will expire on September 26, 2006, entitle the holders to subscribe to shares of the Company at Yen 2,500 thousand ($21 thousand) per share. The Company redeemed
Yen 1,725,000 thousand of the bonds in November 1999 and the remainder of Yen 37,500 thousand in September 2001. Interest was paid twice a year in March and September and the average interest rate during the year ended September 30, 2001 was 3.15%.

10. SHAREHOLDERS' EQUITY

         Under the Japanese Commercial Code (the "Code"), at least 50% of the issue price of new shares, with a minimum of the par value of those shares, is required to be designated as common stock. The amount designated as common stock is determined by resolution of the board of directors. Proceeds in excess of the amount designated as common stock are accounted for as additional paid-in capital. The Company may transfer portion of additional paid-in capital and legal reserve to the common stock account by resolution of the board of directors.

         The Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve. No further appropriation is required when the legal reserve equals 25% of the common stock account. The Company may transfer amounts of additional paid-in capital and legal reserves to the common stock account by resolution of the board of directors.

         With the Company's global initial public offering on March 10, 2000, the Company issued 1,870 shares of common stock for proceeds of Yen 22,288,605 thousand, net of issuance costs of Yen 649,212 thousand. In compliance with the Code, Yen 5,722,200 thousand of the net proceeds was designated as common stock, and the remaining amount of Yen 16,566,405 thousand was designated as additional paid-in capital.

11. STOCK-BASED COMPENSATION

         The Company issues both stock options and warrants at the discretion of the board of directors, but subject to the provisions of the articles of incorporation and shareholder approval.

          Options may be granted only to the Company's employees and directors. At the shareholders meetings, the shareholders approve the amount of stock options granted to each employee or director, the exercise price of each grant, the vesting period and the life of each option. Options typically vest after two years and have a life ranging from seven to nine years. In August 1999, the Company issued options to employees and directors with exercise prices below the fair market value of the Company's common stock and recorded a deferred stock compensation charge of approximately Yen 329,000 thousand to be amortized over the vesting period of the options of two years. On July 30, 2000, the Company issued stock options to employees at fair market value. No compensation charge was recorded for these options. In the years ended September 30, 1999, 2000 and 2001, the Company recognized Yen 15,993 thousand, Yen 187,408 thousand, and Yen 125,599 thousand ($1,053 thousand) respectively of compensation expense from amortization of deferred stock compensation. In the year ended September 30, 2000, the Company reversed Yen 50,750 of deferred compensation expense relating to the forfeiture of unvested options, and in the year ended September 30, 2001, the Company reversed Yen 220,500 thousand ($1,849 thousand) of compensation expense relating to the forfeiture of unvested options including Yen 94,901 thousand ($796 thousand) in compensation expense recognized in previous years.

          The Company also issues warrants to its directors by issuing bonds to financial institutions with detachable warrants. The warrants are repurchased immediately after issuance and then granted to the directors of the Company as a part of their remuneration. Under the Code, companies can only issue stock options in amounts up to 10% of a company's outstanding stock. Warrants are used to bypass the Code limiting the amount of stock options that can be granted. On September 27, 1999, the Company issued Yen 1,762,500 thousand bonds with detachable warrants to purchase 705 shares of common stock. The Company immediately repurchased all warrants and then granted these warrants to directors. Warrants to purchase 675 shares of common stock remained outstanding as of September 30, 2001.

   The following is a summary of option/warrant activity (whole amounts):

                                                                 Weighted Average
                                                   Number of      Exercise Price              Options/Warrants
                                                     Shares         Per Share               Price Range Per Share
                                                   ----------    ----------------    ----------------------------------
Outstanding at September 30, 1998...........         2,404       Yen      74,407     Yen     62,500     Yen     125,000
                                                   ----------    ---------------     --------------     ---------------
Options/warrants granted....................           977             1,873,593            250,000           2,500,000
Options/warrants exercised..................        (2,360)               73,941             62,500             100,000
Options/warrants canceled...................           (22)              181,818             62,500             125,000
                                                   ----------    ---------------     --------------     ---------------
Outstanding at September 30, 1999...........           999             1,832,708             62,500           2,500,000
                                                   ----------     --------------     --------------     ---------------
Options/warrants granted....................           322             3,776,250                 --           3,776,250
Options/warrants exercised..................           (11)              119,318             62,500             125,000
Options/warrants canceled...................          (111)            1,158,739             62,500           3,776,250
                                                   ----------    ---------------     --------------     ---------------
Outstanding at September 30, 2000...........         1,199             2,443,688             62,500           3,776,250
                                                   ----------    ---------------     --------------     ---------------
Options/warrants granted....................           333               400,000            400,000             400,000
Options/warrants exercised..................           (63)              209,325             62,500             250,000
Options/warrants canceled...................          (720)            1,898,196            250,000           3,776,250
                                                   ----------    ---------------     --------------     ---------------
Outstanding at September 30, 2001...........           749       Yen   2,473,645     Yen    250,000     Yen   3,776,250
                                                   ----------    ---------------     --------------     ---------------

         At September 30, 1999, 2000 and 2001, 705, 877 and 685 options/warrants were exercisable at weighted average exercise prices per share of Yen 2.5 million, Yen 2.7 million and Yen 2.5 million ($21 thousand), respectively.

         The options/warrants outstanding and currently exercisable by exercise price at September 30, 2001 were as follows (whole amount):

                                Options/Warrants Outstanding                    Options/Warrants Exercisable
                     ------------------------------------------------------   ----------------------------------
                                     Weighted Average
                                         Remaining
    Exercise            Number        Contractual Life     Weighted Average     Number          Weighted Average
     Prices          Outstanding         (in years)        Exercise Price     Exercisable       Exercise Price
---------------      -----------    -----------------      ----------------   -----------       ----------------
Yen     250,000           10               6.9             Yen    250,000           10          Yen      250,000
        400,000           36               6.2                    400,000           --                        --
      2,500,000          675               5.0                  2,500,000          675                 2,500,000
      3,776,250           28               5.7                  3,776,250           --                        --
                     -----------                                              -----------
                         749                                                       685
                     ===========                                              ===========

         The Company has elected to continue to follow the provisions of APB 25 for financial reporting purposes and has adopted the disclosure-only provisions of SFAS No.123, "Accounting for Stock-Based Compensation." The fair value of the Company's stock options/warrants was estimated using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options/warrants that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected share price volatility. Since the Company's stock options and warrants granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reasonable single measure of the fair value of its stock options/warrants. The fair value of each option/warrant granted is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants:

                                             September 30, 1999         September 30, 2000        September 30, 2001
                                             ------------------         ------------------        ------------------
Expected volatility.................                  90%                      168.5%                    138.6%
Weighted-average risk-free
   interest rate....................                0.51%                       0.50%                     0.50%
Expected life (in years)............                 2.5                         2.5                       2.5
Expected dividends..................                  --%                         --%                       --%

         Weighted average fair value of options/warrants granted during the period (whole amount):

                                                                    September 30, 2000                September 30, 2001
                                                            ----------------------------------  ------------------------------
                                                                Weighted                           Weighted
            Option and/or Warrant Granted                       Average          Weighted Fair      Average      Weighted Fair
                   During the Year                          Exercise Price       Market Value   Exercise Price   Market Value
-------------------------------------------------------     ---------------     --------------  --------------   -------------
Option/Warrant price > fair market value of stock           Yen        --       Yen        --   Yen         --   Yen        --
Option/Warrant price = fair market value of stock           Yen 3,776,250       Yen 3,776,250   Yen         --   Yen        --
Option/Warrant price < fair market value of stock           Yen        --       Yen        --   Yen         --   Yen        --

         For pro forma purposes, had compensation cost for the plan been determined based on the fair value at the grant date for awards in 1999, 2000 and 2001 consistent with the provisions of SFAS 123, the Company's net loss would have been (in thousands, except per share data):

                                                              September 30,
                                     ------------------------------------------------------------      September 30,
                                            1999                  2000                 2001                2001
                                     ----------------      ----------------      ----------------      -------------
Net loss
   As reported                       Yen     (355,739)     Yen   (1,541,584)     Yen   (9,568,721)      $  (80,254)
   Pro forma                               (1,285,631)           (1,781,610)           (9,584,751)         (80,389)

Basic and diluted net loss
   per common share
      As reported                    Yen   (78,842.86)     Yen  (164,822.41)     Yen  (937,558.40)      $(7,863.41)
      Pro forma                           (284,935.95)          (190,485.61)          (939,128.50)       (7,876.61)

12. INCOME TAXES

         The provision for income taxes consisted of the following components (in thousands):

                                                                         September 30,
                                                      -----------------------------------------------   September 30,
                                                         1999                2000             2001          2001
                                                      -----------        -----------      -----------   -------------
         Current..............................        Yen   2,981        Yen   3,800      Yen   3,800   $          31
         Deferred.............................                 --                 --               --              --
                                                      -----------        -----------      -----------   -------------
         Provision for income taxes..............     Yen   2,981        Yen   3,800      Yen   3,800   $          31
                                                      ===========        ===========      ===========   =============

         The Company is subject to a number of different income taxes that, in aggregate, indicate a statutory tax rate in Japan of approximately 48% for the fiscal 1998, and 42% for fiscal 1999 and 2000.

         Reconciliation of the differences between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years ended September 30, 1999, 2000 and 2001 is as follows (in thousands):

                                                              September 30,
                                        ---------------------------------------------------------       September 30,
                                             1999                 2000                 2001                  2001
                                        --------------       --------------      ----------------       -------------
Amount computed by using
normal Japanese statutory
tax rate...........................     Yen   (173,656)      Yen   (646,637)     Yen   (4,019,629)      $     (33,713)
Increase (decrease) in taxes
resulting from:
   Expense not deductible for
   tax purposes....................             21,528               59,427               140,520               1,178
   Tax deductible stock
   issuance expenses...............             (9,853)            (272,994)                   --                  --
   Increase in valuation
   allowance.......................            142,089              864,291             3,848,304              32,277
   Effect of effective tax rate
   changes.........................             20,376                   --                    --                  --
   Equity in losses of an
   affiliate.......................                 --                   --                30,538                 256
   Per-capita resident taxes.......              2,290                3,800                 3,800                  31
   Others-net......................                207               (4,087)                  267                   2
                                        --------------       --------------      ----------------       -------------
Income taxes as reported...........     Yen      2,981       Yen      3,800      Yen        3,800       $          31
                                        ==============       ==============      ================       =============

         The significant components of deferred income tax assets and liabilities at September 30, 1999, 2000 and 2001 were as follows (in thousands):

                                                                            September 30,
                                                       --------------------------------------------------------   September 30,
                                                             1999               2000                2001              2001
                                                       --------------     ----------------     ----------------   -------------
Deferred tax assets:
Operating loss carry forward......................     Yen    139,286     Yen      964,831     Yen    4,840,675        $ 40,599
Accrued expenses..................................             21,619               25,489                3,011              25

Depreciation in excess of tax-deductible
amount............................................             12,836               18,810                6,803           57
Allowance for bad debts in excess of
tax-deductible amount.............................                867                  367                2,950           24
Allowance for moving expense not deductible
for tax purposes..................................                 --                   --               11,453           96
Other.............................................              1,470               13,799                  885            7
                                                       --------------     ----------------     ----------------     --------
    Gross deferred tax assets.....................            176,078            1,023,296            4,865,777       40,808
                                                       --------------     ----------------     ----------------     --------
    Less: Valuation allowance.....................           (153,182)          (1,017,473)          (4,865,777)     (40,808)
                                                       --------------     ----------------     ----------------     --------
                                                               22,896                5,823                   --           --
Deferred tax liabilities: Prepaid expenses                    (22,776)              (5,168)                  --           --
    Other.........................................               (120)                (655)                  --           --
                                                       --------------     ----------------     ----------------     --------
                                                              (22,896)              (5,823)                  --           --
                                                       --------------     ----------------     ----------------     --------
Net deferred tax assets...........................     Yen         --     Yen           --     Yen           --     $     --
                                                       ==============     ================     ================     ========

         Operating loss carry-forwards for tax purposes at September 30, 2001 amounted to approximately Yen 11,997 million which is available to offset future taxable income. Approximately Yen 335 million, Yen 1,960 million and Yen 9,702 million of operating loss carry-forwards will expire in the periods ending September 30, 2004, 2005 and 2006, respectively, unless utilized prior to that date. A full valuation allowance has been recorded due to the uncertainty whether the deferred tax asset will be realized.

         The net changes in the valuation allowance for deferred tax assets during the years ended September 30, 1999, 2000 and 2001 were increases of Yen 142,089 thousand, Yen 864,291 thousand and Yen3,848,304 thousand respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

         The Company enters into foreign currency contracts with investment grade rated financial institutions and requires no collateral from these institutions.

         Foreign Currency Forward Contacts - At September 30, 2000, the Company had six foreign currency forward exchange contracts outstanding for delivery of an aggregate nominal value of $2,234 thousand, which were entered into during August 2000 in order to cover future anticipated cash flows. The carrying amounts of financial assets and liabilities, which are comprised of cash and cash equivalents, short-term debt and long-term debt, approximate fair value. At September 30, 2001, the Company has no foreign currency contracts outstanding.

         The Company is exposed to credit risk in the case of non-performance by the counter-party. No credit risk related losses have been recognized with respect to foreign currency contracts.

         Foreign exchange contracts - The fair value of forward exchange contacts is based on the rate of exchange between the US$ and the Japanese Yen on September 30, 2000 of Yen107.9 per $1.

         The estimated fair value of the Company's financial instruments is as follows (in thousands):

                                          September 30, 2000                          September 30, 2001
                                  ---------------------------------   ------------------------------------------------
                                      Carrying          Fair           Carrying        Fair        Carrying      Fair
                                       Amount           Value           Amount         Value        Amount      Value
                                  ---------------   ---------------   ----------    ----------     --------     ------
Long-term debt                    Yen   1,504,317   Yen   1,504,317   Yen    215    Yen    215      $   2        $   2
Foreign Currency Contract         $            --   $            55   $       --    $      ---      $  --        $  --

14. SEGMENT INFORMATION

As mentioned in "Risk of business concentration" in the Note 2, the Company had three reportable segments: Deskwing, Other Hosting service, and System Development services, as reviewed by the Company's management. All product segments used common assets and management did not review this information separately. The Company has changed its business strategy and now offers Deskwing and its related services as only one business. As mentioned in Note 1, all of the Company's long-lived assets are located in Japan.

15. SUBSEQUENT EVENTS

         At the regular shareholders' meeting held on December 20, 2001, shareholders approved, pursuant to the Code, elimination of the accumulated deficit of Yen 12,071,755 thousand ($101,248 thousand) as of September 30, 2001, as recorded in the statutory book of accounts, using Yen 12,071,575 thousand ($101,246 thousand) of additional paid-in capital and Yen 180 thousand ($2 thousand) of legal reserves. As a result, the entire deficit as of September 30, 2001 recorded in the statutory book was eliminated.

         Effective October 1, 2001, there is no distinction between par value stock and non-par value stock in accordance with change in the Code. As a result, all of the Company's par value stock became non-par value stock.