Form 20-F
period 2002-09-30
CRAYFISH CO LTD
filed 2003-03-27
CIK 1106934

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

(Mark One)

[  ]      Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X]     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2002

OR

[  ]      Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from         to

Commission file number 0-30530

KABUSHIKI KAISHA CRAYFISH
(Exact Name of Registrant as Specified in Its Charter)

CRAYFISH CO., LTD.
(Translation of Registrant’s Name into English)

JAPAN (Jurisdiction of Incorporation or Organization)	HIKARI BLDG., 6TH FLOOR 16-13, IKEBUKURO 2-CHOME TOSHIMA-KU, TOKYO 171-0014 JAPAN (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

NONE	NONE

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

(1) COMMON STOCK (“SHARES”)*
(2) AMERICAN DEPOSITARY SHARES (“ADSs”), EACH OF WHICH REPRESENTS
1/500TH OF A SHARE
(Title of Class)
Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
NONE
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of September 30, 2002, 10,258 shares of common stock were outstanding, comprised of 9,810 Shares and 224,000 ADSs (equivalent to 448 shares).**

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X]   No [  ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [  ]   Item 18 [X]

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

     Important risks and factors that could cause our actual results to differ materially from our expectations are generally discussed in Item 3.D and include, without limitation:

•	that our revenues will continue to decline if we do not retainer customers,

•	that we may be unable to develop an effective marketing channel to increase sales, and

•	the outcome of securities class action litigation against us.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable

ITEM 3. KEY INFORMATION.

A. SELECTED FINANCIAL DATA.

     The selected financial data below should be read together with our financial statements and related notes beginning on page F-1 in response to Item 8 and Item 18 and the Operating and Financial Review and Prospects included as Item 5. All amounts in this document are based on U.S. GAAP unless otherwise noted. Historical results are not necessarily indicative of results to be expected for any future period.

     U.S. GAAP FINANCIAL DATA

     The statements of operations data below for the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of September 30, 1998, 1999, 2000, 2001 and 2002 that are identified as being prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, are derived from our audited financial statements prepared in accordance with U.S. GAAP. The U.S. GAAP statements of operations data for the fiscal years ended September 30, 2000, 2001 and 2002 and the U.S. GAAP balance sheet data as of September 30, 2000, 2001 and 2002 were audited by BDO Sanyu & Co., independent accountants. U.S. GAAP statements of operations data for the years ended September 30, 2000, 2001 and 2002 and balance sheet data as of September 30, 2001 and 2002 are included in our financial statements and related notes beginning on page F-1.

     The results of operations for the years of 1998, 1999, and 2000 have been revised to reclassify activities attributable to the discontinued segments to the line item “(Loss) income from operations of discontinued business segments” in our statements of operations. Historically, we had operated as three separate segments for management and financial reporting purposes. In accordance with our Business Revival Plan announced in July 2001, we discontinued our “Other Hosting Services” and “Systems Development Services” segments, leaving only our “Deskwing Hosting Services” segment remaining. In addition, we terminated several on-going research and development projects. As a result, we began reporting a single segment since the year ended September 30, 2001. These reclassifications have no effect on previously reported results of operations and shareholders’ equity.

     We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations data for the years ended September 30, 1998, 1999, 2000, and 2001 below.

STATEMENTS OF OPERATIONS DATA (U.S. GAAP):

	Year ended September 30,

	1998(1)	1999(1)	2000(1)	2001(2)	2002	2002

	(in thousands of yen and U.S. dollars, except share and per share amounts)
Revenue	¥4,743	¥811,687	¥6,728,865	¥5,311,814	¥2,945,360	$24,194
Cost of revenue (3)	14,166	796,212	5,653,051	3,391,888	636,174	5,226

Gross profit	(9,423)	15,475	1,075,814	1,919,926	2,309,186	18,968

Operating expenses (3)	1,610	448,929	2,079,134	9,273,622	978,184	8,035

(Loss) income from operations	(11,033)	(433,454)	(1,003,320)	(7,353,696)	1,331,002	10,933
Other income (expense), net	1,124	(19,090)	7,665	(1,047,112)	10,542	87

(Loss) income from continuing operations before provision for income taxes	(9,909)	(452,544)	(995,655)	(8,400,808)	1,341,544	11,020
Provision for income taxes	1,009	2,981	3,800	3,800	3,800	31

(Loss) income from continuing operations	(10,918)	(455,525)	(999,455)	(8,404,608)	1,337,744	10,989
Gain (loss) from operations of discontinued business segments	8,955	99,786	(542,129)	(1,164,113)	—	—

Net (loss) income	¥(19,873)	¥(355,739)	¥(1,541,584)	¥(9,568,721)	¥1,337,744	$10,989

(Loss) earnings per share
Per common share basic:
(Loss) income from continuing operation	¥(8,523)	¥(100,958.55)	¥(106,859.30)	¥(823,496.77)	¥130,460.70	$1,071.63
(Loss) income from operations of discontinued business segments	(6,991)	22,115.69	(57,963.11)	(114,061.63)	—	—

	Year ended September 30,

	1998(1)	1999(1)	2000(1)	2001(2)	2002	2002

Net (loss) income	¥(15,514)	¥(78,842.86)	¥(164,822.41)	¥(937,558.40)	¥130,460.70	$1,071.63

Per common share diluted:
(Loss) income from continuing operation	¥(8,523)	¥(100,958.55)	¥(106,859.30)	¥(823,496.77)	¥130,346.30	$1,070.69
(Loss) income from operations of discontinued business segments	(6,991)	22,115.69	(57,963.11)	(114,061.63)	—	—

Net (loss) income	¥(15,514)	¥(78,842.86)	¥(164,822.41)	¥(937,558.40)	¥130,346.30	$1,070.69
Shares used in per share calculation —
basic	1,281	4,512	9,353	10,206	10,254	10,254
diluted	1,281	4,512	9,353	10,206	10,263	10,263

(1)	Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2)	As a result of the elimination of the “Other Hosting Services” and “Systems Development Services” segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3)	Service fees paid to Hikari Tsushin previously accounted for under operating expenses have been reclassified under cost of revenue for the years ended September 30, 1999, 2000 and 2001.

BALANCE SHEET DATA (U.S. GAAP):

	As of September 30,

	1998		1999		2000		2001		2002		2002

	(in thousands of yen and U.S. dollars)
Cash and cash equivalents	Yen	111,702	Yen	4,179,770	Yen	23,017,011	Yen	14,429,199	Yen	16,412,076	$134,813
Total assets		232,073		6,282,423		27,673,791		15,609,662		16,914,902	138,943
Total shareholders’ equity		74,401		4,142,249		25,027,240		15,376,806		16,716,800	137,316

JAPANESE GAAP FINANCIAL DATA

     The statements of operations data below for the fiscal years ended September 30, 1998, 1999, 2000, 2001 and 2002 and the balance sheet audited data as of September 30, 1998, 1999, 2000, 2001 and 2002 are derived from our condensed financial statements prepared in accordance with Japanese GAAP. Our condensed financial statements prepared in accordance with Japanese GAAP are not included in this annual report.

     We had a consolidated subsidiary, Intranets K.K., under Japan GAAP for the year ended September 30, 2001. Based upon the resolution of shareholders’ meeting of Intranets K.K. held on October 19, 2001, we sold all the interests of Intranets K.K. in which the transactions were completed in March 2002. The disposed subsidiary has not been consolidated for purposes of the Japanese GAAP Selected Operations Data and Selected Balance Sheet Data presented below.

     Information presented in Japanese GAAP differs in important ways from U.S. GAAP.

SELECTED OPERATIONS DATA (Japan GAAP):

	Year ended September 30,

		1998	1999		2000		2001		2002		2002

	(in thousands of yen and U.S. dollars)
Total revenue	Yen	277,685	Yen	1,137,942	Yen	6,822,669	Yen	5,416,939	Yen	2,939,808	$24,148.25
Total cost of revenue		151,884		645,177		2,311,013		2,842,794		630,264	5,177.13

Gross profit		125,801		492,765		4,511,656		2,574,145		2,309,544	18,971.12
Selling, general and administrative expenses		125,208		839,567		5,820,002		4,751,197		803,595	6,600.91

Operating profit (loss)		593		(346,802)		(1,308,346)		(2,177,052)		1,505,949	12,370.21
Other income (expense), net		1,549		(40,236)		(635,228)		(127,470)		(60,104)	(493.71)
Special income (loss), net		(532)		(988)		(7,058)		(7,499,090)		(104,116)	(855.23)

Income (loss) before provision for income taxes		1,610		(388,026)		(1,950,632)		(9,803,612)		1,341,729	11,021.27
Provision for income taxes		779		2,981		3,800		4,171		3,800	31.22
Minority interest in loss		—		—		—		79,761		—	—

Net income (loss)	Yen	831	Yen	(391,007)	Yen	(1,954,432)	Yen	(9,728,022)	Yen	1,337,929	$10,990.05

SELECTED BALANCE SHEET DATA (Japan GAAP):

	As of September 30,

	1998		1999		2000		2001		2002		2002

	(in thousands of Yen and U.S. dollars)
Cash and cash equivalents	Yen	111,702	Yen	5,724,131	Yen	22,764,731	Yen	14,485,802	Yen	16,412,076	$134,813
Total assets		235,914		6,243,078		22,563,597		15,820,206		16,914,902	138,943
Total liabilities		142,107		2,110,282		446,104		271,629		198,102	1,627
Total shareholders’ equity		93,807		4,132,796		25,117,493		15,402,657		16,716,800	137,316

EXCHANGE RATES

     Fluctuations in exchange rates between the yen and dollar and other currencies will affect the dollar and other currency equivalents of the yen price of our shares and ADSs and the dollar amounts received on conversion of any cash dividends. We have translated some yen amounts presented in this annual report into dollars solely for your convenience.

     Unless otherwise noted, the rate used for the translations was Yen121.74 to $1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on September 30, 2002.

     The following table presents the noon buying rates for yen per $1.00 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in dollars.

YEAR ENDED/ENDING SEPTEMBER 30,	HIGH		LOW		AVERAGE(1)		PERIOD-END

1998	Yen	147.14	Yen	119.87	Yen	130.26	Yen	136.59
1999		135.75		103.78		117.49		106.82
2000		111.11		101.53		106.43		107.90
2001		126.75		107.30		118.14		119.23
2002		134.77		115.71		125.52		121.74
2003 (through February 28, 2003)		125.52		117.14		121.12		118.22
CALENDAR YEAR 2002
September		123.93		117.12		121.08		121.74
October		125.52		122.55		123.91		122.78
November		122.92		119.57		121.61		122.72
December		124.99		118.38		121.91		118.75
CALENDAR YEAR 2003
January		120.18		117.80		118.81		119.96
February		121.30		117.14		119.34		118.22

(1)	Fiscal year average is calculated from the average of the exchange rates on the last day of each month during the period.

     The noon buying rate for Japanese Yen on March 19, 2003 was Japanese Yen 120.13 per US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D.	RISK FACTORS.

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

OUR REVENUES WILL CONTINUE TO DECLINE IF WE DO NOT RETAIN CUSTOMERS.

     Our success depends on the retention of customers. The number of our subscribers has declined from 31,257 as of September 30, 2001 to 12,864 as of September 30, 2002 and to 10,716 as of December 31, 2002. Reasons for customer losses include, among others, competition from competitors offering comparable services at lower prices or offering services targeting our market, dissatisfaction with our customer support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general.

IF WE ARE UNABLE TO DEVELOP AN EFFECTIVE MARKETING CHANNEL TO INCREASE SALES, OUR BUSINESS WILL SUFFER.

     Until November 2000, we outsourced sales and marketing of our DESKWING hosting service to Hikari Tsushin, Inc. After the November 2000 termination of this agreement, we began to build our own sales and marketing team, but concluded that the costs associated with customer acquisition would continue to exceed revenues from new customers for our current service offerings under existing competitive conditions. As a result, we reduced the size of our sales and marketing team and focused primarily on customer retention. Currently, we have been attempting to reduce the number of cancellations by offering new services promoted mostly through CalltoWeb, a subsidiary of Hikari Tsushin. If we are unable to develop cost-efficient marketing channels to expand our customer base and sales, the size of our customer base will likely continue to decline and we will not be able to increase revenues and our ability to achieve profitability will be limited.

WE MAY FAIL TO CARRY OUT OUR NEW BUSINESS STRATEGY.

     We have been carrying out test marketing for new business strategies aimed at increasing profitability. We may enter into new businesses that are not necessarily related to hosting. We may also consider merging with or acquiring other companies, investing in other companies, or purchasing part or all of a business from other companies. However, there is no guarantee that we will succeed in implementing any new business strategies we adopt. We may incur significant losses in implementing any new business strategies.

WE ARE PARTY TO SECURITIES CLASS ACTION LITIGATION WHICH MAY BE COSTLY TO DEFEND, THE OUTCOME OF WHICH IS UNCERTAIN AND WHICH MAY HARM OUR BUSINESS.

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

LITIGATION

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

     On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations in our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

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

     On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel moved for reconsideration of the court’s decision and for the appointment of a different lead counsel.

     By order of the court dated June 4, 2002, the motion for reconsideration was granted and the Cheng group were appointed as lead plaintiffs and the firm of Shalov, Stone and Bonner and the firm of Milberg, Weiss, Hynes Bershad & Lerach were appointed co-lead counsel in the action. On July 19, 2002, plaintiffs served and filed a Consolidated Amended Class Action Complaint, which contains allegations substantially similar to the original complaint and also includes additional allegations. The additional allegations, in substance, assert additional material omissions from the Prospectus to the effect that at the time of the offering, Hikari Tsushin sales agents were engaged in inappropriate sales and marketing activities and that such omissions rendered false certain statements in the Prospectus. On October 4, 2002, we and each of the other defendants, moved to dismiss the action for failure to state a claim upon which relief can be granted under Rule 12(b)(6) of the Federal Rules of Civil Procedure. The plaintiffs responded to the motion to dismiss on November 15, 2002, and we filed a reply on December 9, 2002. It is not possible to predict when a decision will be issued by the Court., but we do not expect a decision for at least 90 days or longer.

     Although we intend to vigorously defend against any actions that are properly brought against us, conclusion of the litigation in a manner adverse to us could have a material adverse effect on our business and financial condition.

WE OPERATE IN A VERY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The market for e-mail hosting services in Japan is very competitive. There are few substantial barriers to entry, and we expect to face additional competition not only from existing competitors but also from new market entrants in the future. Our current and potential competitors include: Japanese and international telecommunications carriers and related internet service providers such as NTT and KDDI; independent internet service providers and other service companies such as Internet Initiative Japan and Global Media Online; and large information technology service companies such as Fujitsu and NEC. These competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the information technology industry than us. Furthermore, some of our competitors have offered services similar to ours at lower prices than ours or with incentives not matched by us. Substantial price-reductions and enhanced service plans may not be sufficient to retain and attract customers and may substantially undercut our profitability. For example, we introduced 50% discounts for long-term existing customers, but discontinued this discounting as it was not effective in reducing the number of cancellations. Moreover, in November 2002, we began to offer new DESKWING service and discount plans that enable subscribers to receive discounts on subscription fees based on their subscription terms. However, it is uncertain whether either plan will help us to retain existing customers or to attract new customers.

WEAK ECONOMIC CONDITIONS IN JAPAN MAY DEPRESS OUR REVENUES AND REDUCE OUR ABILITY TO COLLECT FEES FROM SUBSCRIBERS.

     Japan’s economy has experienced a prolonged recession that began in the early 1990s. Despite the implementation of fiscal recovery programs and other measures taken by the Japanese government, the current economic climate in Japan may not improve significantly and may worsen in the near future. If economic conditions in Japan do not improve, our business could be adversely affected. In particular, collection of fees from our subscribers may be delayed or prevented due to factors such as the worsening condition of the Japanese economy and the businesses of our customers.

WE HAVE A HISTORY OF LOSSES AND WE MAY INCUR LOSSES IN THE FUTURE.

     We earned net income of Yen1,338 million in fiscal year 2002 primarily through restructuring started in July 2001. However, fiscal year 2002 is our only profitable year since we began offering our DESKWING e-mail hosting service in May 1998. We incurred net losses of Yen9,569 million for the year ended September 30, 2001, Yen1,542 million for the year ended September 30, 2000 and Yen356 million for the year ended September 30, 1999. We may incur net losses at the end of the current fiscal year and perhaps thereafter. In addition, revenues have decreased in the past fiscal years due to a reduction in the size of our customer base, and we believe that under present conditions the size of our customer base will continue to decrease.

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

WE COULD EXPERIENCE SYSTEM FAILURES, WHICH COULD AFFECT OUR ABILITY TO OFFER OUR SERVICES.

     To succeed, we must operate our network infrastructure on a 24-hour, 7-days-a-week basis without interruption. Although we have attempted to ensure that redundancy is built into the network and hosting facilities, these facilities are currently subject to various independent points of failure. Our operations depend upon our ability to protect our network infrastructure, equipment and customer data against damage from:

•	human errors;

•	various natural disasters, such as earthquakes;

•	power loss or telecommunications failures; and

•	sabotage or other intentional acts of vandalism.

     However, even if we take precautions, the occurrence of a natural disaster or other unanticipated problem at our data centers could result in interruptions in providing our services.

     We have experienced interruptions in service in the past. Any future interruptions could:

•	require us to spend substantial amounts of money and time to replace existing equipment or add redundant facilities;

•	damage our reputation for reliable service;

•	cause existing end users, resellers and referral partners to cancel their contracts;

•	cause end users to seek damages for losses incurred; or

•	make it more difficult for us to attract new end users, resellers and referral partners.

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

OUR BUSINESS MAY SUFFER IF WE CANNOT RECRUIT AND RETAIN QUALIFIED PERSONNEL.

     We have substantially reduced the number of our full-time employees and as a result, we are increasingly dependent upon a small number of key employees to operate our business. Recruitment and retention of employees will continue to be difficult due to more competitive market conditions. Our employment system includes incentives, rewarding employees based on their performance, and provides quarterly performance evaluations. We may not be able to retain or attract qualified personnel notwithstanding our employment system, or due to other factors, and as a result, the quality of our operations or our ability to develop new services may be adversely affected.

WE ARE SUBJECT TO CONTROL BY HIKARI TSUSHIN.

     Hikari Tsushin currently directly and indirectly controls 72.8% of our issued shares. See “Item 7. A. MAJOR SHAREHOLDERS”. As a result, Hikari Tsushin can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of Hikari Tsushin in these and other matters may differ from yours. In addition, if Hikari Tsushin were to sell its stockholdings in us, it could negatively impact our stock price.

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

THE PROTECTION OF OUR PROPRIETARY INFORMATION IS LIMITED.

     We have no patented technology. Our technology may be misappropriated, or a third party may independently develop similar technologies. We outsource some of our programming development work to a number of independent software developers, and in most of these cases, our agreements with these software developers do not prohibit them from developing an application based on the knowledge of the underlying operating software they acquire through providing their services to us. We registered “DESKWING” as a service mark in July 5, 2002. We rely on a combination of copyright, trademark, service mark, trade secret and other related laws and contractual restrictions to establish and protect certain proprietary rights in our technology. The steps we have taken, or can take, to protect our intellectual property may be insufficient to protect our assets.

WE DEPEND UPON THIRD PARTIES TO MAINTAIN AND ENHANCE OUR BUSINESSES.

     We have become increasingly reliant on the services of third parties such as Global Media Online Inc. and CalltoWeb, which provide DESKWING services pursuant to outsourcing agreements as announced in our press releases as of August 1, 2002. Our business may be disrupted and our reputation may be damaged if such third parties fail to provide their services appropriately or by the misconduct of third parties, such as the misuse of confidential information acquired during the course of performing their services. Working with third parties may lengthen the time required to respond to subscribers’ inquiries, and therefore negatively affect subscriptions. In the future, we may outsource business operations to third parties, including Hikari Tsushin and its affiliates.

OUR SHARES AND ADSs ARE LIKELY TO BE TREATED AS STOCK OF A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES.

     We believe that our shares and ADSs are likely to be treated as stock of a passive foreign investment company for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences. See “Item 10.E Taxation — United States Taxation — PFIC Rules.”

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

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY ADVERSELY IMPACT OUR BUSINESS.

     A significant barrier to the growth of e-commerce and communications over the internet has been the need for secure transmission of confidential information. Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. We experienced three instances of unauthorized access to data of our customers in December 1999. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third person were able to misappropriate our users’ personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities.

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

WE MAY BE DELISTED FROM THE TOKYO STOCK EXHANGE OR FORCED TO TAKE COSTLY MEASURES TO PREVENT BEING DELISTED FROM THE TOKYO STOCK EXCHANGE

     Between September 30, 2001 and September 30, 2002, the number of our shareholders decreased from 308 shareholders to 211 shareholders. The number of our shareholders may fall below the minimum listing requirements of the Mothers market of the Tokyo Stock Exchange. Under current requirements, if the number of our shareholders falls below 150, we will have one year within which to return to a minimum of 150 shareholders in order to retain our listing. We may be required to take costly measures to avoid being delisted. If these measures are not successful, we may be delisted from the Tokyo Stock Exchange. Even if the measures are successful, the price or marketability of our shares or ADSs may be adversely affected.

FAILURE TO COMPLY WITH NEW U.S. LAWS AND REGULATIONS AFFECTING CERTAIN COMPANIES WHICH ARE PUBLICLY TRADED IN THE U.S. MAY HARM OUR BUSINESS

     The Sarbanes-Oxley Act of 2002 imposes several new requirements on certain companies whose securities are registered under certain U.S. federal securities laws, including Crayfish. We are a SEC-registered non-U.S. company. The application and interpretation of many of the Act’s provisions are uncertain at this time and some of the provisions are only effective after SEC rulemaking. However, we may be required to establish an audit committee, perform US GAAP audits of our 6-K filings and and take other costly steps to comply with the Sarbanes-Oxley Act. Failure to take these steps may subject us to costly penalties which may harm our business and affect the liquidity and price of our shares.

WE ARE EVALUATING WHETHER CONTINUED REGISTRATION UNDER U.S. SECURITIES LAWS IS IN OUR BEST INTERESTS

     Recent changes in U.S. laws and regulations may require changes in corporate governance that are different from the way Japanese companies traditionally operate. Compliance with new U.S. laws and regulations also causes us to incur additional expenses in order to comply with such laws and regulations. These costs may harm our business and affect the liquidity and price of our shares. We are evaluating the impact of the new laws on the way that we do business, the amount of additional expense we expect to incur to comply with the new laws, risks associated with any inadvertent failure to fully comply, and whether continued registration under U.S. securities laws is in our best interests. No decision has been made whether Crayfish will pursue termination of its registration under U.S. securities laws. If we decide to pursue termination of our registration under U.S. securities laws, it may affect the liquidity and price of our ADSs and shares.

WE MIGHT BE LIABLE FOR DAMAGES IF THERE ARE DEFECTS IN ASSETS WE HAVE SOLD.

     We have sold a significant portion of certain servers and other technical equipment used to operate our DESKWING service to Diamond Lease Company Ltd. (“Diamond Lease”). We may be liable to Diamond Lease for damages caused by defects in the equipment.

JAPANESE LAWS AND REGULATIONS WHICH IMPACT OUR INDUSTRY COULD HARM OUR BUSINESS.

We are not currently subject to direct regulation by any governmental agency, or laws or regulations, other than the Telecommunications Business Law of Japan, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, and regulations applicable to businesses in general. We may be held responsible for information which is posted on the Internet by our service users or ourselves. Such claims may include, but not be limited to, claims involving defamation. Our business could suffer if we fail to comply with the aforementioned regulations or any new laws or regulations that may be adopted in the future.

ITEM 4. INFORMATION ON THE COMPANY.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

      We were incorporated on October 16, 1995 in Japan as a joint stock corporation under the name Crayfish Co., Ltd. Our head office is located at Hikari Bldg. 6th Floor, 16-13, Ikebukuro 2-chome Toshima-ku, Tokyo 171-0014, Japan. Our telephone number is 81-3-5957-0644. Our World Wide Web address is www.Crayfish.Co.Jp. Information contained in our Web site does not constitute part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011.

      Our business grew from our origins in internet-based hosting services. These services involved the provision of server space and support operations for internet-related applications for customers. In October 1995 we began operating domestic Web-hosting services for internet service providers. We have since entirely phased out these services. We began to offer our “Hitmail” e-mail hosting service to small and medium-sized enterprises in Japan in May 1998. As of February 1, 2001, we renamed “Hitmail” as “DESKWING”.

      Hikari Tsushin became our exclusive sales agent for Hitmail in May 1998, providing us with marketing and sales support. Hikari Tsushin acquired a majority of our shares in March 1999. In December 2000, we terminated our sales agent agreement with Hikari Tsushin and began to market our services alone. In March 2000, we became a public company following the listing of our shares on both the Nasdaq National Market in the United States and the Mothers market of the Tokyo Stock Exchange in Japan. As a result of the public offering, Hikari Tsushin’s direct and indirect ownership of Crayfish was reduced to 46.29%.

     Following the resignation of our board of statutory auditors and independent accountants, and the imposition of a temporary trading halt in our ADSs on the Nasdaq National Market in April 2001, Hikari Tsushin issued a written demand to management, as permitted by the Japanese Commercial Code, to elect new management and hold an extraordinary shareholders’ meeting.

     At an extraordinary shareholders general meeting on June 20, 2001, new directors and corporate auditors proposed by Hikari Tsushin were elected.

     New management appointed at the shareholders’ meeting held in June 2001 refocused our targets and reorganized our cost structures. In July 2001, we announced our “Business Revival Plan.”

     As part of our July 2001 Business Revival Plan, we eliminated the following services in July and August 2001:

• Crayf!sh 2000, a system similar to DESKWING we began to market in December 2000 and launched on an OEM basis in November 2000;

• Crayf!sh 4000, a middle scale hosting service for small and medium-sized enterprises launched in May 2000;

• M27, a personal groupware service launched in April 2001; and

• System Development Services, design of Web sites and development of related system applications for large corporate customers.

     Nasdaq released our ADSs from the temporary trading halt on July 26, 2001.

     As a result of a public tender offer in Japan for our shares by Hikari Tsushin during the period from September 5 to 25, 2001, Hikari Tsushin’s direct and indirect shareholdings increased from 4,761 shares, or 46.7% of our outstanding shares, to 7,469 shares, representing 72.9% of our outstanding shares as of September 30, 2001. Hikari Tsushin purchased 2,750 shares in the offering at a per share price of Yen900,000.

     Information concerning our principle capital expenditures during the last three years has been included under “Item 4.D. Property, Plant and Equipment.” Information concerning divestitures made by us during the last three years has been included under “Item 4.C. Organizational Structure” and in “Item 4.D. Property, Plant and Equipment.”

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

OUR SERVICES

CORE SERVICE — DESKWING

     Hitmail, a hosting service targeting small and medium-sized enterprises and the predecessor of our core service, DESKWING, was introduced in May 1998. Our original DESKWING service provided to customers a domain name of their own choosing with up to 50 e-mail addresses and 100 megabytes of server capacity, and an average daily transfer volume up to 800 megabytes. On November 1, 2002 we began to offer a new enhanced DESKWING service (sometimes referred to herein as “New DESKWING”) that provides several pricing and service options under two service plans, “Type-1” and “Type-2”. Type-1 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 600 megabytes of server capacity (including Internet access) and an unlimited average daily transfer volume. Original DESKWING subscribers are automatically upgraded to Type-1. Type-2 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 1,500 megabytes of server capacity (including Internet access) and an unlimited average daily transfer volume. Both Type-1 and Type-2 include additional features such as SSL encryption, mailing lists for free and Type-2 provides a larger range of functions, including PHP, mySQL, PostgreSQL at no charge. The initial fee of Yen30,000 for former DESKWING was generally waived for marketing purposes in the past. The initial fee for Type-1 is Yen10,000 and Type-2 has no initial fee. On December 1, 2002, we offered a new discount campaign which waived the initial payment of Yen10,000 of Type-1 DESKWING service. We plan to end this discount campaign on approximately March 21, 2003. Monthly fees for both Type-1 and Type-2 are Yen10,000 and Yen20,000, respectively.

New enhanced DESKWING has the following basic features:

•	Service and Support — We designed DESKWING to serve users with different experience levels. We provide free telephone and e-mail technical support for DESKWING as well as advice regarding how to choose a personal computer and internet service provider, from 9:00 a.m. to 6:00 p.m., Tokyo time, 5 days a week. We do not provide in-person client support. On August 1, 2002 we began to outsource our customer support services to CalltoWeb (“CTW”), a subsidiary of Hikari Tsushin.

•	Client-Site Controllability — Each DESKWING subscriber receives a log-in ID and password for access to its control panel. The control panel allows the subscriber to change, add and delete e-mail addresses under its domain name.

•	Customer’s Own Domain Name — We register domain names in the customer’s own name, such as “www.smallbusiness.com,” rather than derivative or lower-level domain names provided by internet service providers, such as “www.isp.com/smallbusiness.” This allows our customers to maintain online name recognition on the Internet.

•	Enhanceability — For additional charges, we provide a range of optional services (as described below) such as Virus Check (internet security), ADSL and ISDN (internet connection), and Nikkei Telecom 21 (business news and information database).

     ADDITIONAL SERVICES

     Subscribers to New DESKWING may use the following free and fee-based additional services. Revenues from these additional services accounted for approximately 10% of our average monthly revenue per customer for the year ended September 30, 2002.

     Web. We began to offer our Web-page hosting service in May 1998. As of September 30, 2002, more than 90% of our customers for DESKWING subscribed to our Web service. Web allows customers to publish a corporate Web page under their own domain name. A customer who subscribes to DESKWING and Web is able to use a portion of the 100 megabytes of capacity included in the DESKWING package for Web-hosting, and is able to rent additional server space as needed. A Web subscription gives customers access to our easy-to-use Web-page design application. Using this application, accessible through the customer control panel, the customer may design Web pages based on ready-made templates. For customers desiring more sophisticated Web-page designs, we offer references to independent Web-page design service providers. For an additional charge, we can host Web-page designs that customers create with their own Microsoft FrontPage 2000 software. While we have previously charged Yen 1,000 per month for the standard Web service, DESKWING now includes the standard Web service free of charge.

     Virus Check. In January 2002, based on requests that we had received from customers from our in-house call center, we began to offer a virus check service on a trial basis through a partnership with Network Associates, Co., Ltd. The virus check detects and exterminates computer viruses at the server side. The 300 available trial subscriptions to the service quickly sold out and in March 2002, we formally began to offer subscriptions to the service under two plans, Virus-Check One, priced at Yen350 per account, and Virus-Check 50, priced at Yen11,000 per 50 accounts.

     Other additional fee-based services we currently offer are: Nikkei Telecom 21, a news and corporate information database; domain name acquisition and forwarding; bulletin board; home page construction; automated Web-site access log analysis; Kantanne! jp, a real estate web site creation application; ADSL, ISDN, dial up and global internet access.

     As part of our July 2001 Business Revival Plan, in August 2001 we discontinued the following services: Shop, our business-to-consumer e-commerce enabling service introduced in January 2000; Office, a personal information management service and information sharing service introduced in April 2000; and Unified Messaging, a combination of fax, voice and e-mail service.

     To access our services, customers need computer equipment and access to the internet provided by a third party internet service provider through a conventional telephone line, a leased line, a digital subscriber line (DSL), or cable (CATV), etc. Until November 2000, Hikari Tsushin, as our former sales agent, assisted customers with acquiring these connection services. Following the termination of our contract with Hikari Tsushin, our own sales and marketing team began to assist customers with acquiring these products and services. Currently, as a part of the outsourcing agreement with CTW, CTW assists customers acquiring these products. We may also introduce a third party internet service provider to customers in return for a fee.

SUBSCRIPTIONS

     In accordance with our outsourcing agreement with Global Media Online Inc. (“GMO”) which began on September 1, 2002, when a customer subscribes to our services, GMO processes subscriber applications, collects any applicable initial and monthly fees, and then configures the DESKWING server to allocate disk space for the subscriber’s data. Ordinarily, customers are able to begin using our services one to two weeks following the time of subscription.

     Acquisition of Domain Names. We acquire domain names for our customers. Approximately half our customers request Japanese domain names, which end with the extension “.jp.” For these names, we apply to Japan Registry Service Co., Ltd. (“JPRS”), of which we are a member. Some of our customers request United States domain names, which end with extensions such as “.com,” “.org” or “.net,” for which there are several registrars in the United States.

     Our Contracts with Customers. We enter into a standard contract with each customer that subscribes to our services. Our standard DESKWING contract defines the content and scope of our services, among other terms.

Our standard DESKWING contract also contains the following key terms:

•	Minimum Subscription Period — The minimum subscription period is currently twelve months. If the subscriber terminates the contract before the end of the minimum subscription period, the contract requires the customer to pay the balance of the fees for that period.

•	Right to Terminate Subscription — Subject to the minimum subscription period, the subscriber can terminate our services after two months written notice.

•	Limitation of Our Liability — If we fail to provide the services we promised, the contract limits our liability to the subscriber. If a failure continues for more than 12 hours after we have learned of it, the subscriber can demand a refund. The amount of refund the customer can demand is roughly proportional to the monthly fee, based on the duration of the failure beginning 12 hours after we learned of it. The contract further limits our liability if the failure is caused by the telephone company connecting the subscriber to our data center.

SALES AND MARKETING

     Almost all of our customers belong to our core market, small and medium-sized enterprises in Japan, particularly businesses with no more than 20 employees. We believe that potential customers in this market segment have not yet fully taken advantage of the internet. A staff of 11 as of September 30, 2002 (12 as of September 30, 2001) is responsible for sales promotion activities, including developing products and services. Our sales and marketing focus is currently on retention of existing customers rather than on acquisition of new customers. After the November 2000 termination of our contract with Hikari Tsushin, we began to build our direct sales and marketing force. However, following our July 2001 management change, we concluded that both direct marketing and outsourcing are not a cost-effective means of customer acquisition under current competitive conditions. Currently, we focus on marketing and developing new products and services, and working with our parent company and its affiliates as part of our overall customer acquisition strategy.

     Until termination of our marketing agreement with Hikari Tsushin, we worked closely with Hikari Tsushin to market our services. Hikari Tsushin conducted direct-marketing activities directly and through its sales agents, including CTW, its subsidiary. A department within Hikari Tsushin promoted sales of our services and monitored and supervised these agents’ activities.

     Until the termination of our marketing agreement with Hikari Tsushin, we paid Hikari Tsushin a sales commission for each subscription Hikari Tsushin or its sales agents had obtained. Hikari Tsushin’s sales agents also processed applications for our services and collected fees on our behalf. The sales commission consisted of the following two components:

•	All or whatever portion we collected of the Yen30,000 start-up fee paid by the subscriber. We generally waived this fee for marketing purposes in the past.

•	We also paid Hikari Tsushin a portion of the monthly fee paid by subscribers for our services. For subscriptions to the standard service, we paid Hikari Tsushin 50% of the monthly fee. For our additional services, we typically paid 50% of revenues net of the fees we paid to ITOCHU Technology Inc. for the use of its servers prior to our July 2000 termination of this arrangement.

           Hikari Tsushin no longer services our sales and no longer assists with processing customer applications and providing customer service.

TECHNOLOGY

     We have outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations since September 1, 2002. As discussed below in “Item 4.D. Property, Plant and Equipment,” we sold to GMO and Diamond Lease Company Ltd. (“Diamond Lease”) certain servers and other technical equipment used to operate our DESKWING service. Diamond Lease will lease all of the equipment it acquired from Crayfish to GMO.

     The facilities that house the DESKWING servers have redundant systems for power, fire protection, seismic reinforcement and 24-hour 7-days-a-week security surveillance by system administrators. As of December 2002, Cable & Wireless IDC owns the facility in Tokyo that houses all DESKWING servers.

     Our security efforts focus on preventing unauthorized access to our customers’ e-mail and other databases, on protecting our hardware and software from being tampered with by intruders, and on preventing service failure or slowdown caused by such intruders. We perform security-related patches on our operating system and other applications using tools such as security scanners. We also collect information from a Japanese affiliate of CERT, a group of computer internet security experts based at Carnegie-Mellon University in the United States, and other available free resources in order to maintain our security. Currently, our security is jointly maintained by us and by GMO in connection with the DESKWING operations. However, GMO may be solely responsible for maintaining our security in the future.

GOVERNMENT REGULATION

     We are not currently directly subject to national or local government laws or regulations in Japan or other jurisdictions, other than the Telecommunications Business Law of Japan, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, and laws and regulations that generally apply to Japanese businesses.

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

     On May 27, 2002, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan became effective. We are classified as a “Telecommunication Service Provider” under this law. Under this law, claims of infringement by third parties against telecommunications service providers must meet certain conditions in order to find telecommunication service providers liable. This law also provides that the telecommunications service providers may have to disclose certain information concerning the sender of the telecommunication to a third party alleging infringement.

     Other than the laws and regulations mentioned above, only a small body of laws and regulations currently apply specifically to e-mail hosting, Web-page hosting, internet-access and other internet-related activities in Japan. Due to the increasing popularity and use of the internet, however, it is possible that laws and regulations with respect to the internet may be adopted in Japan or other jurisdictions. Governmental agencies in Japan and elsewhere are currently adopting or considering the adoption of such laws and regulations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, libel, advertising, obscenity, intellectual property rights, information security and the convergence of traditional telecommunications services with internet communications. We cannot determine at this time the nature of future possible legislation and regulation and the manner and impact of their interpretation or enforcement.

C. ORGANIZATIONAL STRUCTURE.

     Hikari Tsushin directly and indirectly controls 72.8% of our outstanding shares of common stock. As of January 31, 2002, seven employees were assigned to work for us while they were still employed by Hikari Tsushin. In February 2002, these employees formally terminated their employment with Hikari Tsushin and began their employment with us. Two of them served on our board of directors. We are considered part of the Hikari Tsushin corporate group and accounted for as a consolidated subsidiary in its financial statements.

     In December 2000, we acquired 47.1% of the outstanding shares of Intranets K.K., a provider of free groupware functions including web-based scheduling, for a total amount of Yen600 million. However, after review of our overall strategy as outlined in our Business Revival Plan of July 2001, we determined that the investment had not produced the positive synergistic value originally expected. As a result of the completion in March 2002 of a share buyback and subsequent retirement of shares repurchased by Intranets K.K. in connection with a capital reduction of Intranets K.K., we currently own 22.8% of the outstanding shares of Intranets K.K.

     In January 2001, we purchased 3,875 ordinary shares of MCC Holdings, Ltd., a developer of mobile communications technology and content for mobile communication services, for a total amount of Yen194 million. After the transaction, we held 60.0% of the 6,458 outstanding ordinary shares of MCC Holdings. In September 2001, we sold all of our shares in MCC Holdings to a representative director of MCC Holdings for a total amount of Yen7.75 million. Accordingly, MCC Holdings is not included as a consolidated subsidiary in our consolidated financial results.

D. PROPERTY, PLANT AND EQUIPMENT.

     The table below shows our capital expenditures, including a portion of payments under capitalized leases for the last three years.

	FOR THE YEARS ENDED

	SEPTEMBER 30,

	2000	2001	2002

	(millions of yen)
Capital expenditures, including a portion of payments under capitalized leases	Yen3,361	Yen542	Yen37

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the information technologies (“IT”) market including e-mail hosting and related services. Most of our past capital expenditures had been related to the expansion and improvement of our hosting infrastructure, and the installation of servers necessary to offer hosting and e-mail services. Although our capital expenditures plans may change as new business opportunities arise, we expect future capital expenditures for the year ending September 30, 2003 to be lower than those for the year ended September 30, 2002 as we currently do not anticipate expanding our existing hosting infrastructure. We have primarily paid for capital expenditures with our cash.

     A wide ranging review of our operations and cost structure undertaken by our new management revealed that most of our servers were operating at very low capacity. At the same time, we were paying high fixed charges under our July 12, 2000 server leasing contract with IBJ Leasing Co., Ltd. for this underutilized server capacity. As a result, we terminated the leasing contract on July 24, 2001 and bought back all leased servers for a cost of Yen2,410 million. This amount represented the remaining three years of payments outstanding under the leasing contract. The servers had been assessed and valued at Yen80 million. As a result of the transaction, we incurred a one-time charge of Yen2,110 million during our fiscal year ended September 30, 2001.

     On October 31, 2002, we sold certain servers and other technical equipment used to operate our DESKWING service to GMO and to Diamond Lease. Diamond Lease will lease all of the equipment it acquired from Crayfish to GMO. The asset sale will be reflected in our first quarter financial statements for the year ending September 30, 2003 as a Yen68 million decrease in property and equipment (Yen214 million as of June 30, 2002), and a corresponding Yen80 million increase in cash.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion of our financial condition and results of operations together with our financial statements and the accompanying notes to those financial statements beginning on page F-1 in response to Item 8 and Item 18. This discussion is based on U.S. GAAP financial information except as noted otherwise. This section contains forward-looking statements and you should read the discussion relating to forward-looking statements appearing at the beginning of this annual report on Form 20-F.

A.	OPERATING RESULTS.

OVERVIEW.

     We provide e-mail hosting services to small and medium-sized enterprises in Japan. Starting with the launch of DESKWING in May 1998, we have focused on DESKWING and related services. In the year ended September 30, 2002, all of our revenues came from DESKWING and related services.

     Previously, we also derived revenues from our prior hosting system “SSOS” (from licensing and operating our server-hosting platform technology to internet service providers) and system development (Web-site design and consulting). We had been phasing these services out in recent years and, following the implementation of our Business Revival Plan in July 2001, we discontinued our “Other Hosting Services” and “Systems Development Services” segments, leaving only our “DESKWING Hosting Services” segment. Less than 1.4% of our revenues for the year ended September 30, 2000 came from these discontinued services. In the year ended September 30, 2001, our revenues were derived primarily from DESKWING services, and we received no revenues from SSOS and only nominal revenues from system development services.

     As a result, reclassifications have been made to the statements of operations data for the year ended September 30, 2000 to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

     In addition, service fees, comprising primarily fees paid to Hikari Tsushin for its services as sales agent prior to the November 2000 termination of our agreement with Hikari Tsushin, have been included in cost of revenues. In previous years, service fees were included under operating expenses. We have reclassified these costs for each of the fiscal years ended September 30, 2000 and 2001 to cost of revenues.

     Following outsourcing to Global Media Online, Inc. (“GMO”) of the administration and maintenance of servers supporting DESKWING and related operations in September 1, 2002, costs for maintenance and other services have been included in cost of revenues. Following the outsourcing of our call center service to Calltoweb, Inc. (“CTW”) in August 1, 2002, costs for call center services have been included in cost of revenues since August 1, 2002.

REVENUE

     Revenue consists primarily of fixed monthly fees paid by our customers to us. Prior to November 1, 2002, the contract for basic DESKWING service required an initial payment of Yen30,000 and a monthly fee of Yen10,000. On November

1, 2002, a New DESKWING plan was introduced. This plan provides several pricing and service alternatives under two service plans, “Type-1” and “Type-2”. The contract for Type-1 provides for an initial payment of Yen10,000 and a monthly fee of Yen10,000. The contract for Type-2 provides for a monthly fee of Yen20,000 and no initial fee. The service alternatives are described in Item 4 under the caption “CORE SERVICE – DESKWING”. We started a new discount plan which began November 1, 2002. Subscribers to either Type-1 or Type-2 DESKWING service plans may be eligible to receive a discount on the following year’s subscription fees, based on the term of their subscription. For example, users may be eligible to receive a 5% discount on the second year’s subscription fees after one year of subscribing, a 10% discount on the third year’s subscription fees after two years of subscribing, and a maximum discount of 25% after five years. Beginning December 1, 2002, we offered a new discount campaign, which waived the initial payment of Yen10,000 for Type-1 DESKWING service. We plan to end this discount campaign at approximately March 21, 2003. Fees for other services vary. Fees for additional services comprised approximately 10% of our revenues for the year ended September 30, 2002. Revenues are recognized on a monthly basis over the contract period, beginning when the subscription fee for the first month is collected. We receive initial contract fees related to the DESKWING hosting services from first-time customers, which are deferred as received and recognized over an estimated service term of 18 months. As of September 30, 2001 and 2002, initial contract fees of Yen9,556 thousand and Yen4,004 thousand ($33 thousand), respectively, were deferred.

     The following table shows, for each of the quarters indicated, the number of newly subscribed DESKWING service customers, the number of customers that terminated our services and the quarter-end number of current customers. Our contract with each customer includes a restriction that the customer cannot terminate the contract during the first year and must provide two-months’ prior notice to terminate.

	YEAR ENDED SEPTEMBER 30,

	2000				2001				2002

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Newly Subscribed	18,024	28,055	15,784	6,480	2,010	321	923	597	235	196	160	90
Cancelled	1,308	3,840	8,879	16,552	10,919	9,691	6,648	4,651	7,759	4,908	3,408	2,999

Quarter-end Balance	38,324	62,539	69,444	59,372	50,463	41,093	35,310	31,257	23,733	19,021	15,773	12,864

COST OF REVENUE

     We include expenses related to DESKWING and its related services either as part of cost of revenue or as part of operating expenses. The principal expense items related to DESKWING and its related services which are accounted for as cost of revenue as they are incurred are as follows:

• Initial and Ongoing Fees for Acquisition and Maintenance of a Domain Name. These fees are payable to the relevant administrator of the domain name registries.

Prior to the introduction of our new DESKWING plan in November 2002, we had paid initial domain name registration costs for our new customers. Initial domain name registration costs were fees paid to register new domain names. We recouped these costs over a period of time from our monthly DESKWING service subscription fees. Since introducing the new DESKWING plan, initial domain name registration fees are charged to and paid by new DESKWING customers instead of by us.

Until March 31, 2001, we paid to Japan Network Information Center (“JPNIC”), Yen5,000 per name for the first year of registration of Japanese attribute domain names, used primarily for Japanese corporations and organizations, represented as “co.jp” and “or.jp”, respectively. In April 2001, this initial fee was reduced to Yen4,762, with annual registration fees of Yen3,500 thereafter. On December 1, 2002 we discontinued our use of JPNIC and began to register Japanese attribute domain names with Japan Registry Service Co., Ltd (“JPRS”). We pay to JPRS an initial Japanese attribute domain name registration fee of Yen3,500, and an annual renewal fee of Yen3,500 thereafter.

We pay Yen3,500 to JPRS for the registration of a Japanese domain name (.jp), used primarily for Japanese domain names. We also pay an annual fee of Yen3,500 for each registered domain name we have obtained after the first year from the registration.

For U.S. domain names, we pay to Verisign $14.50 per top level domain name annually. Prior to November 2001, we paid $70 per name for the first two years, and $35 for each year thereafter.

• Service fees. Prior to November 2000, a service fee was payable to Hikari Tsushin for its services as our sales agent. This service fee was equal to 50% of monthly fees and 10% of fees from additional services. Information on related party transactions is provided in Item 7.A.

• Administrative Expenses for Application Processing. These expenses included expenses we incured in inputting the subscriber’s information in our database, processing and mailing documents to the subscriber and preparing a user’s manual. Since September 2002 in connection with the outsourcing agreement with GMO, these expenses are now included in cost of revenue. .

• Outsourcing Fees.

In September 1, 2002 we outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations and as a result, we pay outsourcing fees to GMO which have been included in cost of revenue since September 1, 2002.

Beginning August 1, 2002 we outsourced to CTW our customer support service for DESKWING and as a result, fees for customer support services have been included in cost of revenue since August 1, 2002. From September 1,

2001 to July 31, 2002, we provided in-house customer support services, and expenses related to such services were included in selling, general and administrative expenses. Effective August 1, 2001, we terminated the contract with Telemarketing Japan, which previously provided our customer support services. The fees for these outsourced services were included in cost of revenue.

• Initial Promotional Fees. Prior to termination of our contract with ITOCHU Technology, Inc. in July 2000, a $30 promotional fee was payable to Hikari Tsushin for each new subscription.

OPERATING EXPENSES

Our operating expenses include the following:

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel expenses associated with our management, sales and administrative functions, office rent for our headquarters, advertising expenses, depreciation and amortization expenses and expenses incurred in connection with in-house customer support.

•	Research and Development Expenses. In order to enhance the functionality of our services and develop new services, research and development expenses are normally incurred. In the past, significant research and development costs incurred related to development of new hosting services, which we discontinued in July 2001. Subsequently, we substantially scaled down our research and development plans. Research and development expenses will increase when we identify appropriate research and development of opportunities to grow our business.

•	Loss on Impairment of Equipment. In the year ended September 30, 2001, a Yen2,111 million loss on impairment of equipment was incurred in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

•	Loss on Impairment of Purchased Intangible Servicing Asset. A Yen3,500 million loss on impairment of purchased intangible servicing asset was recognized in the fiscal year ended September 30, 2001 in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. Upon termination we paid Hikari Tsushin Yen3,500 million based on an independent valuation of the fair value of the expected future net revenues to be received by Hikari Tsushin under the agreement. The expected future revenues were based on pricing terms then in effect with customers and on estimated future cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected and we implemented a 50% reduction in the monthly fee charged for our DESKWING hosting service.

RESULTS OF OPERATIONS

     As an aid to understanding our historical operating results, the following table shows items from our statements of operations for each of the three years ended September 30, 2000, 2001, and 2002 indicated in yen amounts and as percentages of total revenues. Our historical operating results are not necessarily indicative of future performance.

	Year ended September 30,

	2000(1)			2001(2)			2002

	(in thousands, except percentages)
STATEMENTS OF OPERATIONS DATA:
Revenue	Yen	6,728,865	100.0%	Yen	5,311,814	100.0%	Yen	2,945,360	100.0%
Cost of revenue(3)		5,653,051	84.0%		3,391,888	63.9%		636,174	21.6%

Gross profit		1,075,814	16.0%		1,919,926	36.1%		2,309,186	78.4%

Operating expenses(3)		2,079,134	30.9%		9,273,622	174.6%		978,184	33.2%

(Loss) income from operations		(1,003,320)	(14.9)%		(7,353,696)	(138.4)%		1,331,002	45.2%
Other income (expense), net		7,665	.1%		(1,047,112)	(19.7)%		10,542	0.4%

(Loss) income from continuing operations before provision for income taxes		(995,655)	(14.8)%		(8,400,808)	(158.2)%		1,341,544	45.5%
Provision for income taxes		3,800	—		3,800	—		3,800	—

(Loss) income from continuing operations		(999,455)	(14.9)%		(8,404,608)	(158.2)%		1,337,744	45.5%
Loss from operations of discontinued business segments		(542,129)	(8.1)%		(1,164,113)	(21.9)%		—	—

Net (loss) income	Yen	(1,541,584)	(22.9)%	Yen	(9,568,721)	(180.1)%	Yen	1,337,744	45.4%

(1)	Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2)	As a result of the elimination of the “Other Hosting Services” and “Systems Development Services” segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3)	Service fees paid to Hikari Tsushin previously included under operating expenses have been reclassified as part of cost of revenues to conform with the 2001 presentation, and the amount reclassified was Yen3,291,737 thousand for the year ended September 30, 2000.

YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

     REVENUE. Revenue decreased 44.6% from Yen5,312 million in the year ended September 30, 2001 to Yen2,945 million in the year ended September 30, 2002, mainly attributable to a decrease in the number of DESKWING subscribers. Average revenue per subscriber for the three month periods ended June 2001, September 2001 and December 2001 was as follows: Yen8,782 (April to June), Yen7,643 (July to September) and Yen12,488 (October to December). The three-month average revenue per subscriber represents three-month’s revenue from DESKWING and its related services divided by the three month's cumulative subscribers. Three-month’s cumulative subscribers is determined by: (i) subtracting the number of customer cancellations from the number of cumulative subscribers as of the previous month-end, and adding to the result the number of new subscriptions in the current month; and (ii) combining the result for each month in the three month period. The increase in average revenue per subscriber for three months ended December 2001 was primarily attributed to our termination in October 2001 of the DESKWING discount campaign, as announced on February 4, 2002. The DESKWING discount program provided discounts to certain customers who had subscribed to DESKWING for 13 months or longer. In the year ended September 30, 2002, all revenue was generated by DESKWING and its related services. There were 12,864 subscribers as of September 30, 2002, a 58.8% decrease from 31,257 subscribers as of September 30, 2001.

     COST OF REVENUE. Cost of revenue decreased 81.2% to Yen636 million in the year ended September 30, 2002 from Yen3,392 million in the year ended September 30, 2001. This substantial decline was due to factors including a decrease in depreciation expenses of capitalized leased servers resulting from the termination of lease contracts, which was announced by the Company on July 24, 2001, a decline in subscribers, a reduction in full-time personnel and a reduction in the costs of certain operations that had been outsourced including the elimination of Hikari Tsushin’s service fee. In August 2002, we outsourced to CTW our in-house call center for DESKWING, and in September 2002, we outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations. Outsourcing fees incurred as a result of these measures were included in cost of revenue for the fourth quarter of the fiscal year ended September 30, 2002.

     GROSS PROFIT. Gross profit increased 20.3% from Yen1,920 million in the year ended September 30, 2001 to Yen2,309 million in the year ended September 30, 2002, reflecting a decrease in cost of revenue. Gross profit margin increased from 36.1% in the year ended September 30, 2001 to 78.4% in the year ended September 30, 2002. Gross profit and gross profit margin both increased due to a substantial decline in cost of revenue.

     OPERATING EXPENSES. Operating expenses for the year ended September 30, 2002 decreased by 89.5% from Yen9,274 million in the year ended September 30, 2001 to Yen978 million. This decrease in operating expenses was due primarily to a reduction in research and development, selling, general and administrative expenses, the recognition of loss on impairment of purchased intangible servicing asset in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin, and the recognition of loss on impairment of equipment in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

     Selling, general and administrative expenses decreased by 53.0% to Yen806 million in the year ended September 30, 2002 from Yen1,714 million in the year ended September 30, 2001. The decrease was mainly due to a reduction in the costs of certain operations that had been outsourced and a reduction in full-time personnel. The decrease was less than it would otherwise have been due to the expenses incurred in defending the lawsuit described below under “LITIGATION”.

     As a result of increases in cancellations by subscribers, in the year ended September 30, 2001 we recognized a loss on impairment of purchased intangible service assets of Yen3,500 million in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. We also recognized a loss on impairment of equipment of Yen2,111 million in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

     INCOME (LOSS) FROM OPERATIONS. As a result of factors mentioned above, we had operating income of Yen1,331 million for the year ended September 30, 2002 compared to an operating loss of Yen7,354 million for the year ended September 30, 2001.

     OTHER INCOME (EXPENSES), NET. Other income, net for the year ended September 30, 2002 was Yen11 million, compared with other expenses, net of Yen1,047 million for the year ended September 30, 2001. This large change resulted from loss on devaluation of investment in an affiliate and loss on sale and write-off of investments realized in the year 2001 and interest expense incurred in the year 2001 related to the substantial capital lease obligation, which terminated in July 2001. The substantial decrease in interest income in the year ended September 30, 2002 from the year ended September 30, 2001 was mainly due to lower interest rates and substantially decreased interest income from loans.

     INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Income from continuing operations before provision for income taxes rose to Yen1,342 million for the year ended September 30, 2002 compared with a loss from continuing operations before provision for income taxes of Yen8,401 million for the year ended September 30, 2001.

     PROVISIONS FOR INCOME TAXES. Since the inception of our company, we incurred net losses for both financial accounting reporting and Japanese tax purposes until the year of 2001 and have not recognized any tax provision except Yen3.8 million of per-capita tax for each year. For the year ended September 30, 2002, even though we earned net income of Yen1,342 million for financial accounting purposes, we incurred net loss of Yen 1,649 million for Japanese tax purposes and, therefore, Yen3.8 million of per-capita tax was provided for income tax for the year of 2002. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets.

     LOSS FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Loss recorded from operations of discontinued business segments was Yen1,164 million for the year ended September 30, 2001. There was no similar reportable item for the year ended September 30, 2002.

     NET INCOME (LOSS). As a result of the above factors, net income increased to Yen1,338 million in the year ended

September 30, 2002 from a net loss of Yen9,569 million in the year ended September 30, 2001.

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

     COST OF REVENUE. Cost of revenue decreased 40.0% from Yen5,653 million in the year ended September 30, 2000 to Yen3,392 million in the year ended September 30, 2001. Cost of revenue decreased as a result of the decrease in costs due to the decrease in DESKWING subscribers and lower service fees paid to Hikari Tsushin. Service fees paid to related parties decreased by 80.0% to Yen657 million in the year ended September 30, 2001 from Yen3,292 million in the year ended September 30, 2000 due to the termination of our contract with Hikari Tsushin.

     GROSS PROFIT. Gross profit increased 78.5% from Yen1,076 million in the year ended September 30, 2000 to Yen1,920 million in the year ended September 30, 2001, reflecting a decrease in cost of revenue. Gross profit margin increased from 16.0% in the year ended September 30, 2000 to 36.1% in the year ended September 30, 2001.

     OPERATING EXPENSES. Operating expenses for the year ended September 30, 2001 increased by 346.0% from Yen2,079 million in the year ended September 30, 2000, to Yen9,274 million. The increase reflected an increase in selling, general and administrative expenses, as a result of increases in employment costs and commission fees, as well as the recognition of impairment of servers and other equipment and intangibles in connection with our ongoing restructuring.

     Selling, general and administrative expenses increased by 85.3% to Yen1,714 million in the year ended September 30, 2001 from Yen925 million in the year ended September 30, 2000.

     As a result of increases in cancellations by subscribers, we recognized a loss on impairment of purchased intangible service assets of Yen3,500 million in connection with the termination of our marketing agreement with Hikari Tsushin. We also recognized a loss on impairment of equipment of Yen2,111 million relating to the termination of our contract with IBJ Leasing Co., Ltd. for leasing of servers and related equipment.

     LOSS FROM OPERATIONS. Operating loss of Yen7,354 million in the year ended September 30, 2001 increased from operating loss of Yen1,003 million for the year ended September 30, 2000, primarily due to the recognition of an impairment for intangible assets acquired from Hikari Tsushin in connection with the termination of the marketing agreement and the impairment of equipment.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net in the year ended September 30, 2001 decreased to Yen1,047 million in net expense from net income of Yen8 million in the year ended September 30, 2000. This decrease was primarily due to a loss on devaluation of investments in Intranet K.K., loss on sale of MCC Holdings shares and interest expense incurred related to the substantial capital lease obligation for servers terminated in July 2001.

     LOSS FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes increased to Yen8,401 million for the year ended September 30, 2001 from Yen996 million for the year ended September 30, 2000.

     PROVISIONS FOR INCOME TAXES. Since the inception of our company, we have incurred net losses for both financial accounting reporting and Japanese tax purposes and, therefore, we have not provided any income tax except Yen3.8 million of per-capita tax for the years of 2000 and 2001. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets.

     LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased to Yen8,405 million for the year ended September 30, 2001 from Yen999 million for the year ended September 30, 2000.

     GAIN (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS SEGMENTS. Loss from operations of discontinued business segments increased to Yen1,164 million for the year ended September 30, 2001 from Yen542 million for the year ended September 30, 2000.

     NET LOSS. As a result of these factors, net loss increased to Yen9,569 million in the year ended September 30, 2001 from a net loss of Yen1,542 million in the year ended September 30, 2000.

B.	LIQUIDITY AND CAPITAL RESOURCES.

     Our principal capital and liquidity needs have typically been for working capital relating to our DESKWING business, and, in the past, for research and development activities. We have met these needs primarily from issuances of our shares.

     We expect that our future principal capital and liquidity needs will be for working capital for marketing our services and for any expansion of our services. We also expect that future capital and liquidity needs for defending the class action litigation filed against us in the United States in September 2000 may increase. We incurred Yen150 million in legal costs through September 30, 2001 and an additional Yen24 million in legal costs during the year ended September 30, 2002 as a result of this litigation, and we expect to continue to incur legal costs relating to our defense of this litigation in the future. A summary of our cash flows is as follows:

	Year ended September 30,

	2000		2001		2002		2002

	(in thousands)
Net cash provided by (used in) operating activities	Yen	(1,207,125)	Yen	(5,506,783)	Yen	1,777,463	$14,601
Net cash provided by (used in) investing activities		(566,543)		(1,592,709)		203,303	1,670
Net cash provided by (used in) financing activities		20,610,909		(1,488,320)		2,111	17
Net increase (decrease) in cash equivalents		18,837,241		(8,587,812)		1,982,877	16,288

CASH FLOWS FOR YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

     We incurred net losses of Yen9,569 million for the year ended September 30, 2001, and earned net income of Yen1,338 million for the year ended September 30, 2002.

     Net cash used in operating activities was Yen5,507 million for the year ended September 30, 2001, and net cash provided by operating activities was Yen1,777 million for the year ended September 30, 2002. A large increase in net cash provided by operating activities during the current fiscal year was the result of having net income of Yen1,338 million in 2002 compared to a net loss of Yen9,569 million in 2001.

     Net cash used in investing activities was Yen1,593 million for the year ended September 30, 2001, and net cash provided by investing activities was Yen203 million for the year ended September 30, 2002. Cash provided by investing activities in the year ended September 30, 2002, consisted primarily of the proceeds from sale of investment in an affiliate (IKK) and the proceeds from sale of investment in equity securities of Commerce Center Inc.

     Net cash used in financing activities was Yen1,488 million for the year ended September 30, 2001 and net cash provided by financing activities was Yen2 million in the year ended September 30, 2002. Cash used in financing activities for the year ended September 30, 2001 consisted primarily of payments on capital leases of Yen2,414 million, while cash provided from financing activities for the year ended September 30, 2002 consisted primarily of the exercise of stock options.

     We currently do not have outstanding short-term or long-term borrowings with banks or other financial institutions. We currently do not have any plans to seek additional debt or equity financing. We do not have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that our current cash levels will be adequate to meet all of our anticipated obligations and capital expenditure requirements through the year ending September 30, 2003.

     Our total capital lease obligations were Yen342 thousand as of September 30, 2001, and Yen203 thousand as of September 30, 2002.

     We had rent expense under operating leases of Yen17.5 million for the year ended September 30, 2002 and are committed to Yen 14.6 million and Yen2.1 million in the fiscal years ended September 30, 2003 and 2004, respectively.

     CASH FLOWS FOR YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO YEAR ENDED SEPTEMBER 30, 2000

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

     Net cash used in investing activities was Yen567 million for the year ended September 30, 2000 and Yen1,593 million for the year ended September 30, 2001. Cash used in investing activities for the year ended September 30, 2001 consisted primarily of a Yen600 million investment in Intranets K.K., Yen542 million payment for purchase of equipment, and a Yen254 million investment in a debt instruments to IB Web, Inc. and MCC Holdings, Ltd.

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

RESEARCH AND DEVELOPMENT

     In order to enhance our services and develop new businesses, research and development expenses are normally incurred. In the past, significant research and development costs incurred related to research and development of new hosting services, which was discontinued in July 2001. Subsequently, we substantially scaled down our research and development plans and research and development costs for the recent fiscal years are as follows: Yen945 million, Yen1,015 million and Yen51 million in the years ended September 30, 2000, 2001 and 2002, respectively. During the year ending September 30, 2003, we are proposing to offer a new service plan and several various support services for small and medium-sized enterprises, such as enterprise resource planning software and customized Web design software. We expect that research and development costs in the year of 2003 will mainly consist of software development expenses and marketing research expenses in connection with development of new businesses. While we expect expenditures on research and development activities to decrease in the immediate future, such expenditures might increase in the future as new services develop or our business expands.

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

     Among the factors that influence the future profitability of our operations, we believe that the following are significant and subject to substantial uncertainties:

     THE SIZE OF OUR DESKWING SERVICE CUSTOMER BASE. The size of our DESKWING service customer base fundamentally determines our revenues. The size of our DESKWING service customer base is affected by our ability to attract new customers and retain existing ones as well as by changes in the size of the market for e-mail hosting and related services for small and medium-sized enterprises. We had 12,864 DESKWING subscribers as of September 30, 2002, and 10,716 subscribers as of December 31, 2002. We expect the number of subscribers to continue declining at least through the year ending September 30, 2003 and potentially beyond. We are currently focusing primarily upon customer retention, rather than obtaining new customers. We believe continued losses of customers result from, among other factors, competition from competitors offering comparable services at lower prices or offering services targeting our market, dissatisfaction with our customer support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general. Furthermore, revenue per subscriber in October 2002 was 13,302, down 8.8 % from 12,130 in December 2002 due to the introduction of the new DESKWING service plans and the new discount plan. Monthly revenue per subscriber represents monthly revenue divided by cumulative subscribers at month-end. Cumulative subscribers is determined by subtracting the number of customer cancellations from the number of cumulative subscribers as of the previous month-end, and adding to the result the number of new subscribers in the current month.

     CUSTOMER ACQUISITION COSTS. Currently, we are focusing on customer retention and overall customer acquisition costs are not increasing. Customer acquisition costs may affect revenue growth unless we can control these costs or successfully implement other businesses. We are exploring other possibilities for customer acquisition such as the use of sales agents and franchising, which would allow us to benefit from increases in the number of customers without bearing all of costs of customer acquisition. In order to do so, we may consider the possibility of entering into arrangements with Hikari Tsushin and companies affiliated with it.

     OUTSOURCING PART OF DESKWING OPERATION TO GLOBAL MEDIA ONLINE INC. AND CALLTOWEB, INC. We outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations on September 1, 2002, and outsourced to CTW, a subsidiary of Hikari Tsushin, the in-house call center services on August 1, 2002. As a result, we have been paying outsourcing fees to GMO and CTW for these operations. These outsourcing agreements may help to contain costs even if the number of DESKWING subscribers were to continue to decline at present rates.

     STARTING NEW BUSINESSES. We are considering the possibility of providing a wide variety of products and services for small and medium-sized enterprises in Japan in an attempt to increase our profitability and to stabilize our operations. We have been carrying out test marketing for new services, some of which are not related to DESKWING. For instance, we began to introduce software for small and medium-sized enterprises in February 2003, and we will begin to purchase internet advertising space and to market this space together with affiliates of Hikari Tsushin, Inc. in early April 2003. We propose to increase our participation in this market by identifying the needs of small and medium-sized enterprises’ which we might be able to meet.

     THE LEVELS OF FEES WE CHARGE FOR OUR DESKWING AND RELATED SERVICES. Competition in the e-mail hosting market has created pressure to reduce pricing on our DESKWING service. In an attempt to reduce potential cancellations of long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who continued to subscribe to DESKWING for a period of 13 months or longer. However, in October 2001, we discontinued the campaign because the discounted price was below cost and did not stem the decline in DESKWING subscription cancellations. We introduced two new DESKWING service plans on November 1, 2002 that allow subscribers to pay either: (i) Yen10,000 as an initial introduction fee and Yen10,000 as a monthly fee, or (ii) to pay Yen20,000 as a monthly fee with no introductory fee. Our new discount plan provides a discount, ranging from 5% to 25%, to subscribers who subscribe to our services for over one year. On December 1, 2002, we offered a new discount campaign which waived the initial payment of Yen10,000 of Type-1 DESKWING service. We plan to end this discount campaign on approximately March 21, 2003.

LITIGATION

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

     On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations in our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

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

     On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel moved for reconsideration of the court’s decision and for the appointment of a different lead counsel.

     By order of the court dated June 4, 2002, the motion for reconsideration was granted and the Cheng group were appointed as lead plaintiffs and the firm of Shalov, Stone and Bonner and the firm of Milberg, Weiss, Hynes Bershad & Lerach were appointed co-lead counsel in the action. On July 19, 2002, plaintiffs served and filed a Consolidated Amended Class Action Complaint, which contains allegations substantially similar to the original complaint and also includes additional allegations. The additional allegations, in substance, assert additional material omissions from the Prospectus to the effect that at the time of the offering, Hikari Tsushin sales agents were engaged in inappropriate sales and marketing activities and that such omissions rendered false certain statements in the Prospectus. On October 4, 2002, we and each of the other defendants, moved to dismiss the action for failure to state a claim upon which relief can be granted under Rule 12(b)(6) of the Federal Rules of Civil Procedure. The plaintiffs responded to the motion to dismiss on November 15, 2002, and we filed a reply on December 9, 2002. It is not possible to predict when a decision will be issued by the Court., but we do not expect a decision for at least 90 days or longer.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	DIRECTORS AND SENIOR MANAGEMENT.

     The following table provides information about our directors, executive officers and statutory auditors.

MONTH IN WHICH
NAME	POSITION	DATE OF BIRTH	CURRENT TERM EXPIRES

Kazuhiko Muraki	Representative Director,	January 15, 1977	June 2003
President and Chief Executive Officer

Masaaki Shimamura	Director	January 5, 1969	June 2003

Fumio Komatsubara	Director, and Chief Financial Officer	June 19, 1966	June 2003

Kazuhiko Yabe	Statutory Auditor	May 27, 1963	December 2003

Koichi Kawai	Statutory Auditor	February 10, 1971	December 2003

Junji Tsuge	Statutory Auditor	December 4, 1975	December 2003

Shunji Harane	Statutory Auditor	December 28, 1966	December 2003

     KAZUHIKO MURAKI became the president and representative director of the Company in June 2002. He has served as executive vice president and director of Five Any, Inc., and director of First Charge, Inc. since 2001. Five Any, Inc and First Charge, Inc. are affiliates of Hikari Tsushin, Inc. He has served as the president and representative director of GIAO Co., Ltd. since 2002. He worked three years at Hikari Tsushin, Inc. and became General Manager of Hikari’s Mobile Business Headquarters in 2000.

     MASAAKI SHIMAMURA became a director of the Company in June 2002. He worked for CalltoWeb, Inc. (an affiliate of Hikari Tsushin, Inc.) for two and one-half years and became General Manager of CTW’s Operations Planning Department in November 2000.

     FUMIO KOMATSUBARA became our chief financial officer and a director in June 2002. His past experience includes seven years at Daiwa Securities Co., Ltd. and two and one-half years at Hikari Tsushin, Inc.

     KAZUHIKO YABE became a statutory auditor for the Company in June 2001. His experience includes over two years at Aoyama Audit Corporation (currently PricewaterhouseCoopers), seven years at Nihon Tetra Pak K.K., two years at Konami Corporation, one and one-half years at Hikari Tsushin, Inc.

     JUNJI TSUGE became a statutory auditor for the Company in June 2001. He currently serves as statutory auditor of affiliates of Hikari Tsushin, Inc., including Fishing Vision Co. Ltd., Five Any, Inc., GIAO Co., Ltd. and Best Partner KK. He also serves as director of affiliates of Hikari Tsushin, Inc., which are Business Partner K.K. and Direct Japan, Inc. and has been an employee of Hikari Tsushin since April 1999.

     SHUNJI HARANE became a statutory auditor for the Company in December 2001. He has been a certified public accountant since 1996, having worked at Tohmatsu & Co. for three and a one-half years and Nikko Securities Co., Ltd. for one year. He currently operates his own private certified public accounting office.

     KOICHI KAWAI became a statutory auditor for the Company in July 2002. He has been a registered Licensed Tax

Accountant since 1999. He worked at Hikari Tsushin for approximately one and one-half years, and he left Hikari Tsushin in July 2001. He currently operates his own private tax accounting office.

     As announced in our press release as of June 20, 2001, Messrs. Kazuhiko Yabe and Junji Tsuge were nominated by Hikari Tsushin and approved at the extraordinary meeting of shareholders on June 20, 2001.

B.	COMPENSATION.

     For the year ended September 30, 2002, the aggregate compensation paid by the Company to all our directors and statutory auditors was approximately Yen57.8 million.

C.	BOARD PRACTICES.

DIRECTORS

     Directors are elected at a general meeting of shareholders, and the term of office of directors under our articles of incorporation expires at the close of the general meeting of shareholders first held five months from their assumption of office, although they may serve any number of consecutive terms. As is standard practice in Japan, we do not have an audit or remuneration committee. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.

STATUTORY AUDITORS

In accordance with the requirements of Japanese law and our articles of incorporation, we must have at least three, but not more than six Statutory Auditors. Statutory Auditors, of whom at least one must be from outside of the Company, are elected at a general meeting of shareholders. The terms of office of Statutory Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within three years (in the case of Statutory Auditors elected at an Ordinary General Meeting of Shareholders held with respect to the first closing of accounts of the financial year ending on and after May 1, 2002, four years) after their assumption of office. The term of office for a Statutory Auditor who replaces an acting Statutory Auditor in mid-term is equal to the term remaining in the acting Statutory Auditor’s term. Statutory Auditors may serve any number of consecutive terms. Each Statutory Auditor has a statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the Directors’ administration of Company affairs. Statutory Auditors are required to attend meetings of the Board of Directors but are not entitled to vote. Under the “Law concerning special Measures to the Commercial Code with respect to Audit”, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may separately note his or her opinion in the audit report if it is different from the opinion of the Board of Statutory Auditors that is expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by the Statutory Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties.

D.	EMPLOYEES.

The following table shows the number of our full-time, temporary and part-time employees:

	As of September 30,

	2000	2001	2002

Full-time	117	74	27
Temporary or Part-time	50	34	16

Total	167	108	43

Note: Figures for 2002 exclude 5 employees who had been assigned to work for us but who were still employed (“seconded”) by Hikari Tsushin to the Company.

     Number of temporary or part-time employees is based on the average number of temporary or part-time employees during each fiscal year.

     Of the 27 full-time employees at September 30, 2002, 8 were in administrative positions, and 19 were in operating positions, including administrative, marketing and product development positions. As of September 30, 2002, of the 19 employees in operating positions, 14 had been seconded to GMO, 5 had been seconded to CTW and 2 had been seconded to Hikari Tsushin and its affiliate. Of the 74 full-time employees at September 30, 2001, 12 were in administrative positions, 9 were in business development positions, and 53 were in hosting service support positions, consisting primarily of support positions, customer contract positions, product and planning development positions, and customer billing positions. Of the 117 full-time employees at September 30, 2000, 18 were in administrative positions, 10 were in sales and marketing positions, 42 were in technical positions, 42 were in service positions and 5 were in business development positions.

E.	SHARE OWNERSHIP.

     None of our present directors, executive officers or statutory auditors beneficially owned any shares of our common stock as of September 30, 2002.

     Under the provisions of the Commercial Code of Japan then in effect, we amended our articles of incorporation to allow us to adopt a warrant option plan. In addition, special resolutions of shareholders at the shareholders’ meetings were adopted to grant warrant options. The special resolution authorized us to grant warrant options provided the details of such warrants were recorded and made available for viewing by shareholders and creditors at Company.

     We also issued warrants to our past directors at a time when they served as directors. This was accomplished by issuing bonds to financial institutions with detachable warrants. The warrants were repurchased immediately after issuance and then granted to certain persons who were then serving as our directors as a part of their remuneration.

     With the revision of the Commercial Code of Japan in 2001 we deleted the amendment from our articles of incorporation which allowed us to adopt the warrants or options described above. However, under the revised Commercial Code of Japan, without amending the articles of incorporation, we may grant subscription rights and warrants subject to the approval of the Board of Directors. Such subscription rights and warrants may not be granted on conditions unfavorable to our shareholders.

     At September 30, 2002, outstanding options or warrants to purchase a total of 684 shares were exercisable at weighted average exercise prices per share of Yen2.5 million.

     The options or warrants outstanding and currently exercisable by exercise price at September 30, 2002 were as follows (whole amount):

		Options/Warrants Outstanding				Options/Warrants Exercisable

			Weighted Average Remaining				Weighted
Exercise		Number	Contractual Life	Weighted Average		Number	Average
Prices		Outstanding	(in year)	Exercise Price		Exercisable	Exercise Price

Yen	400,000	11	5.2	Yen	400,000	—	Yen	—
	2,500,000	675	4.0		2,500,000	675		2,500,000
	3,776,250	9	4.7		3,776,250	9		3,776,250

		695	4.0		2,483,290	684		2,516,793

     Of the options and warrants outstanding described above, 675 options or warrants are held by Isao Matsushima who formerly served as representative director of the Company. No options or warrants are held by persons who currently serve as directors, executive officers or statutory auditors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of September 30, 2002. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in Item 10.B any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the U.S. Securities and Exchange Commission.

	SEPTEMBER 30, 2002

NAME OF BENEFICIAL OWNER	NUMBER	PERCENTAGE

Hikari Tsushin Inc. (1)	6,869	66.96
MAC Japan Active Shareholder Fund L.P. (2)	1,571	15.31
Hikari Tsushin Partners L.P. (3)	600	5.85
Directors and executive officers as a group	0	0

(1)	If the shares held by Hikari Tsushin Partners, L.P. and separately identified in this table are included, Hikari Tsushin directly or indirectly controlled 7,469 shares or 72.81% of our common stock as of September 30, 2002.

(2)	MAC Japan Active Shareholder Fund L.P. is a private equity fund established in the Cayman Islands. The fund is not related to Hikari Tsushin, Inc. or us.

(3)	Hikari Tsushin Partners, L.P. is a private equity fund established in the Cayman Islands. A wholly-owned subsidiary of Hikari Tsushin, Inc. is the general partner of the fund as well as an investor in the fund.

     Before a public tender offer of Hikari Tsushin was made to purchase our shares, Hikari Tsushin owned 40.8% of our outstanding shares. As a result of a public tender offer in Japan for our shares by Hikari Tsushin from September 5 to 25, 2001, Hikari Tsushin’s shareholdings increased to 6,869 shares, representing 67.02% of our outstanding shares as of September 30, 2001.

     During our fiscal year ended September 30, 2002, MAC Japan Active Shareholder Fund L.P. increased shareholdings to 1,571 shares, representing 15.31% of our outstanding shares as of September 30, 2002. Prior to October 1, 2001, MAC Japan Active Shareholder Fund L.P. owned less than 5% of our outstanding shares.

     Hikari Tsushin Partners L.P. held 600 shares, representing 5.9% of our outstanding shares as of September 30, 2002.

     Our ADSs are traded only on the Nasdaq National Market. Our common stock is listed on the Mothers market of the Tokyo Stock Exchange. As of September 30, 2002, of the 10,258 shares of common stock outstanding, 448 shares were held in the form of ADSs, which at the then applicable conversion ratio was equal to 224,000 ADSs. As of November 21, 2000, the conversion ratio was changed from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock and consequently the 9,225,000 outstanding ADSs were redenominated as 922,500 ADSs. The 448 shares of common stock underlying the 224,000 ADSs outstanding as of September 30, 2002 were held by Hero & Company, a subsidiary of the depositary for our ADSs, for the account of the ultimate beneficial owners of the ADSs.

     Our major shareholders have the same voting rights as other holders of our common stock. Hikari Tsushin directly or indirectly controls 72.81% of our shares and we are accordingly subject to control by Hikari Tsushin. We now know of no current arrangements the operation of which may at a later time result in a change of control of us.

B. RELATED PARTY TRANSACTIONS.

     Since September 30, 1999, except as described below, there have been no material transactions between us and our directors, officers, corporate auditors or their respective family members or enterprises over which they can exert significant influence.

     TRANSACTIONS BETWEEN US AND OUR PRINCIPAL SHAREHOLDERS, SUBSIDIARIES AND AFFILIATES

     We entered into a marketing agreement with Hikari Tsushin in February, 2000, a related party owning a 40.4%, 67.0% and 66.96% interest in us as of September 30, 2000, 2001 and 2002 respectively. Pursuant to the marketing agreement, Hikari Tsushin marketed DESKWING and related services, processed applications for service subscriptions, collected fees on behalf of us and provided certain DESKWING customer support services. In exchange for providing these services, Hikari Tsushin was entitled to a monthly commission based on fifty percent of the DESKWING monthly subscription fee. At the end of the month, Hikari Tsushin remitted fees collected on behalf of us net of commissions earned. These services fees have been reflected as a component of cost of revenue in the statements of operations.

     We cancelled the foregoing agreement with Hikari Tsushin under a termination agreement in November 1, 2000 and we paid Yen3.5 billion to Hikari Tsushin in connection with the termination of the marketing agreement on November 6, 2000. The amount of the payment to Hikari Tsushin was determined by us in consultation with independent professionals who assessed the value to us of the termination agreement and the transfer of Hikari Tsushin’s interest in the DESKWING subscriber base. Under the termination agreement:

•	We received sole rights to the revenue stream from DESKWING subscribers and are no longer required to make payments to Hikari Tsushin in connection with those subscribers;

•	Hikari Tsushin transferred to us all rights and information relating to the DESKWING subscriber base;

•	We became able to begin providing services directly to DESKWING subscribers and collecting subscription fees directly from subscribers; and

•	We retained the right to use the Hitmail service mark, though we have since rebranded the Hitmail Service as DESKWING.

     Also, to promote Hikari Tsushin’s marketing of our services, we paid Hikari Tsushin the entire amount of the incentive discount that we received from ITOCHU Technology, Inc. for each new customer in excess of a stated minimum number that subscribed to our services. This arrangement was terminated as of June 2000.

During the fiscal years ended September 30, 2000 and 2001, we had related party transactions only with Hikari Tsushin as described above. Following the fiscal year ended September 30, 2001, we have engaged in related party transactions with four subsidiaries of Hikari Tsushin and with Hikari Tsushin. These related party transactions include, but are not limited to, the sales of equipment to Hikari Tsushin, a deposit paid to Hikari Tsushin and its affiliate in connection with the re-location of our office in December 2001, rent expenses paid to Hikari Tsushin and its affiliate in connection with renting the office owned by Hikari Tsushin and paid to its affiliate due to a sub-lease, outsourcing fees to CTW in connection with outsourcing call-center operations, and payment for seconded employees. Information concerning the amounts involved in these related party transactions has been included below.

     Account balances and transactions with Hikari Tsushin and its subsidiaries as of September 30, 2000, 2001 and 2002 are as follows (in thousands):

		September 30,
				September 30,
	2000	2001	2002	2002

Accounts balances:
Accounts receivable	¥14,016	¥—	¥21,436	$176
Deposits paid	—	—	24,751	203
Accounts payable	30,366	6,964	9,110	75
Transactions
Service revenue	11,540	—	9,069	74
Sale of equipment	—	—	15,326	126
Compensation received	—	—	5,418	45
Service fee payment	3,291,737	656,949	14,689	121
Sales promotion expenses	204,209	—	—	—
Rent expense	—	—	33,394	274
Purchase of equipment	4,300	—	2,483	20
Termination fee payment	—	3,500,000	—	—
Compensation expenses	—	10,607	27,722	278
Utility expenses	—	—	4,076	33
Moving expenses	—	—	7,094	58
Other expenses	1,067	—	4,460	36

C. INTEREST OF EXPERTS AND COUNSEL.

     Not applicable

ITEM 8. FINANCIAL INFORMATION.

The information required by this item has been provided beginning on page F-1.

ITEM 9. THE OFFER AND LISTING.

     ADSs representing our common stock have been quoted on the Nasdaq National Market since March 8, 2000 and our common stock has been listed on the Mothers market of the Tokyo Stock Exchange since March 10, 2000.

     The price history of our common stock and ADSs is reflected in the table below:

	MOTHERS(YEN)		NASDAQ($)(1)

	HIGH	LOW	HIGH	LOW

YEAR ENDED/ENDING SEPTEMBER 30, 2000(2)	32,800,000	2,100,000	166.00	3.25
2001	1,420,000	351,000	13.55	1.13
Quarter ended December 31, 2000	1,420,000	351,000	13.50	1.13
Quarter ended March 31, 2001	909,000	395,000	16.25	6.75
Quarter ended June 30, 2001	890,000	466,000	11.39	5.31
Quarter ended September 30, 2001	833,000	415,000	13.55	6.54
2002	850,000	443,000	11.49	7.04
Quarter ended December 31, 2001	710,000	471,000	11.49	7.45
Quarter ended March 31, 2002	650,000	530,000	9.36	7.04
Quarter ended June 30, 2002	600,000	443,000	9.32	7.35
Quarter ended September 30, 2002	850,000	500,000	13.96	7.90
2003 (through February 28)
Quarter ended December 31, 2002	792,000	630,000	12.67	10.00
Quarter ended March 31, 2003 (through February 28, 2003)	710,000	650,000	12.00	10.20
CALENDAR YEAR 2002
September	850,000	691,000	13.75	12.50

	MOTHERS(YEN)		NASDAQ($)(1)

	HIGH	LOW	HIGH	LOW

October	792,000	700,000	12.67	10.20
November	720,000	680,000	11.00	10.01
December	700,000	630,000	10.98	10.00
CALENDAR YEAR 2003
January	701,000	650,000	11.80	10.20
February	710,000	700,000	12.00	10.55

(1)	Nasdaq Share price information has been retroactively adjusted to reflect the November 21, 2000 change in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock.

(2)	Since our initial public offering in March 2000.

     For information concerning a temporary trading halt in our ADSs in 2001, see Item 4.A. “History and Development of the Company.”

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

     Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

     CORPORATE OBJECTS AND PURPOSES IN OUR ARTICLES OF INCORPORATION

     Article 2 of our articles of incorporation states our corporate objectives and purposes, which include:

•	Data gathering, analyzing, processing and providing by use of computer telecommunications networks and the internet;

•	Research and development related to data processing, and development, production, sale and technical guidance of and consulting service for software and hardware;

•	Development, manufacture, sale and technical guidance of and consulting service for computers and peripheral equipment;

•	Analyzing and designing computer systems;

•	Training computer operating staff;

•	Advertising-related business, and planning for and operation of promotional gatherings and events;

•	Planning for and production of commercial and industrial designs;

•	Photographing;

•	Publishing, production and sale of books and magazines;

•	Mail order sales;

•	Provision of goods information on consignment from mail order dealers, acceptance of orders and delivery of goods;

•	Electric and telecommunications works;

•	Contracting for maintenance for electric and telecommunications facilities;

•	Manufacture of, maintenance for, purchase, sale, rental, lease, import and export of systems and software for electric and telecommunications equipment and telecommunications;

•	Planning, development, maintenance, consulting, education for and sale of telecommunications network systems;

•	Contracting for surveys and researches of telecommunications, computers and the internet;

•	Agency and mediation service concerning subscription for telecommunication service and broadcasting service;

•	Planning and designing for data communications systems, and introduction of and guidance for operational management thereof and agent business therefor;

•	Sale, lease, installation and maintenance of office automation equipment, annexed equipment, annexed material, office equipment and office-use products;

•	Market research and marketing research services;

•	Consulting service concerning general management; and

•	Any and all businesses incidental to each of the preceding items.

     PROVISIONS REGARDING DIRECTORS.

     There is no provision in our articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but the Commercial Code of Japan provides that an interested director is required to refrain from voting on these matters at board of directors meetings.

     The Commercial Code of Japan as well as our articles of incorporation provide that the compensation for directors is to be determined at a general meeting of shareholders of a company. Within the limit approved by the shareholders’ meeting, the board of directors will determine the amount of compensation for each director. The board of directors may, by resolution, leave such decision to the president’s discretion.

     The Commercial Code of Japan provides that a significant loan from a third party to a company should be approved by the board of directors. Our regulations of the board of directors have adopted this policy.

     There is no mandatory retirement age for directors under the Commercial Code of Japan or our articles of incorporation.

     There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a director under the Commercial Code of Japan or our articles of incorporation.

     RIGHTS OF HOLDERS OF ADSS.

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F-1 Registration Statement (File No.333-11448), declared effective on March 3, 2000, as amended, or the copy thereof attached hereto as Exhibit 10.1, incorporated herein by reference.

     RIGHTS OF SHAREHOLDERS OF OUR COMMON STOCK.

     Our common stock is the only class of shares we have issued. Rights of shareholders of our common stock under the Commercial Code of Japan and our articles of incorporation include:

•	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

•	the right to receive interim dividends as provided for in our articles of incorporation, with this right lapsing three full years after the due date for payment according to a provision in our articles of incorporation;

•	the right to vote at a shareholder’s meeting (cumulative voting is not allowed under our articles of incorporation);

•	the right to receive surplus in the event of liquidation; and

•	the right to require us to purchase shares when a shareholder opposes: (1) the transfer of all or a material part of the business, (2) an amendment of our articles of incorporation to establish a restriction on share transfer, (3) exchange of stock for stock in a company in existence or to be newly incorporated, (4) corporate separation, or (5) a merger or consolidation.

     The Commercial Code of Japan provides additional specific rights for shareholders owning a substantial number of shares.

     Shareholders holding 10% or more of the outstanding shares with voting rights have the right to apply to a court of competent jurisdiction, or competent court for:

•	dissolution, and

•	commencement of reorganization proceedings as provided for in the Company Reorganization Law of Japan.

     Shareholders who have held 3% or more of the outstanding shares with voting rights for six months or more have the right to:

•	demand the convening of a general meeting of shareholders,

•	apply to a competent court for removal of a director or statutory auditor,

•	apply to a competent court for removal of a liquidator,

•	apply to a competent court for reorganization of the company, and

•	apply to a competent court for an order to inspect our business and assets in a special liquidation proceeding.

     Shareholders holding 3% or more of the outstanding shares with voting rights have the right to:

•	examine our accounting books and documents and make copies of them,

•	apply to a competent court for permission to examine accounting books and documents of a subsidiary and make copies of them, and

•	appointment of an inspector to inspect our operation or financial condition.

     Shareholders who have held 1% or more of the outstanding shares with voting rights for six months or more have the right to:

•	demand that certain matters be made agenda items at a general meeting of shareholders, and

•	apply to a competent court for appointment of an inspector to review the correctness of the convocation and voting procedures of general meeting of shareholders.

     Shareholders who have held 300 voting rights for six months or more have the right to demand that certain matters be made agenda items at a general meeting of shareholders.

     Shareholders who have held any number of shares for six months or more have the right to demand:

•	us to institute an action to enforce the liability of one of our directors or statutory auditors,

•	us to institute an action to recover from a recipient the benefit of a proprietary nature given in relation to exercising the right of a shareholder, and

•	a director on our behalf for the cessation of an illegal or ultra vires action.

     There is no provision under the Commercial Code of Japan or our articles with regards to any sinking fund.

     There is no provision under the Commercial Code of Japan or our articles which requires shareholders to make additional contributions when requested by us.

     Under the Commercial Code of Japan, in order to change the rights of stockholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Such an amendment must be approved by two thirds or more of the votes represented by the shares present at a meeting of shareholders at which a quorum of shareholders having a majority of outstanding shares with voting rights are present.

     Annual general meetings and extraordinary general meetings of shareholders are convened by a representative director based on the determination to convene it by the board of directors. Shareholders having held 3% or more of the outstanding shares with voting rights for six months or more are entitled to demand the board of directors to convene a shareholders’ meeting under the Commercial Code of Japan. Under our articles of incorporation, shareholders of record as of September 30 of each year or other dates as decided by the board of directors from time to time, have the right to attend the annual general meeting of our shareholders. In order to determine the shareholders entitled to attend annual general meetings and extraordinary general meetings of shareholders, we are required to make public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

     RESTRICTIONS ON HOLDERS OF OUR COMMON STOCK.

     There is no restriction on non-resident or foreign shareholders to hold our shares or exercise voting rights. However, pursuant to a provision of our regulations with regard to our shares of common stock, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

     There is no provision in our articles of incorporation that would have the effect of delaying, deferring or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

     There is no provision in our articles of incorporation or other subordinated rules regarding the ownership threshold above which shareholder ownership must be disclosed. A shareholder holding more than 5% of the shares of a public company in Japan is required to disclose the shareholder ownership pursuant to the Securities Exchange Law of Japan.

     There is no provision in our articles of incorporation governing changes in capital more stringent than required by law.

C. MATERIAL CONTRACTS.

     The following information is intended only to summarize material contracts, other than those entered into in the ordinary course of our business.

     Under the Memorandum on Microsoft Hosting Deployment Program, dated September 17, 1999, between Microsoft Co., Ltd. and us, we are allowed, as one of four “Premier Hosting Partners” in Japan, to advertise our e-mail, Web-page hosting, and our future services through CD-ROMs and pamphlets included in Microsoft’s “Office Internet Package 2000” bundles distributed in Japan and through banner announcements on Microsoft Network’s Japanese-language Website. In return for this advertising, we provide commercial hosting services to the public for which we are required to purchase software and systems provided by Microsoft.

     Under the Master Agreement of Business Arrangements, in 1997, between ITOCHU Technology, Inc. (“ITI”), and us, we licensed to ITI internet server-related software for the internet server hosting business provided by ITI. The agreement was terminated as of November 30, 2000.

     Under the Agreement on Delegation of Intermediary Business relating to Application for the Registration of Organizational type and Geographical type JP Domain Names, dated April 1, 2001 between JPNIC and us, which restates and amends the Agreement on Delegation of Intermediary Business relating to Application for the Registration of Domain Names, dated March 8, 1999, JPNIC delegates to us the intermediary business with respect to the application for the registration of organizational type and geographical type JP domain names and other related matters. The agreement was renewed in April 2002 for one year and shall also be renewed for one year in April 2003 as neither party gave a notice of termination by December 31, 2002.

     Under the Lease Contract, dated July 12, 2000, between IBJ Leasing Co., Ltd. (“IBJ Leasing”) and us, IBJ Leasing purchased from us newly purchased equipment as well as equipment and software licenses. In turn, we rented this equipment and licenses from IBJ Leasing. The Lease Contract was terminated pursuant to a Lease Termination Agreement, dated July 24, 2001.

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

     Under the Amended and Restated Agreement on Delegation of Business originally dated May 1, 1998, as amended and restated on February 1, 2000 between Hikari Tsushin and us, we authorized Hikari Tsushin to serve as sales agent for subscriptions of Hitmail hosting services for an initial commission of Yen30,000 per subscriber and 50% of the monthly subscription fee payable to us. The agreement was terminated by us effective October 31, 2000 in an Agreement on Agreed Termination and Transfer of Business, which provided for us to pay a fee of Yen3.5 billion to Hikari Tsushin and certain commissions for each new application for subscriptions accepted by Hikari Tsushin in November 2000. We retained the right to use the service mark for Hitmail in connection with Hitmail hosting services after the termination date.

     Under the Software License Contract dated March 4, 2002 between Network Associates Co., Ltd. and us, we license computer software and products with virus alert function which were designed, developed and sold by Network Associates Inc., a Delaware corporation. We pay a monthly fee to Network Associates depending on service usage.

     On March 31, 2001, we entered into an agreement with Japan Network Information Center pursuant to which we manage an IP address that JPNIC has assigned to us. The agreement requires us to pay fees for end users’ assigned IP addresses, an annual domain maintenance fee, and not to disclose end users’ confidential information.

     On August 1, 2002, we entered into an agreement with CalltoWeb, Inc. (“CTW”) pursuant to which we outsourced call center operations for DESKWING to CTW. The contract requires us to pay outsourcing fees to CTW and obligates CTW to protect end users’ confidential information. The term of the agreement is five years.

     On September 30, 2002, we entered into a basic outsourcing agreement with Global Media Online Inc. (“GMO”) pursuant to which we outsourced research and development, maintenance and administration, consumer support and management described in the agreement. The agreement requires us to pay outsourcing fees to GMO based on the number of DESKWING subscribers and obligates GMO to protect end users’ confidential information. The term of the agreement is three years.

     On September 30, 2002, we entered into a leasing agreement with GMO in connection with the basic outsourcing agreement as described above, pursuant to which we leased certain equipment, including equipment leased free of charge. The agreement requires GMO to use the leased assets to carry out the aforementioned outsourced DESKWING operations.

     On October 31, 2002, we entered into a sales agreement with Diamond Lease Company Ltd (“Diamond Lease”), pursuant to which we sold assets in connection with DESKWING operations to Diamond Lease. Diamond Lease then leased these assets to GMO. We received Yen83.8 million (included Yen3.9 million as taxes) from Diamond Lease from the asset sale.

D. EXCHANGE CONTROLS.

     JAPANESE FOREIGN EXCHANGE REGULATIONS

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and related cabinet orders and ministerial ordinances govern the issuance of shares by companies and the acquisition and holding of shares by “exchange non-residents” and “foreign investors” under the Foreign Exchange Law.

     Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are not in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:

(1)	individuals who are exchange non-residents;

(2)	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

(3)	corporations in which 50% or more of the shares are directly or indirectly held by persons described in (1) and/or (2), above; and

(4)	corporations in which a majority of whose directors or a majority of whose officers having the power of representation are described in (1) above.

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

     POTENTIAL CONSEQUENCES RESULTING FROM AN ACQUISITION OF LISTED SHARES

     If a foreign investor acquires our shares and if the foreign investor’s direct and indirect total holdings are 10% or more of our issued shares after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of stock splits is not subject to any of the foregoing requirements.

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

E. TAXATION.

JAPANESE TAXATION

     The following is a summary of the principal Japanese tax consequences to an owner of shares or ADSs who is a non-resident of Japan or a non-Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date of this annual report on Form 20-F. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Investors should satisfy themselves by consulting their own tax advisers as to the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence.

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits, subject to the following, are not subject to Japanese income tax. For Japanese tax purposes, a transfer of retained earnings or legal reserve to stated capital is not treated as a dividend payment to shareholders, unless a distribution of assets is involved. This is true whether or not the transfer is made in connection with a stock split or otherwise. In general, a transfer of additional paid-in capital to stated capital is not treated as a dividend.

     The Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident or corporation not having a “permanent establishment” in Japan. A “permanent establishment” in Japan is generally a fixed place of business for industrial or commercial activity in Japan. Under this treaty, the maximum withholding rate for most U.S. shareholders is limited to 15% of the gross amount actually distributed. However, the maximum rate is 10% of the gross amount actually distributed, if the recipient is a corporation and

•	during the part of the paying corporation’s taxable year, which precedes the date of payment of the dividend and during the whole of its prior taxable year, if any, at least 10% of the voting shares of the paying corporation were owned by the recipient corporation, and

•	not more than 25% of the gross income of the paying corporation for such prior taxable year, if any, consists of interest or dividends as defined in the treaty.

     For purpose of the treaty and Japanese tax law, U.S. holders of American Depository Receipts will be treated as the owners of the shares underlying the ADSs evidenced by the American Depository Receipts.

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

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us must submit the required form in advance through us to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non-resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary or its agent, submits two Application Forms for Income Tax Convention - one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. To claim the reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership as applicable with The Bank of New York, as depositary. The non-resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

     A non-resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of the shares or ADSs by a non-resident of Japan or a non-Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. However, if a Japanese company repurchases its shares or ADSs and distributes assets in connection with the repurchase, under certain circumstances, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid-in capital attributable to the shares for Japanese tax purposes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

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

UNITED STATES TAXATION

     The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets. It does not address the tax treatment to special classes of holders, some of whom may be subject to other rules including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark-to-market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

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

     For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States,

•	a corporation organized under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

     WE BELIEVE THAT THE SHARES OR ADSs ARE LIKELY TO BE TREATED AS STOCK OF A PASSIVE FOREIGN INVESTMENT COMPANY (A “PFIC”) FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND THIS DISCUSSION SO ASSUMES. AS A RESULT, U.S. HOLDERS MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES, AS DESCRIBED BELOW. U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THEIR TAX CONSEQUENCES OF OWNING SHARES IN A PFIC.

     PFIC RULES

     In general, we will be a PFIC with respect to you if for any of our taxable years in which you held our ADSs or shares:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents, other than certain rents and royalties derived in the active conduct of a trade or business, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     If you do not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any “excess distribution” that we make to you, generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs.

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Amounts subject to these rules will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

     If the shares or ADSs are regularly traded on NASDAQ they will be treated as “marketable stock” and you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the additional gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make this election after the first year of your holding period in the shares or ADSs, any distributions or dispositions of such shares or ADSs in the year for which such election is made will be subject to the PFIC rules described above and all mark-to-market gain with respect to such taxable year will be treated as gain from the disposition of such shares or ADSs that is subject to the PFIC rules.

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

     Subject to general limitations that apply to the creditability of foreign taxes, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “Japanese Taxation”, above, for the procedures for obtaining a reduced withholding rate under a treaty or a tax refund.

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

     Dividends from us will constitute income from sources outside the United States, but generally will be “passive income” or, if received by certain financial institutions, “financial services income”. Passive income or financial services income must be treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

F. DIVIDENDS AND PAYING AGENTS.

     Not applicable

G. STATEMENT BY EXPERTS.

     Not applicable

H. DOCUMENTS ON DISPLAY.

     Our annual reports on Form 20-F, periodic reports on Form 6-K, Registration Statement on Form F-6 relating to our ADSs and other filings with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies by calling the SEC at 1-800-SEC-0330 or by writing the SEC upon payment of a prescribed fee. Our annual reports on Form 20-F for the fiscal year ended September 30, 2001 and subsequent years and our periodic reports on Form 6-K from November 8, 2002 may be reviewed on the SEC’s EDGAR database at www.sec.gov.

     In addition, documents referred to in this 20-F filing may be inspected at our Tokyo headquarters, located at Hikari., 6th Floor, 16-13, Ikebukuro 2-chome Toshima-ku, Tokyo 171-0014, Japan.

I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Our primary market risk exposure is to foreign exchange rate fluctuations.

     Our periodic payment obligations for U.S. domain name registrations are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged. From time to time, we have entered into foreign currency forward contracts to hedge against the risk of foreign exchange rate fluctuation. At September 30, 2002, we had no foreign currency contracts outstanding. We do not believe that our periodic payment obligations for U.S. domain name registrations subject us to any material foreign currency exchange risks.

     We are equity financed and do not have debt that could subject us to significant interest rate exchange risks. We maintain our cash balances at financial institutions. We invest excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. We have not entered into any derivative contracts since August 2000, and at September 30, 2001 and 2002, we had no outstanding derivative contracts. Our cash equivalents are highly liquid investments with original maturities of three months or less. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these investments, we do not believe that we have a material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Since our March 2000 initial public offering we have not materially modified the instruments defining the rights of holders of any class of registered securities, except that on November 21, 2000 a change was made in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock.

     We received approximately Yen10.7 billion in net proceeds from the sale of ADSs in our March 2000 initial public offering. As of September 30, 2000, we had used approximately Yen796 million of the net proceeds for payment for capitalized server and related equipment leases to IBJ Leasing Co., Ltd., Yen209 million on capital expenditures, Yen311 million on research and development and Yen135 million as general working capital. As of September 30, 2001, we had used an additional Yen2.4 billion of the proceeds to pay a fee in connection with the termination of the lease contract with IBJ Leasing Co., Ltd., Yen3.5 billion to pay a fee in connection with the termination of the marketing contract with Hikari Tsushin, and an additional Yen130 million as general working capital. As of September 30, 2002, we had not used any of the remaining net proceeds.

ITEM 15. CONTROLS AND PROCEDURES

A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

     Our chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a – 14(c)) as of a date within 90 days of the filing date of this annual report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to ensure that material information relating to Crayfish is made to such officers by others within Crayfish, particularly during the period this annual report was prepared, in order to allow timely decisions regarding required disclosure.

B. CHANGES IN INTERNAL CONTROLS.

     There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable

ITEM 18. FINANCIAL STATEMENTS.

     See our financial statements attached hereto beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—

1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*

1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation)	—

1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation)	—

2.1	Specimen Common Stock certificates of the Registrant*

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.*

4.1	Memorandum on Microsoft Hosting Deployment Program dated September 17, 1999 between Microsoft Co., Ltd and the Registrant (with English translation)*

EXHIBIT	DESCRIPTION	PAGE

4.2	Agreement on Delegation of Intermediary Business relating to Application for the Registration of the Organizational Type/Geographical Type JP Domain Name dated April 1, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (with English translation)*

4.3	Amended and Restated Agreement on Delegation of Business dated February 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)*

4.4	Agreement on Agreed Termination and Transfer of Business dated November 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)**

4.5	Order Sheet and Receipt of Order dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.6	Lease Contract dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.7	Agreement on Agreed Termination of Lease Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.8	Sales Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.9	Software License Agreement dated March 4, 2002 between the Registrant and Network Associates Co., Ltd. (English translation)***

4.10	Agreement on Delegation of Business relating to the specified Administration Company of IP address dated March 31, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (English translation)***

4.11	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)	—

4.12	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****	—

4.13	Amendment to Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CaltoWeb, Inc. (English translation)****	—

4.14	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)	—

4.15	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.16	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.17	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****	—

EXHIBIT	DESCRIPTION	PAGE

4.18	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.19	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)	—

10.1	Description of American Depositary Receipts	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F-1 (File No. 333-11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20-F (File No. 0-30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20-F (File No. 0-30530) filed on April 12, 2002.

****	This exhibit contains confidential material that has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crayfish Co., Ltd.

By	/s/ Kazuhiko Muraki
Name: Kazuhiko Muraki Title: President, Chief Executive Officer and Representative Director

Date: March 27, 2003

CERTIFICATIONS

     I, Kazuhiko Muraki, certify that:

1. I have reviewed this annual report on Form 20-F of Crayfish Co., Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Kazuhiko Muraki

Name: Kazuhiko Muraki
Title: Chief Executive Officer

     I, Fumio Komatsubara, certify that:

1. I have reviewed this annual report on Form 20-F of Crayfish Co., Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Fumio Komatsubara

Name: Fumio Komatsubara
Title: Chief Financial Officer

CRAYFISH CO., LTD.
INDEX TO FINANCIAL STATEMENTS

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Crayfish Co., Ltd.

We have audited the accompanying balance sheets of Crayfish Co., Ltd. (a Japanese corporation) as of September 30, 2001 and 2002 and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. as of September 30, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the U.S. dollar amounts in the accompanying financial statements have been translated from Japanese yen on the basis set forth in Note 3 to the financial statements.

BDO Sanyu & Co.
Tokyo, Japan

December 21, 2002

CRAYFISH CO., LTD.

BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30,
			September 30,
	2001	2002	2002

			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	¥14,429,199	¥16,412,076	$134,813
Time deposit in bank	200,000	200,000	1,643
Accounts receivable, net of allowance for doubtful accounts of ¥6,860 and ¥8,147 ($67) in 2001 and 2002, respectively	30,714	14,751	121
Accounts receivable due from related parties	—	21,436	176
Consumption tax refund receivable	113,606	—	—
Prepaid expenses and other current assets	269,729	61,017	501

Total current assets	15,043,248	16,709,280	137,254
Property and equipment, net	323,624	159,390	1,309
Investments in equity securities	33,250	—	—
Investment in an affiliate	127,374	—	—
Deposits paid	55,636	4,630	38
Deposits paid to related parties	—	24,751	203
Other assets	26,530	16,851	139

Total assets	¥15,609,662	¥16,914,902	$138,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	174,369	74,160	609
Accounts payable due to related parties	6,964	9,110	75
Consumption tax payable	—	88,819	730
Deferred initial contract fees	9,556	4,004	33
Accrued liabilities and other current liabilities	41,967	22,009	180

Total current liabilities	232,856	198,102	1,627
Commitments and contingencies (Note 6)
Common stock
Par value: ¥50,000 in 2001, designated value in 2002
Authorized shares: 40,700 in 2001, 40,996 in 2002
Outstanding shares: 10,249 in 2001, 10,258 in 2002	8,058,075	8,060,325	66,209
Additional paid-in capital	18,805,670	6,734,094	55,316
Legal reserve	180	—	—
Retained earnings, since October 1, 2001	—	1,922,381	15,791
Accumulated deficit	(11,487,119)	—	—

Total shareholders’ equity	15,376,806	16,716,800	137,316

Total liabilities and shareholders’ equity	¥15,609,662	¥16,914,902	$138,943

CRAYFISH CO., LTD.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	September 30,

	2000	2001	2002	September 30, 2002

				(Note 3)
Revenue	¥6,728,865	¥5,311,814	¥2,945,360	$24,194
Cost of revenue	5,653,051	3,391,888	636,174	5,226

Gross profit	1,075,814	1,919,926	2,309,186	18,968
Operating expenses:
Sales promotion expenses to a related party	204,209	—	—	—
Selling, general and administrative	925,008	1,713,717	806,258	6,392
Research and development	944,942	1,014,774	51,031	419
Loss on disposal of property and equipment	4,975	332,452	97,050	481
Loss on impairment of property and equipment	—	2,110,529	—	—
Loss on termination of lease contracts	—	91,616	—	—
Expenses related to litigation	—	150,211	23,845	196
Expenses related to business restructuring	—	360,323	—	547
Loss on impairment of intangible servicing asset purchased from a related party	—	3,500,000	—	—

Total operating expenses	2,079,134	9,273,622	978,184	8,035

(Loss) income from operations	(1,003,320)	(7,353,696)	1,331,002	10,933
Other income (expenses):
Interest income	20,866	32,240	2,688	22
Interest expense	(40,636)	(161,930)	(21)	—
Foreign exchange gain (loss), net	12,351	24,690	(3,357)	(27)
Loss on devaluation of investment in an affiliate	—	(399,377)	—	—
(Loss) gain on sale and write-off of investments	—	(440,000)	9,975	82
Gain on sale of investment in an affiliate	—	—	32,646	268
Equity in loss of an affiliate	—	(73,249)	—	—
Other, net	15,084	(29,486)	(31,389)	(258)

Other income (expenses), net	7,665	(1,047,112)	10,542	87

(Loss) income from continuing operations before provision for income taxes	(995,655)	(8,400,808)	1,341,544	11,020
Provision for income taxes	3,800	3,800	3,800	31

(Loss) income from continuing operations	(999,455)	(8,404,608)	1,337,744	10,989
Loss from operations of discontinued business segments	(542,129)	(1,164,113)	—	—

Net (loss) income	¥(1,541,584)	¥(9,568,721)	¥1,337,744	$10,989

(Loss) earnings Per Share
Per common share basic:
(Loss) income from continuing operation	¥(106,859.30)	¥(823,496.77)	¥130,460.70	$1,071.63

CRAYFISH CO., LTD.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(Continued)

	September 30,

	2000	2001	2002	September 30, 2002

				(Note 3)
Loss from operations of discontinued business segments	(57,963.11)	(114,061.63)	—	—

Net (loss) income	¥(164,822.41)	¥(937,558.40)	¥130,460.70	$1,071.63

Per common share diluted:
(Loss) income from continuing operations	¥(106,859.0)	¥(823,496.77)	¥130,346.30	$1,070.69
Loss from operations of discontinued business segments	(57,963.11)	(114,061.63)	—	—

Net (loss) Income	¥(164,822,41)	¥(937,558.40)	¥130,346.30	$1,070.69

Shares used in per share calculation - basic	9,353	10,206	10,254	10,254
diluted	9,353	10,206	10,263	10,263

CRAYFISH CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

				Retained
	Common Stock		Additional	Earnings			Total
			Paid-in	(Accumulated	Legal	Deferred Stock	Shareholders’
	Shares	Amount	Capital	Deficit)	Reserve	Compensation	equity

Balances, September 30, 1999	8,305	¥2,321,375	¥2,510,515	¥(376,814)	¥180	¥(313,007)	¥4,142,249
Stock warrants exercised	11	1,312					1,312
Deferred stock compensation			(50,750)			187,408	136,658
Issuance of stock, net of ¥649,212 issuance costs	1,870	5,722,200	16,566,405				22,288,605
Net loss				(1,541,584)			(1,541,584)

Balances, September 30, 2000	10,186	8,044,887	19,026,170	(1,918,398)	180	(125,599)	25,027,240
Stock options exercised	63	13,188					13,188
Stock options forfeited			(220,500)				(220,500)
Deferred stock compensation						125,599	125,599
Net loss				(9,568,721)			(9,568,721)

Balances, September 30, 2001	10,249	8,058,075	18,805,670	(11,487,119)	180	0	15,376,806
Transfer to accumulated deficit (Note 1)			(12,071,576)	12,071,756	(180)

Adjusted balances October 1, 2001	10,249	8,058,075	6,734,094	584,637	0	0	15,376,806
Stock options exercised	9	2,250					2,250
Net income				1,337,744			1,337,744

Balances, September 30, 2002	10,258	¥8,060,325	¥6,734,094	¥1,922,381	¥0	¥0	¥16,716,800

Balances, September 30, 2001 (Note 3)	10,249	$66,191	$154,474	$(94,358)	$2	$0	$126,309
Transfer to accumulated deficit (Note 1)			(99,158)	99,160	(2)

Adjusted balances, October 1, 2001	10,249	66,191	55,316	4,802		0	126,309
Stock options exercised	9	18					18
Net income				10,989			10,989

Balances, September 30, 2002	10,258	$66,209	$55,316	$15,791	$0	$0	$137,316

CRAYFISH CO., LTD.

STATEMENTS OF CASH FLOWS
(in thousands)

	September 30,
				September 30,
	2000	2001	2002	2002 (Note 3)

Cash flows from operating activities:
Net (loss) income	¥(1,541,584)	¥(9,568,721)	¥1,337,744	$10,989
Adjustments to reconcile net (loss) income to net cash
used in operating activities:
Amortization (reversal) of deferred stock compensation	136,658	(94,901)	—	—
Depreciation and amortization	276,723	789,421	136,932	1,125
Allowance for doubtful accounts	(181)	6,820	1,287	11
Loss on impairment and disposal of property and equipment	6,842	2,514,891	97,050	481
Loss on termination of lease contracts	—	91,616	—	—
Write-off of investment in debt instrument	—	254,000	—	—
Loss (gain) on sale of long-term investments	—	186,000	(9,975)	(82)
Gain on sale of investment in an affiliate, net	—	—	(32,646)	(268)
Loss on devaluation on an investment in an affiliate	—	399,377	—	—
Equity in loss of an affiliate	—	73,249	—	—
Changes in operating assets and liabilities:
Accounts receivable	17,356	(55,899)	(6,759)	(56)
Prepaid expenses and other current assets	(218,709)	141,475	322,318	2,648
Accounts payable	36,024	(116,197)	(98,063)	(806)
Interest payable	33,805	—	—	—
Consumption tax payable	—	—	88,819	730
Accrued liabilities and other current liabilities	47,021	(139,532)	(58,293)	(163)
Deferred initial contract fees	—	9,556	(5,552)	(46)
Other assets	(1,080)	2,062	4,601	38

Net cash (used in) provided by operating activities	(1,207,125)	(5,506,783)	1,777,463	14,601

Cash flows from investing activities:
Purchase of time deposit in bank	—	(200,000)	—	—
Proceeds from sale of property and equipment	2,885,500	13,822	10,484	86
Purchase of property and equipment	(3,360,967)	(542,232)	(36,681)	(301)
Investment in debt instrument	—	(254,000)	—	—
Proceeds from sale of investment in an affiliate	—	—	160,020	1,314
Investment in an affiliate	—	(600,000)	—	—
Proceeds from sale of investment in equity securities	—	9,650	43,225	355
Purchase of investments in equity securities	—	(197,000)	—	—
Deposits	(91,076)	177,051	26,255	216

Net cash (used in) provided by investing activities	(566,543)	(1,592,709)	203,303	1,670

Cash flows from financing activities:
Change in restricted cash	812,500	950,000	—	—
Principal payments on capital leases	(799,301)	(2,414,008)	(139)	(1)
Proceeds from issuance of long-term debt	35,135	—	—	—
Repayment of long-term debt	(1,727,342)	(37,500)	—	—
Proceeds from exercise of stock options	1,312	13,188	2,250	18
Proceeds from issuance of common stock	22,288,605	—	—	—

Net cash provided by (used in) financing activities	20,610,909	(1,488,320)	2,111	17

Net increase (decrease) in cash equivalents	18,837,241	(8,587,812)	1,982,877	16,288
Cash and cash equivalents at beginning of period	4,179,770	23,017,011	14,429,199	118,525

Cash and cash equivalents at end of period	¥23,017,011	¥14,429,199	¥16,412,076	$134,813

CRAYFISH CO., LTD.

STATEMENTS OF CASH FLOWS
(in thousands)
(Continued)

	September 30,
				September 30,
	2000	2001	2002	2002 (Note 3)

Supplemental Cash Flows Information:
Cash transactions:
Cash paid for income taxes	¥4,400	¥4,037	¥531	$4
Cash paid for interest	7,016	82,439	21	—
Non-cash transactions:
Capitalized lease obligations incurred	¥2,887,188	¥—	¥—	$—
Capitalized lease obligation cancelled	6,153	—	—	—

NOTES TO THE FINANCIAL STATEMENTS

1. Business Organization and Restructuring

Nature of Operations

Crayfish Co., Ltd. (the “Company”) was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services (“Deskwing”) to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see “Risk of business concentration” in Note 2).

Discontinued Operations and Business Restructuring

(1) Background

At the June 20, 2001 special shareholders’ meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a “Business Revival Plan” (the “Plan”) to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its “Other Hosting Services” and “Systems Development Services” segments, leaving only its “Deskwing Hosting Services” segment. In addition, the Company terminated several ongoing research and development projects.

The Company accounted for its discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” A summary of the components of discontinued operations is as follows (in thousands):

	September 30,

	2000	2001

Loss from operations	¥(540,261)	¥(1,026,180)
Loss on disposal of equipment	(1,868)	(71,910)
Loss on termination of contracts with third parties	—	(61,848)
Facility expenses	—	(4,175)

Loss from discontinued segments	¥(542,129)	¥(1,164,113)

(2) Termination of lease contracts and impairment of equipment

The Company terminated a majority of its capital lease contracts, most of which were for computer servers and their related peripherals used for discontinued services and projects of the Deskwing segment. Upon termination, the Company paid ¥2,414,008 thousand to settle the remaining balance of the lease obligations and early termination penalties, and recorded a loss on termination of ¥91,616 thousand in fiscal 2001, which was attributable to the Deskwing segment, and is reported in continuing operations.

Prior to termination of the leases, the net book value of property subject to the cancelled leases was ¥2,191,425 thousand, ¥2,110,529 thousand of which was for 68 servers. Due to low actual and forecast utilization of those severs, and high maintenance fees, the Company decided to sell the servers. In accordance with a third party evaluation, the Company wrote down the servers to their estimated net realizable value of ¥80,000 thousand. As a result of the write-down, the Company recognized an impairment loss of ¥2,110,529 thousand in fiscal 2001. See Note 6 “Capitalized leases” for more information. The Company also recognized ¥404,362 thousand of additional loss in fiscal 2001 on disposal of other property and equipment including leased equipment other than the 68 servers. ¥71,910 thousand of these losses related to the discontinued businesses, and the remaining balance of ¥332,452 thousand was attributable to the Deskwing segment, and was reported in continuing operations.

(3) Termination of contracts with third parties

The Company terminated certain third party service contracts relating to cancelled projects. In order to terminate these contracts, the Company paid ¥370,346 thousand in fiscal 2001. ¥61,848 thousand of this expense related to the discontinued business, and the remaining balance of ¥308,498 thousand was attributable to the Deskwing segment, and is reported in continuing operations.

(4) Personnel expenses

The Company terminated 177 full-time employees through September 30, 2001, and recorded ¥31,000 thousand in fiscal 2001 resulting from severance paid to those employees, which was attributable to the Deskwing segment and recorded in continuing operations.

(5) Facility expenses

The Company rented four floors in a building used for the Company’s headquarters under a cancelable operating lease contract. In September 2001, the Company cancelled the lease of three floors in connection with relocation of its headquarters on December 1, 2001 and recorded ¥25,000 thousand of clean-up expense paid to the lessor as a restructuring expense in fiscal 2001. ¥4,175 thousand of this expense related to the discontinued businesses, and the remaining balance of ¥20,825 thousand was attributable to the Deskwing segment, and is reported in continuing operations.

(6) Elimination of accumulated deficit as of September 30, 2001 in accordance with the Commercial Code of Japan approved by shareholders

All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders’ meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the “Code”), elimination of the accumulated deficit of ¥12,071,756 thousand ($99,160 thousand) as of September 30, 2001, as recorded in the statutory book of accounts, transferring ¥12,071,576 thousand ($99,158 thousand) of additional paid-in capital (“APIC”) and ¥180 thousand ($2 thousand) of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted (“GAAP”) in Japan (“Japan GAAP”) was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was ¥584,637 thousand ($4,802 thousand) less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of ¥584,637 thousand ($4,802 thousand) which will be carried forward under U. S. GAAP.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company’s functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

Financial Instruments

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.

The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base.

Derivative Financial Instruments

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.

The Company has not entered into any derivative contracts since August 2000 and at September 30, 2001 and 2002, the Company had no outstanding derivative contracts.

Fair value of financial instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company’s balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgment is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is determined using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is determined using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

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

Risks and Uncertainties

Risk of business concentration:

As mentioned in “Nature of Operations” in Note 1, the Company’s current main business operation is to provide e-mail hosting services (“Deskwing”) to small and medium-sized businesses. The Company previously had three main revenue generating businesses: The Deskwing hosting service, Other hosting services, and System development services:

The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions.

Other hosting services were based on a proprietary software operating system, which the Company had internally developed to run its e-mail hosting and other Internet-related applications.

System development services generated revenue by contracting directly with customers for the creation of Internet Web pages.

As discussed in Note 1, the Company formed the Plan in the fiscal year ended September 30, 2001 to withdraw from Other hosting services and System development services and concentrate its resources on Deskwing and its related services.

Revenues from the Deskwing hosting service comprised 98.6%, 99.7% and 100% of total revenues in the fiscal year ended September 30, 2000, 2001 and 2002, respectively. Gross profits from the Deskwing hosting service generated 99.3%, 102.5% and 100% of gross profit in the fiscal year ended September 30, 2000, 2001 and 2002, respectively.

Risk of cash concentration:

At September 30, 2002, the Company maintains ¥16,612 million ($136,456 thousand) in banks including a ¥200 million ($1,643 thousand) time deposit with a maturity of greater than three months, which represented 98.2% of total assets of the Company. The Deposit Insurance Corporation of

Japan, a government agency, guarantees up to ¥10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue recognition

As discussed in Note 1, the Company formed the Plan in the fiscal year ended September 30, 2001 to withdraw from Other hosting services and System development services. Accordingly, the Company’s revenue consists of only Deskwing hosting service during the year of 2002.

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

The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 18 months. As of September 30, 2001 and 2002, initial contract fees of ¥9,556 thousand and ¥4,004 thousand ($33 thousand), respectively, were deferred.

The Company performs on-going credit evaluations of its customers’ creditworthiness and does not require collateral.

The Company maintains allowances for potential credit losses and such losses have been within management’s expectations.

Research and development costs

Research and development costs incurred related to internet-based services are expensed as incurred.

Stock-based compensation

As permitted by SFAS No. 123, “Accounting for Stock-based Compensation”, the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees”. Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

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

Advertising and promotional costs

The Company expenses advertising and promotional costs as they are incurred. Advertising expense for the years of 2000, 2001 and 2002 were ¥62,311 thousand, ¥437,665 thousand and ¥3,220 thousand ($26 thousand), respectively.

Computation of earnings per share

The Company calculates earnings per share in accordance with SFAS No.128, “Earnings Per Share”. Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company’s incentive plans (see “Note 11”).

Since the Company has incurred losses for consecutive periods of the years of 2000 and 2001 presented in the statements of operations, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants were antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share at September 30, 2000 and 2001 were 45 shares and 594 shares, respectively.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company had no amounts categorized as other comprehensive income in any of years of 2000, 2001 or 2002.

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

Reclassifications

Certain reclassifications have been made to conform to the current year presentation. These reclassifications have no effects on previously reported net loss and shareholders’ equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2002, which was ¥121.74 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” (SFAS 144). SFAS No. 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held for sale. It also broadens the definition of “discontinued operations”, but does not allow for the accrual of future operating losses, as was previously permitted. The Company plans to adopt SFAS No. 144 in its fiscal year beginning on October 1, 2002, and does not expect that adoption will result in significant changes to earnings or financial position of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS 146 to have a material effect on the Company’s financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management is still evaluating the effects of FIN 45, but does not expect that the adoption of FIN 45 will have a material effect on the Company’s financial position, results of operations, or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (SFAS 148). SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management does not expect the adoption of SFAS 148 to have a material effect on the Company’s financial position, results of operations, or cash flows.

5. Balance Sheet Detail

Property and equipment, net (in thousands):

	September 30,
			September 30,
	2001	2002	2002

Office equipment	¥390,533	¥382,438	$3,141
Leasehold improvements	52,818	6,334	52

	September 30,
			September 30,
	2001	2002	2002

Purchased software	25,482	15,854	130

	468,833	404,626	3,323
Less: Accumulated depreciation and amortization	(145,209)	(245,236)	(2,014)

Property and equipment, net	¥323,624	¥159,390	$1,309

As discussed in “Restructuring and impairment charges” in Note 1, the decrease of property and equipment in the year of 2001 was due to the write-down of impaired equipment, and subsequent sale or transfer of this equipment to other assets on the balance sheets. Property and equipment held for sale of ¥25,767 thousand and ¥16,088 thousand ($132 thousand) at September 30, 2001 and 2002, respectively, are included in other assets on the balance sheets.

Depreciation and amortization expense for the years of 2000, 2001 and 2002 was ¥276,723 thousand, ¥789,421 thousand and ¥136,932 thousand ($1,125 thousand), respectively. Included in depreciation and amortization expense is depreciation expense relating to assets subject to capital leases of ¥184,739 thousand, ¥550,470 thousand and ¥74 thousand ($1 thousand) for the years of 2000, 2001 and 2002, respectively.

Accrued liabilities (in thousands):

	September 30,
			September 30,
	2001	2002	2002

Compensated absences	¥7,160	¥8,872	$73
Bonuses	19,804	7,014	57
Other	14,319	5,920	48

Total Accrued liabilities	¥41,283	¥21,806	$178

6. Commitments and Contingencies

Capitalized leases:

The Company had leased certain servers and office equipment under capital lease agreements. In accordance with the Plan discussed in Note 1, in July 2001, the Company terminated its lease contract with IBJ leasing Co., Ltd. for 68 severs used for the Deskwing hosting services. In addition, principally all other capital leases of office equipment were also terminated between July 2001 and September 2001. Upon termination, the Company paid ¥2,414,008 thousand to settle the remaining balance of the lease obligations of ¥2,322,393 thousand, net of ¥517,452 thousand of prepaid lease payments, and early termination penalties of ¥91,616 thousand. These amounts were recorded as a loss on termination of lease contracts in the year 2001.

Leased assets consist of only office equipment with a carrying value of ¥74 thousand at September 30,2001, which was fully depreciated as of September 30, 2002. The related remaining lease obligations at September 30, 2001 and 2002 were ¥342 thousand and ¥203 thousand ($2 thousand), respectively, which are presented as other current liabilities on the balance sheets. This obligation is repayable through September 30, 2003.

Operating lease:

In connection with relocation of the Company’s headquarters on December 1, 2001 discussed in Note 1, the Company canceled the former office leases and entered into four new two-year operating lease agreements for office facilities during the fiscal year ended September 30, 2002. These agreements are all cancelable by the Company with six month’s advance notice. Total rent under operating lease agreements for the years of 2000, 2001 and 2002 was ¥196,048 thousand, ¥123,173 thousand and ¥ 17,488 thousand ($ 144 thousand), respectively. The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess of one year as of September 30, 2002 are as follows:

	Thousands of	Thousands of
	Yen	U.S. Dollars

Year ended September 30:
2003	¥14,642	$120
2004	2,109	17

Total minimum future rentals	¥16,761	$137

Legal Proceedings

The Company is a defendant in a securities class action litigation in connection with its March 8, 2000 public offering (the “Offering”) of American Depositary Shares (“ADS”). Five other defendants were also named in the securities class action. The Company intends to vigorously defend against this action. The Company’s counsel in this matter has advised the Company that at this time it is not able to offer an opinion as to whether the Company will ultimately be found liable, or to estimate the amount of damages which may be awarded if such liability is found. Legal costs related to this litigation incurred in 2001 and 2002 were ¥150,211 thousand and ¥23,845 thousand ($196 thousand), respectively. A summary of the litigation has been included below.

On September 6, 2000, the first of eleven related lawsuits was filed against the Company in the United States District Court for the Southern District of New York. The lawsuits include allegations that in the Company’s March 8, 2000 public Offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of the Company’s principal shareholder and former business partner, Hikari Tsushin (HT).

The lawsuits make similar allegations against the underwriters for the offering and certain of the Company’s former officers and directors and HT. As alleged purchasers of the Company’s shares during the Offering, the plaintiffs seek to recover damages of an unspecified amount on behalf of the alleged class of persons who purchased the Company’s shares in, or traceable to, the Offering. The plaintiffs also seek to recover attorneys fees, accountant and expert witness fees as well as other expenses incidental to the litigation. Certain plaintiffs moved to be appointed as lead plaintiffs and to consolidate all eleven actions.

On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead counsel for the plaintiffs. Certain of the plaintiffs who sought the appointment of different lead counsel moved for reconsideration of the court’s decision and for the appointment of a different lead counsel.

By order of the court dated June 4, 2002, the motion for reconsideration was granted and the Cheng group were appointed as lead plaintiffs and the firm of Shalov, Stone and Bonner and the firm of Milberg, Weiss, Hynes Bershad & Lerach were appointed co-lead counsel in the action. On July 19, 2002, plaintiffs served and filed a Consolidated Amended Class Action Complaint, which contains allegations substantially similar to the original complaint and also includes additional allegations. The additional allegations, in substance, assert additional material omissions from the Prospectus to the effect that at the time of the Offering, HT sales agents were engaged in inappropriate sales and marketing activities and that such omissions rendered false certain statements in the Prospectus. On October 4, 2002, the Company and each of the other defendants, moved to dismiss the action for failure to state a claim upon which relief can be granted under Rule 12(b)(6) of the Federal Rules of

Civil Procedure. The plaintiffs responded to the motion to dismiss on November 15, 2002, and the Company filed a reply on December 9, 2002. It is not possible to predict when a decision will be issued by the Court, but the Company does not expect a decision for at least 90 days or longer.

7. Investments

Investment in equity securities

The Company had invested ¥33,250 thousand in non-marketable equity securities, all of which were sold in December 2002 for ¥43,225 thousand ($355 thousand). The Company recognized ¥9,975 thousand ($82 thousand) in gain on sale of the security, which is presented as gain on sale and write-off of investment in the section of other income in the statement of operations. As of September 30, 2002, the Company had no investment in equity securities.

Investment in an affiliate

On December 22, 2000, the Company acquired a 47.1% ownership interest in Intranets K.K (IKK), a privately held internet based application service provider, for ¥600,000 thousand. This investment was accounted for using the equity method. At the time of the acquisition, the net book value of IKK was ¥471,763 thousand and unrecorded goodwill was ¥377,800 thousand, which was being amortized over five years based on its estimated economic life. During 2001, new management decided to sell the Company’s interest in IKK. In connection with this decision, the Company obtained a third party valuation of the investment, and based on the valuation, wrote down the investment to ¥128,000 thousand. As a result, the Company recognized a devaluation loss of ¥399,377 thousand in addition to an equity loss from IKK of ¥73,249 thousand in the year of 2001. At September 30, 2001, the remaining book value of the Company’s investment was ¥127,374 thousand.

In March 2002, the Company sold all of its interest in IKK for ¥160,020 thousand ($1,315 thousand) and realized a gain on sale of ¥32,646 thousand ($268 thousand).

8. Transactions with Related Parties

Termination fee paid to Hikari Tsushin, Inc.:

In February 2000, the Company entered into a marketing agreement with HT, the Company’s principal shareholder owing a 40.4%, 67.0% and 67.0% interest in the Company as of September 30, 2000, 2001 and 2002, respectively. Pursuant to the marketing agreement, HT marketed Deskwing and related services, and processed applications for service subscriptions, collected fees on behalf of the Company and provided certain Deskwing customer support services. In exchange for providing these services, HT was entitled to a monthly commission based on fifty percent of the Deskwing monthly subscription fee. At the end of each month, HT remitted fees collected on behalf of the Company net of commissions earned. These service fees have been reflected as a component of cost of revenue in the statements of (operations) income.

On November 1, 2000, the Company paid HT ¥3.5 billion to terminate the foregoing agreement. The amount paid under the termination agreement was based on an independent valuation of the fair value of the expected future net revenues to be received by HT under the agreement. The expected future revenues were based on terms then in effect with customers, and on estimated projected cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected, and the Company implemented a 50% reduction in the monthly fee charged for its Deskwing hosting service. Accordingly, the ¥3.5 billion termination payment has been reflected as an operating expense in fiscal 2001 in the statements of operations.

Transactions with HT and its subsidiaries:

During the fiscal years ended September 30, 2000 and 2001, the Company had related party transactions with only HT. During the fiscal year ended 2002, the Company had transactions with four subsidiaries of HT in addition to HT.

     Account balances and transactions with HT and its subsidiaries are as follows (in thousands):

	September 30,
				September 30,
	2000	2001	2002	2002

Accounts balances:
Accounts receivable	¥14,016	¥—	¥21,436	$176
Deposits paid	—	—	24,751	203
Accounts payable	30,366	6,964	9,110	75
Transactions
Service revenue	11,540	—	9,069	74
Sale of equipment	—	—	15,326	126
Compensation received	—	—	5,418	45
Service fee payment	3,291,737	656,949	14,689	121
Sales promotion expenses	204,209	—	—	—
Rent expense	—	—	33,394	274
Purchase of equipment	4,300	—	2,483	20
Termination fee payment	—	3,500,000	—	—
Compensation expenses	—	10,607	27,722	278
Utility expenses	—	—	4,076	33
Moving expenses	—	—	7,094	58
Other expenses	1,067	—	4,460	36

9. Long-Term Debt

Long-term debt as of September 30, 2001 and 2002 consisted of the following (in thousands):

	September 30,
			September 30,
	2001	2002	2002

Capital lease obligations	¥342	¥203	$2
Less: Current portion	(127)	(203)	(2)

Long-term debt, less current portion	¥215	¥—	$—

Capital lease obligations at September 30, 2001 and 2002 are included in other current liabilities on the balance sheets.

10. Shareholders’ Equity

Effective October 1, 2001, to comply with a change in the Code, the Company’s common stock was changed from ¥50,000 par value to no par stock. The change had no impact to common stock outstanding or additional paid-in capital. However, under the Code, at least 50% of the issue price of new shares is required to be designated as common stock, and proceeds in excess of the amount designated as common stock are to be credited to APIC. The portion to be designated as common stock is determined by resolution of the Board of Directors in advance of the issue. APIC is not available for dividends but may be used to reduce a deficit or transferred to common stock by resolution of the Board of Directors.

The amended Code also provides that an amount equal to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to a legal reserve until the sum of the legal reserve and APIC equals 25% of paid-in capital. The legal reserve may be used to reduce a deficit or transferred to stated capital through suitable shareholder and director action but is not available for dividend payment.

As discussed in more detail in Note 1, at the regular shareholder’s meeting held on December 20, 2001, shareholders approved, pursuant to the Code, elimination of the Japan GAAP accumulated deficit of ¥12,071,756 thousand ($99,160 thousand) as of September 30, 2001 as recorded in the statutory book of accounts, transferring ¥12,071,576 thousand ($99,158 thousand) of APIC and ¥180 thousand ($2 thousand) of legal reserve.

11. Stock-Based Compensation

The Company issues stock options to its employees and directors at the discretion of the Board of Directors, but subject to the provisions of the articles of incorporation and shareholders’ approval. At the shareholders meetings, the shareholders approve the amount of stock options granted to each employee and director, the exercise price of each grant, the vesting period and the life of each option. Options typically vest after two years and have a five-year life. In August 1999, the Company issued options to employees and directors with exercise prices below the fair market value of the Company’s common stock and recorded a deferred stock compensation charge of approximately ¥329,000 thousand to be amortized over the vesting period of the options of two years. On July 30, 2000, the Company issued stock options to employees at fair market value. No compensation charge was recorded for these options. In the years of 2000 and 2001, the Company recognized ¥187,408 thousand and ¥125,599 thousand, respectively, of compensation expense from amortization of deferred stock compensation. In the year of 2000, the Company reversed ¥50,750 of deferred compensation expense relating to the forfeiture of unvested options, and in the year of 2001, the Company reversed ¥220,500 thousand of compensation expense relating to the forfeiture of unvested options including ¥94,901 thousand in compensation expense recognized in previous years. No unamortized stock compensation expense remained at the end of the year of 2001.

On September 30, 1998, the Company issued bonds of ¥1,762,500 to financial institutions with detachable warrants to purchase 705 shares of common stock. The Company repurchased all warrants immediately after issuance of the bonds in order to grant the warrants to former directors of the Company as a part of their remuneration. As the Code had restricted the amount of stock options the Company could grant (the Company issued up to 10% of outstanding shares of the company’s common stock until April 1, 2002), warrants were used to address restrictions in the Code limiting the amount of stock options that can be granted. Warrants to purchase 675 shares of common stock remained outstanding at September 30, 2002.

The following is a summary of option/warrant activity (whole amounts):

		Weighted
		Average
	Number of	Exercise Price	Options/Warrants
	Shares	Per Share	Price Range	Per Share

Outstanding at September 30, 1999	999	¥1,832,708	¥62,500	¥2,500,000

Options/warrants granted	322	3,776,250	—	3,776,250
Options/warrants exercised	(11)	119,318	62,500	125,000
Options/warrants canceled	(111)	1,158,739	62,500	3,776,250

Outstanding at September 30, 2000	1,199	2,443,688	62,500	3,776,250

Options/warrants granted	333	400,000	400,000	400,000
Options/warrants exercised	(63)	209,325	62,500	250,000
Options/warrants canceled	(720)	1,898,196	250,000	3,776,250

Outstanding at September 30, 2001	749	2,473,645	250,000	3,776,250

Options/warrants granted	—	—	—	—
Options/warrants exercised	(9)	250,000	400,000	400,000
Options/warrants canceled	(45)	1,672,139	250,000	3,776,250

Outstanding at September 30, 2002	695	¥2,493,005	¥400,000	¥3,776,250

At September 30, 2000, 2001 and 2002, 877, 685 and 684 options/warrants were exercisable at weighted average exercise prices per share of ¥2.7 million, ¥2.5 million and ¥2.5 million ($21 thousand), respectively.

The options/warrants outstanding and currently exercisable by exercise price at September 30, 2002 were as follows (whole amounts):

	Options/Warrants Outstanding			Options/Warrants Exercisable

		Weighted Average
		Remaining	Weighted		Weighted
Exercise	Number	Contractual Life	Average	Number	Average
Prices	Outstanding	(in year)	Exercise Price	Exercisable	Exercise Price

¥400,000	11	5.2	¥400,000	—	¥—
2,500,000	675	4.0	2,500,000	675	2,500,000
3,776,250	9	4.7	3,776,250	9	3,776,250

	695	4.0	2,483,290	684	2,516,793

     The Company has elected to continue to follow the provisions of APB 25 for financial reporting purposes and has adopted the disclosure-only provisions of SFAS No.123, “Accounting for Stock-Based Compensation.” The fair value of the Company’s stock options/warrants was estimated using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options/warrants that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected share price volatility. Since the Company’s stock options and warrants granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reasonable single measure of the fair value of its stock options/warrants. The fair value of each option/warrant granted is estimated on the date of grant using a type of Black-Scholes option-pricing model with the following assumptions used for grants:

	September 30, 2000	September 30, 2001	September 30, 2002

Expected volatility	168.5%	138.6%	N/A
Weighted-average risk-free
interest rate	0.50%	0.50%	N/A
Expected life (in years)	2.5	2.5	N/A
Expected dividends	—%	—%	N/A

     For pro forma purposes, had compensation cost for the plan been determined based on the fair value at the grant date for awards in 2000, 2001 and 2002 consistent with the provisions of SFAS 123, the Company’s net loss would have been (in thousands, except per share data):

	September 30,			September 30,

	2000	2001	2002	2002

Net (loss) income
As reported	¥(1,541,584)	¥(9,568,721)	¥1,337,744	$10,989
Pro forma	(1,781,610)	(9,584,751)	1,337,744	10,989
Basic net (loss) income per common share
As reported	¥(164,822.41)	¥(937,558.40)	¥130,460.70	$1,071.63
Pro forma	(190,485.61)	(939,128.50)	130,460.70	1,071.63
Diluted net (loss) income per common share
As reported	¥(164,822.41)	¥(937,558.40)	¥130,346.30	$1,070.69
Pro forma	(190,485.61)	(939,128.50)	130,346.30	1,070.69

12. Income Taxes

The provision for income taxes consisted of the following components (in thousands):

	September 30,
				September 30,
	2000	2001	2002	2002

Current	¥3,800	¥3,800	¥3,800	$31
Deferred	—	—	—	—

Provision for income taxes	¥3,800	¥3,800	¥3,800	$31

The Company is subject to a number of different income taxes that, in aggregate, result in a statutory tax rate in Japan of approximately 42% for fiscal 2000 and 2001 and 2002 .

Reconciliation of the differences between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years of 2000, 2001 and 2002 is as follows (in thousands):

	September 30,
				September 30,
	2000	2001	2002	2002

Amount computed by using normal Japanese statutory tax rate	¥(646,637)	¥(4,022,049)	¥564,119	$4,634
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purposes	59,427	2,390	1,603	13

	September 30,			September 30,

	2000	2001	2002	2002

Tax deductible stock issuance expenses	(272,994)	—	—	—
Increase (decrease) in deferred tax asset valuation allowance	864,291	4,019,705	(565,804)	(4,648)
Per-capita levy	3,800	3,800	3,800	31
Others-net	(4,087)	(46)	82	1

Income taxes as reported	¥3,800	¥3,800	¥3,800	$31

The significant components of deferred income tax assets and liabilities at September 30, 2000, 2001 and 2002 were as follows (in thousands):

	September 30,		September 30,

	2001	2002	2002

Deferred tax assets:
Operating loss carry-forwards	¥3,739,979	¥4,433,360	$36,417
Loss on impairment of equipment not deductible for tax purposes	999,524	2,683	22
Loss on impairment in an affiliate not deductible for tax purposes	198,476	0	0
Depreciation in excess of tax deductible amount	48,391	35,645	293
Write-off of accounts receivable in excess of tax deductible amount	38,259	17,317	142
Allowance for doubtful accounts in excess of tax deductible amount	17,518	4,147	34
Other	17,830	1,023	8

Gross deferred tax assets	5,059,978	4,494,174	36,916

Less:
Valuation allowance	(5,059,978)	(4,494,174)	(36,916)

Net deferred tax assets	¥—	¥—	$—

Operating loss carry-forwards for tax purposes at September 30, 2002 amounted to approximately ¥10,543 million which is available to offset future taxable income. Approximately ¥335 million, ¥1,917 million, ¥6,642 and ¥1,649 million of operating loss carry-forwards will expire in the periods ending September 30, 2004, 2005, 2006 and 2007, respectively, unless utilized prior to that date. The Company analyzes its deferred tax assets with regards to potential realization. The Company has established a full valuation allowance on its deferred tax assets based on management’s determination that it is more likely than not that the deferred tax asset will not be realized based upon the uncertainty of their realization. The Company has considered estimated future taxable income and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance.

The net changes in the valuation allowance for deferred tax assets during the years of 2001 and 2002 were increase of ¥4,019,705 thousand and decrease of ¥565,804 thousand, respectively.

13. Segment Information

As mentioned in “Risk of business concentration” in the Note 2, the Company had three reportable segments: Deskwing, Other Hosting service, and System Development services, as reviewed by the Company’s management. All product segments used common assets and management did not review this information separately. The Company has changed its business strategy and now offers Deskwing and its related services as only one business. As discussed in Note 1, all of the Company’s operations are conducted in Japan.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—

1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*

1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation)	—

1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation)	—

2.1	Specimen Common Stock certificates of the Registrant*

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.*

4.1	Memorandum on Microsoft Hosting Deployment Program dated September 17, 1999 between Microsoft Co., Ltd and the Registrant (with English translation)*

4.2	Agreement on Delegation of Intermediary Business relating to Application for the Registration of the Organizational Type/Geographical Type JP Domain Name dated April 1, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (with English translation)*

4.3	Amended and Restated Agreement on Delegation of Business dated February 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)*

4.4	Agreement on Agreed Termination and Transfer of Business dated November 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)**

4.5	Order Sheet and Receipt of Order dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.6	Lease Contract dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.7	Agreement on Agreed Termination of Lease Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.8	Sales Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.9	Software License Agreement dated March 4, 2002 between the Registrant and Network Associates Co., Ltd. (English translation)***

4.10	Agreement on Delegation of Business relating to the specified

EXHIBIT	DESCRIPTION	PAGE

Administration Company of IP address dated March 31, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (English translation)***

4.11	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)	—

4.12	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****	—

4.13	Amendment to Outsourcing Fee Agreement and Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****	—

4.14	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online, Inc. (English translation)	—

4.15	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.16	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.17	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****	—

4.18	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****	—

4.19	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)	—

10.1	Description of American Depositary Receipts	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F-1 (File No. 333-11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20-F (File No. 0-30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20-F (File No. 0-30530) filed on April 12, 2002.

****	This exhibit contains confidential material that has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with the Securities and Exchange Commission.