Form 20-F
period 2003-09-30
CRAYFISH CO LTD
filed 2004-03-10
CIK 1106934

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

(Mark One)

[  ]      Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X]     Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003

OR

[  ]      Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from            to

Commission file number 0-30530

KABUSHIKI KAISHA CRAYFISH
(Exact Name of Registrant as Specified in Its Charter)

CRAYFISH CO., LTD.
(Translation of Registrant’s Name into English)

HIKARI CENTER BLDG., 5TH FLOOR 16-15,
MINAMI IKEBUKURO 1-CHOME
JAPAN	TOSHIMA-KU, TOKYO 171-0022 JAPAN
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

NONE	NONE

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

     As of September 30, 2003, 10,268 shares of common stock were outstanding, comprised of 9,864 Shares and 202,000 ADSs (equivalent to 404 shares).**

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

Forward—looking Statements

     This annual report contains forward—looking statements based upon our current expectations, assumptions, estimates and projections about our business and industry in light of the information currently available to us. To the extent that statements in this annual report on Form 20—F do not relate strictly to historical or current facts, they may constitute forward—looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward—looking information. Our actual actions or results may differ materially from those discussed in any forward—looking statement as a result of known and unknown risks, uncertainties and other factors.

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

     We undertake no obligation to publicly update any forward—looking statement after the date of this annual report, but investors are advised to consult any further disclosures by us in our subsequent filings pursuant to the Securities Exchange Act of 1934.

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

U.S. GAAP FINANCIAL DATA

     The statements of operations data below for the fiscal years ended September 30, 1999, 2000, 2001, 2002 and 2003 and the balance sheet data as of September 30, 1999, 2000, 2001, 2002 and 2003 that are identified as being prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, are derived from our audited financial statements prepared in accordance with U.S. GAAP. The U.S. GAAP statements of operations data for the fiscal years ended September 30, 2001, 2002 and 2003 and the U.S. GAAP balance sheet data as of September 30, 2001, 2002 and 2003 were audited by BDO Sanyu & Co., independent accountants. U.S. GAAP statements of operations data for the years ended September 30, 2001, 2002 and 2003 and balance sheet data as of September 30, 2002 and 2003 are included in our financial statements and related notes beginning on page F-1.

     The results of operations for the years of 1999 and 2000 have been revised to reclassify activities attributable to the discontinued segments to the line item “(Loss) income from operations of discontinued business segments” in our statements of operations. Historically, we had operated as three separate segments for management and financial reporting purposes. In accordance with our Business Revival Plan announced in July 2001, we discontinued our “Other Hosting Services” and “Systems Development Services” segments, leaving only our “Deskwing Hosting Services” segment remaining. In addition, we terminated several on-going research and development projects. As a result, we began reporting a single segment since the year ended September 30, 2001. These reclassifications have no effect on previously reported results of operations and shareholders’ equity.

     We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations data for the years ended September 30, 1999, 2000, and 2001 below.

STATEMENTS OF OPERATIONS DATA (U.S. GAAP):

	Year ended September 30,

	1999(1)	2000(1)	2001(2)	2002	2003	2003

	(in thousands of yen and U.S. dollars, except share and per share amounts)
Revenue	¥811,687	¥6,728,865	¥5,311,814	¥2,945,360	¥1,771,918	$15,901
Cost of revenue (3)	796,212	5,653,051	3,391,888	636,174	649,620	5,829

Gross profit	15,475	1,075,814	1,919,926	2,309,186	1,122,298	10,072

Operating expenses (3)	448,929	2,079,134	9,273,622	978,184	559,572	5,022

(Loss) income from operations	(433,454)	(1,003,320)	(7,353,696)	1,331,002	562,726	5,050

Other (expense) income, net	(19,090)	7,665	(1,047,112)	10,542	(789,274)	(7,083)

(Loss) income from continuing operations before provision for income taxes	(452,544)	(995,655)	(8,400,808)	1,341,544	(226,548)	(2,033)
Provision for income taxes	2,981	3,800	3,800	3,800	1,210	11

(Loss) income from continuing operations	(455,525)	(999,455)	(8,404,608)	1,337,744	(227,758)	(2,044)
Gain (loss) from operations of discontinued business segments	99,786	(542,129)	(1,164,113)	—	—	—

Net (loss) income	¥(355,739)	¥(1,541,584)	¥(9,568,721)	¥1,337,744	¥(227,758)	$(2,044)

(Loss) earnings per share
Per common share basic:
(Loss) income from continuing operation	¥(100,958.55)	¥(106,859.30)	¥(823,496.77)	¥130,460.70	¥(22,192.15)	$(199.16)
(Loss) income from operations of discontinued business segments	22,115.69	(57,963.11)	(114,061.63)	—	—	—

Net (loss) income	¥(78,842.86)	¥(164,822.41)	¥(937,558.40)	¥130,460.70	¥(22,192.15)	$(199.16)

Per common share diluted:
(Loss) income from continuing operation	¥(100,958.55)	¥(106,859.30)	¥(823,496.77)	¥130,346.30	¥(22,192.15)	$(199.16)

(Loss) income from operations of discontinued business segments	22,115.69	(57,963.11)	(114,061.63)	—	—	—

Net (loss) income	¥(78,842.86)	¥(164,822.41)	¥(937,558.40)	¥130,346.30	¥(22,192.15)	$(199.16)

Shares used in per share calculation —
basic	4,512	9,353	10,206	10,254	10,263	10,263

diluted	4,512	9,353	10,206	10,263	10,263	10,263

(1)	Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of APB No. 30. Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2)	As a result of the elimination of the “Other Hosting Services” and “Systems Development Services” segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of APB No. 30. Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3)	Service fees paid to Hikari Tsushin, Inc (“Hikari Tsushin”) previously accounted for under operating expenses have been reclassified under cost of revenue for the years ended September 30, 1999, 2000 and 2001.

BALANCE SHEET DATA (U.S. GAAP):

	As of September 30,

	1999		2000		2001		2002		2003(1)		2003(1)

	(in thousands of yen and U.S. dollars)
Cash and cash equivalents	Yen	4,179,770	Yen	23,017,011	Yen	14,429,199	Yen	16,412,076	Yen	1,931,316	$17,332
Total assets		6,282,423		27,673,791		15,609,662		16,914,902		3,113,277	27,939
Total shareholders’ equity		4,142,249		25,027,240		15,376,806		16,716,800		2,117,842	19,006

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In light of factors including present conditions: the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen 14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital were Yen 7,639,106 thousand and Yen 6,736,094 thousand, respectively.

JAPANESE GAAP FINANCIAL DATA

     The statements of operations data below for the fiscal years ended September 30, 1999, 2000, 2001, 2002 and 2003 and the balance sheet audited data as of September 30, 1999, 2000, 2001, 2002 and 2003 are derived from our condensed financial statements prepared in accordance with Japanese GAAP. Our condensed financial statements prepared in accordance with Japanese GAAP are not included in this annual report.

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

     Information presented in Japanese GAAP differs in important ways from U.S. GAAP.

SELECTED OPERATIONS DATA (Japan GAAP):

	Year ended September 30,

	1999		2000		2001		2002		2003		2003

	(in thousands of yen and U.S. dollars)
Total revenue	Yen	1,137,942	Yen	6,822,669	Yen	5,416,939	Yen	2,939,808	Yen	1,768,165	$15,868
Total cost of revenue		645,177		2,311,013		2,842,794		630,264		649,620	5,830

Gross profit		492,765		4,511,656		2,574,145		2,309,544		1,118,545	10,038
Selling, general and administrative expenses		839,567		5,820,002		4,751,197		803,595		507,307	4,553

Operating profit (loss)		(346,802)		(1,308,346)		(2,177,052)		1,505,949		611,238	5,485
Other income (expense), net		(40,236)		(635,228)		(127,470)		(60,104)		(16,460)	(147)
Special income (loss), net		(988)		(7,058)		(7,499,090)		(104,116)		(825,682)	(7,410)

Income (loss) before provision for income taxes		(388,026)		(1,950,632)		(9,803,612)		1,341,729		(230,904)	(2,072)
Provision for income taxes		2,981		3,800		4,171		3,800		1,210	11
Minority interest in loss		—		—		79,761		—		—	—

Net income (loss)	Yen	(391,007)	Yen	(1,954,432)	Yen	(9,728,022)	Yen	1,337,929	Yen	(232,114)	$(2,083)

SELECTED BALANCE SHEET DATA (Japan GAAP):

	As of September 30,

	1999		2000		2001		2002		2003(1)		2003(1)

	(in thousands of Yen and U.S. dollars)
Cash and cash equivalents	Yen	5,724,131	Yen	22,764,731	Yen	14,485,802	Yen	16,412,076	Yen	1,931,315	$17,332
Total assets		6,243,078		22,563,597		15,820,206		16,914,902		3,129,038	28,081
Total liabilities		2,110,282		446,104		271,629		198,102		991,436	8,897
Total shareholders’ equity		4,132,796		25,117,493		15,402,657		16,716,800		2,137,602	19,183

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In light of factors including present conditions: the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen 14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital were Yen 7,495,640 thousand and Yen 6,879,560 thousand, respectively.

EXCHANGE RATES

     Fluctuations in exchange rates between the yen and dollar and other currencies will affect the dollar and other currency equivalents of the yen price of our shares and ADSs and the dollar amounts received on conversion of any cash dividends. We have translated some yen amounts presented in this annual report into dollars solely for your convenience.

     Unless otherwise noted, the rate used for the translations was Yen 111.43 to U.S.$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on September 30, 2003.

     The following table presents the noon buying rates for yen per $1.00 in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in dollars.

YEAR ENDED/ENDING SEPTEMBER 30,	HIGH		LOW		AVERAGE(1)		PERIOD—END

1999	Yen	135.75	Yen	103.78	Yen	117.49	Yen	106.82
2000		111.11		101.53		106.43		107.90
2001		126.75		107.30		118.14		119.23
2002		134.77		115.71		125.52		121.74
2003		107.18		121.42		115.93		111.43
2004 (through January 31, 2004)
CALENDAR YEAR 2003
August		120.47		116.71		118.66		116.71
September		117.41		111.07		114.80		111.43
October		110.90		108.18		109.50		110.10
November		111.20		107.98		109.18		109.53
December		109.61		107.18		107.85		107.18
CALENDAR YEAR 2004
January		107.17		106.06		106.41		106.21

(1)	Fiscal year average is calculated from the average of the exchange rates on the last day of each month during the period.

     The noon buying rate for Japanese Yen on February 27, 2004 was 109.26 Japanese Yen per US$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS.

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D.	RISK FACTORS.

     You should be aware of the risks described below. Any of these risks could adversely affect our business, financial condition or results of operations. As a result, the trading price of our shares or ADSs could decline, and investors may lose all or part of their investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

OUR REVENUE MAY CONTINUE TO DECLINE IF WE DO NOT RETAIN CUSTOMERS

     Our success depends on the retention of customers. The number of our subscribers declined from 12,864 as of September 30, 2002, to 8,209 as of September 30, 2003. Reasons for customer losses include, among others, competition from competitors offering comparable services at lower prices or offering services targeting our market, dissatisfaction with our customer support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general.

WE OPERATE IN A VERY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY; INEFFECTIVE COMPETITION MAY NEGATIVELY AFFECT OUR REVENUES

     According to the Economic Planning Agency in 1999, the growing information technology market was approximately Yen12.83 billion, and it was estimated that the market will grow 2% to 4% per year. The market for information technology businesses is very competitive in Japan. There are few substantial barriers to entry, and we expect to face additional competition not only from existing competitors but also from new market entrants in the future. Our current and potential competitors for hosting business include: Japanese and international telecommunications carriers and related internet service providers such as Nippon Telegraph and Telephone Corporation, KDDI Corporation, Hewlett-Packard Development Corporation, L.P., Internet Initiative Japan Inc. and Global Media Online Inc. These competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the information technology industry than us. Furthermore, some of our competitors have offered services similar to ours at lower prices than ours or with incentives not matched by us.

IF WE ARE UNABLE TO DEVELOP AN EFFECTIVE MARKETING CHANNEL TO INCREASE SALES, OUR BUSINESS MAY SUFFER.

     Until November 2000, we outsourced sales and marketing of our DESKWING hosting service to Hikari Tsushin, Inc. After the November 2000 termination of this agreement, we began to build our own sales and marketing team, but concluded that the costs associated with customer acquisition would continue to exceed revenues from new customers for our current service offerings under existing competitive conditions. As a result, we reduced the size of our sales and marketing team and focused primarily on customer retention. Currently, we have been attempting to reduce the number of customer cancellations by offering new services promoted mostly through CalltoWeb, an affiliate of Hikari Tsushin. If we are unable to develop cost—efficient marketing channels to expand our customer base and sales, the size of our customer base will likely continue to decline, we will not be able to increase revenues and our ability to achieve profitability will be limited.

RISKS THAT MAY HARM OUR HARDWARE BUSINESS ALSO INCLUDE COMPETITION, PAYMENT COLLECTION AND DAMAGE TO REPUTATION

     Our current hardware competitors include Japanese and international companies such as DAIWABOU Information System Co., Ltd., SOFTBANK Corp., OTSUKA Corporation and other companies. These companies have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the hardware industry than us. Some of our competitors may offer products that are similar to ours at lower prices. It is possible that our competitors may make it more difficult for us to acquire new customers or to retain existing customers. Additionally, there is no assurance that clients will pay our hardware product fees pursuant to our contract terms. Failure to pay these fees may negatively affect our earnings. Furthermore, while our contracts limit our liability for defective products, delivering defective products to our customers may adversely affect our hardware business by damaging relationships with clients and our corporate image.

RISKS THAT MAY HARM OUR SOFTWARE BUSINESS ALSO INCLUDE COMPETITION, PAYMENT COLLECTION AND DAMAGE TO REPUTATION

     Current and potential competitors to our Enterprise Resource Planning (ERP) and other software business include Enterprise Resource Planning (ERP) companies, companies connected with providing ERP packages, and providers of other business software such as OBIC Co., Ltd., OTSUKA Corporation and other companies. These competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the software industry than us. Some of our competitors may offer products that are similar to ours at lower prices. It is possible that our competitors may make it more difficult for us to acquire new customers or to retain existing customers. Additionally, there is no assurance that clients will pay our software product fees pursuant to our contract terms. Failure to pay these fees may negatively affect our earnings. Furthermore, while our contracts limit our liability for defective products, delivering defective products to our customers may adversely affect our software business by damaging relationships with clients and our corporate image.

RISKS THAT MAY HARM OUR INTERNET ADVERTISING SPACE SALES BUSINESS ALSO INCLUDE COMPETITION, PAYMENT COLLECTION, SECURITY VIOLATIONS, LAW VIOLATIONS AND COPYRIGHT INFRINGEMENT

     Our advertising space business is directly and indirectly involved in the internet market. Large Japanese advertising agencies, such as Dentsu Inc., Hakuhodo Inc. and Recruit carry exhaustive information on many types of customers. These companies also have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the advertising industry than us. Some of our competitors may also offer similar products to ours at lower prices. Competition from these and other companies may limit our ability to acquire new customers or cause our existing customers to stop using our services, and may therefore limit our profitability. Additionally there is no guarantee that clients will pay the advertisement fees pursuant to our contract terms. Failure to pay these fees may negatively affect our earnings. We have implemented a security system to attempt to prevent unauthorized access, computer viruses and other similar problems. However our security system may not be sufficient to protect our network from all forms of network attacks. A computer virus or security breach could potentially damage relationships with our clients and damage our internet advertising business. The content of our clients’ advertisements may violate Japanese laws or regulations, or may damage the relationships between Crayfish and media space companies such as television and radio broadcasters, and publishers of magazines and newspapers. Additionally, if our clients’ internet advertising infringes on a copyright of a third party, we may be liable to such third party under Japanese or International copyright laws, and our earnings or reputation may suffer as a result.

IF WE MAY FAIL TO CARRY OUT OUR NEW BUSINESS STRATEGY, OUR BUSINESS MAY SUFFER.

     If we fail to meet customer needs, develop effective market channels, or if Hikari Tsushin’s affiliates stop selling our new business products, our profitability will be limited. We may also consider merging with or acquiring other companies, investing in other companies, or purchasing part or all of a business from other companies. However, there is no guarantee that we will succeed in implementing any new business strategies we adopt. We may incur significant losses if we fail to implement our new business strategy.

WE ARE PARTY TO SECURITIES CLASS ACTION LITIGATION WHICH MAY BE COSTLY TO DEFEND, THE OUTCOME OF WHICH IS UNCERTAIN AND WHICH MAY HARM OUR BUSINESS.

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business. On and after September 8, 2000, class action lawsuits were filed in the United States District Court for the Southern District of New York against (i) the Company, (ii) our CEO at the time, (iii) the underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of our American Depositary Shares, Crayfish violated U.S. securities laws by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities laws. Eleven lawsuits were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointing lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. After negotiations, the parties have entered into a memorandum of understanding regarding the settlement of the class action litigation, subject to the execution of a final settlement agreement and approval by the court.

     Pursuant to the memorandum of understanding, defendants Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, Crayfish’s CEO at the time of our public offering, reached a settlement with the plaintiffs to settle and dismiss all pending class action litigation for US$9,000,000. Crayfish entered into this settlement solely to avoid any further cost, burden or uncertainty from the litigation, and has not acknowledged and will not acknowledge the validity of any claims alleged by the plaintiffs. Out of the US$9,000,000 required to be paid under the memorandum of understanding, US$6,625,000 has already been deposited by Crayfish into an escrow account pending court approval of the settlement. Crayfish recorded this amount as an expense in its third fiscal quarter ended June 30, 2003.

     This settlement will not become final until approved by the court. Court approval of the settlement depends on several factors which may be beyond Crayfish’s control. The court may or may not approve the settlement. Failure to settle the litigation may result in costly defense costs to us, and the outcome of the litigation is uncertain, and could have a material adverse effect on our business and financial condition.

OUR SALES AND REVENUES ARE SENSITIVE TO ECONOMIC TRENDS IN THE JAPANESE MARKET, WHICH MAY BE NEGATIVE.

     Purchases of our products and services are, to a very significant extent, discretionary. Accordingly, weakening economic conditions may reduce consumption in any of our major markets which would cause material declines in our sales and operating income. In addition, weakening economic conditions may also affect collection of fees from our subscribers. If the Japanese economy declines, if international political and military instability depresses consumer confidence, or if other negative economic trends continue or accelerate in any of our markets, our profitability may be significantly adversely affected.

WE HAVE A HISTORY OF LOSSES AND WE MAY INCUR LOSSES IN THE FUTURE.

     We incurred a net loss of approximately Yen228 million for the year ended September 30, 2003. We earned net income of Yen1,338 million in fiscal year 2002. We incurred net losses of Yen9,569 million for the year ended September 30, 2001, Yen1,542 million for the year ended September 30, 2000 and Yen356 million for the year ended September 30, 1999. We may incur net losses at the end of the current fiscal year and perhaps thereafter. In addition, revenues have decreased in the fiscal year 2003 due to a reduction in the size of our DESKWING customer base. The number of our subscribers has declined from 12,864 as of September 30, 2002 to 8,209 as of September 30, 2003. We believe that under the present economic conditions in Japan, the size of our e-mail hosting service customer base will continue to decrease.

IF WE FAIL TO OFFER CUSTOMERS SERVICES WHICH MEET THEIR NEEDS IN A TIMELY AND EFFICIENT MANNER, OUR BUSINESS MAY SUFFER.

     In order to succeed, we must accurately forecast, design and implement service enhancements and new services that meet customer needs in a timely and efficient manner. The e-mail hosting business, software business, hardware, and advertising space business are influenced by rapidly changing technology and customer needs, as well as by frequent new product introductions and terminations. Enhancement of existing services or development of new ones may require substantial time and expense and may not achieve sufficient market acceptance. The expansion of customer needs is also related to the increasing purposes and expanding uses of computers and servers. However, the introduction of new products may affect the sales of our current services, such that the introduction of small server hardware may reduce the customer base of our rental server business. Also, if we are unable to apply rapidly changing technology to meet evolving customer needs or if there is the occurrence of any event of force majeure, we may not be successful in increasing revenues and achieving profitability.

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

THE MARKET FOR OUR SERVICES MAY NOT GROW.

     Our success depends particularly on continued growth in the use of e—mail hosting and other internet—related services, especially by small and medium—sized enterprises in Japan. It is uncertain if this market will continue to grow. If this market does not continue to grow, our business will be adversely affected.

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

OUR BUSINESS MAY SUFFER IF WE CANNOT RECRUIT AND RETAIN QUALIFIED PERSONNEL.

     We have substantially reduced the number of our full—time employees and as a result, we are increasingly dependent upon a small number of key employees to operate our business. Recruitment and retention of employees will continue to be difficult due to more competitive market conditions. Our employment system encourages employees to meet with department managers to discuss job conditions. It includes incentives, rewards employees based on their performance, and provides for quarterly performance evaluations. We may not be able to retain or attract qualified personnel notwithstanding our employment system, or due to other factors, and as a result, the quality of our operations or our ability to develop new services may be adversely affected.

WE ARE SUBJECT TO CONTROL BY HIKARI TSUSHIN.

     Hikari Tsushin currently directly and indirectly controls 87.76% of our issued shares. See “Item 7. A. MAJOR SHAREHOLDERS”. As a result, Hikari Tsushin can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of Hikari Tsushin in these and other matters may differ from yours. In addition, if Hikari Tsushin were to sell its stockholdings in us, it could negatively impact our stock price.

WE MAY BE ACCUSED OF INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

     Our business may be adversely affected by claims that we or our customers are infringing the proprietary rights of others. While we are not aware of any infringement by us of the proprietary rights of third parties, we might face claims of infringement in the future. Any claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing agreements required might not be available at all or on terms acceptable to us.

THE PROTECTION OF OUR PROPRIETARY INFORMATION IS LIMITED.

     We have no patented technology. Our technology may be misappropriated, or a third party may independently develop similar technologies. We outsource some of our programming development works to a number of independent software developers, and in most of these cases, our agreements with these software developers do not prohibit them from developing an application based on the knowledge of the underlying operating software they acquire through providing their services to us. We registered “DESKWING” as a service mark on July 5, 2002. We rely on a combination of copyright, trademark, service mark, trade secret and other related laws and contractual restrictions to establish and protect certain proprietary rights in our technology. The steps we have taken, or can take, to protect our intellectual property may be insufficient to protect our assets.

WE DEPEND UPON THIRD PARTIES AND HIKARI TSUSHIN AND ITS AFFILIATES TO MAINTAIN AND ENHANCE OUR BUSINESSES.

     We have become increasingly reliant on the services of third parties such as Global Media Online Inc. and CalltoWeb, which provide DESKWING services pursuant to outsourcing agreements as announced in our press releases as of August 1, 2002. We receive marketing support from Hikari Tsushin and its affiliates for our software sales, hardware sales and internet advertising space business. Our business may be disrupted and our reputation may be damaged if such third parties fail to provide their services appropriately or by the misconduct of third parties, Hikari Tsushin, or its affiliates, such as the misuse of confidential information acquired during the course of performing their services. Working with third parties, Hikari Tsushin or its affiliates may lengthen the time required to respond to subscribers’ inquiries, and therefore negatively affect subscriptions. In the future, we may outsource business operations to third parties, Hikari Tsushin or its affiliates.

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

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY ADVERSELY IMPACT OUR BUSINESS.

     A significant barrier to the growth of e—commerce and communications over the internet has been the need for secure transmission of confidential information. Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. We experienced three instances of unauthorized access to data of our customers in December 1999. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third person were able to misappropriate our users’ personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities.

WE COULD FACE LIABILITY FOR INFORMATION DISSEMINATED THROUGH OUR NETWORK.

     It is possible that claims could be made against e—mail and other Web—related hosting service providers in connection with the nature or content of the materials disseminated through their networks. Several private lawsuits are pending in the United States which seek to impose liability upon service providers as a result of the nature or content of materials disseminated over the internet. It is possible that there may be similar lawsuits in Japan in the future. If any of these actions succeed, we might be required to respond by investing substantial resources or discontinuing some of our services. In addition, the governments of Japan, the United States and other jurisdictions could enact laws and regulations related to content distributed over the internet that are more strict than those currently in place. The increased attention focused upon liability as a result of these lawsuits and legislative proposals could impact the growth of internet use.

WE MAY BE DELISTED FROM THE TOKYO STOCK EXCHANGE OR FORCED TO TAKE COSTLY MEASURES TO PREVENT BEING DELISTED FROM THE TOKYO STOCK EXCHANGE

     Between September 30, 2002 and September 30, 2003, the number of our shareholders increased from 211 shareholders to 389 shareholders. However, the number of our shareholders may fall below the minimum listing requirements of the Mothers market of the Tokyo Stock Exchange. Under current requirements, if the number of our shareholders falls below 150, we will have one year within which to return to a minimum of 150 shareholders in order to retain our listing. We may be required to take costly measures to avoid being delisted. If these measures are not successful, we may be delisted from the Tokyo Stock Exchange.

FAILURE TO COMPLY WITH NEW U.S. LAWS AND REGULATIONS AFFECTING CERTAIN COMPANIES WHICH ARE PUBLICLY TRADED IN THE U.S. MAY HARM OUR BUSINESS

     The Sarbanes—Oxley Act of 2002 imposes several new requirements on certain companies whose securities are registered under certain U.S. federal securities laws, including Crayfish. We are a SEC—registered non—U.S. company. The application and interpretation of some of the Act’s provisions are uncertain at this time and some of the provisions are only effective after SEC rulemaking. However, we may be required to perform U.S. GAAP audits of our 6—K filings and take other costly steps to comply with the Sarbanes—Oxley Act. Failure to take these steps may subject us to costly penalties which may harm our business and affect the liquidity and price of our shares.

WE MAY BE UNABLE TO TERMINATE OUR REGISTRATION UNDER U.S. SECURITIES LAWS AND WE MAY CONTINUE TO INCUR COSTS TO COMPLY WITH U.S. SECURITIES LAWS.

     Recent changes in U.S. laws and regulations may require changes in corporate governance that are different from the way Japanese companies traditionally operate. Compliance with new U.S. laws and regulations also may cause us to incur additional expenses in order to comply with such laws and regulations. These costs may harm our business and affect the liquidity and price of our securities. For these and other reasons, management has decided to delist its ADSs from Nasdaq and terminate the registration of our ADSs under Section 12(g) of the Securities and Exchange Act of 1934. While we delisted our ADSs from Nasdaq effective November 24, 2003, U.S. laws and regulations will not allow us to terminate our registration until the total number of our shareholders, including ADS holders, falls to under 300. If we are unable to terminate our registration, we will continue to incur expenses in connection with our reporting obligations as a SEC-registered company. These costs may harm our business and affect the liquidity and price of our securities.

WE MIGHT BE LIABLE FOR DAMAGES IF THERE ARE DEFECTS IN ASSETS WE HAVE SOLD.

     We sold a significant portion of certain servers and other technical equipment used to operate our DESKWING service to Diamond Lease Company Ltd. (“Diamond Lease”) in fiscal year 2003. We may be liable to Diamond Lease for damages caused by any material defects in the equipment.

JAPANESE LAWS AND REGULATIONS WHICH IMPACT OUR INDUSTRY COULD HARM OUR BUSINESS.

     We are not currently subject to direct regulation by any governmental agency, or laws or regulations, other than the Telecommunications Business Law of Japan, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, regulation related to advertisements and regulations applicable to businesses in general including, but not limited to, the Japanese Civil Code. Our service users or ourselves may be held responsible for information, which is posted, on the internet. Such claims may include, but not be limited to, claims involving defamation. We may also be responsible for product we sold such as software, hardware and advertising space, or advertisement we arranged to post. Our business could suffer if we fail to comply with the aforementioned regulations or any new laws or regulations that may be adopted in the future.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     We were incorporated on October 16, 1995 in Japan as a joint stock corporation under the name Crayfish Co., Ltd. Our head office is located at Hikari Center Bldg. 5th Floor, 16-15, Minami Ikebukuro 1-chome Toshima-ku, Tokyo 171-0022, Japan. Our telephone number is 81-3-5951-7192. Our World Wide Web address is www.Crayfish.Co.Jp. Information contained in our Web site does not constitute part of this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

     Our business grew from our origins in internet-based hosting services. These services involved the provision of server space and support operations for internet-related applications for customers. In October 1995, we began operating domestic Web-hosting services for internet service providers. We have since entirely phased out these services. We began to offer our “Hitmail” e-mail hosting service to small and medium-sized enterprises in Japan in May 1998. As of February 1, 2001, we renamed “Hitmail” as “DESKWING”.

     Hikari Tsushin became our exclusive sales agent for Hitmail in May 1998, providing us with marketing and sales support. Hikari Tsushin acquired a majority of our shares in March 1999. In December 2000, we terminated our sales agreement with Hikari Tsushin and began to market our services alone. In March 2000, we became a public company following the listing of our shares on both the Nasdaq National Market in the United States and the Mothers market of the Tokyo Stock Exchange in Japan. As a result of the public offering, Hikari Tsushin’s direct and indirect ownership of Crayfish was reduced to 46.29% at that time.

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

     As a result of a public tender offer in Japan for our shares by Hikari Tsushin during the period from September 5 to 25, 2001, Hikari Tsushin’s direct and indirect shareholdings increased from 4,761 shares, or 46.7% of our outstanding shares, to 7,469 shares, representing 72.9% of our outstanding shares as of September 30, 2001. Hikari Tsushin purchased 2,750 shares in the offering at a per share price of Yen900,000 on September 26, 2001. On August 22, 2003, Hikari Tsushin acquired 1,500 our shares at a price of Yen285,000 per share. Hikari Tsushin directly and indirectly owned 9,011 shares representing 87.76% of our shares as of September 30, 2003.

     We began several new businesses in fiscal year 2003 including sales of software, hardware and internet advertising. Hikari Tsushin’s affiliates provide to us sales and marketing support in connection with these new businesses. Revenue from these new businesses during fiscal year 2003 was primarily generated from our sales to affiliates of Hikari Tsushin.

     On July 31, 2003, our shareholders approved a significant reduction in capital and paid-in capital based on our belief that we will not require significant future capital investments or expenditures related to the class action lawsuit. Subsequently, we filed to Tokyo Legal Affairs Bureau, and distributed cash in accordance with the Japanese Commercial Code in the amount of Yen14,375,200,000, or Yen1,400,000 per common share or Yen2,800 per ADR. The cash was distributed on October 10, 2003 to ADR holders of record as of August 15, 2003.

     We have terminated our ADR program and delisted our ADRs from Nasdaq. As announced in our press release on August 22, 2003, our Board of Directors decided to delist our ADRs from Nasdaq effective on November 24, 2003 and to terminate our ADR program on the same date after considering various factors as described in the release.

     Information concerning our principal capital expenditures during the last three years has been included under “Item 4.D. Property, Plant and Equipment.” Information concerning divestitures made by us during the last three years has been included under “Item 4.C. Organizational Structure” and in “Item 4.D. Property, Plant and Equipment.”

B. BUSINESS OVERVIEW.

     We provide e-mail hosting services, and market software, internet advertising and hardware, to small and medium-sized enterprises in Japan. We seek to alleviate the intimidation that small and medium-sized enterprises may feel about the cost, time or technology involved in establishing and maintaining an internet presence and purchasing business-friendly hardware and software. Our customers enjoy the benefits of internet communications, productivity and e-commerce hardware and software solutions which cannot be achieved on their own without building and maintaining a costly information-technology infrastructure.

OUR SERVICES

1. CORE SERVICE — DESKWING

     Hitmail, a hosting service targeting small and medium-sized enterprises and the predecessor of our core service, DESKWING, was introduced in May 1998. Our original DESKWING service provided to customers a domain name of their own choosing with up to 50 e-mail addresses and 100 megabytes of server capacity, and an average daily transfer volume up to 800 megabytes. On November 1, 2002 we began to offer a new enhanced DESKWING service (sometimes referred to herein as “New DESKWING”) that provides several pricing and service options under two service plans, “Type-1” and “Type-2”. Type-1 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 600 megabytes of server capacity (including internet access) and an unlimited average daily transfer volume. Original DESKWING subscribers are automatically upgraded to Type-1. Type-2 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 1,500 megabytes of server capacity (including internet access) and an unlimited average daily transfer volume. Both Type-1 and Type-2 include additional features such as SSL encryption, and free mailing lists. Type-2 provides a larger range of functions including PHP and MySQL at no charge. The initial fee of Yen30,000 for former DESKWING subscribers has been generally waived for marketing purposes in the past. The initial fee for Type-1 is Yen10,000 and Type-2 has no initial fee. Monthly fees for both Type-1 and Type-2 are Yen10,000 and Yen20,000, respectively. On December 1, 2002, we offered a new discount campaign that waived the initial payment of Yen10,000 for Type-1 DESKWING service. We ended this discount campaign on September 30, 2003 and began a new discount plan which waived the initial payment of Yen10,000 for Type-1 DESKWING service and the initial payment for any Virus Check plan when customers applied for Type-1 DESKWING service and any Virus Check plan at the same time. (Virus Check is further described below under “Additional Services Related to DESKWING”.) We then began a discount plan on September 30, 2003 wherein the initial payment of Yen10,000 for Type-1 DESKWING service was waived when customers applied for Type-1 DESKWING and Nikkei Telecom 21 services at the same time. (Nikkei Telecom 21 is further described below under “Additional Services Related to DESKWING”.) Both discount plans were terminated on December 31, 2003.

New enhanced DESKWING has the following basic features:

•	Service and Support – We designed DESKWING to serve users with different experience levels. We provide free telephone and e-mail technical support for DESKWING as well as advice regarding how to choose a personal computer and internet service provider, from 9:00 a.m. to 6:00 p.m. Tokyo time, 5 days a week. We do not provide in-person client support. On August 1, 2002 we began to outsource our customer support services to CalltoWeb, Inc. (“CTW”), an affiliate of Hikari Tsushin.

•	Client-Site Controllability – Each DESKWING subscriber receives a log-in ID and password for access to its control panel. The control panel allows the subscriber to change, add and delete e-mail addresses under its domain name.

•	Customer’s Own Domain Name – We register domain names in the customer’s own name, such as www.smallbusiness.com, rather than derivative or lower-level domain names provided by internet service providers, such as www.isp.com/smallbusiness. This allows our customers to maintain online name recognition on the internet.

•	Enhanceability – For additional charges, we provide a range of optional services (as described below) such as Virus Check (internet security), ADSL and ISDN (internet connection), and Nikkei Telecom 21 (business news and information database).

     i) Additional Services Related to DESKWING

     Subscribers to New DESKWING may use the following free and fee-based additional services. Revenues from these additional services accounted for approximately 10% of our average monthly revenue per customer for both fiscal years ended September 30, 2002 and September 30, 2003, respectively.

     Web. We began to offer our Web-page hosting service in May 1998. As of September 30, 2003, more than 90% of our customers for DESKWING subscribed to our Web service. Web allows customers to publish a corporate Web page under their own domain name. A customer who subscribes to DESKWING and Web is able to use a portion of the 600 megabytes of server data capacity for the Type-1 plan or a portion of the 1.5GB of server capacity for the Type-2 plan. A Web subscription gives customers access to our easy-to-use Web-page design application. Using this application, accessible through the customer control panel, the customer may design Web pages based on ready-made templates. For customers desiring more sophisticated Web-designs, we offer references to independent Web-page design service providers. For an additional charge, we can host Web-page designs that customers create with their own Microsoft FrontPage 2000 software. While we have previously charged Yen1,000 per month for the standard Web service, after introduction of the new DESKWING plan on November 1, 2002 DESKWING includes the standard Web service free of charge.

     Virus Check. In January 2002, based on requests that we had received from customers from our in-house call center, we began to offer a virus check service on a trial basis through a partnership with Network Associates Co., Ltd. The virus check detects and exterminates computer viruses at the server side. The 300 available trial subscriptions to the service quickly sold out and in March 2002, we formally began to offer subscriptions to the service under two plans, Virus-Check One, priced at Yen350 per account, with an initial fee of Yen5,000, and Virus-Check 50, priced at Yen11,000 per 50 accounts, with an additional fee of Yen10,000. On July 22, 2003, we introduced a new virus check service, Virus-Check 10, priced at Yen3,000 per 10 accounts, with an initial fee of Yen5,000. We began a discount campaign for Virus Check on July 18, 2003 that waived the initial fee for Virus-Check 50, Virus-Check 10, and Virus-Check One, and discounted the monthly fee for Virus-Check 10 to Yen2,500 per 10 accounts, applicable until December 31, 2003. This discount campaign ended October 31, 2003.

     Other additional fee-based services we currently offer are: Nikkei Telecom 21, a news and corporate information database; domain name acquisition and forwarding; bulletin board; home page construction; automated Web-site access log analysis; Kantanne!jp, a real estate web site creation application; ADSL ISDN, dial up and global internet access.

     As part of our July 2001 Business Revival Plan, in August 2001 we discontinued the following services: Shop, our business-to-consumer e-commerce enabling service introduced in January 2000; Office, a personal information management service and information sharing service introduced in April 2000; and Unified Messaging, a combination of fax, voice and e-mail service.

     To access our services, customers need computer equipment and access to the internet provided by a third party internet service provider through a conventional telephone line, a leased line, a digital subscriber line (DSL), or cable (CATV), etc. Until November 2000, Hikari Tsushin, as our former sales agent, assisted customers with acquiring these connection services. Following the termination of our contract with Hikari Tsushin, our own sales and marketing team assisted customers with acquiring these products. We may also introduce a third party internet service provider to customers.

     ii) Subscriptions

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

     Acquisition of Domain Names. We acquire domain names for our customers. Approximately one-half of our customers request Japanese domain names, which end with the extension “.jp.” For these names, we apply to Japan Registry Service Co., Ltd. (“JPRS”), of which we are a member. Some of our customers request domain names which end with extensions such as “.com,” “.org” or “.net.” for which there are several registrars in the United States.

     Our Contracts with Customers. We enter into a standard contract with each customer that subscribes to our services. Our standard DESKWING contract defines the content and scope of our services, among other terms.

     Our standard DESKWING contract also contains the following key terms:

•	Minimum Subscription Period – The minimum subscription period is currently twelve months. If the subscriber terminates the contract before the end of the minimum subscription period, the contract requires the customer to pay the balance of the fees for that period.

•	Right to Terminate Subscription – Subject to the minimum subscription period, the subscriber can terminate our services after two months written notice.

•	Limitation of Our Liability – If we fail to provide the services we promised, the contract limits our liability to the subscriber. If a failure continues for more than 12 hours after we have learned of it, the subscriber can demand a refund. The amount of refund the customer can demand is roughly proportional to the monthly fee, based on the duration of the failure beginning 12 hours after we learned of it. The contract further limits our liability if the failure is caused by the telephone company connecting the subscriber to our data center.

     2. Software.

     We began to design and market software in February 2002 following test marketing to identify software products that are marketable to small and medium-sized enterprises. We purchase software from third party software companies such as MAGREX Co., Ltd. and then sell this software to Hikari Tsushin affiliates such as IE Group, Inc. and CalltoWeb, Inc. Hikari Tsushin affiliates in turn sell this software to small and medium-sized Japanese enterprises. In October 2003, we began to develop software using an in-house software development team. In fiscal year 2003, revenues from software sales accounted for approximately 9.4% of total revenues.

     Examples of software we sell include the following:

•	Enterprises Resource Planning (“ERP”) Software. ERP manages sales, purchase, accounting, salary, and customer data. ERP includes business card management software that allows customers to build a business card database by scanning a business card with an ultra-small scanner.

•	PC-FAX Software. PC-FAX software allows users to fax documents directly from a computer.

•	Anti-Virus Software. Anti-Virus Software protects users’ computers from viruses and unauthorized entry and uses a heuristic method that allows users to see the difference between infected and non-infected computer files.

     3. Internet Advertising.

     In line with our aim to increase earnings by stabilizing our DESKWING operations and beginning new businesses, in April 2003 Crayfish began to purchase internet advertising space and to market this space to internet sites together with affiliates of Hikari Tsushin. In October 2003, we established a wholly owned subsidiary, Cyber Joy, Inc. to market internet advertising space. Revenues from sales of internet advertising accounted for 6.9% of total revenues in Fiscal Year 2003. Internet advertising includes the following types of advertisements:

•	Banner Advertisements. Banner advertisements are posted on highly trafficked Web sites and “hyperlink” users to the web site in the banner advertisement when users click the banner. Banners may contain pictures and animation and allow advertisers to measure the effectiveness of the banner by tracking the number of clicks on the banner.

•	E-mail Advertisements. E-mail advertisements are attached to “Mail Magazines”, informational magazines that are periodically sent to users via e-mail. E-mail advertisements resemble advertisements in paper magazines and newspapers and are generally more effective and less costly than banner advertisements.

     4. Hardware.

     As part of our goal to market a wide array of information technology (“IT”) products and services to small and medium sized enterprises, in September 2003 we began to market PC hardware to Japanese small and medium sized enterprises. Crayfish buys hardware from IDK Inc. and other hardware manufacturers, and sells this hardware to Hikari Tsushin affiliates such as IE Group, Inc. and CalltoWeb, Inc. who in turn sell the hardware to small and medium sized companies in Japan. We can sell over one hundred thousand types of hardware, including servers, PCs, network instruments and printers.

SALES AND MARKETING

     Most of our customers are small and medium-sized Japanese enterprises, particularly businesses with no more than 20 employees. We believe that while many of these companies lack experience with internet technology, they are willing to adopt new products and services.

     September 30, 2003, a staff of 12 (11 as of September 30, 2002) were responsible for sales promotion of DESKWING, including product and service development. Our sales and marketing team focuses on retaining existing customers. After terminating our marketing agreement with Hikari Tsushin in November 2000, we began to build a direct sales and marketing force for DESKWING. However, following our July 2001 management change, we concluded that both direct marketing and outsourcing were not cost-effective under current competitive conditions. Currently, we focus on marketing, developing new products and services, and working with our parent company and its affiliates as part of our overall customer acquisition strategy.

     Until termination of our marketing agreement with Hikari Tsushin, we worked closely with Hikari Tsushin to market our services. Hikari Tsushin conducted direct-marketing activities directly and through sales agents. A department within Hikari Tsushin promoted sales of our services and monitored and supervised these agents’ activities. We paid Hikari Tsushin a sales commission for each subscription Hikari Tsushin or its sales agents had obtained. Hikari Tsushin’s sales agents also processed applications for our services and collected fees on our behalf. The sales commission consisted of the following two components:

•	All or whatever portion we collected of the Yen30,000 start-up fee paid by the subscriber. We generally waived this fee for marketing purposes in the past.

•	We also paid Hikari Tsushin a portion of the monthly fee paid by subscribers for our services. For subscriptions to the standard service, we paid Hikari Tsushin 50% of the monthly fee. For our additional services, we typically paid 50% of revenues net of the fees we paid to ITOCHU Technology, Inc. for the use of its servers prior to our July 2000 termination of this arrangement.

     We began selling software in February 2003 and 11 staff were responsible for marketing software as of September 30, 2003. Our software marketing staff has focused on marketing through Hikari Tsushin’s affiliates, through which most of our software has been sold. We have also worked with vendors to develop new software to fit clients’ tastes, or in certain case, develop this software in-house.

     We began to market internet advertising in March 2003 and 10 staff were responsible for marketing internet advertising space as of September 30, 2003. We enable enterprises that wish to advertise on the internet to sell their advertisements to internet sites through our wholly owned subsidiary Cyber Joy and through other Hikari Tsushin affiliates.

     In September 2003, we began to market hardware to small and medium sized enterprises in Japan. Software marketing staff also market hardware. Our hardware marketing staff researches market requirements and sells most of hardware to its affiliates who in turn sell this hardware to small and medium sized Japanese enterprises.

TECHNOLOGY

     We have outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations since September 1, 2002. As discussed below in “Item 4.D.” Property, Plant and Equipment,” we sold to GMO and Diamond Lease Company Ltd. (“Diamond Lease”) certain servers and other technical equipment used to operate our DESKWING service. Diamond Lease leases all of the equipment it acquired from Crayfish to GMO.

     The facilities that house the DESKWING servers have redundant systems for power, fire protection, seismic reinforcement and 24-hour 7-days-a-week security surveillance by system administrators. As of December 2003, Daikanyama data center, which is a part of KDDI CORPORATION, owns the facility in Tokyo that houses all DESKWING servers.

     Our security efforts focus on preventing unauthorized access to our customers’ e-mail and other database, on protecting our hardware and software from being tampered with by intruders, and on preventing service failure or slowdown caused by such intruders. Currently GMO is solely responsible for maintaining DESKWING security in accordance with the outsourcing to GMO of DESKWING administration and maintenance.

GOVERNMENT REGULATION

     We are not currently subject to direct regulation by any governmental agency, or laws or regulations, other than the Telecommunications Business Law of Japan, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, regulation related to advertisements and regulations applicable to businesses in general including, but not limited to, the Japanese Civil Code.

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

     Other than the laws and regulations mentioned above, certain laws and regulations applicable to advertisements generally and general Japanese business laws and regulations including, but not limited to, the Japanese Civil Code currently apply to e-mail hosting, Web page hosting, internet access, marketing software, hardware and internet advertising space and other our business activities in Japan. Due to the increasing popularity and use of the internet and other information technology products and services, it is possible that laws and regulations with respect to internet and other business activities of ours may be adopted in Japan or other jurisdictions. Governmental agencies in Japan and elsewhere are currently adopting or considering the adoption of such laws and regulations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, libel, advertising, obscenity, intellectual property rights, information security and the convergence of traditional telecommunications services with internet communications. We cannot determine at this time the nature of future possible legislation and regulation and the manner and impact of their interpretation or enforcement.

C. ORGANIZATIONAL STRUCTURE.

     As of September 30, 2003, Hikari Tsushin directly and indirectly controlled 87.76% of our outstanding shares of common stock. As of January 31, 2004 thirty-eight employees were seconded to work for us while they were still employed by Hikari Tsushin. We are considered a part of the Hikari Tsushin corporate group and accounted for as a consolidated subsidiary in its financial statements.

     In December 2000, we acquired 47.1% of the outstanding shares of Intranets K.K., a provider of free groupware functions including web-based scheduling, for a total amount of Yen600 million. However, after review of our overall strategy as outlined in our Business Revival Plan of July 2001, we determined that the investment had not produced the positive synergistic value originally expected. As a result of the completion in March 2002 of a share buyback and subsequent retirement of shares repurchased by Intranets K.K. in connection with a capital reduction of Intranets K.K., we currently own 1,333 shares of preferred stock of Intranets K.K.

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

     In October 2003, we established Cyber Joy, Inc. to improve our marketing of internet advertising space. Cyber Joy was established as a wholly owned subsidiary, by investing Yen10 million to acquire 100% of Cyber Joy’s capital stock from Cyber Joy.

D. PROPERTY, PLANT AND EQUIPMENT.

     The table below shows our capital expenditures, including a portion of payments under capitalized leases for the last three years.

	FOR THE YEAR ENDED
	SEPTEMBER 30,

	2001		2002		2003

	(millions of yen)
Capital expenditures, including a portion of payments under capitalized leases	Yen	542	Yen	37	Yen	5

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the IT market including e-mail hosting and related services. Most of our past capital expenditures had been related to the expansion and improvement of our hosting infrastructure, and the installation of servers necessary to offer hosting and e-mail services. Although our capital expenditures plans may change as new business opportunities arise, we expect future capital expenditures for the year ending September 30, 2004 to be lower than those for the year ended September 30, 2003 as we currently do not anticipate expanding our existing hosting infrastructure. We have primarily paid for capital expenditures with our cash.

     A wide ranging review of our operations and cost structure undertaken by our new management revealed that most of our servers were operating at a very low capacity. At the same time, we were paying high fixed charges under our July 12, 2000 server leasing contract with IBJ Leasing Co., Ltd. for this underutilized server capacity. As a result, we terminated the leasing contract on July 24, 2001 and bought back all leased servers for a cost of Yen2,410 million. This amount represented the remaining three years of payments outstanding under the leasing contract. The servers had been assessed and valued at Yen80 million. As a result of the transaction, we incurred a one-time charge of Yen2,110 million during our fiscal year ended September 30, 2001.

     On October 31, 2002, we sold certain servers and other technical equipment used to operate our DESKWING service to GMO and to Diamond Lease. Diamond Lease is leasing all of the equipment it acquired from Crayfish to GMO. The asset sale was reflected in our first quarter financial statements for the year ended September 30, 2003. A book value of Yen 68 million in property and equipment was sold for Yen 80 million in cash.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion of our financial condition and results of operations together with our financial statements and the accompanying notes to those financial statements beginning on page F-1 in response to Item 8 and Item 18. This discussion is based on U.S. GAAP financial information except as noted otherwise. This section contains forward-

looking statements, and you should read the discussion relating to forward-looking statements appearing at the beginning of this annual report on Form 20-F.

A. OPERATING RESULTS.

OVERVIEW.

     We provide e-mail hosting services and other information technology products to small and medium-sized enterprises in Japan. We began our business with the launch of DESKWING in May 1998 and have since focused on expanding our information technology products and services, including e-mail hosting services (our core e-mail hosting service is “DESKWING”), and sales of hardware, software and internet advertising space. In the year ended September 30, 2003, revenue was comprised of revenues from each of these businesses.

     Previously, we also derived revenues from our prior hosting system “SSOS” (from licensing and operating our server-hosting platform technology to internet service providers) and system development (Web-site design and consulting). We had been phasing these services out in recent years and, following the implementation of our Business Revival Plan in July 2001, we discontinued our “Other Hosting Services” and “Systems Development Services” segments. In the year ended September 30, 2001, our revenues were derived primarily from DESKWING services, and we received no revenues from SSOS and only nominal revenues from system development services.

     As a result, reclassifications had been made to the statements of operations data for the year ended September 30, 2000 to conform to the presentation for the year ended September 30, 2001. We had accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

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

     Following outsourcing to Global Media Online Inc. (“GMO”) of the administration and maintenance of servers supporting DESKWING and related operations in September 1, 2002, costs for maintenance and other services have been included in cost of revenues. Following the outsourcing of our call center services to CalltoWeb, Inc. (“CTW”) in August 1, 2002, costs for call center services have been included in cost of revenues since August 1, 2002.

     We began our software, hardware and internet advertising space sales businesses in February, March and September 2003, respectively. Total revenue in fiscal year 2003 includes revenue from each of these businesses, and the cost of goods sold also includes the cost of goods sold from each of these businesses. During fiscal year 2003, a group affiliated company acted as a sales agent to sell internet advertising space, and the commission paid to this sales agent for its services was included in selling, general and administrative expenses.

REVENUE

     The major components of revenue during fiscal year 2003 include revenues from e-mail hosting services (approximately 81.3%), and revenues from new businesses: product sales, internet advertising space sales and others (collectively approximately 18.7%). Revenues from these new businesses were primarily generated from sales to affiliates of Hikari Tsushin.

Hosting Service

     Revenue from our hosting business consists primarily of fixed monthly fees paid by our DESKWING customers. Prior to November 1, 2002, the contract for basic DESKWING service required an initial payment of Yen30,000 and a monthly fee of Yen10,000. On November 1, 2002, a New DESKWING plan was introduced. This plan provides several pricing and service alternatives under two service plans, “Type-1” and “Type-2”. The contract for Type-1 provides for an initial payment of Yen10,000 and a monthly fee of Yen10,000. The contract for Type-2 provides for a monthly fee of Yen20,000 and no initial fee. The service alternatives are described in Item 4 under the caption “CORE SERVICE - DESKWING”. We started a new discount plan which began on November 1, 2002 under which subscriber to either Type-1 or Type-2 DESKWING service plans may be eligible to receive a discount on the following year’s subscription fees, based on the term of their subscription. For example, users may be eligible to receive a 5% discount on the second year’s subscription fees after one year of subscribing, a 10% discount on the third year’s subscription fees after two years of subscribing, and a maximum discount of 25% after five years. From December 1, 2002, we offered a new discount campaign, which waived the initial payment of Yen10,000 for Type-1 DESKWING service. We ended this discount campaign on September 30, 2003. We began a new discount plan at that time, which waived the initial payment of Yen10,000 for Type-1 DESKWING service and the initial payment for any Virus Check plan when customers apply for Type-1 DESKWING service and any Virus Check plan at the same time. Virus Check is further described in Item 4 under the caption “Additional Service Related to DESKWING.” We also began another discount plan on September 30, 2003 wherein the initial payment of Yen10,000 for Type-1 DESKWING service is waived when customers apply for Type-1 DESKWING and Nikkei Telecom 21 services at the same time. Both discount plans were terminated on December 31, 2003. Fees for other related services vary. Fees for additional related services comprised approximately 10% of our total DESKWING related revenues for the year ended September 30, 2003. Revenues are recognized on a monthly basis over the contract period, beginning when the subscription fee for the first month is collected. We receive initial contract fees related to the DESKWING hosting services from first-time customers, which are deferred as received and recognized over an estimated service term of 17 months. As of September 30, 2002 and 2003, initial contract fees of Yen4,004 thousand and Yen251 thousand, respectively, were deferred.

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

	YEAR ENDED SEPTEMBER 30,

	2001				2002				2003

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q

Newly Subscribed	2,010	321	923	597	235	196	160	90	54	59	83	70
Cancelled	10,919	9,691	6,648	4,651	7,759	4,908	3,408	2,999	2,202	1,230	844	645

Quarter—end Balance	50,463	41,093	35,310	31,257	23,733	19,021	15,773	12,864	10,716	9,545	8,784	8,209

Product Sales

     Revenue from product sales is produced mainly from our software sales business and our hardware sales business.

     Crayfish provides three types of software for our software business: Enterprise Resource Planning (ERP), Virus Checker and PC-FAX software. Sales of ERP commenced in October 2002. The price of ERP is Yen750,000, and it is sold through our sales agent.

     Revenue from Virus Checker is earned from monthly fees for maintenance and renewal. Virus Checker is virus check software, and sold with either one or three licenses. The package that includes three licenses requires an initial payment of Yen200,000 and a monthly fee of Yen2,000. Crayfish began to sell Virus Checker packaged with one license in August 2003. Virus Check with one license requires an initial payment of Yen80,000 and a monthly fee of Yen1,000.

     Sales of PC-FAX began in February 2003. The price of PC-FAX is Yen550,000 and it is sold through our sales agents.

     We sell the above three types of software to small and medium enterprises through Hikari Tsushin’s affiliates such as IE Group, Inc., and CalltoWeb, Inc. Our agreements with IE Group, Inc., and CalltoWeb, Inc., are attached hereto as Exhibit 4.12 and Exhibit 4.22.

     We also provide hardware to small and medium sized Japanese enterprises, mainly through Hikari Tsushin’s affiliates, and to individuals. Payments by businesses for these products are received at the end of the month following the month in which the product is sold. Payments by individuals for these products are received prior to shipping the product.

Internet Advertising Business and Others

     Revenue from our internet advertising and other businesses are mainly generated from sales of internet advertising space. Other revenues include revenues from test marketing and web page design. In the year ended September 30, 2003, Crayfish mainly sold internet advertising space through First Charge, Inc., an affiliate of Hikari Tsushin, Inc. However, in the year ended September 30, 2003, we sold internet advertising space directly to small and medium sized enterprises. In October 2003, Crayfish established Cyber Joy, Inc., a wholly owned subsidiary, whose main business is to sell internet advertising space. While Crayfish expects revenues from internet advertising space sales to come mainly from Cyber Joy, Inc. for the year ended September 30, 2004, revenues for the year ended September 30, 2003 came mainly from First Charge Inc. Payments from First Charge, Inc. are more fully described in the agreement with First Charge, Inc. attached hereto as Exhibit 4.24.

COST OF REVENUE

     Cost of revenue includes costs incurred from hosting services, product sales, internet advertising and others. The total cost of revenue consisted of approximately 66.6% from e-mail hosting services, 20.0% from product sales, and 13.4% from internet adverting and others during the fiscal year ended September 30, 2003.

Hosting Services

     We include expenses related to DESKWING and its related services either as a part of cost of revenue or as a part of operating expenses. The principal expense items related to DESKWING and its related services which are accounted for as cost of revenue, as they are incurred, are as follows:

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

     Until March 31, 2001, we paid to Japan Network Information Center (“JPNIC”), Yen5,000 per name for the first year of registration of Japanese attribute domain names, used primarily for Japanese corporations and organizations, represented as “co.jp” and “or.jp”, respectively. In April 2001, this initial fee was reduced to Yen4,762, with annual registration fees of Yen3,500 thereafter. On December 1, 2002, we discontinued our use of JPNIC and began to register Japanese attribute domain names with Japan Registry Service Co., Ltd (“JPRS”). We pay to JPRS an initial Japanese attribute domain name registration fee of Yen3,500 and an annual renewal fee of Yen3,500 thereafter.

     We pay Yen3,500 to JPRS for the registration of a Japanese domain name (.jp), used primarily for Japanese domain names. We also pay an annual fee of Yen3,500 for each registered domain name we have obtained after the first year from the registration.

     For U.S. domain names, we pay to Verisign $14.50 per top level domain name annually. From November 2001 through October 2003, we paid $70 per name for the first two years, and $35 per name for each year thereafter. On November 1, 2003, we changed the U.S. domain name provider to Discount - Domain.com, which is provided by GMO.

•        Service fees. Prior to November 2000, a service fee was payable to Hikari Tsushin for its services as our sales agent. This service fee was equal to 50% of monthly fees and 10% of fees from additional services.

•        Administrative Expenses for Application Processing. These expenses included expenses we incurred in inputting the subscriber’s information in our database, processing and mailing documents to the subscriber and preparing a user’s manual. Since September 2002, in connection with the outsourcing agreement with GMO, these expenses were included in cost of revenue.

•        Outsourcing Fees.

     On September 1, 2002 we outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations, and, as a result, we pay outsourcing fees to GMO which have been included in cost of revenue since September 1, 2002.

     Beginning August 1, 2002, we outsourced to CTW our customer support services for DESKWING and, as a result, fees for customer support services have been included in cost of revenue since August 1, 2002. From September 1, 2001 to July 31, 2002, we provided in-house customer support services, and expenses related to such services were included in selling, general and administrative expenses. Effective August 1, 2001, we terminated the contract with Telemarketing Japan, which previously provided our customer support services. The fees for these outsourced services were included in cost of revenue.

Product Sales

     Cost of revenue in product sales is mainly associated with purchasing software or its licenses, and purchasing hardware. In the year ended September 30, 2003, Crayfish purchased software mainly from MAGREX Co., Ltd. (referred to as “Magrex” or “MAGREX”) for our software business. The payment method to Magrex is described in “Master Agreement for OEM [C master First]” which is attached as Exhibit 4.11.

     During fiscal year 2003, most of our hardware products were purchased from IDK Inc. and other vendors for our hardware business. The payment method to IDK Inc. is described in the “Commodity Exchange Agreement,” which is attached as Exhibit 4.25.

Internet Advertising Business

     Cost of revenue in our internet advertising space business mainly comes from purchases of internet advertising space from enterprises that own internet advertising space. Crayfish then sells this advertising space to advertisers mostly through Hikari Tsushin’s affiliates. Cost of revenue accrues after our sales agent contracts with a customer to purchase internet advertising space.

OPERATING EXPENSES

Our operating expenses include the following:

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel expenses associated with our management, sales and administrative functions, office rent for our headquarters, advertising expenses, depreciation and amortization expenses and expenses incurred in connection with in-house customer support.

•	Research and Development Expenses. In order to enhance the functionality of our services and develop new services, research and development expenses are normally incurred. In the past, significant research and development costs we incurred related to development of new hosting services. Since July 2001, we substantially scaled down our research and development plans. Research and development expenses will increase when we identify appropriate research and development of opportunities to grow our business.

•	Loss on Impairment of Equipment. In the year ended September 30, 2001, a Yen2,111 million loss on impairment of equipment was incurred in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

•	Loss on Impairment of Purchased Intangible Servicing Asset. A Yen3,500 million loss on impairment of purchased intangible servicing asset was recognized in the fiscal year ended September 30, 2001 in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. Upon termination we paid Hikari Tsushin Yen3,500 million based on an independent valuation of the fair value of the expected future net revenues to be received by Hikari Tsushin under the agreement. The expected future revenues were based on pricing terms then in effect with customers and on estimated future cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected and we implemented a 50% reduction in the monthly fee charged for our DESKWING hosting service.

RESULTS OF OPERATIONS

     As an aid to understanding our historical operating results, the following table shows items from our statements of operations for each of the three years ended September 30, 2001, 2002, and 2003 indicated in yen amounts and as percentages of total revenues. Our historical operating results are not necessarily indicative of future performance.

	Year ended September 30,

	2001(1)			2002			2003

	(in thousands, except percentages)
STATEMENTS OF OPERATIONS DATA:
Revenue(2)	Yen	5,311,814	100.0%	Yen	2,945,360	100.0%	Yen	1,771,918	100.0%
Cost of revenue(2)		3,391,888	63.9%		636,174	21.6%		649,620	36.7%

Gross profit		1,919,926	36.1%		2,309,186	78.4%		1,122,298	63.3%

Operating expenses		9,273,622	174.6%		978,184	33.2%		559,572	31.6%

(Loss) income from operations		(7,353,696)	(138.4)%		1,331,002	45.2%		562,726	31.8%
Other income (expense), net		(1,047,112)	(19.7)%		10,542	0.4%		(789,274)	(44.5)%

(Loss) income from continuing operations before provision for income taxes		(8,400,808)	(158.2)%		1,341,544	45.5%		(226,548)	(12.8)%
Provision for income taxes		3,800	—		3,800	—		1,210	—

(Loss) income from continuing operations		(8,404,608)	(158.2)%		1,337,744	45.5%		(227,758)	(12.9)%
Loss from operations of discontinued business segments		(1,164,113)	(21.9)%		—	—		—	—

Net (loss) income	Yen	(9,568,721)	(180.1)%	Yen	1,337,744	45.4%	Yen	(227,758)	(12.9)%

(1)	As a result of the elimination of the “Other Hosting Services” and “Systems Development Services” segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(2)	Revenue and Cost of revenue in Fiscal Year 2003 described above is total revenue and total cost of revenue of “Hosting services”, “Product sales” and “Advertising and others”. Revenue from “Hosting services”, “Product sales” and “Advertising and others” are Yen 1,440 million, Yen 199 million and Yen132 million, respectively. Cost of revenue for “Hosting service”, “Product sales” and “Advertising and others” are Yen433 million, Yen130 million and Yen87 million, respectively.

YEAR ENDED SEPTEMBER 30, 2003 COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

     REVENUE. Revenue decreased 39.8% from Yen2,945 million in the year ended September 30, 2002 to Yen1,772 million in the year ended September 30, 2003. This decrease was mainly attributable to a decrease in net DESKWING revenues as a result of a decrease in the number of DESKWING subscribers. There were 8,209 DESKWING subscribers as of September 30, 2003, a 36.2% decrease from 12,864 DESKWING subscribers as of September 30, 2002. In the year ended September 30, 2003, total revenue consisted of 81.3% from hosting services, 11.2% from product sales, and 7.5% from internet advertisement business and others.

     COST OF REVENUE. Cost of revenue increased 2.2% to Yen650 million in the year ended September 30, 2003 from Yen 636 million in the year ended September 30, 2002. The increase in cost of revenue is mainly attributable to the increase in cost of revenue for new businesses. The cost of revenue for new businesses is described above.

     GROSS PROFIT. Crayfish recorded gross profit of Yen1,122 million in the year ended September 30, 2003, a 51.4% decrease from the gross profit of Yen2,309 million recorded in the year ended September 30, 2002. The decline in gross profit largely reflects the decrease in revenue from our DESKWING hosting services. Gross profit margin decreased from 78.4% in the year ended September 30, 2002 to 63.3% in the year ended September 30, 2003. Gross profit margins decreased due to the introduction of new businesses, which have lower profit margin than DESKWING.

     OPERATING EXPENSES. Operating expenses for the year ended September 30, 2003 decreased by 42.7% from Yen978 million in the year ended September 30, 2002 to Yen560 million. This decrease in operating expenses was due primarily to a decrease in selling, general and administrative expenses, research and development expenses, and loss on disposal of property and equipment in connection with the sale of fixed assets to GMO.

     Selling, general and administrative expenses decreased to Yen512 million in the year ended September 30, 2003, down 36.5% from Yen806 million in the year ended September 30, 2002. The decrease in selling, general and administrative expenses is mainly due to a decrease in salaries as a result of outsourcing call-center operations to CTW and a decrease in depreciation in connection with the sale of fixed assets, as announced on November 13, 2002.

     (LOSS) INCOME FROM OPERATIONS. As a result of factors mentioned above, Crayfish recorded income from operations of Yen563 million in the year ended September 30, 2003 compared to income from operations of Yen1,331 million in the year ended September 30, 2002. A 57.7% decrease in income from operations from the year ended September 30, 2002 to the year ended September 30, 2003 is primarily attributable to a decrease in revenue from our DESKWING hosting services business.

     OTHER INCOME (EXPENSES), NET. Other expense, net, for the year ended September 30, 2003 was Yen789 million compared with other income, net of Yen11 million for the year ended September 30, 2002. This substantial change resulted primarily from expense for litigation settlement of Yen782 million in the year ended September 30, 2003 described below under “LITIGATION”, and also from a decrease in interest income. The decrease in interest income was due to lower interest rates.

     (LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES. Loss from continuing operations before provision for income taxes was Yen227 million for the year ended September 30, 2003 compared with income from continuing operations before provision for income taxes of Yen1,342 million for the year ended September 30, 2002.

     NET INCOME (LOSS). As a result of the factors described above, net loss was Yen228 million in the year ended September 30, 2003 compared to net income of Yen1,338 million in the year ended September 30, 2002.

YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO YEAR ENDED SEPTEMBER 30, 2001

     REVENUE. Revenue decreased 44.6% from Yen5,312 million in the year ended September 30, 2001 to Yen2,945 million in the year ended September 30, 2002, mainly attributable to a decrease in the number of DESKWING subscribers. Average revenue per subscriber for the three month periods ended June 2001, September 2001 and December 2001 was as follows: Yen8,782 (April to June), Yen7,643 (July to September) and Yen12,488 (October to December). The three-month average revenue per subscriber represents three-month’s revenue from DESKWING and its related services divided by the three month’s cumulative subscribers. Three-month’s cumulative subscribers is determined by: (i) subtracting the number of customer cancellations from the number of cumulative subscribers as of the previous month-end, and adding to the result the number of new subscriptions in the current month; and (ii) combining the result for each month in the three month period. The increase in average revenue per subscriber for three months ended December 2001 was primarily attributed to our termination in October 2001 of the DESKWING discount campaign, as announced on February 4, 2002. The DESKWING discount program provided discounts to certain customers who had subscribed to DESKWING for 13 months or longer. In the year ended September 30, 2002, all revenue was generated by DESKWING and its related services. There were 12,864 subscribers as of September 30, 2002, a 58.8% decrease from 31,257 subscribers as of September 30, 2001.

     COST OF REVENUE. Cost of revenue decreased 81.2% to Yen636 million in the year ended September 30, 2002 from Yen3,392 million in the year ended September 30, 2001. This substantial decline was due to factors including a decrease in depreciation expenses of capitalized leased servers resulting from the termination of lease contracts, which was announced by Crayfish on July 24, 2001, a decline in subscribers, a reduction in full-time personnel and a reduction in the costs of certain operations that had been outsourced including the elimination of Hikari Tsushin’s service fee. In August 2002, we outsourced to CTW our in-house call center for DESKWING, and in September 2002, we outsourced to GMO the administration and maintenance of servers supporting DESKWING and related operations. Outsourcing fees incurred as a result of these measures were included in cost of revenue for the fourth quarter of the fiscal year ended September 30, 2002.

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

     PROVISIONS FOR INCOME TAXES. Since the inception of our company, we incurred net losses for both financial accounting reporting and Japanese tax purposes until the year of 2001 and have not recognized any tax provision except Yen3.8 million of per-capita tax for each year. For the year ended September 30, 2002, even though we earned net income of Yen1,342 million for financial accounting purposes, we incurred net loss of Yen1,649 million for Japanese tax purposes and, therefore, Yen3.8 million of per-capita tax was provided for income tax for the year of 2002. We believe that it is more likely than not that the deferred tax assets will not be realized so we have recorded a full valuation allowance for these deferred tax assets.

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

B. LIQUIDITY AND CAPITAL RESOURCES.

     Our principal capital and liquidity needs have typically been for working capital relating to our DESKWING business, and, in the past, for research and development activities. We have met these needs primarily from cash generated from sales of our shares.

     We expect that our future principal capital and liquidity needs will be for working capital for marketing our services and for any expansion of our services. We incurred Yen150 million in legal costs through September 30, 2001 and an additional Yen24 million in legal costs during the year ended September 30, 2002 as a result of the class action litigation filed against us in the United States in September 2000. However, we reached the agreement for settlement in this litigation on June 7, 2003 (Japan Time). As a result the defendants agreed to pay U.S. $9,000,000 in the settlement of the litigation, of which we paid U.S.$6,625,000 into an escrow account in July 2003 for expected future payment. We also distributed Yen14,375 million of cash to our shareholders in connection with a capital reduction on September 9, 2003. A summary of our cash flows is as follows:

	Year ended September 30,

	2001		2002		2003(1)		2003(1)

	(in thousands)
Net cash provided by (used in) operating activities	Yen	(5,506,783)	Yen	1,777,463	Yen	(217,465)	$(1,952)
Net cash provided by (used in) investing activities		(1,592,709)		203,303		108,055	970
Net cash provided by (used in) financing activities		(1,488,320)		2,111		(14,371,350)	(128,972)
Net increase (decrease) in cash equivalents		(8,587,812)		1,982,877		(14,480,760)	(129,954)

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In the light of factors including present conditions: the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital were Yen7,639,106 thousand and Yen6,736,094 thousand, respectively.

CASH FLOWS FOR YEAR ENDED SEPTEMBER 30, 2003 COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

     We earned net income of Yen1,338 million for the year ended September 30, 2002, and incurred net loss of Yen228 million for the year ended September 30, 2003.

     Net cash provided by operating activities was Yen1,777 million for the year ended September 30, 2002, and net cash used in operating activities was Yen217 million for the year ended September 30, 2003. Net cash used in operating activities during the fiscal year ended September 30, 2003 was mainly associated with the litigation settlement of Yen 782 million paid in the U.S. class action litigation and a Yen228 million net loss related to this settlement.

     Net cash provided by investing activities was Yen203 million for the year ended September 30, 2002, and net cash provided by investing activities was Yen108 million for the year ended September 30, 2003. Decrease in net cash provided by investing activities in the year ended September 30, 2003, is partially due to used deposits of Yen 27,092 thousand and proceeds from sales of proper and equipment of Yen 95,585 thousand.

     Net cash provided by financing activities was Yen2 million for the year ended September 30, 2002 and net cash used in financing activities was Yen14,371 million in the year ended September 30, 2003. Net cash used in financing activities for the year ended September 30, 2003 consisted primarily of payment of the cash distribution to shareholders with a capital reduction of Yen14,375 million.

     We currently do not have outstanding short-term or long-term borrowings with banks or other financial institutions. We currently do not have any plans to seek additional debt or equity financing. We do not have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that our current cash levels will be adequate to meet all of our anticipated obligations and capital expenditure requirements through the year ending September 30, 2004.

     Our total capital lease obligations were Yen203 thousand as of September 30, 2002, and Yen53 thousand as of September 30, 2003.

     We had rent expense under operating leases of Yen17 million for the year ended September 30, 2002 and Yen17 million for the year ended September 30, 2003.

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

     Our total capital lease obligations were Yen342,000 as of September 30, 2001, and Yen203,000 as of September 30, 2002.

     We had rent expense under operating leases of Yen17.5 million for the year ended September 30, 2002 and are committed to Yen14.6 million and Yen2.1 million in the fiscal years ended September 30, 2003 and 2004, respectively.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT

     In order to enhance our services and develop new businesses, research and development expenses are normally incurred. In the past, significant research and development costs incurred related to research and development of new hosting services, which was discontinued in July 2001. Subsequently, we substantially scaled down our research and development plans and research and development costs for the recent fiscal years are as follows: Yen1,015 million, Yen51 million and Yen0.5 million in the years ended September 30, 2001, 2002 and 2003, respectively. During the year ended September 30, 2003, we started to offer new services and products for small and medium-sized enterprises including sales of enterprise resource planning software and internet advertisement placement services. We expect that research and development costs in the fiscal year ending September 30, 2004 will mainly consist of software development expenses and marketing research expenses in connection with development of new businesses. We expect expenditures on research and development activities to increase in the future, mainly the result of increases in research and development in software.

PROPRIETARY RIGHTS

     We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights to our services and products. We have no patented technology that would preclude or inhibit competitors from entering our markets. The steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. To the extent that our businesses may in the future extend to regions outside Japan, the laws applicable in such regions may not protect our services or intellectual property rights to the same extent as do the laws of Japan. To the extent that we rely on technologies we license from third parties, such licenses may not be available to us at all or on commercially reasonable terms in the future. To date, we have received no notice that our services or products infringe on the proprietary rights of third parties, but third parties could claim that our current or future services or products infringe on their rights. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services, products and competitors in our markets grows. We may involuntarily become involved in such actions. Any of these claims, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any of these claims could have an adverse effect on our business.

D. TREND INFORMATION.

     Among the factors that influence the future profitability of our operations, we believe that the following are significant and subject to substantial uncertainties:

     THE SIZE OF OUR DESKWING SERVICE CUSTOMER BASE. The size of our DESKWING service customer base fundamentally determines the majority of our revenues. The size of our DESKWING service customer base is affected by our ability to attract new customers and retain existing ones as well as by changes in the size of the market for e-mail hosting and related services for small and medium-sized enterprises. We had 12,864 DESKWING subscribers as of September 30, 2002, and 8,209 subscribers as of September 30, 2003. We expect the number of subscribers to continue declining at least through the year ending September 30, 2004 and potentially beyond. We currently focus primarily upon customer retention, rather than obtaining new customers. We believe continued losses of customers result from, among other factors, competition from competitors offering comparable services targeting our market at lower prices, dissatisfaction with our customer support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general.

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

     SOFTWARE AND HARDWARE SALES. While we purchase our software from Magrex and other vendors, there is no guarantee that these vendors will be able to supply the software that is in demand. Similarly, IDK supplies most of the hardware that we sell and may not always be able to supply hardware that is in demand. The failure by Magrex, IDK or other vendors to supply software or hardware to meet customer needs may negatively affect the earnings of the hardware and software sales business.

     We sell software and hardware through Hikari Tsushin’s affiliate. These companies may not be always able to market software and hardware that we have acquired. While Hikari Tsushin advises us regarding the types of software and hardware that are required by the market, Hikari Tsushin and its affiliates may not always have correct information regarding market requirements.

     Our earnings from software and hardware sales are dependent upon the price at which we acquire the software and hardware, and on the price at which we are able to sell the software and hardware to Hikari Tsushin’s affiliates. These prices may fluctuate and affect the earnings of this business.

     INTERNET ADVERTISING SALES. The effectiveness of this business depends upon the availability and price of advertising space on highly trafficked internet sites. Internet advertisers are usually desirous of advertising on sites that are highly trafficked. Internet advertising space on sites other than these is not as highly demanded, and therefore more difficult to sell. The more highly trafficked sites such as Lycos and Yahoo have a limited availability of internet advertising space. The success of this business may be affected by Cyber Joy’s relationships with highly trafficked sites and the ability to procure such advertising space at reasonable prices.

     STARTING NEW BUSINESSES. We are considering the possibility of providing a wide variety of products and services for small and medium-sized enterprises in Japan in an attempt to increase our profitability and to stabilize our operations. We have been carrying out test marketing for new services and products, some of which are not related to DESKWING. For instance, we began sales of software to small and medium-sized enterprises in February 2003, sales of internet advertising space in April 2003, and sales of hardware in September 2003. We propose to increase our participation in this market by identifying the needs of small and medium-sized enterprises, and then attempting to meet those needs.

     THE LEVELS OF FEES WE CHARGE FOR OUR DESKWING AND RELATED SERVICES. Competition in the e-mail hosting market has created pressure to reduce pricing on our DESKWING service. In an attempt to reduce potential cancellations of long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who continued to subscribe to DESKWING for a period of 13 months or longer. However, in October 2001, we discontinued the campaign because the discounted price was below cost and did not stem the decline in DESKWING subscription cancellations. We introduced two new DESKWING service plans on November 1, 2002 that allow subscribers to pay either:

(i) Yen10,000 as an initial introduction fee and Yen10,000 as a monthly fee, or (ii) to pay Yen20,000 as a monthly fee with no introductory fee. Our new discount plan provides a discount, ranging from 5% to 25%, to subscribers who subscribe to our services for over one year. On December 1, 2002, we offered a new discount campaign which waived the initial payment of Yen10,000 of Type-1 DESKWING service. We ended this discount campaign on September 30, 2003. We began a new discount plan at that time, which waived the initial payment of Yen10,000 for Type-1 DESKWING service and the initial payment for any Virus Check plan when customers apply for Type-1 DESKWING service and any Virus Check plan at the same time. Virus Check is further described in “Additional Service.” We also began another discount plan on September 30, 2003 wherein the initial payment of Yen10,000 for Type-1 DESKWING service is waived when customers apply for Type-1 DESKWING and Nikkei Telecom 21 services at the same time. Nikkei Telecom 21 is further described in “Additional Service.” Both discount plans were terminated on December 31, 2003. Monthly fees for both Type-1 and Type-2 are Yen10,000 and Yen20,000, respectively.

LITIGATION

     We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain and may harm our business.

     On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against (i) Crayfish, (ii) its CEO at the time, (iii) its underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, Crayfish violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002.

     Crayfish negotiated with the plaintiffs and all parties have entered into a memorandum of understanding regarding the settlement of the class actions, subject to the execution of a final settlement agreement and approval by the Court. The executed memorandum of understanding was received by Crayfish from its litigation counsel on the morning of June 7, 2003 (Japan Time).

     Pursuant to the memorandum of understanding, defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, Crayfish’s CEO at the time of our public offering, have reached a settlement with the plaintiffs to settle and dismiss all pending class actions for US$9,000,000. Crayfish has entered into this settlement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged and will not acknowledge the validity of any claims alleged by the plaintiffs. Out of US$9,000,000, required to be paid under the memorandum of understanding, US$6,625,000 has been paid by Crayfish and has been deposited into an escrow account pending court approval of the settlement. Crayfish recorded this amount as an expense in the third quarter ended June 30, 2003. This settlement will not become final until approved by the court after notice and hearing by the Court.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

     We lease office space under operating lease agreement that are cancelable by us with six months’ advance notice. We have paid Yen 17,493 thousand for the year ended September 30, 2003. In addition, we lease one office equipment of which remaining leas obligations at September 30, 2003 were Yen 53 thousand.

G. SAFE HARBOR

     The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Items 5E and F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table provides information about our directors, executive officers and statutory auditors.

MONTH IN WHICH
NAME	POSITION	DATE OF BIRTH	CURRENT TERM EXPIRES

Kazuhiko Muraki	Representative Director, President and Chief Executive Officer	January 15, 1977	December 2004

Kazuhiro Tamura	Director and Chief Financial Officer	July 31, 1968	December 2004

Masaaki Shimamura	Director	January 5, 1969	December 2004

Tatsuo Shigeta	Statutory Auditor	October 9, 1962	December 2007

Masataka Watanabe	Statutory Auditor	January 20, 1968	December 2007

Yuichiro Mori	Statutory Auditor	October 5, 1969	December 2007

Tatsumasa Komatsu	Statutory Auditor	July 22, 1964	December 2007

     KAZUHIKO MURAKI became the president and representative director of the Company in June 2002. He has served as non-exclusive director of Hikari Tsushin, Inc. and director of Five Any, Inc. since June 2003. He has served as director of Cyber Joy, Inc., HTA, Inc., and Seek, Inc. since October 2003. HTA, Inc., Seek, Inc., Five Any, Inc. and First Charge, Inc. are affiliates of Hikari Tsushin, Inc. He has served as the president and representative director of GIAO Co., Ltd. since 2002. He worked three years at Hikari Tsushin, Inc. and became General Manager of Hikari Tsushin’s Mobile Business Headquarters in 2000.

     KAZUHIRO TAMURA became a director and Chief Financial Officer of the Company in December 2003. He joined Crayfish Co., Ltd (“Crayfish”). in November 2003 as vice president of the Administration Department. His past work experiences include two years at Hikari Tsushin, Inc.

     MASAAKI SHIMAMURA became a director of the Company in June 2002. He has served as director of Business Partner KK (an affiliate of Hikari Tsushin, Inc.) since June 2003. He worked for CalltoWeb, Inc. (“CTW”, an affiliate of Hikari Tsushin, Inc.) for two and one—half years and became General Manager of CTW’s Operations Planning Department in November 2000.

     TATSUO SHIGETA became a statutory auditor for the Company in December 2003. He has been registered in Japan as an attorney since April 1988. His experience includes 9 years as Partner, Tokyo Eiwa, Attorneys-At-Law and 3 years as General Counsel at Hikari Tsushin, Inc. He has served as the Statutory Auditor of IE Group, Inc. since April 2003, Statutory Auditor of CalltoWeb, Inc. since November 2003, Statutory Auditor of Newton Financial Consulting, Inc. since April 2003, Statutory Auditor of Five Any, Inc. since November 2003, Statutory Auditor of First Charge, Inc. since June 2003, Statutory Auditor of Seek, Inc. since October 2003, Statutory Auditor of HTA, Inc. since October 2003, Statutory Auditor of OBM Co., Ltd. since April 2003, and Statutory Auditor of Jay Communications, Inc. since December 2001. He currently operates his own law office.

     MASATAKA WATANABE became a statutory auditor for the Company in December 2003. He joined Hikari Tsushin, Inc. in October 1995. He has served as Statutory Auditor of IE Group, Inc. since June 2002, Statutory Auditor of CalltoWeb, Inc. since August 2001, Statutory Auditor of Hello Communications, Inc. since August 2003, Statutory Auditor of Newton Financial Consulting, Inc. since May 2002, Statutory Auditor of Five Any, Inc. since November 2001, Statutory Auditor of GIAO Co., Ltd. since June 2003, Statutory Auditor of Business Partner KK. since June 2002 and Statutory Auditor of Contact Center KK. since December 2003.

     YUICHIRO MORI became a statutory auditor for the Company in December 2003. He worked with Hikari Tsushin, Inc. since April 1997, and currently he serves as Hikari’s legal department.

     TATSUMASA KOMATSU became a statutory auditor for the Company in December 2003. He served Hikari Tsushin, Inc. since October 1996, and currently serves as general manager of the consumer satisfaction department in Hikari Tsushin, Inc.

B. COMPENSATION.

     For the year ended September 30, 2003, the aggregate compensation paid by the Company to all our directors and statutory auditors was approximately Yen61 million.

C. BOARD PRACTICES.

DIRECTORS

     Directors are elected at a general meeting of shareholders, and the term of office of directors under our articles of incorporation expires at the close of the ordinary general meeting of shareholders first held in end of fiscal year, which shall be less than a year from their assumption of office, although they may serve any number of consecutive terms. As is standard practice in Japan, we do not have an audit or remuneration committee. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.

STATUTORY AUDITORS

     In accordance with the requirements of Japanese law and our articles of incorporation, we must have at least three, but not more than six Statutory Auditors. Statutory Auditors, of whom at least one must be from outside of the Company, are elected at a general meeting of shareholders. The terms of office of Statutory Auditors shall expire at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last closing of accounts within four years after their assumption of office. The term of office for a Statutory Auditor who replaces an acting Statutory Auditor in mid—term is equal to the term remaining in the acting Statutory Auditor’s term. Statutory Auditors may serve any number of consecutive terms. Each Statutory Auditor has a statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the General Meeting of Shareholders and also to supervise the Directors’ administration of Company affairs. Statutory Auditors are required to attend meetings of the Board of Directors but are not entitled to vote. Under the “Law concerning special Measures to the Commercial Code with respect to Audit”, the Board of Statutory Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Statutory Auditor may separately note his or her opinion in the audit report if it is different from the opinion of the Board of Statutory Auditors that is expressed in the audit report. The Board of Statutory Auditors is empowered to establish audit principles, the method of examination by the

Statutory Auditors of the Company’s affairs and financial position, and other matters concerning the performance of the Statutory Auditors’ duties.

D. EMPLOYEES.

     The following table shows the number of our full—time, temporary and part—time employees:

	As of September 30,

	2001	2002	2003

Full—time	74	27	30
Temporary or Part—time	34	16	7

Total	108	43	37

Note: Figures for 2002 and 2003 include employees who had been assigned to work for us but who were still employed (“seconded”) by Hikari Tsushin to the Company.

     Number of temporary or part—time employees is based on the average number of temporary or part—time employees during each fiscal year.

     Of the 30 full—time employees at September 30, 2003, 7 were in administrative position, and 23 were in operating position. At September 30, 2002, 8 were in administrative positions, and 19 were in operating positions, including administrative, marketing and product development positions. As of September 30, 2002, of the 19 employees in operating positions, 14 had been seconded to GMO, 5 had been seconded to CTW and 2 had been seconded to Hikari Tsushin and its affiliate. Of the 74 full—time employees at September 30, 2001, 12 were in administrative positions, 9 were in business development positions, and 53 were in hosting service support positions, consisting primarily of support positions, customer contract positions, product and planning development positions, and customer billing positions.

E. SHARE OWNERSHIP.

     None of our present directors, executive officers or statutory auditors beneficially owned any shares of our common stock as of September 30, 2003.

     Under the provisions of the Commercial Code of Japan in effect, we amended our articles of incorporation to allow us to adopt a warrant option plan. In addition, special resolutions of shareholders at the shareholders’ meetings were adopted to grant warrant options. We issued options to directors by issuing to financial institutions warrants with detachable subscription rights, immediately repurchasing the subscription rights, and issuing these to directors as a part of their remuneration.

     The revision of the Commercial Code of Japan in 2001 allows us to grant subscription rights subject to the approval of the Board of Directors, without amending our articles, provided the such rights are not granted on conditions unfavorable to our shareholders. At September 30, 2002, outstanding options or warrants to purchase a total of 684 shares were exercisable at weighted average exercise prices per share of Yen2.5 million. The options or warrants outstanding and currently exercisable by exercise price at September 30, 2003 were as follows (whole amount):

	Options/Warrants Outstanding			Options/Warrants Exercisable

		Weighted Average Remaining			Weighted
Exercise	Number	Contractual Life	Weighted Average	Number	Average
Prices	Outstanding	(in year)	Exercise Price	Exercisable	Exercise Price

Yen 1,033,520.30	1,632	3	Yen1,033,520.30	1,632	Yen1,033,520.30

     Of the options and warrants outstanding described above, 1,632 options or warrants are held by Isao Matsushima who formerly served as representative director of the Company. The number of options or warrants and prices of this option were adjusted in fiscal year 2003 due to issuance of stock option plan in January 12, 2001, and cash distribution in connection with capital reduction in September 9, 2003. No options or warrants are held by persons who currently serve as directors, executive officers or statutory auditors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of September 30, 2003. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in Item 10.B any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the U.S. Securities and Exchange Commission.

	SEPTEMBER 30, 2003

NAME OF BENEFICIAL OWNER	NUMBER	PERCENTAGE

Hikari Tsushin, Inc. (1)	8,369	81.51
Hikari Tsushin Partners L.P. (2)	600	5.84
Directors and executive officers as a group	0	0

(1)	If the shares held by Hikari Tsushin Partners, L.P., separately identified in this table, and shares held by CalltoWeb, Inc., a wholly owned subsidiary of Hikari Tsushin are included, Hikari Tsushin directly or indirectly controlled 9,011 shares or 87.76% of our common stock as of September 30, 2003. CalltoWeb owns 42 shares representing 0.41 percent.

(2)	Hikari Tsushin Partners, L.P. is a private equity fund established in the Cayman Islands. A wholly—owned subsidiary of Hikari Tsushin, Inc. is the general partner of the fund as well as an investor in the fund.

     Before a public tender offer of Hikari Tsushin was made to purchase our shares, Hikari Tsushin owned 40.8% of our outstanding shares. As a result of a public tender offer in Japan for our shares by Hikari Tsushin from September 5 to 25, 2001, Hikari Tsushin’s shareholdings increased to 6,869 shares, representing 67.02% of our outstanding shares as of September 30, 2001. During fiscal year 2003, Hikari Tsushin acquired 1,500 shares of Crayfish’s common stock at acquiring price of 285,000 yen per share (or closing price on August 21, 2003, Tokyo Stock Exchange Mothers). Hikari Tsushin acquired Crayfish’s common stock through Tokyo Stock Exchange’s ToSTNET-.

     Hikari Tsushin Partners L.P. held 600 shares, representing 5.84% of our outstanding shares as of September 30, 2003.

     Our ADSs were traded only on the Nasdaq National Market. Our common stock is listed on the Mothers market of the Tokyo Stock Exchange. As of September 30, 2003, of the 10,268 shares of common stock outstanding, 404 shares were held in the form of ADSs, which at the then applicable conversion ratio was equal to 202,000 ADSs. As of November 21, 2000, the conversion ratio was changed from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock and consequently the 9,225,000 outstanding ADSs were redenominated as 922,500 ADSs. The 404 shares of common stock underlying the 202,000 ADSs outstanding as of September 30, 2003 were held by Hero & Company, a subsidiary of the depositary for our ADSs, for the account of the ultimate beneficial owners of the ADSs. Crayfish has been delisted from Nasdaq since the end of business day of November 24, 2003, and ADSs are no longer traded on the Nasdaq National Market.

     Our major shareholders have the same voting rights as other holders of our common stock. Hikari Tsushin directly or indirectly controls 87.76% of our shares and we are accordingly subject to control by Hikari Tsushin. We now know of no current arrangements the operation of which may at a later time result in a change of control of us.

B. RELATED PARTY TRANSACTIONS.

     Since September 30, 1999, except as described below, there have been no material transactions between us and our directors, officers, corporate auditors or their respective family members or enterprises over which they can exert significant influence.

TRANSACTIONS BETWEEN US AND OUR PRINCIPAL SHAREHOLDERS, SUBSIDIARIES AND AFFILIATES

     We entered into a marketing agreement with Hikari Tsushin in February, 2000, a related party owning a 67.0%, 67.0% and 81.5% interest in us as of September 30, 2001, 2002 and 2003 respectively. Pursuant to the marketing agreement, Hikari Tsushin marketed DESKWING and related services, processed applications for service subscriptions, collected fees on behalf of us and provided certain DESKWING customer support services. In exchange for providing these services, Hikari Tsushin was entitled to a monthly commission based on fifty percent of the DESKWING monthly subscription fee. At the end of the month, Hikari Tsushin remitted fees collected on behalf of us net of commissions earned. These services fees have been reflected as a component of cost of revenue in the statements of operations.

     We cancelled the foregoing agreement with Hikari Tsushin under a termination agreement on November 1, 2000 and we paid Yen3.5 billion to Hikari Tsushin in connection with the termination of the marketing agreement on November 6, 2000. The amount of the payment to Hikari Tsushin was determined by us in consultation with independent professionals who assessed the value to us of the termination agreement and the transfer of Hikari Tsushin’s interest in the DESKWING subscriber base. Under the termination agreement:

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

     During the fiscal years ended September 30, 2000 and 2001, we had related party transactions only with Hikari Tsushin as described above. Following the fiscal year ended September 30, 2001, we have engaged in related party transactions with four subsidiaries of Hikari Tsushin and with Hikari Tsushin. These related party transactions include, but are not limited to, the sales of equipment to Hikari Tsushin, a deposit paid to Hikari Tsushin and its affiliate in connection with the re—location of our office in December 2001, rent expenses paid to Hikari Tsushin and its affiliate in connection with renting the office owned by Hikari Tsushin and paid to its affiliate due to a sub—lease, outsourcing fees to CTW in connection with outsourcing call—center operations, and payment for seconded employees.

     During the fiscal year 2003, we have started new businesses: product sales business and internet advertisement business. In the product sales business, we purchased software and PC hardware from third parties and sold these products primarily to IE Group, Inc. and CalltoWeb, Inc. affiliates of Hikari Tsushin, who then sold these products to small and medium sized companies. In the internet advertisement business, we purchased internet advertising space from enterprises that own internet advertising space and sold the advertising space primarily to First Charge, Inc., an affiliate of Hikari Tsushin, who then sold the advertising space to small and medium sized enterprises.

     Account balances and transactions with Hikari Tsushin and its affiliate as of September 30, 2001, 2002 and 2003 are as follows (in thousands):

	September 30,
							September 30,
	2001		2002		2003		2003 (Note 1)

Accounts balances at:
Accounts receivable	JPY	—	JPY	21,436	JPY	90,453	$812
Deposits paid		—		24,751		1,789	16
Accounts payable		6,964		9,110		31,821	285
Other		—		—		728	7
Transactions for the year ended:
Sale of property and equipment		—		15,326		5,566	50
Purchase of property and equipment		—		2,483		2,133	19
Consulting fees received		—		—		12,924	116
Sales		—		9,069		333,767	2,995
Cost of sales		—		—		52,933	475
Compensation received		—		4,872		82,373	739
Service fee payment		656,949		14,689		24,579	221
Rent expense		—		33,394		17,635	158
Other general and administrative expense reimbursement		10,607		21,581		19,250	173
Termination fee payment		3,500,000		—		—	—
Moving expenses		—		7,094		7,086	64
Other		—		4,460		2,712	24

Note 1: U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2003, which was JPY 111.43 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

C. INTEREST OF EXPERTS AND COUNSEL.

      Not applicable

ITEM 8. FINANCIAL INFORMATION

The information required by this item has been provided beginning on page F-1.

ITEM 9. THE OFFER AND LISTING.

     ADS representing our common stock have been quoted on the Nasdaq National Market since March 8, 2000 and our common stock has been listed on the Mothers market of the Tokyo Stock Exchange since March 10, 2000.

     The price history of our common stock and ADSs is reflected in the table below:

	MOTHERS(YEN)		NASDAQ($)(1)

	HIGH	LOW	HIGH	LOW

YEAR ENDED/ENDING SEPTEMBER 30,
2000(2)	32,800,000	2,100,000	166.00	3.25
2001(3)	1,420,000	351,000	13.55	1.13
2002	850,000	443,000	11.49	7.04
Quarter ended December 31, 2001	710,000	471,000	11.49	7.45
Quarter ended March 31, 2002	650,000	530,000	9.36	7.04
Quarter ended June 30, 2002	600,000	443,000	9.32	7.35
Quarter ended September 30, 2002	850,000	500,000	13.96	7.90
2003	1,550,000	137,000	30.50	9.60
Quarter ended December 31, 2002	792,000	630,000	12.67	10.00
Quarter ended March 31, 2003	710,000	596,000	12.00	10.00
Quarter ended June 30, 2003	1,540,000	670,000	26.75	9.60
Quarter ended September 30, 2003	1,550,000	137,000	30.50	23.51
2004
Quarter ended December 31, 2003 (4)	839,000	300,000	32.74	7.99
Quarter ended March 31, 2004 (through January 31, 2003)	540,000	415,000	—	—
CALENDAR YEAR 2003
August	1,550,000	137,000	28.26	23.51
September	422,000	241,000	30.50	24.50
October	839,000	319,000	32.74	7.99
November	690,000	430,000	13.00	8.20
December (4)	500,000	300,000	—	—
CALENDAR YEAR 2004
January	540,000	415,000	—	—

(1)	Nasdaq Share price information has been retroactively adjusted to reflect the November 21, 2000 change in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock.

(2)	Since our initial public offering in March 2000.

(3)	Fiscal year 2001 is the period between October 1, 2000 and September 30, 2001.

(4)	The company’s ADS’s were delisted from NASDAQ in November 2003.

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

     Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

     CORPORATE OBJECTS AND PURPOSES IN OUR ARTICLES OF INCORPORATION

     Article 2 of our articles of incorporation states our corporate objectives and purposes, which include:

•	Data gathering, analyzing, processing and providing by use of computer telecommunications networks and the internet;

•	Research and development related to data processing, and development, production, sale and technical guidance of and consulting service for software and hardware;

•	Development, manufacture, sale and technical guidance of and consulting service for computers and peripheral equipment;

•	Analyzing and designing computer systems;

•	Training computer operating staff;

•	Advertising—related business, and planning for and operation of promotional gatherings and events;

•	Planning for and production of commercial and industrial designs;

•	Photographing;

•	Publishing, production and sale of books and magazines;

•	Mail order sales;

•	Provision of goods information on consignment from mail order dealers, acceptance of orders and delivery of goods;

•	Electric and telecommunications works;

•	Contracting for maintenance for electric and telecommunications facilities;

•	Manufacture of, maintenance for, purchase, sale, rental, lease, import and export of systems and software for electric and telecommunications equipment and telecommunications;

•	Planning, development, maintenance, consulting, education for and sale of telecommunications network systems;

•	Contracting for surveys and researches of telecommunications, computers and the internet;

•	Agency and mediation service concerning subscription for telecommunication service and broadcasting service;

•	Planning and designing for data communications systems, and introduction of and guidance for operational management thereof and agent business therefor;

•	Sale, lease, installation and maintenance of office automation equipment, annexed equipment, annexed material, office equipment and office—use products;

•	Market research and marketing research services;

•	Consulting service concerning general management; and

•	Any and all businesses incidental to each of the preceding items.

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

     RIGHTS OF HOLDERS OF ADSS.

     For a description of rights of holders of ADSs, please see the “Description of American Depositary Receipts” section in our F—1 Registration Statement (File No.333—11448), declared effective on March 3, 2000, as amended, or the copy thereof attached hereto as Exhibit 10.1, incorporated herein by reference.

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

     RESTRICTIONS ON HOLDERS OF OUR COMMON STOCK.

     There is no restriction on non—resident or foreign shareholders to hold our shares or exercise voting rights. However, pursuant to a provision of our regulations with regard to our shares of common stock, a shareholder who does not have an address or residence in Japan is required to file its temporary address in Japan or that of a standing proxy having any address or residence in Japan with our transfer agent.

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

     Under the Memorandum on Microsoft Hosting Deployment Program, dated September 17, 1999, between Microsoft Co., Ltd. and us, we are allowed, as one of four “Premier Hosting Partners” in Japan, to advertise our e—mail, Web—page hosting, and our future services through CD—ROMs and pamphlets included in Microsoft’s “Office Internet Package 2000” bundles distributed in Japan and through banner announcements on Microsoft Network’s Japanese—language Website. In return for this advertising, we provide commercial hosting services to the public for which we are required to purchase software and systems provided by Microsoft.

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

     On June 1, 2002 we entered into a software supply agreement with CalltoWeb, Inc. (“CTW” an affiliate of Hikari Tsushin, Inc.) pursuant to which CTW purchases from Crayfish computer software and then sells the software to its customers.

     On June 3, 2002, we entered into an agreement with MAGREX Co., Ltd. (“Magrex”) pursuant to the OEM deal of C Master First (“Magrex’s Software”), which is created by Magrex. The agreement requires Magrex to sell the software, which the Company outsourced Magrex to develop and produce.

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

     On March 1, 2003 we entered into a software supply agreement with IE Group, Inc. (“IE” an affiliate of Hikari Tsushin, Inc.) pursuant to which IE purchases from Crayfish computer software and then sells the software to its customers.

     On March 12, 2003 we entered into an agreement with First Charge, Inc. (“First”, and affiliate of Hikari Tsushin, Inc.) wherein First introduces to Crayfish’s customers who wish to advertise on the internet. The agreement requires First to ensure that the content of the advertisement is acceptable to Crayfish.

     On September 1, 2003 we entered into a Commodity Exchange Agreement with IDK, Inc. (“IDK”) wherein IDK sells to Crayfish computer hardware and other products.

D. EXCHANGE CONTROLS.

     JAPANESE FOREIGN EXCHANGE REGULATIONS

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and related cabinet orders and ministerial ordinances govern the issuance of shares by companies and the acquisition and holding of shares by “exchange non—residents” and “foreign investors” under the Foreign Exchange Law.

     Exchange non—residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are not in Japan.

     Generally, branches and other offices located within Japan of non—resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non—residents of Japan.

     Foreign investors are:

(1)	individuals who are exchange non—residents;

(2)	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

(3)	corporations in which 50% or more of the shares are directly or indirectly held by persons described in (1) and/or (2), above; and

(4)	corporations in which a majority of whose directors or a majority of whose officers having the power of representation are described in (1) above.

     Under the Foreign Exchange Law, with minor exceptions, all aspects of foreign exchange and foreign trade transactions by exchange non—residents and foreign investors require post—transaction reporting. The Minister of Finance of Japan also has the power to impose licensing requirements for transactions in limited circumstances.

     POTENTIAL CONSEQUENCES RESULTING FROM AN ACQUISITION OF LISTED SHARES

     If a foreign investor acquires our shares and if the foreign investor’s direct and indirect total holdings are 10% or more of our issued shares after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances, a prior notification of such acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non—residents as a result of stock splits is not subject to any of the foregoing requirements.

     POTENTIAL CONSEQUENCES RESULTING FROM THE SALE OF SECURITIES TO EXCHANGE NON—RESIDENT

     A Japanese resident is required to file a report with the Minister of Finance concerning the transfer of securities for value exceeding Yen100 million to an exchange non—resident within 20 days of the date of the transfer.

     POTENTIAL CONSEQUENCES RESULTING FROM DIVIDENDS AND PROCEEDS OF SALES

     Under the current Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of shares held by exchange non—residents generally may be converted into any foreign currency and repatriated abroad.

     In general, there is no restriction imposed with regard to the import or export of capital, including the availability of cash and cash equivalents for our use.

E. TAXATION.

JAPANESE TAXATION

     The following is a summary of the principal Japanese tax consequences to an owner of shares or ADSs who is a non—resident of Japan or a non—Japanese corporation without a permanent establishment in Japan to which the relevant income is attributable. The statements regarding Japanese tax laws below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date of this annual report on Form 20—F. These statements are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor. Investors should satisfy themselves by consulting their own tax advisers as to the overall tax consequences of the ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty between Japan and their country of residence.

     Generally, a non—resident of Japan or a non—Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax, provided however, that a transfer of retained earnings or legal reserve (but, generally, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, generally, subject to Japanese income tax.

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

     Without an applicable tax treaty, convention or agreement to the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non—resident or non—Japanese corporation, the maximum rate of withholding tax is 20%. Except for any individual shareholder who holds 5% or more of the total outstanding shares, the aforementioned 20% withholding tax rate is reduced pursuant to the Special Taxation Measures Law of Japan to (i) 10% for dividends due and payable on or after April 1, 2003, but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004, but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008. Japan has entered into income tax treaties, conventions or agreements with a number of countries, reducing the above—mentioned withholding tax rate generally to 15% for investors. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. The withholding tax rate is further reduced if investors and we have some capital relationship as provided for in an applicable tax treaty.

     Non—resident holders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us must submit the required form in advance through us to the relevant tax authority before payment of dividends. The required form is the Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for non—resident holders may provide such application service. With respect to ADSs, the reduced rate is applicable if The Bank of New York, as depositary or its agent, submits two Application Forms for Income Tax Convention — one form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year—end. To claim the reduced rate, a non—resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership as applicable with The Bank of New York, as depositary. The non—resident holder will also be required to provide information or documents clarifying its entitlement to the tax reduction as may be required by the depositary.

     A non—resident holder of shares or ADSs who does not submit an application in advance will be entitled to claim from the relevant Japanese tax authority a refund of withholding taxes withheld in excess of the rate of an applicable tax treaty.

     Gains derived from the sale outside Japan of the shares or ADSs by a non—resident of Japan or a non—Japanese corporation are in general not subject to Japanese income or corporation taxes. In addition, gains derived from the sale of shares or ADSs within Japan by a non—resident of Japan or a non—Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income or corporation taxes. However, if a Japanese company repurchases its shares or ADSs and distributes assets in connection with the repurchase, under certain circumstances, the selling shareholders are deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and the additional paid—in capital attributable to the shares for Japanese tax purposes. An individual who has acquired shares or ADSs as a distributee, legatee or donee may have to pay Japanese inheritance and gift taxes at progressive rates.

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

UNITED STATES TAXATION

     The following discusses the material United States federal income tax consequences of the ownership of shares or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you hold your shares or ADSs as capital assets. It does not address the tax treatment to special classes of holders, some of whom may be subject to other rules including:

•	tax—exempt entities,

•	certain insurance companies,

•	broker—dealers,

•	traders in securities that elect to mark—to—market,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

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

     If you do not make a mark—to—market election, as described below, you will be subject to special rules with respect to:

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

     Amounts subject to these rules will not be eligible for the dividends—received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

     If the shares or ADSs are regularly traded on Nasdaq they will be treated as “marketable stock” and you may make a mark—to—market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs, and you will recognize the additional gain, if any, on sale or other disposition of your shares or ADSs as ordinary income for that taxable year. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark—to—market election. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make this election after the first year of your holding period in the shares or ADSs, any distributions or dispositions of such shares or ADSs in the year for which such election is made will be subject to the PFIC rules described above and all mark—to—market gain with respect to such taxable year will be treated as gain from the disposition of such shares or ADSs that is subject to the PFIC rules.

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

     The dividend is ordinary income that you must include in income when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends—received deduction.

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

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions subject to the PFIC rules described above. For example, if you do not make a mark—to—market election, the section 904 tax credit limitations would be applied separately with respect to the amount of excess distribution allocable to each such taxable year and carryovers, if any, are not allowed.

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

     In 2003, the U.S. Congress enacted the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”). Under the Act, certain qualified dividends received from foreign corporations are taxed at the same rates which apply to net capital gains. Dividends from a PFIC do not qualify for treatment as qualified dividends.

F. DIVIDENDS AND PAYING AGENTS.

     Not applicable

G. STATEMENT BY EXPERTS.

     Not applicable

H. DOCUMENTS ON DISPLAY.

     Our annual reports on Form 20—F, periodic reports on Form 6—K, Registration Statement on Form F—6 relating to our ADSs and other filings with the SEC can be inspected and copied without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also get copies by calling the SEC at 1—800—SEC—0330 or by writing the SEC upon payment of a prescribed fee. Our annual reports on Form 20—F for the fiscal year ended September 30, 2002 and subsequent years and our periodic reports on Form 6—K from November 13, 2003 may be reviewed on the SEC’s EDGAR database at www.sec.gov.

     In addition, documents referred to in this 20—F filing may be inspected at our Tokyo headquarters, located at Hikari Center Building, 5th Floor, 16—15, Minami Ikebukuro 1—chome Toshima—ku, Tokyo 171—0022, Japan.

I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Our primary market risk exposure is to foreign exchange rate fluctuations.

     Our periodic payment obligations for U.S. domain name registrations are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen—dollar exchange rate to the extent the dollar—denominated payments are not hedged. From time to time, we have entered into foreign currency forward contracts to hedge against the risk of foreign exchange rate fluctuation. At September 30, 2003, we had no foreign currency contracts outstanding. We do not believe that our periodic payment obligations for U.S. domain name registrations subject us to any material foreign currency exchange risks.

     We are equity financed and do not have debt that could subject us to significant interest rate exchange risks. We maintain our cash balances at financial institutions. We invest excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. We have not entered into any derivative contracts since August 2000, and at September 30, 2001, 2002 and 2003, we had no outstanding derivative contracts. Our cash equivalents are highly liquid investments with original maturities of three months or less. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these investments, we do not believe that we have a material exposure to interest rate risk.

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

     We received approximately Yen10.7 billion in net proceeds from the sale of ADSs in our March 2000 initial public offering. For the year ended September 30, 2000, we used approximately Yen796 million of the net proceeds for payment for capitalized server and related equipment leases to IBJ Leasing Co., Ltd., Yen209 million on capital expenditures, Yen311 million on research and development and Yen135 million as general working capital. For the year ended September 30, 2001, we used an additional Yen2.4 billion of the proceeds to pay a fee in connection with the termination of the lease contract with IBJ Leasing Co., Ltd., Yen3.5 billion to pay a fee in connection with the termination of the marketing contract with Hikari Tsushin, and an additional Yen130 million as general working capital. For the year ended September 30, 2002, we did not use any of the remaining net proceeds. For the year ended September 30, 2003, we used approximately Yen2,257 million for cash distribution to the shareholders.

ITEM 15. CONTROLS AND PROCEDURES

A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

     Our chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that as of September 30, 2003 our disclosure controls and procedures were effective to ensure that information required to be disclosed by Crayfish in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     There has been no change in our internal control over financial reporting that occurred during our fiscal year ended September 30, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

B. CHANGES IN INTERNAL CONTROLS.

     There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Registrant is a foreign private issue established and existing as a corporation under the Commercial Code of Japan and has one or more statutory auditors as provided under such code. Messrs. Tatsuo Shigeta, Masataka Watanabe, Yuichiro Mori and Tatsumasa Komatsu currently serve as registrant’s statutory auditors, each having been elected to his position by registrant’s shareholders at the shareholders’ annual meeting held on December 19, 2003. Registrant’s board of directors has determined that Mr. Masataka Watanabe is an audit committee financial expert.

ITEM 16B CODE OF ETHICS

     Registrant has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Registrant has not determined at this time that a code of ethics is appropriate to adopt taking into account various factors including that (i) the duties and responsibilities of registrant’s senior financial officers is subject to separate and independent review by the board of directors and the statutory auditors, (ii) the directors and statutory auditors are appointed by a vote of registrant’s shareholders, and (iii) the creation of a code of ethics would divert registrant’s resources from its principal business activities.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable

ITEM 18. FINANCIAL STATEMENTS.

     See our financial statements attached hereto beginning on page F—1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—
1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*
1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation)	—
1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation)	—
2.1	Specimen Common Stock certificates of the Registrant*
2.2	Form of Deposit Agreement among the Registrant, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.*
4.1	Memorandum on Microsoft Hosting Deployment Program dated September 17, 1999 between Microsoft Co., Ltd and the Registrant (with English translation)*
4.2	Agreement on Delegation of Intermediary Business relating to Application for the Registration of the Organizational Type/Geographical Type JP Domain Name dated April 1, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (with English translation)*
4.3	Amended and Restated Agreement on Delegation of Business dated February 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)*
4.4	Agreement on Agreed Termination and Transfer of Business dated November 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)**
4.5	Order Sheet and Receipt of Order dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**
4.6	Lease Contract dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**
4.7	Agreement on Agreed Termination of Lease Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***
4.8	Sales Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***
4.9	Software License Agreement dated March 4, 2002 between the Registrant and Network Associates Co., Ltd. (English translation)***
4.10	Agreement on Delegation of Business relating to the specified Administration Company of IP address dated March 31, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (English translation)***
4.11	C master First OEM Master Agreement dated June 3, 2002 between the Registrant and Magrex Co., Ltd. (English Translation)	—
4.12	Software Supply Agreement dated July 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)	—
4.13	OUSAMA-DESK outsourcing master agreement dated July 1, 2002 between the	—

EXHIBIT	DESCRIPTION	PAGE

Registrant and CalltoWeb, Inc. (English translation)
4.14	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.15	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.16	Amendment to Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.17	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.18	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.19	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.20	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****
4.21	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.22	Software Supply Agreement dated March 1, 2003 between the Registrant and IE Group, Inc. (English translation)	—
4.23	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)****
4.24	Agreement on Advertisement Treatment dated March 12, 2003 between the Registrant and First Charge, Inc. (English translation)	—
4.25	Commodity Exchange Agreement dated September 1, 2003 between the Registrant and IDK Inc. (English translation)	—
10.1	Description of American Depositary Receipts****
12.1	Certification by the President and Representative Director pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
12.2	Certification by the Chief Financial Officer pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
13	Certification by President and Representative Director pursuant and Chief Financial Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F—1 (File No. 333—11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20—F (File No. 0—30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on April 12, 2002.

****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on March 27, 2003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20—F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crayfish Co., Ltd.

By	/s/ Kazuhiko Muraki

Name: Kazuhiko Muraki
Title: President, Chief Executive Officer and
Representative Director

Date: March 10, 2004

CRAYFISH CO., LTD.
INDEX TO FINANCIAL STATEMENTS

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Crayfish Co., Ltd.

We have audited the accompanying balance sheets of Crayfish Co., Ltd. (a Japanese corporation) as of September 30, 2002 and 2003 and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crayfish Co., Ltd. as of September 30, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the U.S. dollar amounts presented in the accompanying financial statements as of and for the year ended September 30, 2003 have been translated from Japanese yen on the basis set forth in Note 3 to the financial statements.

BDO Sanyu & Co.
Tokyo, Japan

December 19, 2003

CRAYFISH CO., LTD.

BALANCE SHEETS
(in thousands, except share amounts)

	September 30,
			September 30,
	2002	2003	2003

			(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	¥16,412,076	¥1,931,316	$17,332
Time deposit in bank	200,000	200,000	1,795
Accounts receivable due from related parties	21,436	90,453	812
Accounts receivable, net of allowance for doubtful accounts of ¥8,147 and ¥9,067 ($81) in 2002 and 2003, respectively	14,751	25,674	230
Deposit paid for litigation settlement	—	782,081	7,019
Prepaid expenses and other current assets	61,017	51,708	464

Total current assets	16,709,280	3,081,232	27,652
Property and equipment, net	159,390	19,529	175
Deposit for subscription of equity stock	—	10,000	90
Deposits paid	4,630	500	4
Deposits paid to related parties	24,751	1,789	16
Other assets	16,851	227	2

Total assets	¥16,914,902	¥3,113,277	$27,939

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	74,160	155,287	1,394
Accounts payable due to related parties	9,110	25,237	226
Consumption tax payable	88,819	—	—
Accrual for litigation settlement	—	782,081	7,019
Deferred initial contract fees	4,004	251	2
Accrued liabilities and other current liabilities	22,009	32,579	292

Total current liabilities	198,102	995,435	8,933

Commitments and contingencies (Note 6)
Common stock
Per value: Designated value Authorized shares: 40,996 in 2002 and 2003 Outstanding shares: 10,258 in 2002 and 10,268 in 2003	8,060,325	423,219	3,798
Additional paid-in capital	6,734,094	—	—
Retained earnings, since October 1, 2001	1,922,381	1,694,623	15,208

Total shareholders’ equity	16,716,800	2,117,842	19,006

Total liabilities and shareholders’ equity	¥16,914,902	¥3,113,277	$27,939

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	September 30,

	2001	2002	2003	September 30, 2003

				(Note 3)
Revenue:
Hosting service	¥5,295,879	¥2,933,103	¥1,420,031	$12,744
Hosting service to related party	—	8,328	20,260	182
Product sales to related party	—	—	199,300	1,788
Advertising and other	15,935	3,188	18,120	162
Advertising and other to related party	—	741	114,207	1,025

Total	5,311,814	2,945,360	1,771,918	15,901

Cost of revenue:
Hosting service	3,327,955	632,293	432,767	3,883
Products sale	—	—	130,144	1,168
Adverting and other	63,933	3,881	86,709	778

Total	3,391,888	636,174	649,620	5,829

Gross profit	1,919,926	2,309,186	1,122,298	10,072
Operating expenses:
Selling, general and administrative	1,713,717	806,258	511,581	4,591
Research and development	1,014,774	51,031	500	4
Loss on disposal of property and equipment	332,452	97,050	23,583	212
Loss on impairment of property and equipment	2,110,529	—	—	—
Loss on termination of lease contracts	91,616	—	—	—
Expenses related to litigation	150,211	23,845	23,908	215
Expenses related to business restructuring	360,323	—	—	—
Loss on impairment of intangible servicing asset purchased from a related party	3,500,000	—	—	—

Total operating expenses	9,273,622	978,184	559,572	5,022

(Loss) income from operations	(7,353,696)	1,331,002	562,726	5,050
Other income (expenses):
Interest income	32,240	2,688	350	3
Interest expense	(161,930)	(21)	(10)	—
Expenses for litigation settlement	—	—	(782,081)	(7,019)
Foreign exchange gain (loss), net	24,690	(3,357)	235	2
Loss on devaluation of investment in an affiliate	(399,377)	—	—	—
(Loss) gain on sale and write-off of investments	(440,000)	9,975	—	—
Gain on sale of investment in an affiliate	—	32,646	—	—
Equity in loss of an affiliate	(73,249)	—	—	—
Other, net	(29,486)	(31,389)	(7,768)	(69)

Other (expenses) income, net	(1,047,112)	10,542	(789,274)	(7,083)

(Loss) income from continuing operations before provision for income taxes	(8,400,808)	1,341,544	(226,548)	(2,033)
Provision for income taxes	3,800	3,800	1,210	11

(Loss) income from continuing operations	(8,404,608)	1,337,744	(227,758)	(2,044)
Loss from operations of discontinued business segments	(1,164,113)	—	—	—

Net (loss) income	¥(9,568,721)	¥1,337,744	¥(227,758)	$(2,044)

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD.

STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(Continued)

	September 30,

	2001	2002	2003	September 30, 2003

				(Note 3)
(Loss) earnings per share
Per common share basic:
(Loss) income from continuing operations	¥(823,496.77)	¥130,460.70	¥(22,192.15)	$(199.16)
Loss from operations of discontinued business segments	(114,061.63)	—	—	—

Net (loss) income	¥(937,558.40)	¥130,460.70	¥(22,192.15)	$(199.16)

Per common share diluted:
(Loss) income from continuing operations	¥(823,496.77)	¥130,346.30	¥(22,192.15)	$(199.16)
Loss from operations of discontinued business segments	(114,061.63)	—	—	—

Net (loss) income	¥(937,558.40)	¥130,346.30	¥(22,192.15)	$(199.16)

Shares used in per share calculation — basic	10,206	10,254	10,263	10,263
diluted	10,206	10,263	10,263	10,263

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD.

STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

				(Accumulated
	Common Stock		Additional	Deficit)			Total
			Paid-in	Retained	Legal	Deferred Stock	Shareholders'
	Shares	Amount	Capital	Earnings	Reserve	Compensation	Equity

Balances, September 30, 2000	10,186	¥8,044,887	¥19,026,170	¥(1,918,398)	¥180	¥(125,599)	¥25,027,240
Stock options exercised	63	13,188					13,188
Stock options forfeited			(220,500)				(220,500)
Deferred stock compensation						125,599	125,599
Net loss				(9,568,721)			(9,568,721)

Balances, September 30, 2001	10,249	8,058,075	18,805,670	(11,487,119)	180	0	15,376,806
Transfer to accumulated deficit (Note 1)			(12,071,576)	12,071,756	(180)

Adjusted balances, October 1, 2001	10,249	8,058,075	6,734,094	584,637	0	0	15,376,806
Stock options exercised	9	2,250					2,250
Net income				1,337,744			1,337,744

Balances, September 30, 2002	10,258	8,060,325	6,734,094	1,922,381	0	0	16,716,800
Stock options exercised	10	2,000	2,000				4,000
Cash distribution to shareholders as capital reduction		(7,639,106)	(6,736,094)				(14,375,200)
Net loss				(227,758)			(227,758)

Balances, September 30, 2003	10,268	¥423,219	¥0	¥1,694,623	¥0	¥0	¥2,117,842

Balances, September 30, 2002 (Note 3)	10,258	$72,336	$60,433	$17,252	$0	$0	$150,021
Stock options exercised	10	18	18				36
Cash distribution to shareholders as capital reduction		(68,556)	(60,451)				(129,007)
Net loss				(2,044)			(2,044)

Balances, September 30, 2003	10,268	$3,798	$0	$15,208	$0	$0	$19,006

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD.

STATEMENTS OF CASH FLOWS
(in thousands)

	September 30,
				September 30,
	2001	2002	2003	2003 (Note 3)

Cash flows from operating activities:
Net (loss) income	¥(9,568,721)	¥1,337,744	¥(227,758)	$(2,044)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Reversal of deferred stock compensation	(94,901)	—	—	—
Depreciation and amortization	789,421	136,932	41,940	376
Allowance for doubtful accounts	6,820	1,287	920	8
Loss on impairment and disposal of property and equipment	2,514,891	97,050	23,583	212
Loss on termination of lease contracts	91,616	—	—	—
Write-off of investment in debt instrument	254,000	—	—	—
Loss (gain) on sale of long-term investments	186,000	(9,975)	—	—
Gain on sale of investment in an affiliate, net	—	(32,646)	—	—
Loss on devaluation on an investment in an affiliate	399,377	—	—	—
Equity in loss of an affiliate	73,249	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(55,899)	(6,759)	(80,860)	(726)
Prepaid expenses and other current assets	141,475	322,318	9,309	84
Accounts payable	(116,197)	(98,063)	97,404	874
Consumption tax payable		88,819	(88,819)	(797)
Accrued liabilities and other current liabilities	(139,532)	(58,293)	10,570	95
Deferred initial contract fees	9,556	(5,552)	(3,753)	(34)
Other assets	2,062	4,601	(1)	—

Net cash (used in) provided by operating activities	(5,506,783)	1,777,463	(217,465)	(1,952)

Cash flows from investing activities:
Purchase of time deposit in bank	(200,000)	—	—	—
Proceeds from sale of property and equipment	13,822	10,484	95,585	858
Purchase of property and equipment	(542,232)	(36,681)	(4,622)	(41)
Investment in debt instrument	(254,000)	—	—	—
Deposit for subscription of equity stock		—	(10,000)	(90)
Proceeds from sale of investment in an affiliate		160,020	—	—
Investment in an affiliate	(600,000)	—	—	—
Proceeds from sale of investment in equity securities	9,650	43,225	—	—
Purchase of investments in equity securities	(197,000)	—	—	—
Deposits	177,051	26,255	27,092	243

Net cash (used in) provided by investing activities	(1,592,709)	203,303	108,055	970

Cash flows from financing activities:
Change in restricted cash	950,000	—	—	—
Principal payments on capital leases	(2,414,008)	(139)	(150)	(1)
Repayment of long-term debt	(37,500)	—	—	—
Proceeds from exercise of stock options	13,188	2,250	4,000	36
Cash distribution to shareholders as capital reduction		—	(14,375,200)	(129,007)

Net cash (used in) provided by financing activities	(1,488,320)	2,111	(14,371,350)	(128,972)

Net (decrease) increase in cash equivalents	(8,587,812)	1,982,877	(14,480,760)	(129,954)
Cash and cash equivalents at beginning of period	23,017,011	14,429,199	16,412,076	147,286

Cash and cash equivalents at end of period	¥14,429,199	¥16,412,076	¥1,931,316	$17,332

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD.

STATEMENTS OF CASH FLOWS
(in thousands)
(Continued)

	September 30,
				September 30,
	2001	2002	2003	2003 (Note 3)

Supplemental cash flows information:
Cash transactions:
Cash paid for income taxes	¥4,037	¥531	¥3,653	$33
Cash paid for interest	82,439	21	10	—

The accompanying notes are an integral part of these financial statements.

CRAYFISH CO., LTD
NOTES TO THE FINANCIAL STATEMENTS

1. Business Organization and Restructuring

Nature of Operations

Crayfish Co., Ltd. (the “Company”) was incorporated in Japan on October 16, 1995. Since its inception, the Company has provided e-mail hosting services (“Deskwing”) to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions. During the current fiscal year, the Company started selling products and providing internet advertising services (see “Risk of business concentration” in Note 2).

Product sales business consists of computer software sales and hardware sales. In the computer software sales business, the Company sells software products primarily to affiliated companies of Hikari Tsushin Inc. (“HT”), a major shareholder of the Company, who then sells these software products to small and medium sized enterprises. The Company purchases the software from outside software-development companies, with a requirement of customizations suitable for the needs of its targeting customers. The Company does not pay for the development of the software to its venders. In hardware sales business, the Company purchases hardware including computer servers, personal computers, network instruments and printers from manufacturers and resells them to third parties and affiliated companies of HT.

In internet advertising services, the Company purchases and resells banner advertisements and e-mail advertisements to third parties and an affiliated company of HT. The banner advertisements are posted on highly trafficked Web sites which “hyperlink” users to the advertisers’ web site when users click the banner. E-mail advertisements are attached to “Mail Magazines”, informational magazines that are periodically sent to users via E-mail. E-mail advertisements resemble advertisements in paper magazines and newspapers.

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

The Company accounted for its discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” A summary of the components of discontinued operations is as follows (in thousands):

September 30, 2001

Loss from operations	¥(1,026,180)
Loss on disposal of equipment	(71,910)
Loss on termination of contracts with third parties	(61,848)
Facility expenses	(4,175)

Loss from discontinued segments	¥(1,164,113)

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

(6) Elimination of accumulated deficit as of September 30, 2001 in accordance with the Commercial Code of Japan approved by shareholders

All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders’ meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the “Code”), elimination of the accumulated deficit of ¥12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring ¥12,071,576 thousand of additional paid-in capital (“APIC”) and ¥180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted (“GAAP”) in Japan (“Japan GAAP”) was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was ¥584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of ¥584,637 thousand which will be carried forward under U. S. GAAP.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses and impairment of long-lived assets, have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.

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

Risks and uncertainties

(1) Business concentration

As mentioned in “Nature of Operations” in Note 1, the Company’s current main operation is to provide e-mail hosting services (“Deskwing”) to small and medium-sized businesses. The Company previously had three main revenue generating businesses: The Deskwing hosting service, Other hosting services, and System development services:

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

As discussed in Note 1, the Company concluded the Plan in the fiscal year ended September 30, 2001 to withdraw from Other hosting services and System development services and concentrate its resources on Deskwing and its related services. During the fiscal year ended September 30, 2003, the Company started product sales business and internet advertising space business. Both businesses are still in an early stage.

(2) Cash concentration

At September 30, 2003, the Company maintains ¥2,131 million ($19,127 thousand) in banks including a ¥200 million ($1,795 thousand) time deposit with a maturity of greater than three months, which represented 68.5% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to ¥10 million and its related unpaid interest, for time deposits starting from April 1, 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

Revenue recognition

The Company derives revenue through three sources described in the Nature of Operations above.

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customers anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are recognized when received, provided all obligations under the contract have been fulfilled.

The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months. At September 30, 2002 and 2003, initial contract fees of ¥4,004 thousand and ¥251 thousand ($2 thousand), respectively, were deferred.

Sales of computer software and hardware are recognized when products are physically delivered to customers.

Revenue from internet advertising services is recognized at the end of contract period. For the service contract of which the contract period is more than one month, revenue is recognized equally through the contract period.

The Company performs on-going credit evaluations of its customers’ creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management’s expectations.

Allowance for doubtful accounts

The allowance for doubtful accounts is reported as an amount determined by adding the individually estimated uncollectable amounts to a general reserve calculated by applying a rate based on past collection experience.

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

	September 30,

	2001	2002	2003

Expected volatility	138.6%	N/A	N/A
Weighted-average risk-free interest rate	0.50%	N/A	N/A
Expected life (in years)	2.5	N/A	N/A
Expected dividends	—%	N/A	N/A

For pro forma purposes, had compensation cost for the plan been determined based on the fair value at the grant date for awards in 2001, 2002 and 2003 consistent with the provisions of SFAS 123, the Company’s net (loss) income would have been (in thousands, except per share data):

	September 30,

	2001	2002	2003	September 30, 2003

				(Note 3)
Net (loss) income
As reported	¥(9,568,721)	¥1,337,744	¥(227,758)	$(2,044)
Pro forma	(9,584,751)	1,337,744	(227,758)	(2,044)
Basic net (loss) income per common share
As reported	¥(937,558.40)	¥130,460.70	¥(22,192.15)	$(199.16)
Pro forma	(939,128.50)	130,460.70	(22,192.15)	(199.16)
Diluted net (loss) income per common share
As reported	¥(937,558.40)	¥130,346.30	¥(22,192.15)	$(199.16)
Pro forma	(939,128.50)	130,346.30	(22,192.15)	(199.16)

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

Advertising and promotional costs

The Company expenses advertising and promotional costs as they are incurred. Advertising expenses for the years of 2001, 2002 and 2003 were ¥437,665 thousand, ¥3,220 thousand and ¥3,810 thousand ($34 thousand), respectively.

Computation of earnings per share

The Company calculates earnings per share in accordance with SFAS No.128, “Earnings Per Share”. Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company’s incentive plans (see “Note 10”).

Since the Company has incurred losses for periods of the years of 2001 and 2003 presented in the statements of operations, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants were antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share at September 30, 2001 and 2003 were 594 shares and 2 shares, respectively.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company had no amounts categorized as other comprehensive income in any of years of 2001, 2002 or 2003.

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

Reclassifications

Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net loss or income and shareholders’ equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2003, which was ¥111.43 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Recently Issued Accounting Pronouncements

In April 2003, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract within an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. Implementation of this FASB did not to have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For certain financial instruments, the classification and measurement provisions of SFAS No. 150 have been deferred indefinitely. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities” (FIN 46), which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities.

In December 2003, the FASB revised FIN 46, delaying the effective dates for certain entities created before February 1, 2003, and making other amendments to clarify application of the guidance. For potential variable interest entities other than any Special Purpose Entities (SPEs), the revised FIN 46 (FIN 46R) is now required to be applied no later than the end of the first fiscal year or interim reporting period ending after March 15, 2004. The original guidance under FIN 46 is still applicable, however, for all SPEs created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46R also requires certain disclosures of an entity’s relationship with variable interest entities. We do not expect the adoption in the period ended March 31, 2004 to have a material impact to our financial statements.

5. Balance Sheet Detail

Property and equipment, net (in thousands):

	September 30,

	2002	2003	September 30, 2003

			(Note 3)
Office equipment	¥382,438	¥92,981	$834
Leasehold improvements	6,334	3,062	27
Purchased software	15,854	17,946	161

	404,626	113,989	1,022
Less: Accumulated depreciation and amortization	(245,236)	(94,460)	(847)

Property and equipment, net	¥159,390	¥19,529	$175

Property and equipment held for sale of ¥16,088 thousand at September 30, 2002, was included in other assets on the balance sheets.

Depreciation and amortization expense for the years of 2001, 2002 and 2003 was ¥789,421 thousand, ¥136,932 thousand and ¥41,940 thousand ($376 thousand), respectively. Included in depreciation and amortization expense is depreciation expense relating to assets subject to capital leases of ¥550,470 thousand, ¥74 thousand and none for the years of 2001, 2002 and 2003, respectively.

Accrued liabilities (in thousands):

	September 30,

	2002	2003	September 30, 2003

			(Note 3)
Compensated absences	¥8,872	¥12,132	$109
Bonuses	7,014	9,199	82
Other	5,920	8,864	80

Total accrued liabilities	¥21,806	¥30,195	$271

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

Leased assets consist of only office equipment with a carrying value of ¥74 thousand at September 30, 2001, which was fully depreciated as of September 30, 2002. The related remaining lease obligations at September 30, 2002 and 2003 were ¥203 thousand and ¥53 thousand ($0.5 thousand), respectively. This obligation is repayable through January, 2004.

Operating leases

In connection with relocation of the Company’s headquarters on December 1, 2001 discussed in Note 1, the Company canceled the former office leases and entered into four new two-year operating lease contracts for office facilities during the fiscal year ended September 30, 2002. These agreements were all cancelable by the Company with six month’s advance notice. During the current fiscal year, the Company cancelled three lease contracts and entered to a one-year office lease contract. The Company uses newly leased office space as its headquarters, and intends to renew the contract annually.

Total rent under operating lease agreements for the years of 2001, 2002 and 2003 were ¥123,173 thousand, ¥17,488 thousand and ¥17,493 thousand, ($157 thousand), respectively.

The minimum rental assuming no cancellation on operating lease payments that have initial lease terms in excess on one year as of September 30, 2003 are as follows:

Year ending September 30 (in thousands):
2004	¥11,534	$104
2005	11,534	104

Total minimum future rentals	¥23,068	$208

Legal Proceedings

On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against (i) the Company, (ii) its CEO at the time, (iii) its underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new lead counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002.

The Company negotiated with the plaintiffs and all parties have entered into a memorandum of understanding regarding the settlement of the class actions, subject to the execution of a final settlement agreement and approval by the Court. The executed memorandum of understanding was received by the Company from its litigation counsel on the morning of June 7, 2003 (Japan Time).

Pursuant to the memorandum of understanding, defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company’s CEO at the time of the Company’s public offering, have reached a settlement with the plaintiffs to settle and discontinue all pending class actions for $9,000 thousand. Out of $9,000 thousand, $6,625 thousand, or ¥782,081 thousand has been paid by the Company into an escrow account for expected future payment. This settlement will not become final until approved by the Court after notice and hearing by the Court.

As of September 30, 2003, the Company was not engaged in any guarantee activities under FIN 45.

7. Investments

Investment in equity securities

The Company had invested ¥33,250 thousand in non-marketable equity securities, all of which were sold in December 2001 for ¥43,225 thousand. The Company recognized ¥9,975 thousand in gain on sale of the security, which is presented as gain on sale and write-off of investment in the section of other income in the statements of operations. As of September 30, 2002, the Company had no investment in equity securities. At September 29, 2003, the Company deposited ¥10 million ($90 thousand) for an equity stock subscription of Cyber Joy Inc., a newly incorporated subsidiary at October 1, 2003, wholly owned by the Company. Cyber Joy Inc. is the Company’s sales agent for internet advertising business.

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

In March 2002, the Company sold all of its interest in IKK for ¥160,020 thousand and realized a gain on sale of ¥32,646 thousand.

8. Transactions with Related Parties

Termination fee paid to Hikari Tsushin, Inc.

In February 2000, the Company entered into a marketing agreement with HT, the Company’s principal shareholder owing a 67.0%, 67.0% and 81.5% interest in the Company as of September 30, 2001, 2002 and 2003, respectively. Pursuant to the marketing agreement, HT marketed Deskwing and related services, and processed applications for service subscriptions, collected fees on behalf of the Company and provided certain Deskwing customer support services. In exchange for providing these services, HT was entitled to a monthly commission based on fifty percent of the Deskwing monthly subscription fee. At the end of each month, HT remitted fees collected on behalf of the Company net of commissions earned. These service fees have been reflected as a component of cost of revenue in the statements of operations.

On November 1, 2000, the Company paid HT ¥3.5 billion to terminate the foregoing agreement. The amount paid under the termination agreement was based on an independent valuation of the fair value of the expected future net revenues to be received by HT under the agreement. The expected future revenues were based on terms then in effect with customers, and on estimated projected cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected, and the Company implemented a 50% reduction in the monthly fee charged for its Deskwing hosting service. Accordingly, the ¥3.5 billion termination payment has been reflected as operating expenses in fiscal 2001 in the statements of operations.

Transactions with HT and its subsidiaries

During the fiscal years ended September 30, 2001, the Company had related party transactions with only HT. During the fiscal years ended September 30, 2002 and 2003, the Company had transactions with four and eight subsidiaries of HT in addition to HT, respectively. Account balances and transactions with HT and its subsidiaries are as follows (in thousands):

	September 30,			September 30,
				2003
	2001	2002	2003	(Note 3)

Accounts receivable	¥—	¥21,436	¥90,453	$812
Deposits paid	—	24,751	1,789	16
Accounts payable	6,964	9,110	31,821	285
Other	—	—	728	7
Transactions for the year ended:
Sale of property and equipment	—	15,326	5,566	50
Purchase of property and equipment	—	2,483	2,133	19
Consulting fees received	—	—	12,924	116
Sales	—	9,069	333,767	2,995
Cost of sales	—	—	52,933	475
Compensation received	—	4,872	82,373	739
Service fee payment	656,949	14,689	24,579	221
Rent expense	—	33,394	17,635	158
Other general and administrative expense reimbursement	10,607	21,581	19,250	173
Termination fee payment	3,500,000	—	—	—
Moving expenses	—	7,094	7,086	64
Other	—	4,460	2,712	24

9. Shareholders’ Equity

Under the Code, the entire amounts of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account not exceeding one half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

Effective October 1, 2001, the Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. The total amount of legal earnings reserve and additional paid-in capital has been reached 25% of common stock, and therefore the Company is not required to provide legal earnings reserve any more. The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders’ meeting or may be capitalized by resolution or the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders’ meeting. Legal earnings reserve is included in retained earnings in the accompanying consolidated financial statements. At September 30, 2002 and 2003, the legal earnings reserve included in retained earnings was none.

As discussed in more detail in Note 1, at the regular shareholder’s meeting held on December 20, 2001, shareholders approved, pursuant to the Code, elimination of the Japan GAAP accumulated deficit of ¥12,071,756 thousand as of September 30, 2001 as recorded in the statutory book of accounts, transferring ¥12,071,576 thousand of APIC and ¥180 thousand of legal earnings reserve.

The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a cash distribution to the Company’ shareholders in connection with a reduction of common stock and additional paid-in capital pursuant to the Code. In light of factors including present conditions: the size of the Company’s business at present or anticipated future periods, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was ¥14,375,200 thousand ($129,007 thousand) and the reduction of capital was effective on September 9, 2003. Amounts reduced in common stock and additional paid-in capital were ¥7,495,640 thousand ($67,268 thousand) and ¥6,879,560 thousand ($61,739 thousand), respectively, based on Japan GAAP. As discussed in Note 1, APIC under Japan GAAP is different from that under U.S. GAAP. Based on U.S. GAAP, amount to be reduced in common stock and additional paid-in capital were ¥7,639,106 thousand ($68,556 thousand) and ¥6,736,094 thousand ($60,451 thousand), respectively.

The Maximum amount that the Company can distribute as dividends is calculated based on the financial statements of the Company in accordance with the Code.

10. Stock-Based Compensation

The Company issues stock options to its employees and directors at the discretion of the Board of Directors, but subject to the provisions of the articles of incorporation and shareholders’ approval. At the shareholders meetings, the shareholders approve the amount of stock options granted to each employee and director, the exercise price of each grant, the vesting period and the life of each option. Options typically vest after two years and have a five-year life. In August 1999, the Company issued options to employees and directors with exercise prices below the fair market value of the Company’s common stock and recorded a deferred stock compensation charge of approximately ¥329,000 thousand to be amortized over the vesting period of the options of two years. In the year of 2001, the Company recognized ¥125,599 thousand of compensation expense from amortization of deferred stock compensation. In the year of 2001, the Company reversed ¥220,500 thousand of compensation expense relating to the forfeiture of unvested options including ¥94,901 thousand in compensation expense recognized in previous years. No unamortized stock compensation expense remained at the end of the year of 2001.

On September 30, 1998, the Company issued bonds of ¥1,762,500 to financial institutions with detachable warrants to purchase 705 shares of common stock. The Company repurchased all warrants immediately after issuance of the bonds in order to grant to its former directors of the Company as a part of remuneration. As the Code had restricted an amount of stock options that a company could only issue up to 10% of outstanding shares of a company’s common stock until April 1, 2002, warrants were used to address restrictions in the Code limiting the amount of stock options that can be granted. Warrants to purchase 675 shares of common stock with exercise price of ¥2, 500,000 per share remained outstanding at September 30, 2002, none of which were exercised during fiscal 2003. As a result of the reduction of capital effective on September 9, 2003, the exercise price per share was reduced to ¥1,033,520 per share. As a result, the number of shares available for the warrants increased to 1,632 shares, all of which were outstanding at September 30, 2003. The following is a summary of option/warrant activity (whole amounts):

		Weighted
		Average	Options/Warrants
	Number of	Exercise Price
	Shares	Per Share	Price Range	Per Share

Outstanding at September 30, 2000	1,199	¥2,443,688	¥62,500	¥3,776,250
Options/warrants granted	333	400,000	400,000	400,000
Options/warrants exercised	(63)	209,325	62,500	250,000
Options/warrants canceled	(720)	1,898,196	250,000	3,776,250

Outstanding at September 30, 2001	749	2,473,645	250,000	3,776,250
Options/warrants granted	—	—	—	—
Options/warrants exercised	(9)	250,000	400,000	400,000
Options/warrants canceled	(45)	1,672,139	250,000	3,776,250

Outstanding at September 30, 2002	695	2,493,005	400,000	3,776,250
Options/warrants granted	—	—	—	—
Options/warrants exercised	(10)	400,000	400,000	400,000
Options/warrants canceled	(10)	3,776,250	400,000	3,776,250
Warrants adjustment in restructuring	957	1,033,520	1,033,520	1,033,520

Outstanding at September 30, 2003	1,632	¥1,033,520	¥1,033,520	¥1,033,520

At September 30, 2001 and 2002, 685 and 684 option/warrants were exercisable at weighted average exercise prices per share of ¥2.5 million and ¥2.5 million, respectively. At September 30, 2003, all stock options the Company had granted were cancelled or exercised and no more stock options outstanding existed, and 1,632 warrants were exercisable at exercise prices per share of ¥1,034 thousand ($9.3 thousand).

11. Income Taxes

The provision for income taxes consisted of the following components (in thousands):

	September 30,

				September 30,
	2001	2002	2003	2003 (Note 3)

Current	¥3,800	¥3,800	¥1,210	$11
Deferred	—	—	—	—

Provision for income taxes	¥3,800	¥3,800	¥1,210	$11

The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 42.05% for each of three years in the period ended September 30, 2003. Effective for years commencing on October 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes was reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company used the aggregate statutory income tax rate of 40.69% at September 30, 2003.

As a result of this change, deferred tax assets decreased by ¥137,596 thousand ($1,235 thousand) compared with what would have been recorded under the provisions of local tax law. Provision for deferred income taxes were not affected by this change.

Reconciliation of the differences between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years of 2001, 2002 and 2003 is as follows (in thousands):

	September 30,

				September 30,
	2001	2002	2003	2003 (Note 3)

Amount computed by using normal Japanese statutory tax rate	¥(4,022,049)	¥564,119	¥(95,263)	$(855)
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purposes	2,390	1,603	1,028	9
Increase (decrease) in deferred tax asset valuation allowance	4,019,705	(565,804)	(41,142)	(369)
Effect of tax rate change	—	—	137,596	1,235
Per-capita levy	3,800	3,800	1,210	11
Others-net	(46)	82	(2,219)	(20)

Income taxes as reported	¥3,800	¥3,800	¥1,210	$11

The significant components of deferred income tax assets and liabilities at September 30, 2001, 2002 and 2003 were as follows (in thousands):

	September 30,

					September 30,
	2002		2003		2003 (Note 3)

Deferred tax assets:
Operating loss carry-forwards		¥4,433,360		¥3,971,293	$35,639
Loss on impairment of equipment not deductible for tax purposes		2,683		—	—
Expense for litigation settlement not deductible for tax purposes		—		328,865	2,951
Depreciation in excess of tax deductible amount		35,645		39,352	353
Write-off of accounts receivable in excess of tax deductible amount		17,317		106,128	953
Allowance for doubtful accounts in excess of tax deductible amount		4,147		3,850	35
Other		1,023		3,544	31

Gross deferred tax assets		4,494,174		4,453,032	39,962

Less:
Valuation allowance		(4,494,174)		(4,453,032)	(39,962)

Net deferred tax assets	¥		¥		$—

Operating loss carry-forwards for tax purposes at September 30, 2003 amounted to approximately ¥9,760 million ($87,589 thousand) which is available to offset future taxable income. Approximately ¥1,469 million, ¥6,642 million and ¥1,649 million of operating loss carry-forwards will expire in the periods ending September 30, 2005, 2006 and 2007, respectively, unless utilized prior to that date. A full valuation allowance has been recorded due to the uncertainty whether the deferred tax asset will be realized.

The net changes in the valuation allowance for deferred tax assets during the years of 2002 and 2003 were decrease of ¥565,804 thousand and ¥41,142 thousand ($369 thousand), respectively.

12. Segment Information

As mentioned in “Risk of business concentration” in the Note 2, the Company had three reportable segments: Deskwing, Other Hosting service, and System Development services, as reviewed by the Company’s management. All product segments used common assets and management did not review this information separately. The Company has changed its business strategy in accordance with the Plan, and as discussed in Note 1, the Company now engages in two new businesses: product sales business and internet advertising space business, besides Deskwing and its related services. These newly introduced businesses are not considered separate reportable segments since management does not review discrete financial information for these businesses other than revenues and product costs. All of the Company’s operations are conducted in Japan.

13. Subsequent Event

Board of Directors, at a meeting held on August 22, 2003, resolved to delist from NASDAQ and terminate its American Depositary Shares (“ADR”) program effective on November 24, 2003.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE

1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—

1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*

1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation)	—

1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation)	—

2.1	Specimen Common Stock certificates of the Registrant*

2.2	Form of Deposit Agreement among the Registrant, The Bank of New York as depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.*

4.1	Memorandum on Microsoft Hosting Deployment Program dated September 17, 1999 between Microsoft Co., Ltd and the Registrant (with English translation)*

4.2	Agreement on Delegation of Intermediary Business relating to Application for the Registration of the Organizational Type/Geographical Type JP Domain Name dated April 1, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (with English translation)*

4.3	Amended and Restated Agreement on Delegation of Business dated February 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)*

4.4	Agreement on Agreed Termination and Transfer of Business dated November 1, 2000 between the Registrant and Hikari Tsushin, Inc (with English translation)**

4.5	Order Sheet and Receipt of Order dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.6	Lease Contract dated July 12, 2000 between the Registrant and IBJ Leasing, Co., Ltd. (with English translation)**

4.7	Agreement on Agreed Termination of Lease Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.8	Sales Contract dated July 24, 2001 between the Registrant and IBJ Leasing Co., Ltd. (English translation)***

4.9	Software License Agreement dated March 4, 2002 between the Registrant and Network Associates Co., Ltd. (English translation)***

4.10	Agreement on Delegation of Business relating to the specified Administration Company of IP address dated March 31, 2001 between Shadan Hojin Japan Network Information Center and the Registrant (English translation)***

4.11	C master First OEM Master Agreement dated June 3, 2002 between the Registrant and Magrex Co., Ltd. (English Translation)	—

EXHIBIT	DESCRIPTION	PAGE

4.12	Software Supply Agreement dated July 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)	—

4.13	OUSAMA-DESK outsourcing master agreement dated July 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)

4.14	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****

4.15	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****

4.16	Amendment to Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****

4.17	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****

4.18	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****

4.19	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****

4.20	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****

4.21	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****

4.22	Software Supply Agreement dated March 1, 2003 between the Registrant and IE Group, Inc. (English translation)	—

4.23	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)****

4.24	Agreement on Advertisement Treatment dated March 12, 2003 between the Registrant and First Charge Inc. (English translation)	—

4.25	Commodity Exchange Agreement dated September 1, 2003 between the Registrant and IDK Inc. (English translation)	—

10.1	Description of American Depositary Receipts****

12.1	Certification by the President and Representative Director pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—

12.2	Certification by the Chief Financial Officer pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—

13	Certification by President and Representative Director pursuant and Chief Financial Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F—1 (File No. 333—11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20—F (File No. 0—30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on April 12, 2002.

****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on March 27, 2003.