Form 20-F
period 2004-09-30
CRAYFISH CO LTD
filed 2005-04-13
CIK 1106934

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________________ to___________________

Commission file number 0-30530

KABUSHIKI KAISHA CRAYFISH

(Exact Name of Registrant as Specified in Its Charter)

CRAYFISH CO., LTD.

(Translation of Registrant’s Name into English)

JAPAN	HIKARI CENTER BLDG., 5TH FLOOR 16-15, MINAMI IKEBUKURO 1-CHOME TOSHIMA-KU, TOKYO 171-0022 JAPAN
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
NONE	NONE

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

     As of September 30, 2004, 10,268 shares of common stock were outstanding, comprised of 9,884 Shares and 192,000 ADSs (equivalent to 384 shares).**

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 ☐ Item 18 ☑

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

     Important risks and factors that could cause our actual results to differ materially from our expectations are generally discussed in Item 3.D and include, without limitation:

•	that our revenues will continue to decline if we do not retainer customers, and

•	that we may be unable to develop an effective marketing channel to increase sales.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable

ITEM 3. KEY INFORMATION.

A. SELECTED FINANCIAL DATA.

     The selected financial data below should be read together with our financial statements and related notes beginning on page F-1 in response to Item 8 and Item 18 and the Operating and Financial Review and Prospects included as Item 5. All amounts in this document are based on accounting principles generally accepted in the United States of America or U.S. GAAP unless otherwise noted. Historical results are not necessarily indicative of results to be expected for any future period.

U.S. GAAP FINANCIAL DATA

     The consolidated statements of operations data below for the fiscal years ended September 30, 2000, 2001, 2002, 2003 and 2004 and the consolidated balance sheet data as of September 30, 2000, 2001, 2002, 2003 and 2004 that are identified as being prepared in accordance with U.S. GAAP, are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. The consolidated U.S. GAAP statements of operations data for the fiscal years ended September 30, 2002, 2003 and 2004 and the consolidated U.S. GAAP balance sheet data as of September 30, 2002, 2003 and 2004 were audited by BDO Sanyu & Co., independent registered public accountants. Consolidated U.S. GAAP statements of operations data for the years ended September 30, 2002, 2003 and 2004 and consolidated balance sheet data as of September 30, 2003 and 2004 are included in our consolidated financial statements and related notes beginning on page F-1.

     The results of operations for the year ended September 30, 2000 have been revised to reclassify activities attributable to the discontinued segments to the line item “(Loss) income from operations of discontinued business segments” in our statements of operations. Historically, we had operated as three separate segments for management and financial reporting purposes. In accordance with our Business Revival Plan announced in July 2001, we discontinued our “Other Hosting Services” and “Systems Development Services” segments, leaving only our “Deskwing Hosting Services” segment remaining. In addition, we terminated several on-going research and development projects. As a result, we began reporting a single segment since the year ended September 30, 2001. These reclassifications have no effect on previously reported results of operations and shareholders’ equity. Since the fiscal year ended September 30, 2002, we have started to prepare the segment of “Advertising and Other”. For the year ended September 30, 2003, the Company has started to prepare Product sales (Commodity sales) segments. We have prepared the consolidated financial statements to include the wholly owned subsidiary, Cyber Joy, Inc., which Crayfish established in October 2003.

     We have accounted for our discontinued operations in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the consolidated statements of operations data for the years ended September 30, 2000, and 2001 below.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA (U.S. GAAP):

	Year ended September 30,
	2000(1)		2001(2)		2002		2003(4)		2004(4)		2004(4)
	(in thousands of yen and U.S. dollars, except share and per share amounts)
Revenue	Yen	6,728,865	Yen	5,311,814	Yen	2,945,360	Yen	1,771,918	Yen	3,304,725	$29,989
Cost of revenue (3)		5,653,051		3,391,888		636,174		649,620		2,160,441	19,605

Gross profit		1,075,814		1,919,926		2,309,186		1,122,298		1,144,284	10,384

Total operating expenses (3)		2,079,134		9,273,622		978,184		559,572		641,754	5,824

(Loss) income from operations		(1,003,320)		(7,353,696)		1,331,002		562,726		502,530	4,560

Other income (expenses), net		7,665		(1,047,112)		10,542		(789,274)		(2,114)	(19)

(Loss) income from continuing operations before income taxes		(995,655)		(8,400,808)		1,341,544		(226,548)		500,416	4,541
Income taxes
Current		3,800		3,800		3,800		1,210		1,280	12
Deferred		—		—		—		—		(97,839)	(888)

(Loss) income from continuing operations		(999,455)		(8,404,608)		1,337,744		(227,758)		596,975	5,417
Gain (loss) from operations of discontinued business segments		(542,129)		(1,164,113)		—		—		—	—

Net (loss) income	Yen	(1,541,584)	Yen	(9,568,721)	Yen	1,337,744	Yen	(227,758)	Yen	596,975	$5,417

(Loss) earnings per share
Per common share basic:
(Loss) income from continuing operations	Yen	(106,859.30)	Yen	(823,496.77)	Yen	130,460.70	Yen	(22,192.15)	Yen	58,139.37	$527.58
(Loss) income from operations of discontinued business segments		(57,963.11)		(114,061.63)		—		—		—	—

Net (loss) income	Yen	(164,822.41)	Yen	(937,558.40)	Yen	130,460.70	Yen	(22,192.15)	Yen	58,139.37	$527.58

Per common share diluted:
(Loss) income from continuing operations.	Yen	(106,859.30)	Yen	(823,496.77)	Yen	130,346.30	Yen	(22,192.15)	Yen	58,139.37	$527.58

(Loss) income from operations of discontinued business segments		(57,963.11)		(114,061.63)		—		—		—	—

Net (loss) income	Yen	(164,822.41)	Yen	(937,558.40)	Yen	130,346.30	Yen	(22,192.15)	Yen	58,139.37	$527.58

Shares used in per share calculation — basic		9,353		10,206		10,254		10,263		10,268	10,268

Diluted		9,353		10,206		10,263		10,263		10,268	10,268

(1)	Reclassifications have been made to conform to the presentation for the year ended September 30, 2001. We have accounted for our discontinued operations in accordance with the provisions of APB No. 30. Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in our statements of operations.

(2)	As a result of the elimination of the “Other Hosting Services” and “Systems Development Services” segments for the year ended September 30, 2001, the presentation of statements of operations data has changed from previous fiscal years. We have accounted for our discontinued operations in accordance with the provisions of APB No. 30. Accordingly, the discontinued segments’ historical results of operations together with losses attributable to the disposal of related assets and settlement of related liabilities have been reflected as discontinued operations in the statements of operations.

(3)	Service fees paid to Hikari Tsushin, Inc (“Hikari Tsushin”) previously accounted for under operating expenses have been reclassified under cost of revenue for the years ended September 30, 1999, 2000 and 2001.

(4)	The Company consolidates its subsidiary.

CONSOLIDATED BALANCE SHEET DATA (U.S. GAAP):

	As of September 30,
	2000		2001		2002		2003(1)(2)		2004(2)		2004(2)
	(in thousands of yen and U.S. dollars)
Cash and cash equivalents	Yen	23,017,011	Yen	14,429,199	Yen	16,412,076	Yen	1,941,316	Yen	2,587,059	$23,476
Total assets		27,673,791		15,609,662		16,914,902		3,113,277		3,320,896	30,135
Total shareholders’ equity		25,027,240		15,376,806		16,716,800		2,117,842		2,714,817	24,636

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In light of factors including present conditions: the size of its business at present or anticipated future, margin of safety and operational efficiency, the Company concluded that it had an excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen 14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amount to be reduced in common stock and additional paid-in capital was Yen 7,639,106 thousand and Yen 6,736,094 thousand, respectively.

(2)	The Company consolidates its subsidiary.

JAPANESE GAAP FINANCIAL DATA

     The consolidated statements of operations data below for the fiscal years ended September 30, 2000, 2001, 2002, 2003 and 2004 and the consolidated balance sheet audited data as of September 30, 2000, 2001, 2002, 2003 and 2004 are derived from our condensed consolidated financial statements prepared in accordance with Japanese GAAP. Our condensed consolidated financial statements prepared in accordance with Japanese GAAP are not included in this annual report.

     We had a consolidated subsidiary, Intranets K.K., under Japan GAAP for the year ended September 30, 2001. Based upon the resolution of shareholders’ meeting of Intranets K.K. held on October 19, 2001, we sold all the interests of Intranets K.K. in which the transactions were completed in March 2002. The disposed subsidiary has not been consolidated for purposes of the Japanese GAAP Selected Operations Data and Selected Balance Sheet Data presented below. The Company established Cyber Joy, Inc. (“Cyber Joy”) on October 1, 2003, and has consolidated Cyber Joy since the beginning of the fiscal year ended September 30, 2004.

     Information presented in Japanese GAAP differs in important ways from U.S. GAAP.

CONSOLIDATED SELECTED OPERATIONS DATA (Japan GAAP):

	Year ended September 30,
	2000		2001		2002		2003		2004(1)		2004(1)
	(in thousands of yen and U.S. dollars)
Total revenue	Yen	6,822,669	Yen	5,416,939	Yen	2,939,808	Yen	1,768,165	Yen	3,304,593	$29,987
Total cost of revenue		2,311,013		2,842,794		630,264		649,620		2,161,722	19,616

Gross profit		4,511,656		2,574,145		2,309,544		1,118,545		1,142,871	10,371
Selling, general and administrative expenses		5,820,002		4,751,197		803,595		507,307		626,215	5,683

Operating profit (loss)		(1,308,346)		(2,177,052)		1,505,949		611,238		516,656	4,688
Other income (expense), net		(635,228)		(127,470)		(60,104)		(16,460)		(11,091)	(101)
Special income (loss), net		(7,058)		(7,499,090)		(104,116)		(825,682)		(7,878)	(71)

Income (loss) before provision for income taxes		(1,950,632)		(9,803,612)		1,341,729		(230,904)		497,687	4,516
Provision for income taxes		3,800		4,171		3,800		1,210		1,280	11
Minority interest in loss		—		79,761		—		—		—	—
Income taxes — deferred		—		—		—		—		(93,587)	(849)

Net income (loss)	Yen	(1,954,432)	Yen	(9,728,022)	Yen	1,337,929	Yen	(232,114)	Yen	589,994	$(5,354)

(1)	The Company consolidates its subsidiary

CONSOLIDATED SELECTED BALANCE SHEET DATA (Japan GAAP):

	As of September 30,
	2000		2001		2002		2003(1)		2004(2)		2004(2)
	(in thousands of Yen and U.S. dollars)
Cash and cash equivalents	Yen	22,764,731	Yen	14,485,802	Yen	16,412,076	Yen	1,931,315	Yen	2,587,059	$23,476
Total assets		22,563,597		15,820,206		16,914,902		3,129,038		3,331,545	30,232
Total liabilities		446,104		271,629		198,102		991,436		603,948	5,480
Total shareholders’ equity		25,117,493		15,402,657		16,716,800		2,137,602		2,727,596	24,751

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with a reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In light of factors then existing including the Company’s financial condition, the size of its business at that time and its anticipated future, margin of safety and operational efficiency, the Company concluded that it had an excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen14,375,200 thousand and the reduction of capital was effective on September 9, 2003. The amounts reduced in common stock and additional paid-in capital were Yen7,495,640 thousand and Yen6,879,560 thousand, respectively.

(2)	The Company consolidates its subsidiary.

EXCHANGE RATES

     Fluctuations in exchange rates between the yen and dollar and other currencies will affect the dollar and other currency equivalents of the yen price of our shares and ADSs and the dollar amounts received on conversion of any cash dividends. We have translated some yen amounts presented in this annual report into dollars solely for your convenience.

     Unless otherwise noted, the rate used for the translations was Yen110.20 to U.S.$1.00, which was the noon buying rate announced by the Federal Reserve Bank of New York on September 30, 2004.

     The following table presents the noon buying rates for yen per $1.00 in New York City for cable transfers in Yen as certified for customs purposes by the Federal Reserve Bank of New York for and as of the end of each period indicated. These translations do not imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in dollars.

YEAR ENDED/ENDING SEPTEMBER 30,	HIGH	LOW	AVERAGE(1)	PERIOD—END
2000	Yen111.11	Yen101.53	Yen106.43	Yen107.90
2001	126.75	107.30	118.14	119.23
2002	134.77	115.71	125.52	121.74
2003	107.18	121.42	115.93	111.43
2004	114.30	103.70	108.93	110.20
2005 (through March 31, 2005)
CALENDAR YEAR 2004
October	111.34	106.04	108.78	106.04
November	106.91	102.58	104.70	103.04
December	105.59	102.56	103.81	102.68
CALENDAR YEAR 2005
January	104.93	102.26	103.34	103.55
February	105.84	103.70	104.94	104.25
March	107.49	103.87	105.25	107.22

(1)	Fiscal year average is calculated from the average of the exchange rates on the last day of each month during the period.

     The noon buying rate for Japanese Yen on April 7, 2005 was 108.44 Japanese Yen per US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS.

     Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable

D. RISK FACTORS.

     You should be aware of the risks described below. Any of these risks could adversely affect our business, financial condition or results of operations. As a result, the trading price of our securities could decline, and investors may lose all or part of their investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

OUR REVENUE MAY DECLINE IF WE DO NOT RETAIN CUSTOMERS

     Our success depends on the retention of customers. The number of our “DESKWING” subscribers declined from 8,209 as of September 30, 2003, to 6,457 as of September 30, 2004. Reasons for customer losses include, among others, competition from competitors offering comparable services at lower prices or offering services targeting our market, dissatisfaction with our customer or technical support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general.

WE OPERATE IN A VERY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY; INEFFECTIVE COMPETITION MAY NEGATIVELY AFFECT OUR REVENUES

     The market for information technology businesses is very competitive not only in the world but also in Japan. There are few substantial barriers to entry, and we expect to face additional competition not only from existing competitors but also from new market entrants in the future. Our current and potential competitors for server (hosting) business include: Japanese and international telecommunications carriers and related internet service providers such as Nippon Telegraph and Telephone Corporation group companies, KDDI Corporation, All In One Solution, Inc., Internet Initiative Japan Inc., Global Media Online Inc. (“GMO”) and other companies. These competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more cost efficient products, greater name recognition and more established relationships in the information technology industry than us. Furthermore, some of our competitors have offered services similar to or better than ours at lower prices than ours or with incentives not matched by us. Moreover, recently, revenue of our server business has declined. If the revenue of our server business continues to decline and does not meet our profit expectations, the Company’s profits and earnings will decline.

IF WE ARE UNABLE TO DEVELOP AN EFFECTIVE MARKETING CHANNEL TO INCREASE SALES, OUR BUSINESS MAY SUFFER.

     Until November 2000, we outsourced sales and marketing of our DESKWING service to Hikari Tsushin. After the November 2000 termination of this agreement, we began to build our own sales and marketing team, but concluded that the costs associated with customer acquisition would continue to exceed revenues from new customers for our current service offerings under existing competitive conditions. As a result, we reduced the size of our sales and marketing team and focused primarily on customer retention. Currently, we have been attempting to reduce the number of customer cancellations by offering new services promoted mostly through IE Group, Inc. (“IE Group”), an affiliate of Hikari Tsushin, and on our website. If we are unable to develop cost—efficient marketing channels to expand our customer base and sales, the size of our customer base will likely continue to decline, we will not be able to increase revenues and our ability to achieve profitability will be limited.

RISKS THAT MAY HARM OUR COMMODITY SALES (HARDWARE AND SOFTWARE) BUSINESS ALSO INCLUDE COMPETITION, PAYMENT COLLECTION AND DAMAGE TO REPUTATION

     Most IT companies have been experiencing lower earnings due to the prolonged slump in the economy and consumer spending in Japan as well as the decline in IT goods and service prices resulting from deflation and other factors. Our current commodity sales business is included in sales of hardware and software since the beginning of the fiscal year ended September 30, 2004. Our current commodity sales competitors include Japanese and international companies such as DAIWABOU Information System Co., Ltd., SOFTBANK Corp. group companies, OTSUKA Corporation group companies, OBIC Co., Ltd and other companies. These companies have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the hardware, software and information technology industry than us. Some of our competitors may purchase products that are similar to ours at lower prices from vendors, makers, wholesale or retail companies; they may offer products that are similar to or better than ours at lower prices. It is possible that our competitors may make it more difficult for us to acquire new customers or to retain existing customers. Additionally, there is no assurance that clients will pay our hardware or/and software product fees pursuant to our contract terms. Failure to pay these fees may negatively affect our earnings. Furthermore, while our contracts limit our liability for defective products, delivering defective products to our customers may adversely affect our commodity sales business by damaging relationships with clients and our corporate image. On January 21 2005, we publicly announced that we will cease marketing our hardware business during the fiscal year ending September 30, 2005. However, we plan to continue to market our software business

RISKS THAT MAY HARM OUR INTERNET ADVERTISING SPACE SALES BUSINESS ALSO INCLUDE COMPETITION, PAYMENT COLLECTION, SECURITY VIOLATIONS, LAW VIOLATIONS AND COPYRIGHT INFRINGEMENT

     The Company and its wholly owned subsidiary, Cyber Joy, purchased 95% ownership of both Five Any, Inc (“Five Any”) and First Charge, Inc (“First Charge”) on December 31, 2004 from Hikari Tsushin in order to develop the Company’s internet related business. The Company and these consolidated companies are directly and indirectly involved in the internet advertising and media market. Large Japanese internet and mobile internet advertising agencies, and media companies, such as Cyber Agent, Ltd., Cyber Communications Inc., Digital Advertising Consortium Inc., SEPTENI Co., Ltd., OPT, Inc, GMO group companies, Yahoo Japan Corporation, Rakuten, Inc. and other companies have exhaustive information on many types of customers and medias. These companies also have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the advertising information technology and media industry than us. Some of our competitors may also offer similar or better advertising spaces than ours at lower prices. These companies create and manage similar or better quality and a greater variety of media than we do. Competition from these and other companies may limit our ability to acquire new customers or cause our existing customers to stop using our services, and may therefore limit our profitability. Additionally there is no guarantee that clients will pay the advertisement fees pursuant to our contract terms. Failure to pay these fees may negatively affect our earnings. We have implemented a security system to attempt to prevent unauthorized access, computer viruses and other similar problems. However our security system may not be sufficient to protect our network from all forms of network attacks. A computer virus or security breach could potentially damage relationships with our clients and damage our internet advertising space business. The content of our clients’ advertisements may violate Japanese laws or regulations, or may damage the relationships between Crayfish group companies and media space companies such as television and radio broadcasters, and publishers of magazines and newspapers. Additionally, if our clients’ internet advertising or our advertising or other medias infringe on a copyright of a third party, we may be liable to such third party under Japanese or International copyright laws, and our earnings or reputation may suffer as a result.

IF WE MAY FAIL TO CARRY OUT OUR BUSINESS STRATEGY, OUR BUSINESS MAY SUFFER.

     If we fail to meet customer needs, develop effective market channels, or if Hikari Tsushin’s affiliates stop selling our new or existing business products or services, our profitability will be limited. We may also consider merging with or acquiring other companies, investing in other companies, or purchasing part or all of a business from other companies. However, there is no guarantee that we will succeed in implementing any new business strategies we adopt. We may incur significant losses if we fail to implement our business strategy.

OUR SALES AND REVENUES ARE SENSITIVE TO ECONOMIC TRENDS IN THE INTERNATIONAL OR JAPANESE MARKET, WHICH MAY BE NEGATIVE.

     Purchases of our products and services are, to a very significant extent, discretionary. Accordingly, weakening economic conditions may reduce consumption in any of our major markets which would cause material declines in our sales and operating income. In addition, weakening economic conditions may also affect collection of fees from our subscribers. If the international or

Japanese economy declines, if international political and military instability depresses consumer confidence, or if other negative economic trends continue or accelerate in any of our markets, our profitability may be significantly adversely affected.

WE HAVE A HISTORY OF LOSSES AND WE MAY INCUR LOSSES IN THE FUTURE.

     We earned net income of approximately Yen597 million for the fiscal year ended September 30, 2004. We incurred a net loss of approximately Yen228 million for the year ended September 30, 2003. We earned a net income of Yen1,338 million in fiscal year 2002. We incurred net losses of Yen9,569 million for the year ended September 30, 2001 and Yen1,542 million for the year ended September 30, 2000. We may incur net losses at the end of the next fiscal year and perhaps thereafter. In addition, especially server business revenue has decreased in the fiscal year 2004 due to a reduction in the size of our DESKWING customer base. The number of our subscribers has declined from 8,209 as of September 30, 2003 to 6,457 as of September 30, 2004 (Please see Item 5., “A. OPERATING RESULTS” for more detailed information). Moreover we will consolidate both Five Any and First Charge beginning in the fiscal year ending September 30, 2005, and the Company’s revenue is dependent on and strongly connected with these companies’ revenues.

IF WE FAIL TO OFFER CUSTOMERS SERVICES WHICH MEET THEIR NEEDS IN A TIMELY AND EFFICIENT MANNER, OUR BUSINESS MAY SUFFER.

     In order to succeed, we must accurately forecast, design and implement service enhancements and new services that meet customer and market needs in a timely and efficient manner. The server (hosting), commodity (product) sales, media (internet advertising space) and other businesses are influenced by rapidly changing technology and customer or market needs, as well as by frequent new product introductions and terminations. Enhancement of existing services or development of new ones may require substantial time and expense and may not achieve sufficient market acceptance. The expansion of customer and market needs is also related to the increasing purposes and expanding uses of computers and servers. The introduction of new products may affect the sales of our current services. Also, if we are unable to apply rapidly changing technology to meet evolving customer and market needs or if there is the occurrence of any event of force majeure, we may not be successful in increasing revenues and achieving profitability.

WE COULD EXPERIENCE SYSTEM FAILURES, WHICH COULD AFFECT OUR ABILITY TO OFFER OUR SERVICES.

     To succeed, we must operate our network infrastructure on a 24-hour, 7-days-a-week basis without interruption. Although we have attempted to ensure that redundancy is built into the network and server facilities, these facilities are currently subject to various independent points of failure. Our operations depend upon our ability to protect our network infrastructure, equipment and customer data against damage from:

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

OUR BUSINESS MAY SUFFER IF WE CANNOT RECRUIT AND RETAIN QUALIFIED PERSONNEL.

     We have substantially reduced the number of our full—time employees in the past and as a result, we are increasingly dependent upon a small number of key employees to operate our business. Recruitment and retention of employees will continue to be difficult due to growing qualified employers among competitors, and because of increasingly competitive market conditions. Our employment system encourages employees to meet with department managers to discuss job conditions. It includes incentives, rewards employees based on their performance, and provides for quarterly performance evaluations. We may not be able to retain or attract qualified personnel notwithstanding our employment system, or due to other factors, and as a result, the quality of our operations or our ability to develop new services may be adversely affected.

WE ARE SUBJECT TO CONTROL BY HIKARI TSUSHIN.

     Hikari Tsushin currently directly and indirectly controls 81.9% of our issued shares as of September 30, 2004. Please see “Item 7. A. MAJOR SHAREHOLDERS” for more detailed information. As a result, Hikari Tsushin can exercise a controlling influence over important decisions affecting our business and affairs. These decisions may involve significant corporate transactions such as the sale of our company, changes in business strategy, corporate governance, corporate restructuring, investment in other businesses or assets, or the terms of future financings. The interests of Hikari Tsushin in these and other matters may differ from yours; these decisions may affect our current and future profitability. In addition, if Hikari Tsushin, its affiliates or other major shareholders were to sell their stockholdings in us, it could negatively impact our stock price.

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

WE DEPEND UPON THIRD PARTIES AND HIKARI TSUSHIN AND ITS AFFILIATES TO MAINTAIN AND ENHANCE OUR BUSINESSES.

     We have become increasingly reliant on the services of third parties such as GMO and CTW, which provide a part of DESKWING services pursuant to outsourcing agreements as announced in our press releases as of August 1, 2002. We receive marketing and sales support from Hikari Tsushin and its affiliates for our server, commodity sales, media (internet advertising space) and other businesses. Our business may be disrupted, and our reputation or profitability may be damaged if such third parties fail to provide our and their services appropriately or by the misconduct of third parties, Hikari Tsushin, or its affiliates, such as the misuse of confidential information acquired during the course of performing their services. Working with third parties, Hikari Tsushin or its affiliates may lengthen the time required to respond to subscribers’ inquiries, and therefore negatively affect subscriptions. In the future, we may outsource business operations to third parties, Hikari Tsushin or its affiliates.

OUR SHARES AND ADSs ARE LIKELY TO BE TREATED AS STOCK OF A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES.

     We believe that our shares and ADSs are likely to be treated as stock of a passive foreign investment company for U.S. federal income tax purposes. U.S. persons who hold our shares or ADSs, either directly or indirectly, may be subject to materially adverse U.S. federal income tax consequences. Please see “Item 10.E Taxation — United States Taxation — PFIC Rules” for more detailed information. However, we have delisted from the Nasdaq National Market and terminated the ADR program.

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

WE MAY BE DELISTED FROM THE MOTHERS MARKET OF THE TOKYO STOCK EXCHANGE OR FORCED TO TAKE COSTLY MEASURES TO PREVENT BEING DELISTED FROM THE TOKYO STOCK EXCHANGE

     Between September 30, 2003 and September 30, 2004, the number of our shareholders decreased from 389 shareholders to 316 shareholders. The number of our shareholders may fall below the minimum listing requirements of the Mothers market of the Tokyo Stock Exchange. Under current requirements, if the number of our shareholders falls below 150, we will have one year within which to return to a minimum of 150 shareholders in order to retain our listing. We may be required to take costly measures to avoid being delisted. If these measures are not successful, we may be delisted from the Mothers market of the Tokyo Stock Exchange.

FAILURE TO COMPLY WITH NEW U.S. LAWS AND REGULATIONS AFFECTING CERTAIN COMPANIES WHICH ARE PUBLICLY TRADED IN THE U.S. MAY HARM OUR BUSINESS

     The Sarbanes-Oxley Act of 2002 imposes several new requirements on certain companies whose securities are registered under certain U.S. federal securities laws, including Crayfish. We are a SEC-registered non-U.S. company. The application and interpretation of some of the Act’s provisions are uncertain at this time and some of the provisions are only effective after SEC rulemaking. However, we may be required to take costly steps to comply with the Sarbanes-Oxley Act. Failure to take these steps may subject us to costly penalties which may harm our business, profitability and financial condition, and might affect the liquidity and price of our shares.

WE MAY BE UNABLE TO TERMINATE OUR REGISTRATION UNDER U.S. SECURITIES LAWS AND WE MAY CONTINUE TO INCUR COSTS TO COMPLY WITH U.S. SECURITIES LAWS.

     Recent changes in U.S. laws and regulations may require changes in corporate governance that are different from the way Japanese companies traditionally operate. Compliance with new U.S. laws and regulations also may cause us to incur additional expenses in order to comply with such laws and regulations. These costs may harm our business and affect the liquidity and price of our securities. For these and other reasons, management decided to delist its ADSs from Nasdaq and terminate the registration of our ADSs under Section 12(g), 12(h) and 15(d) of the Securities and Exchange Act of 1934. While we delisted our ADSs from Nasdaq effective November 24, 2003, U.S. laws and regulations will not allow us to terminate our registration under Section 12(g), 12(h) and 15(d) of the Securities and Exchange Act of 1934 until the total number of our shareholders, including ADS holders, falls to under 300. If we are unable to terminate our registration, we will continue to incur expenses in connection with our reporting obligations as a SEC-registered company. These costs may harm our business and affect the liquidity and price of our securities.

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

JAPANESE LAWS AND REGULATIONS WHICH IMPACT OUR INDUSTRY COULD HARM OUR BUSINESS.

     We are not currently subject to direct regulation by any governmental agency, or laws or regulations, other than the Telecommunications Business Law of Japan, the Law concerning Limitation on Liability of Specified Telecommunication Service Providers and Disclosure of Information on Senders of Telecommunication of Japan, regulation related to advertisements and regulations applicable to businesses in general including, but not limited to, the Japanese Civil Code. Our service users or we may be held responsible for information, which is posted, on the internet. Such claims may include, but not be limited to, claims involving defamation. We may also be responsible for products or services we sold such as server, commodity (software and hardware) and internet advertising space, or media we arranged to post. Our business could suffer if we fail to comply with the aforementioned regulations or any new laws or regulations that may be adopted in the future.

IF OUR CONFIDENTIAL INFORMATION WERE LEAKED OUTSIDE OF THE COMPANY. OUR RELATIONSHIPS WITH CUSTOMERS AND SUPPLIERS, AND OUR FINANCIAL PERFORMANCE AND STOCK PRICE COULD BE NEGATIVELY AFFECTED.

     We keep and manage confidential information received from our customers and suppliers. We carefully protect the confidentiality of such information and take steps to ensure the security of our network. However, our network, like all information technology systems, is vulnerable to external attack from computer viruses, hackers or other such sources. In addition, despite internal controls, misconduct by an employee could result in the improper use or disclosure of confidential information. If any significant leak of such information were to occur, we could be subject to lawsuit for damages from our customers that could adversely impact our business operations, financial condition and stock price. The realization of these or similar risks may have a material adverse effect on our business, financial condition and results of operations.

WHEN CUSTOMERS OR SUPPLIERS BECOME BANKRUPT, WE MUST FIND NEW CUSTOMERS OR SUPPLIERS QUICKLY OR OUR BUSINESS MAY BE HARMED.

     Our major clients include Hikari Tsushin, its affiliates, other wholesale companies, ad agencies, small and mid size enterprises, and individual people. Some of our main suppliers are identified in contracts between Crayfish and the suppliers filed as exhibits to this report. If any of these companies become bankrupt, we will need to find new clients and suppliers soon. If we fail to find new clients and suppliers soon, our business operations profitability, financial condition and relations to other companies could be affected negatively.

IF OUR SUBSIDIARIES, CYBER JOY, FIVE ANY AND FIRST CHARGE DO NOT ACHIEVE ANTICIPATED RESULTS, WE MAY DECIDE TO CEASE BUSINESS OPERATIONS OF THESE COMPANIES.

     Cyber Joy, Five Any and First Charge sell internet advertising space to small and mid size enterprises or ad agencies in Japan. The internet advertising and media industry is very competitive. There are many competitors. If the business operations of these companies do not achieve the results Crayfish expects, we may decide to terminate their businesses. This may negatively affect our business performance, operations or future profitability.

WHEN WE FILE FORM 15 WITH THE SECURITIES AND EXCHANGE COMMISSION, THE COMPANY MAY NO LONGER DISCLOSE ANY INFORMATION IN ENGLISH.

     The Company delisted from the Nasdaq National Market System and terminated our ADR program on November 24, 2004. Crayfish intends to file a Form 15 with the Securities and Exchange Commission to terminate its reporting requirements in the U.S. and reduce its expenses when the number of shareholders in the U.S. is less than 300. When the Company files the Form 15 with the SEC, the Company may stop publishing any news releases in English with the SEC and on our homepage. Moreover, the Company may suddenly stop publishing news releases in English without any advance notice. Persons desiring information concerning Crayfish who do not speak the Japanese language may need to have the information translated to their language at their own expense.

IF OUR CUSTOMERS ARE DISSATISFIED WITH OUR GOODS AND SERVICES, OUR BUSINESS MAY SUFFER.

     We strive to take good care of our customers. However, if our customers are dissatisfied with using our goods or services, or our aftercare customer support system, they may stop using our goods and services. Moreover if our goods and services do not meet our customers’ expectations, they may stop using our goods and services. This could also damage our reputation. In the worst case, the Company could face lawsuits from dissatisfied customers. This could harm our business.

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

     Our business grew from our origins in internet-based hosting services. These services involved the provision of server space and support operations for internet-related applications for customers. In October 1995, we began operating domestic Web-hosting services for internet service providers. We have since entirely phased out these services. We began to offer our “Hitmail” e-mail hosting services to small and medium-sized enterprises in Japan in May 1998. As of February 1, 2001, we renamed “Hitmail” as “DESKWING”.

     Hikari Tsushin, Inc (“Hikari Tsushin”) became our exclusive sales agent for Hitmail in May 1998, providing us with marketing and sales support. Hikari Tsushin acquired a majority of our shares in March 1999. In December 2000, we terminated our sales agreement with Hikari Tsushin and began to market our services alone. In March 2000, we became a public company following the listing of our shares on both the Nasdaq National Market in the United States and the Mothers market of the Tokyo Stock Exchange in Japan. As a result of the public offering, Hikari Tsushin’s direct and indirect ownership of Crayfish was reduced to 46.29% at that time.

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

     As a result of a public tender offer in Japan for our shares by Hikari Tsushin during the period from September 5 to 25, 2001, Hikari Tsushin’s direct and indirect shareholdings increased from 4,761 shares, or 46.7% of our outstanding shares, to 7,469 shares, representing 72.9% of our outstanding shares as of September 30, 2001. Hikari Tsushin purchased 2,750 shares in the offering at a per share price of Yen900,000 on September 26, 2001. On August 22, 2003, Hikari Tsushin acquired 1,500 of our shares at a price of Yen285,000 per share. Hikari Tsushin directly and indirectly owned 8,411 shares representing 81.9% of our shares as of September 30, 2004.

     We began several new businesses in fiscal year 2003 including commodity (software and hardware) sales and media (sales of internet advertising space). Hikari Tsushin’s affiliates provide to us sales and marketing support in connection with these new businesses. Revenue from these businesses during fiscal year 2003 and thereafter were primarily generated from our sales to affiliates of Hikari Tsushin. The hardware business will be discontinued during the fiscal year ending September 30, 2005.

     In October 2003, the Company established a wholly owned subsidiary, Cyber Joy, Inc. (“Cyber Joy”). Cyber Joy’s head office is located at the same place as Crayfish’s head office. Cyber Joy does not own a World Wide Web site. Cyber Joy sells internet advertising space to small and medium sized enterprises in Japan. The purpose of establishing Cyber Joy was to implement its internet advertising business, and potentially increase our earnings. Cyber Joy’s shares are owned by Crayfish and are not listed on any market.

     In December 2004, the Company purchased 95% of the issued and outstanding shares of both Five Any, Inc. (“Five Any”) and First Charge, Inc. (“First Charge”) from Hikari Tsushin. Five Any is engaged in the media business and rep business. Five Any’s media business is mainly operating and managing media sites on a mobile, and its rep business is mainly selling internet advertising space to ad agencies. First Charge is engaged in marketing internet advertising space; it is selling internet advertising space to advertisers or small and medium sized enterprises in Japan. These two companies’ head offices are located at Hikari Center Bldg. 2nd Floor, 16-15, Minami Ikebukuro 1-chome Toshima-ku, Tokyo 171-0022, Japan.

     The Company will consolidate Five Any and First Charge during the fiscal year ending September 30, 2005. The financial results of these two companies will not affect the consolidated financial statements of the Company for the fiscal year ended September 30, 2004.

     On July 31, 2003, our shareholders approved a significant reduction in capital and paid-in capital based on our belief that we will not require significant future capital investments or expenditures related to the class action lawsuit which has been settled. Subsequently, we filed with the Tokyo Legal Affairs Bureau, and distributed cash to our security holders in accordance with the Japanese Commercial Code in the amount of Yen14,375,200,000, or Yen1,400,000 per common share or Yen2,800 per American Depositary Receipt (“ADR”). The cash was distributed on October 10, 2003 to ADR holders of record as of August 15, 2003.

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

B. BUSINESS OVERVIEW.

     We provide server (hosting) services, and sell commodities (software and hardware) and media (internet advertising space), to small and medium-sized enterprises in Japan. We seek to alleviate the intimidation that small and medium-sized enterprises may feel about the cost, time or technology involved in establishing and maintaining an internet presence and purchasing business-friendly hardware and software. Our customers enjoy the benefits of internet communications, productivity and e-commerce hardware and software solutions which cannot be achieved on their own without building and maintaining a costly information-technology infrastructure.

OUR SERVICES

1. CORE SERVICE — DESKWING

     Hitmail, a server business targeting small and medium-sized enterprises and the predecessor of our core service, DESKWING, was introduced in May 1998. Our original DESKWING service provided to customers a domain name of their own choosing with up to 50 e-mail addresses and 100 megabytes of server capacity, and an average daily transfer volume up to 800 megabytes. On November 1, 2002 we began to offer a new enhanced DESKWING service (sometimes referred to herein as “New DESKWING”) that provides several pricing and service options under two service plans, “Type-1” and “Type-2”. Type-1 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 600 megabytes of server capacity (including internet access) and an unlimited average daily transfer volume. Original DESKWING subscribers are automatically upgraded to Type-1. Type-2 provides customers with a domain name of their own choosing, up to 600 e-mail addresses, 1,500 megabytes of server capacity (including internet access) and an unlimited average daily transfer volume. Both Type-1 and Type-2 include additional features such as SSL encryption, and free mailing lists. Type-2 provides a larger range of functions including PHP and MySQL at no charge. The initial fee of Yen30,000 for former DESKWING subscribers has been generally waived for marketing purposes in the past. The original initial fee for Type-1 is Yen10,000 and Type-2 has no initial fee. Monthly fees for both Type-1 and Type-2 are Yen10,000 and Yen20,000, respectively. On December 1, 2002, we offered a new discount campaign that waived the initial payment of Yen10,000 for Type-1 DESKWING service. We ended this discount campaign on September 30, 2003 and began a new discount plan which waived the initial payment of Yen10,000 for Type-1 DESKWING service and the initial payment for any Virus Check plan when customers applied for Type-1 DESKWING service and any Virus Check plan at the same time. (Virus Check is further described below under “Additional Services Related to DESKWING”.) We then began a discount plan on September 30, 2003 wherein the initial payment of Yen10,000 for Type-1 DESKWING service was waived when customers applied for Type-1 DESKWING and Nikkei Telecom 21 services at the same time. (Nikkei Telecom 21 is further described below under “Additional Services Related to DESKWING”.) Both discount plans were terminated on February 29, 2004.

     During fiscal year 2004, we offered several new DESKWING discount plans and campaigns. From October 1, 2003 to December 31, 2003, we offered a new discount campaign that waived three months of the Asymmetric Digital Subscriber Line (“ADSL”) service monthly fees (monthly fee is JPY2,200) when DESKWING users first applied for the service during the discount campaign term. From October 8, 2003 to December 31, 2003, we offered a discount campaign that waived the initial payment (JPY1,000) for using the electronic bulletin board, and the monthly fee (JPY800) until March 2004 of using the board. From December 1, 2003 to February 29, 2004, we offered a discount campaign that waived the first three months of the Type-2 DESKWING service fees when a Type-1 DESKWING user upgraded to Type-2, and we also gave a Hypertext Preprocessor (“PHP”) guidebook (JPY3,600). From March 1, 2004 to May 31, 2004, we offered a competitive upgrade discount campaign that waived the Type 1 initial fee and two months of its monthly fee when another company’s server users made the transition to DESKWING service. And also when another company’s server user changed the server service to DESKWING Type 2 service, two months of the monthly fees were waived. From March 1, 2004 to May 31, 2004, we offered a discount campaign that waived initial payment of Type-1 DESKWING service for new users. From April 15, 2004 to May 31, 2004, we offered a gift campaign that when DESKWING users introduced a person to the Company who decided to use DESKWING service, introducers were given a JPY10,000 JCB coupon. From June 24, 2004 to August 31, 2004, we offered a discount campaign that waived initial payment of Type-1 fees and two months of the related monthly fee for new users.

New enhanced DESKWING has the following basic features:

•	Service and Support — We designed DESKWING to serve users with different experience levels. We provide free telephone and e-mail technical support for DESKWING as well as advice regarding how to choose a personal computer and internet service provider, from 9:00 a.m. to 6:00 p.m. Tokyo time, 5 days a week. We do not provide in-person client support. On August 1, 2002 we began to outsource our customer support services to CalltoWeb, Inc. (“CTW”), an affiliate of Hikari Tsushin.

•	Client-Site Controllability — Each DESKWING subscriber receives a log-in ID and password for access to its control panel. The control panel allows the subscriber to change, add and delete e-mail addresses under its domain name.

•	Customer’s Own Domain Name — We register domain names in the customer’s own name, such as www.smallbusiness.com, rather than derivative or lower-level domain names provided by internet service providers, such as www.isp.com/smallbusiness. This allows our customers to maintain online name recognition on the internet.

•	Home Page Service — We began to offer our Web-page hosting service in May 1998. As of September 30, 2004, approximately 10% of our DESKWING customers subscribed to our Web service. Web allows customers to publish a corporate Web page under their own domain name. A customer who subscribes to DESKWING and Web is able to use a portion of the 600 megabytes of server data capacity for the Type-1 plan or a portion of the 1.5GB of server capacity for the Type-2 plan. A Web subscription gives customers access to our easy-to-use Web-page design application. Using this application, accessible through the customer control panel, the customer may put words into Web pages based on ready-made templates. For customers desiring more sophisticated Web-designs, we offer references to independent Web-page design service providers. Moreover, this service contains a free security system for individual information. This service contains some paid service, which is described below under “i) Additional Services Related to DESKWING”

•	Enhanceability — For additional charges, we provide a range of optional services (as described below) such as Virus Check (internet security), ADSL and ISDN (internet connection), and Nikkei Telecom 21 (business news and information database).

i) Additional Services Related to DESKWING

Subscribers to New DESKWING may use the following free and fee-based additional services. Revenues from these additional services accounted for approximately 10% of our average monthly revenue per customer for both fiscal years ended September 30, 2003 and September 30, 2004, respectively.

Web. Basic Web page creation is generally provided at no charge. The Company can host Web-page designs that customers create with their own Microsoft FrontPage 2000 software with small charges. While we have previously charged Yen1,200 per month for the standard Web service with using FrontPage 2000 software, after introduction of the new DESKWING plan on November 1, 2002 DESKWING now includes the standard Web service free of charge.

Virus Check. In January 2002, based on requests that we had received from customers from our in-house call center, we began to offer a virus check service on a trial basis through a partnership with Network Associates Co., Ltd. The virus check detects and exterminates computer viruses at the server site. The 300 available trial subscriptions to the service quickly sold out and in March 2002, we formally began to offer subscriptions to the service under two plans, Virus-Check One, priced at a monthly fee of Yen350 per account, with an initial fee of Yen5,000, and Virus-Check 50, priced at a monthly fee of Yen11,000 per 50 accounts, with an initial fee of Yen10,000. On July 22, 2003, we introduced a new virus check service, Virus-Check 10, priced at a monthly fee of Yen3,000 per 10 accounts, with an initial fee of Yen5,000. We began a discount campaign for Virus Check on July 18, 2003 that waived the initial fee for Virus-Check 50, Virus-Check 10, and Virus-Check One, and discounted the monthly fee for Virus-Check 10 to Yen2,500 per 10 accounts, applicable until December 31, 2003. This discount campaign ended October 31, 2003.

Other additional fee-based services we currently offer are: Nikkei Telecom 21, a news and corporate information database; domain name acquisition and forwarding; bulletin board; automated Web-site access log analysis; Kantanne!jp, a real estate web site creation application; ADSL, Integrated Services Digital Network (“ISDN”), dial up and global internet access.

As part of our July 2001 Business Revival Plan, in August 2001 we discontinued the following services: Shop, our business-to-consumer e-commerce enabling service introduced in January 2000; Office, a personal information management service and information sharing service introduced in April 2000; and Unified Messaging, a combination of fax, voice and e-mail service.

To access our services, customers need computer equipment and access to the internet provided by a third party internet service provider through a conventional telephone line, a leased line, a digital subscriber line (“DSL”), or cable (“CATV”), etc. Until November 2000, Hikari Tsushin, as our former sales agent, assisted customers with acquiring these connection services. Since the termination of our contract with Hikari Tsushin, our own sales and marketing team has assisted customers with acquiring these products. We may also introduce a third party internet service provider to customers.

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

Acquisition of Domain Names. We acquire domain names for our customers. Approximately one-half of our customers request Japanese domain names, which end with the extension “.jp.” For these names, we apply to Japan Registry Service Co., Ltd. (“JPRS”), of which we are a member of administrating specification-operating companies. Some of our customers request domain names which end with extensions such as “.com,” “.org” or “.net.” for which there are several registrars in the United States.

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

     2. Commodity sales (Product sales).

     Beginning in fiscal year 2004 the Company’s “software business” and “hardware business” are included in “commodity sales (product sales) business”. In fiscal year 2004, revenues from commodity sales accounted for approximately 50.2% of total revenues in Japan. We have included an overview of software and hardware businesses below.

     i) Software

     We began to design and market software in February 2002 following test marketing to identify software products that are marketable to small and medium-sized enterprises. We purchase software from third party software companies such as MAGREX Co., Ltd. and then sell this software to Hikari Tsushin affiliates such as IE Group, Inc. (“IE Group”) and CTW. Hikari Tsushin affiliates in turn sell this software to small and medium-sized Japanese enterprises. In October 2003, we began to develop software using an in-house software development team.

Examples of software we sell include the following:

•	Enterprises Resource Planning (“ERP”) Software. ERP manages sales, purchase, accounting, salary, and customer data. ERP includes business card management software that allows customers to build a business card database by scanning a business card with an ultra-small scanner.

•	PC-FAX Software. PC-FAX software allows users to fax documents directly from a computer.

•	Anti-Virus Software. Anti-Virus Software protects users’ computers from viruses and unauthorized entry and uses a heuristic method that allows users to see the difference between infected and non-infected computer files.

•	Homepage Manager. Homepage Manager software supports customers’ homepage management, but it does not create a Homepage. For example, when a customer wants to register a search site, such as Yahoo or Google, the software creates a special registered application form to easily register those sites. However the software users need to be connected to the internet when they use this software.

•	OSAMA FAX. OSAMA FAX is hardware. However our software department is engaged to manage and maintain this product. The function of OSAMA FAX is the same as PC-FAX software. A user’s PC connects OSAMA FAX to the users’ network system (the number of maximum connections from PCs to OSAMA FAX is 999 PCs), and then the user’s PC may work the fax system, as well. The function of OSAMA FAX includes sending and receiving faxes into a PC by any type of file, such as a word file, excel file, PDF file and so on. It may keep sent and received faxes in the OSAMA FAX as a file.

     ii) Hardware

     As part of our goal to market a wide array of information technology (“IT”) products and services to small and medium sized enterprises, in September 2003 we began to market PC and computer peripherals hardware to Japanese small and medium sized enterprises. We will discontinue this business effective during fiscal year ending September 30, 2005. Crayfish mainly purchased hardware from IDK Inc. and other hardware makers and wholesalers, and mainly sold this hardware to Hikari Tsushin affiliates such as IE Group and CTW who in turn sold the hardware to small and medium sized companies in Japan.

     3. Media (Internet Advertising).

     In line with our aim to increase earnings by stabilizing our DESKWING operations, in April 2003 Crayfish began to purchase internet advertising space and to market this space to internet sites together with affiliates of Hikari Tsushin. We also created a regional information portal site on the internet. We sell banner advertisement spaces on that site. In October 2003, we established a wholly owned subsidiary, Cyber Joy, to market internet advertising space as its business. Cyber Joy mainly sells internet advertising spaces to small and medium sized companies in Japan. Revenues from sales of internet advertising accounted for approximately 14.6% of total revenues in fiscal year 2004. Internet advertising and media include the following types of advertisements and media:

•	Banner Advertisements. Banner advertisements are posted on highly trafficked Web sites and “hyperlink” users to the web site in the banner advertisement when users click the banner. Banners may contain pictures and animation and allow advertisers to measure the effectiveness of the banner by tracking the number of clicks on the banner.

•	E-mail Advertisements. E-mail advertisements are attached to “Mail Magazines”, informational magazines that are periodically sent to users via e-mail. E-mail advertisements resemble advertisements in paper magazines and newspapers and are generally more effective and less costly than banner advertisements.

•	A regional information site [e-Machi TOWN]. The site mainly contains regional prefecture information in Japan. The site contains banner-advertising spaces, which we sell in Japan through Five Any and First Charge.

     In December 2004, the Company purchased 95% of the issued and outstanding shares of both Five Any and First Charge from Hikari Tsushin. Five Any is engaged in the media business and rep business. Five Any’s media business is mainly operating and managing media sites on a mobile, and its rep business is mainly selling internet advertising spaces to ad agencies. First Charge is engaged in marketing internet advertising space; it is selling internet advertising space to advertisers or small and medium sized enterprises in Japan.

     The Company will consolidate Five Any and First Charge during the fiscal year ending September 30, 2005. The financial results of these two companies will not affect the consolidated financial statements of the Company for the fiscal year ended September 30, 2004. These two companies are mainly engaged to sell banner advertisements and mail advertisements.

SALES AND MARKETING

     Most of our customers are small and medium-sized Japanese enterprises, particularly businesses with no more than 20 employees. We believe that while many of these companies lack experience with internet technology, they are willing to adopt new products and services.

     As of September 30, 2004, a staff of 1 (12 as of September 30, 2003) was responsible for general operation of DESKWING, including product and service development. Our sales and marketing efforts focus on retaining existing customers. After terminating our marketing agreement with Hikari Tsushin in November 2000, we began to build a direct sales and marketing force for DESKWING. However, following our July 2001 management change, we concluded that both direct marketing and outsourcing were not cost-effective under current competitive conditions. Currently, we have tried to minimize DESKWING subscriber cancellations, and as a result, the monthly subscription cancellation rate has decreased during fiscal year 2004. Therefore we may focus on keeping a low cancellation rate.

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

     As of September 30, 2004, a staff of 10 was responsible for marketing commodities, which included the software business staff and the hardware business staff. We began selling software in February 2003. Our commodity marketing staff has focused on marketing through Hikari Tsushin’s affiliates, through which most of our software and hardware has been sold. We have also worked with vendors to develop new software to fit clients’ tastes, or in certain cases, we have developed this software in-house. In September 2003, we began to market hardware to small and medium sized enterprises in Japan. The software marketing staffs also marketed hardware in fiscal years 2003 and 2004. Our commodity marketing staff sells most of the hardware to Hikari Tsushin’s affiliates who in turn sell this hardware to small and medium sized Japanese enterprises. We will discontinue our hardware sales business during the fiscal year ending September 30, 2005.

     We began to market internet advertising (media) in March 2003. As of September 30, 2003 a staff of 10 was responsible for marketing internet advertising space. As of September 30, 2004, no staff members were assigned to the media (market internet advertising space). The Company will consolidate Five Any and First Charge beginning with the fiscal year ending September 2005. Therefore these two companies’ staffs will join into the business from the companies. We assist enterprises that wish to advertise on the internet to sell their advertisements to internet sites through our wholly owned subsidiary Cyber Joy and through other Hikari Tsushin’s affiliates. Moreover the Company also creates web pages on the internet.

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

     The facilities that house the DESKWING servers have redundant systems for power, fire protection, seismic reinforcement and 24-hour 7-days-a-week security surveillance by system administrators. As of December 2004, Daikanyama data center, which is a part of KDDI CORPORATION, owns the facility in Tokyo that houses all DESKWING servers.

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

C. ORGANIZATIONAL STRUCTURE.

     As of September 30, 2004, Hikari Tsushin directly and indirectly owned or controlled 81.9% of our outstanding shares of common stock. As of January 31, 2005 twenty-five employees were seconded to work for us while they were still employed by Hikari Tsushin. We are considered a part of the Hikari Tsushin corporate group and accounted for as a consolidated subsidiary in its financial statements.

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

     In January 2001, we purchased 3,875 ordinary shares of MCC Holdings, Ltd. (“MCC Holdings”), a developer of mobile communications technology and content for mobile communication services, for a total amount of Yen194 million. After the transaction, we held 60.0% of the 6,458 outstanding ordinary shares of MCC Holdings. In September 2001, we sold all of our shares in MCC Holdings to a representative director of MCC Holdings for a total amount of Yen7.75 million. Accordingly, MCC Holdings is not included as a consolidated subsidiary in our consolidated financial results.

     In October 2003, we established Cyber Joy to improve our marketing of internet advertising space and to increase our revenues. Cyber Joy was established as a wholly owned subsidiary, by investing Yen10 million to acquire 100% of Cyber Joy’s capital stock from Cyber Joy.

     In December 2004, we purchased 95% of the shares of both Five Any and First Charge from Hikari Tsushin to increase our operating base in the internet business. The Company will consolidate these companies beginning with fiscal year 2005. The purchase prices of the shares of Five Any and First Charge from Hikari Tsushin were Yen544 million and Yen166 million, respectively.

D. PROPERTY, PLANT AND EQUIPMENT.

     The table below shows our capital expenditures, including a portion of payments under capitalized leases for the last three years.

	FOR THE YEAR ENDED
	SEPTEMBER 30,
	2002		2003		2004
	(millions of yen)
Capital expenditures, including a portion of payments under capitalized leases	Yen	37	Yen	5	Yen	32

     Our capital expenditures are difficult to plan given the rapid changes and uncertainties in the IT market including e-mail hosting and related services. Most of our past capital expenditures had been related to the expansion and improvement of our hosting infrastructure, and the installation of servers necessary to offer hosting and e-mail services. Although our capital expenditures plans may change as new business opportunities arise, we expect future capital expenditures for the year ending September 30, 2005 to be lower than those for the year ended September 30, 2004 as we currently do not anticipate expanding our existing hosting infrastructure. We have primarily paid for capital expenditures with our cash.

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

     On October 31, 2002, we sold certain servers and other technical equipment used to operate our DESKWING service to GMO and to Diamond Lease. Diamond Lease is leasing all of the equipment it acquired from Crayfish to GMO. The asset sale was reflected in our first quarter financial statements for the year ended September 30, 2003. A book value of Yen 68 million in property and equipment was sold for Yen 80 million in cash. During fiscal year ended September 30, 2004, we made capital expenditures on leasehold improvements JPY1 million, office equipment JPY3.7 million, and purchased software JPY27.2 million. This totaled approximately JPY32 million.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     You should read the following discussion of our financial condition and results of operations together with our financial statements and the accompanying notes to those financial statements beginning on page F-1 in response to Item 8 and Item 18. This discussion is based on U.S. GAAP financial information except as noted otherwise. This section contains forward-looking statements, and you should read the discussion relating to forward-looking statements appearing at the beginning of this annual report on Form 20-F.

A. OPERATING RESULTS.

OVERVIEW.

     We provide server services and other information technology products to small and medium-sized enterprises in Japan. We began our business with the launch of DESKWING in May 1998 and have since focused on expanding our information technology products and services, including server services (our core server services business is “DESKWING”), and sales of hardware and software commodities and internet advertising space (Media). In the year ended September 30, 2004, revenue was comprised of revenues from each of these businesses and our wholly owned subsidiary, Cyber Joy.

     Previously, we also derived revenues from our prior server system “SSOS” (from licensing and operating our server-hosting platform technology to internet service providers) and system development (Web-site design and consulting). We had been phasing these services out in recent years and, following the implementation of our Business Revival Plan in July 2001, we discontinued our “Other Server Services” and “Systems Development Services” segments. In the year ended September 30, 2001, our revenues were derived primarily from DESKWING services, and we received no revenues from SSOS and only nominal revenues from system development services.

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

     In addition, service fees, comprising primarily fees paid to Hikari Tsushin, Inc. for its services as sales agent prior to the November 2000 termination of our agreement with Hikari Tsushin, have been included in cost of revenues. In previous years, service fees were included under operating expenses. We have reclassified these costs for each of the fiscal years ended September 30, 2000 and 2001 to cost of revenues.

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

     We began our commodities and internet advertising space (Media) sales businesses during fiscal year 2003. Total revenue in fiscal year 2003 includes revenue from each of these businesses, and the cost of goods sold also includes the cost of goods sold from each of these businesses. During fiscal year 2003, a group affiliated company acted as a sales agent to sell internet advertising space (Media), and the commission paid to this sales agent for its services was included in selling, general and administrative expenses.

     We established Cyber Joy, a wholly owned subsidiary in October 2003. The financial results of Cyber Joy are included in the media business segment in the consolidated financial statements for the fiscal year 2004. In addition, internal transactions between the Company and Cyber Joy are eliminated under the Japan GAAP base.

REVENUE

     The major components of revenue during fiscal year 2004 include revenues from our server business (approximately 33.5%), commodity sales (approximately 50.2%), media and others (collectively approximately 16.3%). Revenues from these businesses were primarily generated from sales to affiliates of Hikari Tsushin or other customers.

Server Business (Hosting)

     Revenue from our server business consists primarily of fixed monthly fees paid by our DESKWING customers. Prior to November 1, 2002, the contract for basic DESKWING service required an initial payment of Yen30,000 and a monthly fee of Yen10,000. On November 1, 2002, a New DESKWING plan was introduced. This plan provides several pricing and service alternatives under two service plans, “Type-1” and “Type-2”. The contract for Type-1 provides for an initial payment of Yen10,000 and a monthly fee of Yen10,000. The contract for Type-2 provides for a monthly fee of Yen20,000 and no initial fee. The service alternatives are described in Item 4 under the caption “CORE SERVICE — DESKWING”. We started a new discount plan which began on November 1, 2002 under which subscriber to either Type-1 or Type-2 DESKWING service plans may be eligible to receive a discount on the following year’s subscription fees, based on the term of their subscription. For example, users may be eligible to receive a 5% discount on the second year’s subscription fees after one year of subscribing, a 10% discount on the third year’s subscription fees after two years of subscribing, and a maximum discount of 25% after five years. The new discount campaigns and plans during fiscal year 2004 are described in Item 4 under the caption “1. CORE SERVICE — DESKWING.” Fees for other related services vary. Fees for additional related services comprised approximately 10% of our total DESKWING related revenues for the years ended September 30, 2003 and September 30, 2004. Revenues are recognized on a monthly basis over the contract period, beginning when the subscription fee for the first month is collected. We receive initial contract fees related to the DESKWING server services from first-time customers, which are deferred as received and recognized over an estimated service term of 17 months. As of September 30, 2003 and 2004, initial contract fees of Yen251 thousand and Yen120 thousand, respectively, were deferred.

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

	YEAR ENDED SEPTEMBER 30,
	2002				2003				2004
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Newly Subscribed	235	196	160	90	54	59	83	70	70	57	49	43
Cancelled	7,759	4,908	3,408	2,999	2,202	1,230	844	645	545	501	536	389

Quarter-end Balance	23,733	19,021	15,773	12,864	10,716	9,545	8,784	8,209	7,734	7,290	6,803	6,457

Commodity (Product) Sales

     Revenue from commodity (product) sales is produced mainly from our software sales and our hardware sales.

     Crayfish provides primarily five types of software for our software business: Enterprise Resource Planning (ERP), Virus Checker, PC-FAX software, Homepage Manager software and OSAMA FAX. Sales of ERP commenced in October 2002. The price of ERP is Yen750,000, and it is sold through our sales agent.

     Revenue from Virus Checker is earned from monthly fees for maintenance and renewal. Virus Checker is virus check software, and sold with either one or three licenses. The package that includes three licenses requires an initial payment of Yen200,000 and a monthly fee of Yen2,000. Crayfish began to sell Virus Checker packaged with one license in August 2003. Virus Checker with one license requires an initial payment of Yen80,000 and a monthly fee of Yen1,000.

     Sales of PC-FAX software began in February 2003. The price of PC-FAX is Yen550,000 and it is sold through our sales agents.

     Sales of Homepage Manager software began in December 2003. The price of Homepage Manager is Yen1,200,000 and it is sold through our sales agents.

     Sales of OSAMA FAX began in January 2004 and it is sold through our sales agents. Revenue from OSAMA FAX is earned from monthly fees for maintenance. The price of OSAMA FAX is Yen1,680,000, and a monthly fee of Yen6,000.

     We sell the above types of commodities to small and medium enterprises through Hikari Tsushin’s affiliates such as IE Group, Inc., (“IE Group”) and CTW. Our agreements with IE Group and CTW are attached to our Annual Report on Form 20-F for our fiscal year ended September 30, 2003 as Exhibit 4.12 and Exhibit 4.22, respectively.

     We also provide hardware to small and medium sized Japanese enterprises, mainly through Hikari Tsushin’s affiliates, and to individuals. However, we will terminate our sales of hardware during the fiscal year ending September 30, 2005. Payments by businesses for these products are received at the end of the month following the month in which the product is sold. Payments by individuals for these products are received prior to shipping the product.

Media Business (Internet Advertising Space) and Others

     Revenue from our media and other businesses are mainly generated from sales of internet advertising space. Other revenues include revenues from test marketing, web page design and management. During fiscal years 2003 and 2004, Crayfish mainly sold internet advertising space through First Charge, an affiliate of Hikari Tsushin. However, in the years ended September 30, 2003 and 2004, we sold internet advertising space directly to small and medium sized enterprises or Cyber Joy. Cyber Joy’s main business is to sell internet advertising space to small and medium sized enterprises and advertisers. Revenues for the year ended September 30, 2003 came mainly from First Charge. Payments from First Charge are more fully described in the agreement with First Charge attached to our Annual Report on Form 20-F for the year ended September 30, 2003 as Exhibit 4.24. In addition, revenues for the year ended September 30, 2004 included revenue generated by Cyber Joy.

COST OF REVENUE

     Cost of revenue includes costs incurred from our hosting (server) business, product (commodity) sales, internet advertising (Media) and others. The total cost of revenue consisted of approximately 66.6% from e-mail hosting services (server business), 20.0% from product sales (commodity sales), and 13.4% from internet adverting (media) and others during the fiscal year ended September 30, 2003. In addition, the total cost of revenue during the fiscal year ended September 30, 2004 consisted of approximately 15.5% from our server business, 67.4% from commodity sales, 17.1% from media and other businesses.

Server (Hosting) business

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

     Until March 31, 2001, we paid to Japan Network Information Center (“JPNIC”) Yen5,000 per name for the first year of registration of Japanese attribute domain names, used primarily for Japanese corporations and organizations, represented as “co.jp” and “or.jp”, respectively. In April 2001, this initial fee was reduced to Yen4,762, with annual registration fees of Yen3,500 thereafter. On December 1, 2002, we discontinued our use of JPNIC and began to register Japanese attribute domain names with

Japan Registry Service Co., Ltd (“JPRS”). We pay to JPRS an initial Japanese attribute domain name registration fee of Yen3,500 and an annual renewal fee of Yen3,500 thereafter.

     We pay Yen3,500 to JPRS for the registration of a Japanese domain name (.jp), used primarily for Japanese domain names. We also pay an annual fee of Yen3,500 for each registered domain name we have obtained after the first year from the registration.

     For U.S. domain names, we pay to Verisign $14.50 per top level domain name annually. From November 2001 through October 2003, we paid $70 per name for the first two years, and $35 per name for each year thereafter. On November 1, 2003, we changed the U.S. domain name provider to Discount — Domain.com, which is provided by GMO.

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

Commodity Sales (Product Sales)

     Cost of revenue in commodity or product sales is mainly associated with purchasing software or related licenses, and purchasing hardware. In the fiscal years ended September 30, 2003 and 2004, Crayfish purchased software mainly from MAGREX Co., Ltd. (referred to as “Magrex” or “MAGREX”) for our software business. The payment method to Magrex is described in “Master Agreement for OEM [C master First]” which is attached as Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended September 30, 2003.

     During fiscal years 2003 and 2004, most of our hardware products were purchased from IDK Inc. and other vendors for our hardware business. The payment method to IDK Inc. is described in the “Commodity Exchange Agreement,” which is attached as Exhibit 4.25 to our Annual Report on Form 20-F for the fiscal year ended September 30, 2003.

Media (Internet Advertising) Business

     Cost of revenue in our media business mainly comes from purchases of internet advertising space from enterprises that own internet advertising space. Crayfish then sells this advertising space to advertisers mostly through Hikari Tsushin’s affiliates and Cyber Joy. Cost of revenue accrues after our sales agent contracts with a customer to purchase internet advertising space.

OPERATING EXPENSES

Our operating expenses include the following:

•	Selling, General and Administrative Expenses. Our selling, general and administrative expenses include personnel expenses associated with our management, sales and administrative functions, office rent for our headquarters, advertising expenses, depreciation and amortization expenses and expenses incurred in connection with in-house customer support.

•	Research and Development Expenses. In order to enhance the functionality of our services and develop new services, research and development expenses are normally incurred. In the past, significant research and development costs we incurred related to development of new server services. Since July 2001, we substantially scaled down our research and development plans. Research and development expenses will increase when we identify appropriate research and development opportunities to grow our business.

•	Loss on Impairment of Equipment. In the year ended September 30, 2001, a Yen2,111 million loss on impairment of equipment was incurred in connection with the termination of the Lease Contract with IBJ Leasing Co., Ltd. in July 2001.

•	Loss on Impairment of Purchased Intangible Servicing Asset. A Yen3,500 million loss on impairment of purchased intangible servicing asset was recognized in the fiscal year ended September 30, 2001 in connection with the termination in November 2000 of our marketing agreement with Hikari Tsushin. Upon termination we paid Hikari Tsushin Yen3,500 million based on an independent valuation of the fair value of the expected future net revenues to be received by Hikari Tsushin under the agreement. The expected future revenues were based on pricing terms then in effect with customers and on estimated future cancellation rates. Subsequent to termination of the agreement, actual cancellation rates increased significantly from those projected and we implemented a 50% reduction in the monthly fee charged for our DESKWING server business.

RESULTS OF OPERATIONS

     As an aid to understanding our historical consolidated operating results, the following table shows items from our consolidated statements of operations for each of the three years ended September 30, 2002, 2003, and 2004 indicated in yen amounts and as percentages of total revenues. Our historical consolidated operating results are not necessarily indicative of future performance.

	Year ended September 30,
	2002			2003(2)			2004(2)
	(in thousands, except percentages)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue(1)	Yen	2,945,360	100.0%	Yen	1,771,918	100.0%	Yen	3,304,725	100.0%
Cost of revenue(1)		636,174	21.6%		649,620	36.7%		2,160,441	65.4%

Gross profit		2,309,186	78.4%		1,122,298	63.3%		1,144,284	34.6%

Total operating expenses		978,184	33.2%		559,572	31.6%		641,754	19.4%

Income from operations		1,331,002	45.2%		562,726	31.8%		502,530	15.2%
Other income (expenses), net		10,542	0.4%		(789,274)	(44.5)%		(2,114)	—

Income (loss) from continuing operations before income taxes		1,341,544	45.5%		(226,548)	(12.8)%		500,416	15.1%
Income taxes
Current		3,800	—		1,210	—		1,280	—
Deferred		—			—			(97,839)	—

Net income (loss)	Yen	1,337,744	45.4%	Yen	(227,758)	(12.9)%	Yen	596,975	18.1%

(1)	Revenue and Cost of revenue in Fiscal Year 2003 described above is total revenue and total cost of revenue of “Hosting services (Server business)”, “Product sales (Commodity sales)” and “Advertising (Media) and others”. Revenue from “Hosting services (Server business)”, “Product sales (Commodity sales)” and “Advertising (Media) and others” are Yen1,440 million, Yen199 million and Yen132 million, respectively. Cost of revenue for “Hosting service”, “Product sales” and “Advertising (Media) and others” are Yen433 million, Yen130 million and Yen87 million, respectively. Revenue and Cost of revenue in Fiscal Year 2004 described above is total revenue and total cost of revenue of “Server (Hosting)”, “Commodity (Product) sales” and “Media (Advertising) and others”. Revenue from “Server”, “Commodity (Product) sales” and “Media (Advertising) and others” are Yen1,107 million, Yen1,659 million and Yen539 million, respectively. Cost of revenue for “Server”, “Commodity (Product) sales” and “Media (Advertising) and others” are Yen335 million, Yen1,457 million and Yen370 million, respectively.

(2)	The Company consolidates its subsidiary. Internal transactions between the Company and its subsidiary are eliminated under the Japan GAAP base.

YEAR ENDED SEPTEMBER 30, 2004 COMPARED TO YEAR ENDED SEPTEMBER 30, 2003

     REVENUE. Revenue increased 86.5% to Yen3,305 million in the year ended September 30, 2004 from Yen1,772 million in the year ended September 30, 2003. The number of DESKWING subscribers declined from 8,209 as of September 30, 2003, to 6,457 as of September 30, 2004. However this increase was mainly attributable to an increase in net commodity sales business and media and other business revenues. Revenue from our commodity sales business, and media business and others in the year ended September 30, 2003 were Yen199 million and 132 million, and in the year ended September 30, 2004 these were Yen1,659 million and Yen538 million, respectively. In the year ended September 30, 2004, total revenue consisted of 33.5% from server business, 50.2% from commodity sales business, and 16.3% from media and other business.

     COST OF REVENUE. Cost of revenue increased 232.6% to Yen2,160 million in the year ended September 30, 2004 from Yen650 million in the year ended September 30, 2003. The increase in cost of revenue is mainly attributable to the increase in cost of revenue for buying PCs and peripheral equipment in our commodity business. Cost of revenue for “Server”, “Commodity (Product) sales” and “Media (Advertising) and others” are Yen335 million, Yen1,457 million and Yen370 million, respectively.

     GROSS PROFIT. Crayfish recorded gross profit increased 2.0% from Yen1,122 million in the year ended September 30, 2003 to Yen1,144 million in the year ended September 30, 2004. The increase in gross profit is mainly attributable to our commodity sales and media businesses.

     TOTAL OPERATING EXPENSES. Operating expenses for the year ended September 30, 2004 increased 14.7% from Yen560 million in the year ended September 30, 2003 to Yen642 million in the year ended September 30, 2004. This increase in operating expenses is mainly attributable to an increase in the number of employees in our commodity sales and media businesses from fiscal year ended September 30, 2003.

     Selling, general and administrative expenses increased to Yen624 million in the year ended September 30, 2004, up 21.9% from Yen512 million in the year ended September 30, 2003. The increase in selling, general and administrative expenses is mainly due to an increase in the number of our employees in our commodity sales and media businesses, and increased employment cost of Cyber Joy, which was established in October 2003 and wholly owned by the Company. As a result, selling, general and administrative expenses increased.

     INCOME FROM OPERATIONS. As a result of factors mentioned above, Crayfish recorded income from operations of Yen503 million in the year ended September 30, 2004 which is a 10.7% decrease compared to income from operations of Yen563 million in the year ended September 30, 2003. The decrease in income from operations is primarily attributable to an increase in operating expenses from our commodity sales and media businesses.

     OTHER INCOME (EXPENSES), NET. Other expense, net, for the year ended September 30, 2004 was Yen2 million compared with other expense, net of Yen789 million for the year ended September 30, 2003. This substantial change resulted primarily from an expense for litigation settlement of Yen782 million in the year ended September 30, 2003 described below under “LITIGATION”, and also from a decrease in interest income.

     INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES. Income from continuing operations before income taxes was Yen500 million for the year ended September 30, 2004 compared with a loss from continuing operations before income taxes of Yen227 million for the year ended September 30, 2003.

     INCOME TAXES (DEFERRED). Income taxes deferred for the year ended September 30, 2004 was approximately Yen97 million. The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 42.05% for the years ended September 30, 2003 and 2004. Effective for years commencing on October 1, 2004 or later, according to the revised Japanese tax law, income tax rates for enterprise taxes were reduced depending on the size of business.

     NET INCOME (LOSS). As a result of the factors described above, net income was Yen597 million in the year ended September 30, 2004 compared to a net loss of Yen228 million in the year ended September 30, 2003.

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

     COST OF REVENUE. Cost of revenue increased 2.2% to Yen650 million in the year ended September 30, 2003 from Yen636 million in the year ended September 30, 2002. The increase in cost of revenue is mainly attributable to the increase in cost of revenue for new businesses. The cost of revenue for new businesses is described above.

     GROSS PROFIT. Crayfish recorded gross profit of Yen1,122 million in the year ended September 30, 2003, a 51.4% decrease from the gross profit of Yen2,309 million recorded in the year ended September 30, 2002. The decline in gross profit largely reflects the decrease in revenue from our DESKWING hosting services. Gross profit margin decreased from 78.4% in the year ended September 30, 2002 to 63.3% in the year ended September 30, 2003. Gross profit margins decreased due to the introduction of new businesses, which have lower profit margins than DESKWING.

     TOTAL OPERATING EXPENSES. Operating expenses for the year ended September 30, 2003 decreased by 42.7% from Yen978 million in the year ended September 30, 2002 to Yen560 million. This decrease in operating expenses was due primarily to a decrease in selling, general and administrative expenses, research and development expenses, and loss on disposal of property and equipment in connection with the sale of fixed assets to GMO.

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

     INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES. Loss from continuing operations before income taxes was Yen227 million for the year ended September 30, 2003 compared with income from continuing operations before income taxes of Yen1,342 million for the year ended September 30, 2002.

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

     We expect that our future principal capital and liquidity needs will be for working capital for marketing our services and for any expansion of our services. We incurred Yen24 million in legal costs during the year ended September 30, 2002 as a result of the class action litigation filed against us in the United States in September 2000. However, we reached an agreement for settlement in this litigation on June 7, 2003. As a result the defendants agreed to pay U.S. $9,000,000 in the settlement of the litigation, of which we paid U.S.$6,625,000 into an escrow account in July 2003 for expected future payment. Other amounts were paid by other defendants, Hikari Tsushin and Isao Matsushima (Crayfish’s CEO at that time). We also distributed Yen14,375 million of cash to our shareholders in connection with a capital reduction on September 9, 2003. A summary of our consolidated cash flows is as follows:

	Year ended September 30,
	2002		2003(1)(2)		2004(2)		2004(2)
	(in thousands)
Net cash provided by (used in) operating activities	Yen	1,777,463	Yen	(217,465)	Yen	702,072	$6,370
Net cash provided by (used in) investing activities		203,303		118,055		(56,276)	(511)
Net cash provided by (used in) financing activities		2,111		(14,371,350)		(53)	(1)
Net increase (decrease) in cash equivalents		1,982,877		(14,480,760)		645,743	5,860

(1)	The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a distribution of cash to the Company’s shareholders in connection with reduction of common stock and additional paid-in capital pursuant to the Japanese Commercial Code. In light of factors then existing including the Company’s financial condition: the size of its then present or anticipated future business, and margin of safety and operational efficiency, the Company concluded that it had an excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was Yen14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amounts to be reduced in common stock and additional paid-in capital were Yen7,639,106 thousand and Yen6,736,094 thousand, respectively.

(2)	The Company consolidates its subsidiary. Internal transactions between the Company and its subsidiary are eliminated under the Japan GAAP base.

CASH FLOWS FOR YEAR ENDED SEPTEMBER 30, 2004 COMPARED TO YEAR ENDED SEPTEMBER 30, 2003

     We incurred a net loss of Yen228 million for the year ended September 30, 2003, and earned net income of Yen597 million for the year ended September 30, 2004.

     Net cash used in operating activities was Yen217 million for the year ended September 30, 2003, and net cash provided by operating activities was Yen702 million for the year ended September 30, 2004. Net cash provided by operating activities during the fiscal year ended September 30, 2004 was mainly associated with our commodity sales and media businesses, which began during the fiscal year ended September 30, 2003.

     Net cash provided by investing activities was Yen118 million for the year ended September 30, 2003, and net cash used in investing activities was Yen56 million for the year ended September 30, 2004. Net cash used in operating activities during the fiscal year ended September 30, 2004 was mainly associated with purchase of property and equipment of Yen32 million.

     Net cash used in financing activities was Yen14,371 million in the year ended September 30, 2003 and net cash used in financing activities was Yen53 thousand in the year ended September 30, 2004.

     We currently do not have outstanding short-term or long-term borrowings with banks or other financial institutions. We currently do not have any plans to seek additional debt or equity financing. We do not have in place any bank lines of credit or other pre-arranged sources of liquidity. We believe that our current cash levels will be adequate to meet all of our anticipated obligations and capital expenditure requirements through the year ending September 30, 2005.

     Our total capital lease obligations as of September 30, 2003 were Yen53 thousand, all of which paid out during fiscal year ended September 30, 2004.

     We had rent expense under operating leases of Yen17 million for the year ended September 30, 2003 and Yen10 million for the year ended September 30, 2004.

CASH FLOWS FOR YEAR ENDED SEPTEMBER 30, 2003 COMPARED TO YEAR ENDED SEPTEMBER 30, 2002

     We earned net income of Yen1,338 million for the year ended September 30, 2002, and incurred net loss of Yen228 million for the year ended September 30, 2003.

     Net cash provided by operating activities was Yen1,777 million for the year ended September 30, 2002, and net cash used in operating activities was Yen217 million for the year ended September 30, 2003. Net cash used in operating activities during the fiscal year ended September 30, 2003 was mainly associated with the litigation settlement of Yen782 million paid in the U.S. class action litigation and a Yen228 million net loss related to this settlement.

     Net cash provided by investing activities was Yen203 million for the year ended September 30, 2002, and net cash provided by investing activities was Yen118 million for the year ended September 30, 2003. Decrease in net cash provided by investing activities in the year ended September 30, 2003, was partially due to used deposits of Yen27,092 thousand and proceeds from sales of property and equipment of Yen95,585 thousand.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT

     In order to enhance our services and develop new businesses, research and development expenses are normally incurred. In the past, significant research and development costs incurred related to research and development of new hosting services, which was discontinued in July 2001. Subsequently, we substantially scaled down our research and development plans, and research and development costs for the recent fiscal years are as follows: Yen51 million, Yen0.5 million and Yen0 in the years ended September 30, 2002, 2003 and 2004, respectively. During the year ended September 30, 2003, we started to offer new services and products for small and medium-sized enterprises including sales of enterprise resource planning software and internet advertisement placement services. However, we ceased marketing some of these services to focus on research and development of new software during the year ended September 30, 2004.

     We may have research and development costs in the fiscal year ending September 30, 2005 that would consist of software or media business development expenses and marketing research expenses in connection with development of new businesses. We expect expenditures on research and development activities to increase in the future, mainly the result of increases in research and development in software, media or future new businesses.

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

D. TREND INFORMATION.

     Among the factors that influence the future profitability of our operations, we believe that the following are significant and subject to substantial uncertainties:

     THE SIZE OF OUR DESKWING SERVICE CUSTOMER BASE. The size of our DESKWING service customer base fundamentally determines a large portion of our revenues. The size of our DESKWING service customer base is affected by our ability to attract new customers and retain existing ones as well as by changes in the size of the market for e-mail hosting (server business) and related services for small and medium-sized enterprises. We had 8,209 DESKWING subscribers as of September 30, 2003, and 6,457 subscribers as of September 30, 2004. We expect the number of subscribers to continue declining at least through the year ending September 30, 2005 and potentially beyond. We currently focus primarily upon customer retention, rather than obtaining new customers. We believe continued losses of customers result from, among other factors, competition from competitors offering comparable services targeting our market at lower prices, dissatisfaction with our customer support, frustration or the perceived difficulty of using our services or the internet in general, and the inability to realize expected benefits from the use of our services or the internet in general.

     CUSTOMER ACQUISITION COSTS. Currently, we are focusing on customer retention, and overall customer acquisition costs are not increasing. Customer acquisition costs may affect revenue growth unless we can control these costs or successfully implement other businesses. We are exploring other possibilities for customer acquisition such as the use of sales agents and franchising, which would allow us to benefit from increases in the number of customers without bearing all costs of customer acquisition. In order to do so, we may consider the possibility of entering into arrangements with Hikari Tsushin and companies affiliated with it.

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

     COMMODITY SALES (PRODUCT SALES). While we purchase our software from Magrex and other vendors, there is no guarantee that these vendors will be able to supply the software that is in demand. Similarly, IDK supplies most of the hardware that we sell and may not always be able to supply hardware that is in demand. The failure by Magrex, IDK or other vendors to supply software or hardware to meet customer needs may negatively affect the earnings of the hardware and software sales business.

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

     MEDIA (Internet Advertising Space). The effectiveness of this business depends upon the availability and price of advertising space on highly trafficked internet sites. Internet advertisers are usually desirous of advertising on sites that are highly trafficked. Internet advertising space on sites other than these is not as highly demanded, and therefore more difficult to sell. The more highly trafficked sites such as Lycos and Yahoo have a limited availability of internet advertising space. The success of this business may be affected by Cyber Joy’s relationships with highly trafficked sites and the ability to procure such advertising space at reasonable prices. In addition, during the fiscal year ending September 30, 2005, the Company purchased 95% of the outstanding shares of both Five Any and First Charge. The success of this business may be affected by the relationships among Five Any, First Charge, Cyber Joy, Crayfish and their customers.

     STARTING NEW BUSINESSES. We are considering the possibility of providing a wide variety of products and services for small and medium-sized enterprises in Japan in an attempt to increase our profitability and to stabilize our operations. We have been carrying out test marketing for new services and products, some of which are not related to DESKWING. For instance, we began sales of software to small and medium-sized enterprises in February 2003, sales of internet advertising space (Media) in April 2003 and sales of hardware in September 2003. We also established a wholly owned subsidiary, Cyber Joy, in October 2004, and purchased 95% of the outstanding shares of both Five Any and First Charge in December 2004. We propose to increase our participation in this market by identifying the needs of small and medium-sized enterprises, and then attempting to meet those needs.

     THE LEVELS OF FEES WE CHARGE FOR OUR DESKWING AND RELATED SERVICES. Competition in the e-mail hosting (Server) market has created pressure to reduce pricing on our DESKWING service. In an attempt to reduce potential cancellations of long-term DESKWING subscriptions, we introduced 50% discounts in April 2001 for customers who continued to subscribe to DESKWING for a period of 13 months or longer. However, in October 2001, we discontinued the campaign because the discounted price was below cost and did not stem the decline in DESKWING subscription cancellations. We introduced two new DESKWING service plans on November 1, 2002 that allow subscribers to pay either: (i) Yen10,000 as an initial introduction fee and Yen10,000 as a monthly fee, or (ii) to pay Yen20,000 as a monthly fee with no introductory fee. Our new discount plan provides a discount, ranging from 5% to 25%, to subscribers who subscribe to our services for over one year. On December 1, 2002, we offered a new discount campaign which waived the initial payment of Yen10,000 of Type-1 DESKWING service. We ended this discount campaign on September 30, 2003. We began a new discount plan at that time, which waived the initial payment of Yen10,000 for Type-1 DESKWING service and the initial payment for any Virus Check plan when customers apply for Type-1 DESKWING service and any Virus Check plan at the same time. Virus Check is further described in “Additional Service.” We also began another discount plan on September 30, 2003 wherein the initial payment of Yen10,000 for Type-1 DESKWING service is waived when customers apply for Type-1 DESKWING and Nikkei Telecom 21 services at the same time. Nikkei Telecom 21 is further described in “Additional Service.” Both discount plans were terminated on December 31, 2003. Monthly fees for both Type-1 and Type-2 are Yen10,000 and Yen20,000, respectively.

     During fiscal year 2004, we offered several new DESKWING discount plans and campaigns. From October 1, 2003 to December 31, 2003, we offered a new discount campaign that waived three months of the Asymmetric Digital Subscriber Line (“ADSL”) service monthly fees (monthly fee is JPY2,200) when DESKWING users first applied for the service during the discount campaign term. From October 8, 2003 to December 31, 2003, we offered a discount campaign that waived the initial payment (JPY1,000) for using the electronic bulletin board, and the monthly fee (JPY800) until March 2004 of using the board. From December 1, 2003 to February 29, 2004, we offered a discount campaign that waived the first three months of the Type-2 DESKWING service fees when a Type-1 DESKWING user upgraded to Type-2, and we also gave a Hypertext Preprocessor (“PHP”) guidebook (JPY3,600). From March 1, 2004 to May 31, 2004, we offered a competitive upgrade discount campaign that waived the Type 1 initial fee and two months of its monthly fee when another company’s server users made the transition to DESKWING service. And also when another company’s server user changed the server service to DESKWING Type 2 service, two months of the monthly fees were waived. From March 1, 2004 to May 31, 2004, we offered a discount campaign that waived initial payment of Type-1 DESKWING service for new users. From April 15, 2004 to May 31, 2004, we offered a gift campaign that when DESKWING users introduced a person to the Company who decided to use DESKWING service, introducers were given a JPY10,000 JCB coupon. From June 24, 2004 to August 31, 2004, we offered a discount campaign that waived initial payment of Type-1 fees and two months of the related monthly fee for new users.

LITIGATION

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

     Crayfish negotiated with the plaintiffs, and the parties agreed to a settlement which was approved by the court. Pursuant to the terms of the settlement, all pending class actions were settled and dismissed. Crayfish paid US$9,000,000 in the settlement. Other amounts were paid by other defendants Hikari Tsushin and Isao Matsushima (Crayfish’s CEO at that time). Crayfish entered into this settlement solely to avoid any further cost, burden or uncertainty from the class actions, and Crayfish did not acknowledge the validity of any claims alleged by the plaintiffs.

E. OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION

     We lease office space under operating lease agreements that are cancelable by us with six months’ advance notice. We have paid Yen17,493 thousand and Yen9,709 thousand for the year ended September 30, 2003 and 2004, respectively. In addition, we lease office equipment of which remaining lease obligations at September 30, 2003 were Yen53 thousand, all of which paid out during fiscal year ended September 30, 2004. We do not have any other lease obligations.

G. SAFE HARBOR

     The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Items 5E and F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT.

     The following table provides information about our directors, executive officers and statutory auditors.

MONTH IN WHICH
NAME	POSITION	DATE OF BIRTH	CURRENT TERM EXPIRES
Masaaki Shimamura	Representative Director, President and Chief Executive Officer	January 5, 1969	December 2005

Takeshi Tamamura	Chairman of Board of Directors	July 16, 1970	December 2005

Tomoya Hirota	Director	April 26, 1979	December 2005

Koh Gidoh	Director	August 31, 1963	December 2005

Tatsuo Shigeta	Statutory Auditor	October 9, 1962	December 2007

Masataka Watanabe	Statutory Auditor	November 20, 1968	December 2007

Yuichiro Mori	Statutory Auditor	October 5, 1969	December 2007

Tatsumasa Komatsu	Statutory Auditor	July 22, 1964	December 2007

     MASAAKI SHIMAMURA became the president and representative director of Crayfish Co., Ltd. (“Crayfish” or the “Company”) in July 2004. He worked as a director of the Company from June 2002 to July 2004. He has served as a director of Business Partner K.K since June 2004, a director of Best Partner K.K since May 2004 and a director of Cyber Joy, Inc. since February 2004. He worked for CalltoWeb, Inc. (“CTW”, an affiliate of Hikari Tsushin, Inc.) for two and one-half years and became General Manager of CTW’s Operations Planning Department in November 2000. He joined Hikari Tsushin in 1999 and has worked in various capacities since then.

     TAKESHI TAMAMURA became the chairman of the board of directors of the Company in December 2004. He has served as representative director, president and chief operating officer of Hikari Tsushin, Inc. (“Hikari Tsushin”) since July 2003. He joined Hikari Tsushin in April 1991, and he has worked in various capacities at Hikari Tsushin since then.

     TOMOYA HIROTA became a director of the Company in December 2004. He has served as president and representative director of Five Any, Inc. (“Five Any”) since April 2003 and as its President since October 2003. He has served as a director of HTA, Inc. (“HTA”) since June 2004. He has served as a director of Seek, Inc. (“Seek”) and First Charge, Inc. (“First Charge”) since June 2004. He joined Hikari Tsushin in September 2001.

     KOH GIDOH became a director of the Company in December 2004. He has served as a director of Hikari Tsushin since December 2001 and as the Chief Accounting Officer of Hikari Tsushin since July 2003. He has worked in various capacities at Hikari Tsushin and its affiliates since 1992. He has served as a director of IE Group, Inc. since March 2004, a director of HT Solutions, Inc. since October 2004 and Statutory Auditor of BP debt collection K.K since June 2004.

     TATSUO SHIGETA became a statutory auditor for the Company in December 2003. He has been registered in Japan as an attorney since April 1988. His experience includes 9 years as Partner, Tokyo Eiwa, Attorneys-At-Law and 3 years as General Counsel at Hikari Tsushin. He has served as the Statutory Auditor of IE Group, Inc. since April 2003, Statutory Auditor of CTW since November 2001, Statutory Auditor of Newton Financial Consulting, Inc. since April 2003, Statutory Auditor of Five Any since November 2002, Statutory Auditor of First Charge since June 2003, Statutory Auditor of Seek since June 2003, Statutory Auditor of HTA since October 2003, Statutory Auditor of OBM Co., Ltd. since April 2002, and a director of BP debt collection K.K since June 2004. He currently operates his own law office.

     MASATAKA WATANABE became a statutory auditor for the Company in December 2003. He joined Hikari Tsushin in October 1995. He has served as Statutory Auditor of IE Group, Inc. since June 2002, Statutory Auditor of CTW since August 2001, Statutory Auditor of Newton Financial Consulting, Inc. since May 2002, Statutory Auditor of Five Any since November 2001, Statutory Auditor of GIAO since June 2003, Statutory Auditor of Business Partner KK. since June 2002, Statutory Auditor of Contact Center KK. since December 2003, Statutory Auditor of HT solutions since April 2004, Statutory Auditor of Best Partner K.K since May 2004, Statutory Auditor of BP debt collection K.K since June 2004 Statutory Auditor of HTC, Inc since June 2004, Statutory Auditor of OBM Co., Ltd. since April 2002, Statutory Auditor of DTC K.K since August 2003, Statutory Auditor of Info Service K.K since June 2004, Statutory Auditor of OBM Japan Co., Ltd. since June 2004, Statutory Auditor of PT&C K.K since June 2003, Statutory Auditor of Handy Phone, Co., Ltd. since June 2004, Statutory Auditor of DG Networks, Inc. since September 2004 and Statutory Auditor of J Communications, Inc. since June 2004.

     YUICHIRO MORI became a statutory auditor for the Company in December 2003. He has worked with Hikari Tsushin since April 1997, and currently he serves in Hikari Tsushin’s legal department.

     TATSUMASA KOMATSU became a statutory auditor for the Company in December 2003. He has served as a director of Newton Financial Consulting, Inc. since June 2004. He has worked in various capacities for Hikari Tsushin since October 1996, and currently serves as a head of the consumer satisfaction department in Hikari Tsushin.

B. COMPENSATION.

     For the year ended September 30, 2004, the aggregate compensation paid by the Company to all our directors and statutory auditors was approximately Yen55 million.

C. BOARD PRACTICES.

DIRECTORS

     Directors are elected at a general meeting of shareholders, and the term of office of directors under our articles of incorporation expires at the close of the ordinary general meeting of shareholders first held near the end of the fiscal year, which shall be less than a year from their assumption of office, although they may serve any number of consecutive terms. As is standard practice in Japan, we do not have an audit or remuneration committee. We do not have any service contracts with any of our directors providing for benefits upon termination of employment. We have not established a retirement plan or corporate pension plan for our directors or employees.

     Mr. Takeshi Tamamura and Mr. Koh Gidoh devote only part-time efforts to Crayfish as directors.

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

D. EMPLOYEES.

     The following table shows the number of our full-time, temporary and part-time employees:

	As of September 30,
	2002	2003	2004
Full-time	27	30	30
Temporary or Part-time	16	7	17

Total	43	37	47

Note:	Figures for 2002, 2003 and 2004 include employees who had been assigned to work for us but who were still employed (“seconded”) by Hikari Tsushin to the Company. In fiscal year 2002, 2003 and 2004, nearly 100% of employees are seconded from Hikari Tsushin.

     Number of temporary or part-time employees is based on the average number of temporary or part-time employees during each fiscal year.

     Of the 30 full-time employees at September 30, 2004, 5 were in administrative positions and 25 were in operating positions. As of September 30, 2003, 7 employees were in administrative positions, and 23 employees were in operating positions. At September 30, 2002, 8 were in administrative positions, and 19 were in operating positions, including administrative, marketing and product development positions.

E. SHARE OWNERSHIP.

     None of our present directors, executive officers or statutory auditors beneficially owned any shares of our common stock as of September 30, 2004. Mr. Shimamura acquired six shares of our common stock after September 30, 2004.

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

     The revision of the Commercial Code of Japan in 2001 allows us to grant subscription rights subject to the approval of the Board of Directors, without amending our articles, provided such rights are not granted on conditions unfavorable to our shareholders. At September 30, 2004, outstanding options or warrants to purchase a total of 1,632 shares were exercisable at a weighted average exercise price per share of Yen1,033,520.30. The options or warrants outstanding and exercisable by exercise price at September 30, 2004 were as follows (whole amount):

	Options/Warrants Outstanding				Options/Warrants Exercisable
		Weighted Average Remaining				Weighted
Exercise	Number	Contractual Life	Weighted Average		Number	Average
Price	Outstanding	(in year)	Exercise Price		Exercisable	Exercise Price
Yen1,033,520.30	1,632	3	Yen	1,033,520.30	1,632	Yen	1,033,520.30

     Of the options and warrants outstanding described above, all were held by Isao Matsushima who formerly served as representative director of the Company. The number of options or warrants and exercise prices were adjusted in fiscal year 2003 due to the requirements of the stock option plan and the cash distribution made in connection with a capital reduction on September 9, 2003. Mr. Matsushima exercised a part of the outstanding options or warrants on November 17, 24, 2004 and January 26, 2005; he totally exercised all of the outstanding options or warrants to purchase 1,632 shares of the Company’s common stock. Therefore the options or warrants included in the table above are no longer outstanding. For more detailed information, please see “ITEM 7, A. MAJOR SHAREHOLDERS”. No options or warrants are held by persons who currently serve as directors, executive officers or statutory auditors of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS.

     To our knowledge, the persons in the following table are the only owners or beneficial owners or holders of 5% or more of our outstanding common stock as of September 30, 2004. We are not required by Japanese law to disclose beneficial ownership of our common stock. As explained in Item 10.B any person who becomes, beneficially and solely or jointly, a holder of more than 5% of our outstanding common stock must file a report with the relevant local finance bureau of the Ministry of Finance. The information in this table is based upon our shareholders of record and reports filed with the Financial Services Agency and the U.S. Securities and Exchange Commission.

	SEPTEMBER 30, 2004
NAME OF BENEFICIAL OWNER	NUMBER	PERCENTAGE
Hikari Tsushin, Inc. (1)	8,369	81.51
HTC Partners L.P. (2)	600	5.84
Directors and executive officers as a group	0	0

(1)	If the shares held by HTC Partners, L.P., separately identified in this table, and shares held by Hikari Tsushin’s affiliates such as CalltoWeb, Inc. (“CTW”) are included, Hikari Tsushin directly or indirectly controlled 8,411 shares or 81.9% of our common stock as of September 30, 2004. CTW owns 42 shares representing 0.41 percent.

(2)	HTC Partners, L.P. is a private equity fund established in the Cayman Islands. A wholly-owned subsidiary of Hikari Tsushin is the general partner of the fund as well as an investor in the fund Hikari Tsushin disclaims beneficial ownership of the Crayfish shares held by HTC Partners L.P. Therefore we do not include HTC’s shareholdings in Hikari Tsushin’s shareholding numbers.

     During fiscal year 2003, Hikari Tsushin acquired 1,500 shares of Crayfish’s common stock at a price of Yen285,000 per share (closing price on August 21, 2003, Tokyo Stock Exchange Mothers Market). Hikari Tsushin acquired Crayfish’s common stock through Tokyo Stock Exchange’s ToSTNET-.

     HTC Partners L.P. held 600 shares, representing 5.84% of our outstanding shares as of September 30, 2004.

     Our ADSs were traded only on the Nasdaq National Market. Our common stock is listed on the Mothers market of the Tokyo Stock Exchange. As of September 30, 2004, of the 10,268 shares of common stock outstanding, 384 shares were held in the form of ADSs, which at the then applicable conversion ratio was equal to 192,000 ADSs. As of November 21, 2000, the conversion ratio was changed from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock and consequently the 9,225,000 outstanding ADSs were redenominated as 922,500 ADSs. The 384 shares of common stock underlying the 192,000 ADSs outstanding as of September 30, 2004 were held by Hero & Company, a subsidiary of the depositary for our ADSs, for the account of the ultimate beneficial owners of the ADSs. Crayfish has been delisted from Nasdaq since the end of business day of November 24, 2003, and ADSs are no longer traded on the Nasdaq National Market.

     Our major shareholders have the same voting rights as other holders of our common stock. Hikari Tsushin directly or indirectly controls 81.9% of our shares as of September 30, 2004, and we are accordingly subject to control by Hikari Tsushin. We now know of no current arrangements the operation of which may at a later time result in a change of control of us.

     Isao Matsushima exercised a part of the warrants on November 17, and November 24, 2004. On January 26, 2005; he exercised all of the remaining outstanding options or warrants. By exercising the options or warrants he purchased 1,632 shares, or 13.71% of the Company’s common stock (For more detailed warrant information, please see “ITEM 6, E. SHARE OWNERSHIP”). After he purchased our shares, a report filed with the Ministry of Finance indicated that he owned less than 5% of outstanding shares. As of January 28, 2005, the outstanding number of shares of the Company’s common stock was 11,900 shares.

B. RELATED PARTY TRANSACTIONS.

     Since September 30, 2001, except as described below, there have been no material transactions between us and our directors, officers, corporate auditors or their respective family members or enterprises over which they can exert significant influence.

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

     During the fiscal year ended September 30, 2003, we started new businesses: commodity sales business and internet advertisement business. In the commodity sales business, we purchase software and PC hardware from third parties and sell these products primarily to IE Group, Inc. and CTW, affiliates of Hikari Tsushin, who then sell these products to small and medium sized companies. The Company will cease marketing the sale of hardware during the fiscal year ending September 30, 2005. In the media (internet advertisement business), we purchase internet advertising space from enterprises that own internet advertising space and sell the advertising space primarily to First Charge, Inc., an affiliate of Hikari Tsushin (as of September 30, 2004), who then sells the advertising space to small and medium sized enterprises. Moreover, we established a wholly owned subsidiary, Cyber Joy, to market internet advertising space to small and medium sized enterprises in Japan during the fiscal year ended September 30, 2004.

     Information concerning the amounts involved in the related party transactions described in the two preceding paragraphs has been included in the following table below.

     In December 2004, the Company purchased 95% of the issued and outstanding shares of both Five Any and First Charge for Yen544 million and Yen166 million, respectively.

     During November 2004 and January 2005, Mr. Isao Matsushima exercised a warrant to purchase 1,632 shares of the Company’s common stock at an exercise price of Yen1,033,520.30 per share. The warrant was granted to Mr. Matsushima on September 27, 1999, when he was the representative director of the Company before Crayfish’s securities became listed on the Nasadaq National Market and the Tokyo Stock Exchange Mothers Market.

     Account balances and transactions with Hikari Tsushin and its affiliates as of September 30, 2002, 2003 and 2004 are as follows (in thousands):

	September 30,
							September 30,
	2002		2003		2004		2004 (Note 1)
Accounts balances at:
Accounts receivable	JPY	21,436	JPY	90,453	JPY	313,739	$2,847
Deposits paid		24,751		1,789		1,789	16
Accounts payable		9,110		25,237		22,962	208
Other		—		728		4,201	38
Transactions for the year ended:
Sale of property and equipment		15,326		5,566		—	—
Purchase of property and equipment		2,483		2,133		—	—
Consulting fees received		—		12,924		1,000	9
Sales		9,069		333,767		2,070,646	18,790
Cost of sales		—		52,933		43,636	396
Compensation received		4,872		82,373		157,564	1,430
Service fee payment		14,689		24,579		106,169	963
Rent expense		33,394		17,635		8,675	79
Other general and administrative expense reimbursement		21,581		19,250		55,324	502
Moving expenses		7,094		7,086		—	—
Other		4,460		2,712		1,936	18

Note 1: U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2004, which was JPY 110.20 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

C. INTEREST OF EXPERTS AND COUNSEL.

     Not applicable

ITEM 8. FINANCIAL INFORMATION

The information required by this item has been provided beginning on page F-1.

ITEM 9. THE OFFER AND LISTING.

     ADSs representing our common stock were first quoted on the Nasdaq National Market on March 8, 2000. Our common stock has been listed on the Mothers market of the Tokyo Stock Exchange since March 10, 2000. Our ADSs were delisted from the Nasdaq National Market in November 2003.

     The price history of our common stock and ADSs is reflected in the table below:

	MOTHERS(YEN)		NASDAQ($)(1)
	HIGH	LOW	HIGH	LOW
YEAR ENDED/ENDING SEPTEMBER 30,
2000(2)	32,800,000	2,100,000	166.00	3.25
2001(3)	1,420,000	351,000	13.55	1.13
2002(4)	850,000	443,000	11.49	7.04
2003(5)	1,550,000	137,000	30.50	9.60
Quarter ended December 31, 2002	792,000	630,000	12.67	10.00
Quarter ended March 31, 2003	710,000	596,000	12.00	10.00
Quarter ended June 30, 2003	1,540,000	670,000	26.75	9.60
Quarter ended September 30, 2003	1,550,000	137,000	30.50	23.51
2004(6)	1,960,000	300,000	32.74	7.99
Quarter ended December 31, 2003(7)	839,000	300,000	32.74	7.99
Quarter ended March 31, 2004	540,000	400,000	—	—
Quarter ended June 30, 2004	1,000,000	446,000	—	—
Quarter ended September 30, 2004	1,960,000	770,000	—	—
2005
Quarter ended December 31, 2004	3,580,000	1,120,000	—	—
Quarter ended March 31, 2005	3,890,000	2,370,000	—	—
CALENDAR YEAR 2004
October	1,340,000	1,120,000	—	—
November	3,580,000	1,210,000	—	—
December	2,980,000	1,760,000	—	—
CALENDAR YEAR 2005
January	3,890,000	2,370,000	—	—
February	3,170,000	2,650,000	—	—
March	3,260,000	2,570,000	—	—

(1)	Nasdaq Share price information has been retroactively adjusted to reflect the November 21, 2000 change in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock.

(2)	From our initial public offering in March 2000 through September 30, 2000.

(3)	Fiscal year 2001 is the period from October 1, 2000 through September 30, 2001.

(4)	Fiscal year 2002 is the period from October 1, 2001 through September 30, 2002.

(5)	Fiscal year 2003 is the period from October 1, 2002 through September 30, 2003.

(6)	Fiscal year 2004 is the period from October 1, 2003 through September 30, 2004.

(7)	Our ADSs were delisted from NASDAQ in November 2003. We have no present plans to relist our ADSs on NASDAQ or to list our ADSs on any other exchange in the United States.

ITEM 10. ADDITIONAL INFORMATION.

A.	SHARE CAPITAL.

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

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

• Development, planning, maintenance, manufacture, sale and technical guidance of and consulting service for computers and peripheral equipment and related software;

• Analyzing, designing, planning, development, sales and maintenance of computer systems;

• Training for computer operating staff;

• Advertising agency, advertising related business, and planning for and operation of promotional gatherings and events;

• Planning for and production of commercial and industrial designs;

• Photographing;

• Publishing, production, sales, planning and creating of books and electronic publishing;

• Mail order sales;

• Provision of goods information on consignment from mail order dealers, acceptance of orders and delivery of goods;

• Electric and telecommunications works;

• Contracting for maintenance for electric and telecommunications facilities;

• Manufacture of, maintenance for, purchase, sale, rental, lease, import, export, converting, working, and consulting of systems and software for electric and telecommunications equipment and telecommunications;

• Planning, development, maintenance, consulting, education for and sale of telecommunications network systems;

• Contracting for surveys and researches of telecommunications, computers and the internet;

• Agency, mediation service, consulting service concerning subscription for telecommunication service, broadcasting service and telecommunication business;

• Planning and designing for data communications systems, and introduction of and guidance for operational management thereof and agent business therefore;

• Sale, lease, installation and maintenance of office automation equipment, annexed equipment, annexed material, office equipment and office-use products;

• Market research and marketing research services;

• Consulting service concerning general management;

• Information processing business and communications service;

• Sales and support of hardware and software for multimedia;

• Collecting and conducting information by using information systems;

• Publishing business;

• Obtaining, administrating and managing copyright, related rights, design right, trademark rights and industrial rights;

• Administrating, licensing, sell and transfer, mediating and substitute for character goods, which contains distinct name and figure;

• Financial business;

• Nonlife insurance agent business;

• Planning, researching and developing for information recorded magnetic card system;

• Issuing and sales of magnetic cards, which system contains cash before delivery, such as telephone card;

• Mediation and surety of money lending, handling service for credit cards, and sales of information recorded magnetic cards and gift coupons;

• Buying, selling, and leasing used things;

• Agency for setting vending machines;

• Sales of clothing, foods, home appliances, pets, cars, houses and furniture; and

• Research, planning, investigation, development, education and training for each of the preceding items.

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

     Pursuant to a Notice of Termination given by The Bank of New York effective on the close of business November 24, 2003, the ADS program for Crayfish was terminated. All remaining deposited underlying shares have been sold. To claim the sale proceeds (less any expenses), current holders of Crayfish ADSs are required to surrender their certificate(s) to The Bank of New York for cancellation. Effective on the opening of business of January 14, 2005, upon presentation of Crayfish ADSs for cancellation, holders are entitled to receive $37.4111 per ADS.

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

     On June 1, 2002 we entered into a software supply agreement with CalltoWeb, Inc. (“CTW” an affiliate of Hikari Tsushin, Inc.) pursuant to which CTW purchases from Crayfish computer software and then sells the software to its customers. The agreement permits Crayfish to use the name of and display OSAMA DESK services, including: (1) server hosting services; (2) ASP services; (3) leasing and selling PC applications; and (4) additional services related to the above points.

     On June 3, 2002, we entered into an agreement with MAGREX Co., Ltd. (“Magrex”) pursuant to the OEM deal of C Master First (“Magrex’s Software”), which is created by Magrex. The agreement requires Magrex to sell the software, which the Company outsourced Magrex to develop and produce. The purpose of the contract is for Magrex to continually sell the product to Crayfish according to the terms of the agreement, and for Crayfish to buy the product and resell the product in the Territory. The agreement between Crayfish and MAGREX includes terms covering the sales price, ordering the product, delivery of the product, quality guarantee of product and so on.

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

     On March 1, 2003 we entered into a software supply agreement with IE Group, Inc. (“IE” an affiliate of Hikari Tsushin, Inc.) pursuant to which IE purchases from Crayfish computer software and then sells the software to its customers. The purpose of the contract is to provide that Crayfish shall continuously sell the product to IE in accordance with the terms of the agreement, and IE shall purchase the product from Crayfish and resell it to customers. The agreement between Crayfish and IE covers such terms as sales price, ordering the product, delivery of the product and so on.

     On March 12, 2003 we entered into an agreement with First Charge, Inc. (“First Charge”), an affiliate of Hikari Tsushin, Inc. wherein First Charge introduces to Crayfish’s customers who wish to advertise on the internet. The purpose of the contract is for First Charge to cooperate with Crayfish to obtain the original manuscript of the advertisement. The agreement covers such terms as advertisement and commission fees, the application of advertisements, exemptions and so on. The agreement requires First Charge to ensure that the content of the advertisement is acceptable to Crayfish.

     On September 1, 2003 we entered into a Commodity Exchange Agreement with IDK, Inc. (“IDK”) wherein IDK sells to Crayfish computer hardware and other products. Under the terms of the agreement, IDK shall continuously sell to Crayfish telecommunication hardware, office automation hardware, working materials, services related to these materials, and other products which seller handles. This agreement covers such terms as conditions of payment, transfer of ownership rights, expiration dates and so on.

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

     Not applicable.

G. STATEMENT BY EXPERTS.

     Not applicable.

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

     In addition, documents referred to in this 20-F filing may be inspected at our Tokyo headquarters, located at Hikari Center Building, 5th Floor, 16-15, Minami Ikebukuro 1-chome Toshima-ku, Tokyo 171-0022, Japan.

I. SUBSIDIARY INFORMATION.

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Our primary market risk exposure is to foreign exchange rate fluctuations.

     Our periodic payment obligations for U.S. domain name registrations are denominated in U.S. dollars. We do not have any material periodic U.S. dollar revenue to match the dollar payments, and thus we are exposed to fluctuations in the yen-dollar exchange rate to the extent the dollar-denominated payments are not hedged. From time to time, we have entered into foreign currency forward contracts to hedge against the risk of foreign exchange rate fluctuation. At September 30, 2004, we had no foreign currency contracts outstanding. We do not believe that our periodic payment obligations for U.S. domain name registrations subject us to any material foreign currency exchange risks.

     We are equity financed and do not have debt that could subject us to significant interest rate exchange risks. We maintain our cash balances at financial institutions. We invest excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. We have not entered into any derivative contracts since August 2000, and at September 30, 2001, 2002, 2003 and 2004, we had no outstanding derivative contracts. Our cash equivalents are highly liquid investments with original maturities of three months or less. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these investments, we do not believe that we have a material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Since our March 2000 initial public offering we have not materially modified the instruments defining the rights of holders of any class of registered securities, except that on November 21, 2000 a change was made in the ADS ratio to common stock from 5,000 ADSs representing one share of common stock to 500 ADSs representing one share of common stock. We delisted our ADSs from NASDAQ effective November 24, 2003. Pursuant to a Notice of Termination given by The Bank of New York effective on the close of business November 24, 2003, the ADS program for Crayfish was terminated. All remaining deposited underlying shares have been sold. To claim the sale proceeds (less any expenses), current holders of Crayfish ADSs are required to surrender their certificate(s) to The Bank of New York for cancellation. Effective on the opening of business of January 14, 2005, upon presentation of Crayfish ADSs for cancellation, holders are entitled to receive $37,4111 per ADS.

     We received approximately Yen10.7 billion in net proceeds from the sale of ADSs in our March 2000 initial public offering. For the year ended September 30, 2000, we used approximately Yen796 million of the net proceeds for payment for capitalized server and related equipment leases to IBJ Leasing Co., Ltd., Yen209 million on capital expenditures, Yen311 million on research and development and Yen135 million as general working capital. For the year ended September 30, 2001, we used an additional Yen2.4 billion of the proceeds to pay a fee in connection with the termination of the lease contract with IBJ Leasing Co., Ltd., Yen3.5 billion to pay a fee in connection with the termination of the marketing contract with Hikari Tsushin, and an additional Yen130 million as general working capital. For the year ended September 30, 2002, we did not use any of the remaining net proceeds. For the year ended September 30, 2003, we used approximately Yen2,257 million for cash distribution to the shareholders. For the year ended September 30, 2004, we did not use any significant amount of the remaining net proceeds.

ITEM 15. CONTROLS AND PROCEDURES

A. EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

     Our chief executive officer and the principal officer of our administration department have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F. Based on that evaluation, the chief executive officer and the principal officer of our administration department have concluded that as of September 30, 2004 our disclosure controls and procedures were effective to ensure that information required to be disclosed by Crayfish in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. CHANGES IN INTERNAL CONTROLS.

     There has been no change in our internal control over financial reporting that occurred during our fiscal year ended September 30, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. There have not been any significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Crayfish is a foreign private issuer established and existing as a corporation under the Commercial Code of Japan and has one or more statutory auditors as provided under such code. Messrs. Tatsuo Shigeta, Masataka Watanabe, Yuichiro Mori and Tatsumasa Komatsu currently serve as registrant’s statutory auditors, each having been elected to his position by Crayfish’s shareholders at the shareholders’ annual meeting held on December 19, 2003. Crayfish’s board of directors has determined that Mr. Masataka Watanabe is an audit committee financial expert. However, because of Mr. Watanabe’s relationship with Hikari Tsushin and its affiliated companies, he is not independent.

ITEM 16B CODE OF ETHICS

     Crayfish has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Crayfish has not determined at this time that a code of ethics is appropriate to adopt taking into account various factors including that (i) the duties and responsibilities of Crayfish’s senior financial officers is subject to separate and independent review by the board of directors and the statutory auditors, (ii) the directors and statutory auditors are appointed by a vote of Crayfish’s shareholders, and (iii) the creation of a code of ethics would divert Crayfish’s resources from its principal business activities.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

     The aggregate fees billed for fiscal 2004 and 2003 for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those years were Yen26 million and Yen34 million, respectively.

Audit-Related Fees

     The Company did not pay any additional audit related fees for fiscal 2004 or 2003 to the principal accountant.

Tax Fees

     The Company did not pay any fees for fiscal 2004 or 2003 to the principal accountant for tax compliance, tax advice, or tax planning.

All Other Fees

     The Company did not pay any fees for fiscal 2004 or 2003 for other professional services to the principal accountant (other than those reported above).

Pre-approval Policies

     The Company has adopted a pre-approval policy. Pursuant to the policy, the Audit Committee pre-approved audit, audit-related and tax services for the twelve months ending September 30, 2004. The pre-approved services included services associated with documents filed with the SEC and quarterly reports, financial statement audits of federal, state, provincial, international and local tax returns. Services not pre-approved or services resulting in fees beyond those approved require specific pre-approval by the Company’s audit committee (or one of its members to whom pre-approval authority has been delegated by the audit committee prior to commencement of the service). The policy also contains a list of prohibited non-audit services consistent with Rule 2-01(c)(4) of Regulation S-X. Requests for specific approval of additional services must be submitted by both the independent auditor and the Chief Executive Officer, or principal officer of administration department, and must include a statement from the auditor as to whether, in the auditor’s view the request is consistent with SEC rules on auditor independence.

     None of the services described under the captions “Audit-Related Fees”, “Tax Fees” or “All Other Fees” were approved by the Audit Committee pursuant to the waiver of pre-approval procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable

ITEM 18. FINANCIAL STATEMENTS.

     See our financial statements attached hereto beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE
1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—
1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*
1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation) *****
1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation) *****
2.1	Specimen Common Stock certificates of the Registrant*
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

4.11	C master First OEM Master Agreement dated June 3, 2002 between the Registrant and Magrex Co., Ltd. (English Translation) *****
4.12	Software Supply Agreement dated July 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation) *****
4.13	OUSAMA-DESK outsourcing master agreement dated July 1, 2002 between the

EXHIBIT	DESCRIPTION	PAGE
Registrant and CalltoWeb, Inc. (English translation)*****
4.14	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.15	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.16	Amendment to Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.17	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.18	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.19	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.20	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****
4.21	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.22	Software Supply Agreement dated March 1, 2003 between the Registrant and IE Group, Inc. (English translation) *****
4.23	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)****
4.24	Agreement on Advertisement Treatment dated March 12, 2003 between the Registrant and First Charge, Inc. (English translation) *****
4.25	Commodity Exchange Agreement dated September 1, 2003 between the Registrant and IDK Inc. (English translation) *****
10.1	Description of American Depositary Receipts****
12.1	Certification by the Chief Executive Officer, President and Representative Director pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
12.2	Certification by the Principal Officer of Administration Department pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
13.1	Certification by Chief Executive Officer, President and Representative Director pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	—
13.2	Certification by Principal Officer of Administration Department Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F-1 (File No. 333-11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20-F (File No. 0-30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20-F (File No. 0-30530) filed on April 12, 2002.

****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20-F (File No. 0-30530) filed on March 27, 2003

*****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20-F (File No. 0-30530) filed on March 10, 2004

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crayfish Co., Ltd.
Date April 12, 2005	By	/s/ Masaaki Shimamura
		Name:	Masaaki Shimamura
		Title:	President, Chief Executive Officer and Representative Director

CRAYFISH CO., LTD. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Crayfish Co., Ltd.

We have audited the accompanying consolidated balance sheets of Crayfish Co., Ltd. (a Japanese corporation) and its subsidiary as of September 30, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crayfish Co., Ltd. and its consolidated subsidiary as of September 30, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the U.S. dollar amounts presented in the accompanying consolidated financial statements as of and for the year ended September 30, 2004 have been translated from Japanese yen on the basis set forth in Note 3 to the consolidated financial statements.

BDO Sanyu & Co.
Tokyo, Japan

December 22, 2004 except for
Note 13, as to which the date is
December 27, 2004

CRAYFISH CO., LTD. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	September 30,		September 30,
	2003	2004	2004 (Note 3)

ASSETS
Current assets:
Cash and cash equivalents	¥1,941,316	¥2,587,059	$23,476
Time deposits in bank	200,000	200,000	1,815
Accounts receivable, net of allowance for doubtful accounts of ¥9,067 and ¥5,402 ($49) in 2003 and 2004, respectively	25,674	18,534	168
Accounts receivable due from related parties	90,453	313,739	2,847
Inventories	2,365	36,190	328
Deposits paid for litigation settlement	782,081	—	—
Deferred income taxes	—	97,839	888
Prepaid expenses and other current assets	49,343	9,446	86

Total current assets	3,081,232	3,262,807	29,608

Property and equipment, net	19,529	31,126	282

Loan receivable, net	—	24,672	224
Deposits paid to related parties	1,789	1,789	16
Other assets	727	502	5

Total assets	¥3,113,277	¥3,320,896	$30,135

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	155,287	556,786	5,052
Accounts payable due to related parties	25,237	22,962	208
Accrued income taxes	—	1,276	12
Consumption tax payable	—	3,446	31
Accrual for litigation settlement	782,081	—	—
Deferred initial contract fees	251	120	1
Accrued liabilities and other current liabilities	32,579	21,489	195

Total current liabilities	995,435	606,079	5,499

Commitments and contingencies (Note 6)

Common stock
Per value: Designated value
Authorized shares: 40,996 in 2003 and 2004
Outstanding shares: 10,268 in 2003 and 2004	423,219	423,219	3,841
Retained earnings, since October 1, 2001	1,694,623	2,291,598	20,795

Total shareholders’ equity	2,117,842	2,714,817	24,636

Total liabilities and shareholders’ equity	¥3,113,277	¥3,320,896	$30,135

The accompanying notes are an integral part of these consolidated financial statements.

CRAYFISH CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)

Revenues
Third party	¥2,936,291	¥1,438,151	¥1,220,679	$11,078

Related party	9,069	333,767	2,084,046	18,911

Total Revenues	2,945,360	1,771,918	3,304,725	29,989

Cost of revenues	636,174	649,620	2,160,441	19,605

Gross profit	2,309,186	1,122,298	1,144,284	10,384

Operating expenses:
Selling, general and administrative	806,258	511,581	623,853	5,661
Research and development	51,031	500	—	—
Loss on impairment and disposal of property and equipment, and other	97,050	23,583	8,910	81
Expenses related to litigation	23,845	23,908	8,991	82

Total operating expenses	978,184	559,572	641,754	5,824

Income from operations	1,331,002	562,726	502,530	4,560

Other income (expenses):
Interest income	2,688	350	69	1
Interest expense	(21)	(10)	(14)	—
Expenses for litigation settlement	—	(782,081)	—	—
Foreign exchange (loss) gain, net	(3,357)	235	267	2
Gain on sale and write-off of Investments	9,975	—	—	—
Gain on sale of investment in an affiliate, net	32,646	—	—	—
Other, net	(31,389)	(7,768)	(2,436)	(22)

Other income (expenses), net	10,542	(789,274)	(2,114)	(19)

Income (expenses) before income taxes	1,341,544	(226,548)	500,416	4,541
Income taxes Current	3,800	1,210	1,280	12
Deferred	—	—	(97,839)	(888)

Net income (loss)	¥1,337,744	¥(227,758)	¥596,975	$5,417

Earnings (loss) per share

Basic	¥130,460.70	¥(22,192.15)	¥58,139.37	$527.58
Diluted	130,346.30	(22,192.15)	58,139.37	527.58

Shares used in per share calculation

Basic	10,254	10,263	10,268	10,268
Diluted	10,263	10,263	10,268	10,268

The accompanying notes are an integral part of these consolidated financial statements.

CRAYFISH CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

				(Accumulated
				Deficit)		Total
	Common Stock		Additional	Retained	Legal	Shareholders’
	Shares	Amount	Paid-in Capital	Earnings	Reserve	Equity

Balances, September 30, 2001	10,249	¥8,058,075	¥18,805,670	¥(11,487,119)	¥180	¥15,376,806
Transfer to accumulated deficit (Note 1)	—	—	(12,071,576)	12,071,756	(180)	—

Adjusted balances, October 1, 2001	10,249	8,058,075	6,734,094	584,637	—	15,376,806
Stock options exercised	9	2,250	—	—	—	2,250
Net income	—	—	—	1,337,744	—	1,337,744

Balances, September 30, 2002	10,258	8,060,325	6,734,094	1,922,381	—	16,716,800
Cash distribution to shareholders as capital reduction	—	(7,639,106)	(6,736,094)	—	—	(14,375,200)
Stock options exercised	10	2,000	2,000	—	—	4,000
Net loss	—	—	—	(227,758)	—	(227,758)

Balances, September 30, 2003	10,268	423,219	—	1,694,623	—	2,117,842
Net income	—	—	—	596,975	—	596,975

Balances, September 30, 2004	10,268	¥423,219	¥—	¥2,291,598	¥—	¥2,714,817

Balances, September 30, 2003 (Note 3)	10,268	$3,841	$—	$15,378	$—	$19,219
Net income	—	—	—	5,417	—	5,417

Balances, September 30, 2004	10,268	$3,841	$—	$20,795	$—	$24,636

The accompanying notes are an integral part of these consolidated financial statements.

CRAYFISH CO., LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)

Cash flows from operating activities:
Net income (loss)	¥1,337,744	¥(227,758)	¥596,975	$5,417
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	136,932	41,940	11,322	102
Allowance for doubtful accounts	1,287	920	(3,665)	(33)
Loss on impairment and disposal of property and equipment, and other	97,050	23,583	8,910	81
Gain on sale of long-term investments	(9,975)	—	—	—
Gain on sale of investment in an affiliate, net	(32,646)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,759)	(80,860)	(212,481)	(1,928)
Inventories	—	(2,365)	(33,825)	(307)
Deferred income tax assets	—	—	(97,839)	(887)
Prepaid expenses and other current assets	322,318	11,674	39,897	362
Accounts payable	(98,063)	97,404	399,224	3,622
Accrued income taxes	—	—	1,276	11
Consumption tax payable	88,819	(88,819)	3,446	31
Accrued liabilities and other current liabilities	(58,293)	10,570	(11,037)	(100)
Deferred initial contract fees	(5,552)	(3,753)	(131)	(1)
Other assets	4,601	(1)	—	—

Net cash provided by (used in) operating activities	1,777,463	(217,465)	702,072	6,370

Cash flows from investing activities:
Proceeds from sale of property and equipment	10,484	95,585	303	3
Purchase of property and equipment	(36,681)	(4,622)	(31,907)	(290)
Proceeds from sale of investment in an affiliate	160,020	—	—	—
Proceeds from sale of investment in equity securities	43,225	—	—	—
Loan receivable, net	—	—	(24,672)	(224)
Deposits	26,255	27,092	—	—

Net cash provided by (used in) investing activities	203,303	118,055	(56,276)	(511)

Cash flows from financing activities:
Principal payments on capital leases	(139)	(150)	(53)	1
Proceeds from exercise of stock options	2,250	4,000	—	—
Cash distribution to shareholders as capital reduction	—	(14,375,200)	—	—

Net cash provided by (used in) financing activities	2,111	(14,371,350)	(53)	1

Net increase (decrease) in cash equivalents	1,982,877	(14,470,760)	645,743	5,860
Cash and cash equivalents at beginning of period	14,429,199	16,412,076	1,941,316	17,616

Cash and cash equivalents at end of period	¥16,412,076	¥1,941,316	¥2,587,059	$23,476

	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)

Supplemental cash flows information:
Cash paid for income taxes	¥531	¥3,653	¥1,152	$10
Cash paid for interest	21	10	14	—

The accompanying notes are an integral part of these consolidated financial statements.

CRAYFISH CO., LTD. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Business Organization and Restructuring

Nature of operations

Crayfish Co., Ltd. (the “Company” or “Crayfish”) was incorporated in Japan on October 16, 1995. Since its inception, the Company has provided e-mail hosting services (“Deskwing”) to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions.

     At the June 20, 2001 special shareholders’ meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a “Business Revival Plan” (the “Plan”) to restructure the Company. According to the Plan, the Company started internet advertising space business during the fiscal year of 2001 and product sales business during the fiscal year of 2003.

     In October 2003, the Company established a wholly owned subsidiary, Cyber Joy, Inc. (the “Subsidiary) to market internet advertising space. The Subsidiary’s head office is located at the same place as Crayfish’s head office. The Subsidiary mainly sells internet advertising space to small and medium sized companies in Japan. In internet advertising services, the Subsidiary purchases and resells banner advertisements and e-mail advertisements. The banner advertisements are posted on highly trafficked Web sites which “hyperlink” users to the advertisers’ web site when users click the banner. E-mail advertisements are attached to “Mail Magazines”, informational magazines that are periodically sent to users via E-mail. E-mail advertisements resemble advertisements in paper magazines and newspapers.

     Product sales business consists of computer software sales and hardware sales. In the computer software sales business, the Company markets software products to small and medium sized enterprises through mainly its affiliated companies. The Company purchases the software from outside software-development companies and customizes the software to the needs of its targeted customers. The Company does not pay for the development of the software to its venders. In hardware sales business, the Company purchases hardware including computer servers, personal computers, network instruments and printers from manufacturers and resells them to third parties and its affiliated companies.

     The Board of Directors of the Company, at the meeting held on August 22, 2003, resolved to delist from NASDAQ and terminate its American Depository Shares (“ADR”) programs effective on November 24, 2003. U.S. laws and regulations will not allow the Company to terminate the registration under 12(g), 12(h) and 15(d) of the Securities and Exchange Act of 1934 until the total number of ADS holders falls to under 300. When the holders falls to under 300, the Company will file the Form 15 with the Securities and Exchange Commission to null the registration of the Securities and Exchange Act of 1934.

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

2. Summary of Significant Accounting Policies

Basis of consolidated financial statements’ presentation
The Company and its subsidiary (Collectively the “Companies”) maintain their records and prepare their financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating to stock compensation expenses, accounting for leases and accrual of certain expenses and impairment of long-lived assets, have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.

     Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Companies’ functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the consolidated statements of income.

Financial instruments
Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase.

     Investments, which consist of time deposits in bank, and money management funds invested in bonds, are recorded at cost, which approximates market value.

     The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature.

     Financial instruments that potentially subject the Companies to concentrations of credit risk comprise principally of cash, investments and accounts receivable. The Companies maintain their cash balances at financial institutions and have not experienced any material losses relating to such instruments. The Companies invest their excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Companies’ customer base.

Fair value of financial instruments
Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosure about Fair Value of Financial Instruments” requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Companies’ balance sheet. The estimated fair value amounts of financial instruments have been determined by the Companies using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Companies could realize in a current market exchange.

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

Long-lived assets
Whenever circumstances indicate, the Companies assess the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

Cash concentration

At September 30, 2004, the Companies maintain ¥2,787 million ($25,291 thousand) in banks, including a ¥200 million ($1,815 thousand) time deposits with a maturity of greater than three months, which represented 83.9% of total assets of the Companies. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to ¥10 million and its related unpaid interest per depositor, for time deposits starting from April 1, 2002 and for savings and checking accounts starting from April 1, 2005. Amounts in excess of the ¥10 million are not insured or guaranteed.

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

     Revenue from internet advertising services is recognized at the end of the contract period. For the service contract of which the contract period is more than one month, revenue is recognized the straight-line method through the contract period.

     Revenue from product sales is recognized when the Company delivers products to costumers.

Allowance for doubtful accounts
The Companies perform on-going credit evaluations of its customers’ creditworthiness and does not require collateral. The Companies maintain allowances for potential credit losses and such losses have been within management’s expectations.

     The allowance for doubtful accounts is reported as an amount determined by adding the individually estimated uncollectable amounts to a general reserve calculated by applying a rate based on past collection experience.

Stock-based compensation
As permitted by SFAS No. 123, “Accounting for Stock-based Compensation”, the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, “Accounting for Stock Issued to Employees”. Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award. Since October 1, 2001 the Company granted no stock options or warrants to employees or consultants.

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

Advertising and promotional costs
The Company expenses advertising and promotional costs as they are incurred. Advertising expenses for the years of 2002, 2003 and 2004 were ¥3,220 thousand, ¥3,810 thousand and ¥22,496 thousand ($204 thousand), respectively.

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

     Since the Company has incurred losses for the fiscal year 2003 presented in the statements of income, options and warrants were not included in the computation of diluted earnings per share, as such options and warrants were antidilutive. The effect of the assumed exercise of options and warrants that would have potentially diluted basic loss per share at September 30, 2003 was 2 shares.

Comprehensive income
The Companies account for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other comprehensive income) in the financial statements. The Company had no amounts categorized as other comprehensive income in any of years of 2002, 2003 or 2004.

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

Reclassifications
In connection with separate presentation of inventories of ¥36,190 thousand ($328 thousand) in the balance sheet due to growth of product sales in the fiscal 2004, the prior year’s inventories of ¥2,362 thousand, which was included in other current assets, also is separately presented. This reclassification has no effects on previously reported net loss or income and shareholders’ equity.

3. U.S. Dollar Amounts

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at September 30, 2004, which was ¥110.20 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. Recently Issued Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. The adoption of EITF No. 03-1 did not have a material effect on the Company’s financial position, results of operations, or cash flows for the year ended December 31, 2004.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, Share-Based Payment (SFAS 123R) which will become effective for periods beginning after June 15, 2005. SFAS 123R will result in the recognition of substantial compensation expense relating to our employee stock options and employee stock purchase plans. The Company currently uses the intrinsic value method to measure compensation expense for stock-based awards to its employees. Under this standard, the Company generally does not recognize any compensation related to stock option grants the Company issues under its stock option plans or related to the discounts the Company provides under its employee stock purchase plans. Under the new rules however, the Company is required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards and therefore this will lead to substantial additional compensation expense that will be included in the Company’s reported results of operations. The footnote section above entitled Stock Based Compensation provides the pro forma net income (loss) and earnings (losses) per share as if the Company had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee stock awards during 2004, 2003 and 2002.

At its November 2003 meeting, the Emerging Issues Task Force (“EITF”) reached a consensus on disclosure guidance previously discussed under EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The consensus provided for certain disclosure requirements that were effective for fiscal years ending after December 15, 2003. The Company adopted the disclosure requirements during the fiscal year ended March 31, 2004.

At its March 2004 meeting, the EITF reached a consensus on recognition and measurement guidance previously discussed under EITF 03-01. The consensus clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached in the March 2004 meeting is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of EITF 03-01 did not have any impact on the Company’s consolidated financial statements.

5. Balance Sheet Detail

Property and equipment, net (in thousands):

	September 30,		September 30,
	2003	2004	2004 (Note 3)
Office equipment	¥92,981	¥70,440	$639
Leasehold improvements	3,062	4,062	37
Purchased software	17,946	45,144	410

	113,989	119,646	1,086
Less: Accumulated depreciation and amortization	(94,460)	(88,520)	(804)

Property and equipment, net	¥19,529	¥31,126	$282

     Depreciation and amortization expense for the years of 2002, 2003 and 2004 was ¥136,932 thousand, ¥ 41,940 thousand and ¥11,322 thousand ($102 thousand), respectively. Included in depreciation and amortization expense is depreciation expense relating to assets subject to capital leases of ¥74 thousand for the year of 2002 and none for the years of 2003 and 2004.

Accrued liabilities and other current liabilities (in thousands):

	September 30,		September 30,
	2003	2004	2004 (Note 3)
Compensated absences	¥12,132	¥10,448	$95
Bonuses	9,199	7,113	64
Other	8,864	767	7

Total accrued liabilities	30,195	18,328	166

Other current liabilities	2,384	3,161	29

Accrued liabilities and other current liabilities	¥32,579	¥21,489	$195

6. Commitments and Contingencies

Operating leases

The Company entered into four new two-year operating lease contracts for office facilities during the fiscal year ended September 30, 2002. These agreements were all cancelable by the Company with six month’s advance notice. During the year of 2003, the Company cancelled three lease contracts and entered to a one-year office lease contract with annual renewals at the option of the company . The Company uses newly leased office space as its headquarters, and intends to renew the contract annually.

     Total rent under operating lease agreements for the years of 2002, 2003 and 2004 were ¥17,488 thousand, ¥17,493 thousand and ¥9,709 thousand ($88 thousand), respectively.

     The minimum rent for the year ending September 30, 2005 assuming no cancellation on operating lease contracts that have initial lease terms are ¥9,000 thousand ($82 thousand).

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

     The Company and other defendants negotiated with the plaintiffs and all parties have entered into a memorandum of understanding regarding the settlement of the class actions, subject to the execution of a final settlement agreement and approval by the Court in June, 2003. Pursuant to the memorandum of understanding, US$ 6,625 thousand, a portion allocated to the Company, has been paid by the Company into an escrow account for expected future payment, which was expensed for the year ended September 30, 2003.

     On July 29, 2004 , the Company received a copy of the signed Order and Final Judgment ending this action. No more expenses related to the litigation are incurred.

Indemnifications
In the ordinary course of business, the Company enters into contractual arrangements under which the Company may agree to indemnify the third party to such arrangement from any losses incurred relating to the services they perform on behalf of the Company or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to patent infringement. Such indemnification obligations may not be subject to maximum loss clauses. To date, the Company has not made any payments related to these indemnifications.

7. Investments in an affiliate

On December 22, 2000, the Company acquired a 47.1% ownership interest in Intranets K.K. (IKK), a privately held internet based application service provider, for ¥600,000 thousand. This investment was accounted for using the equity method. At the time of the acquisition, the net book value of IKK was ¥471,763 thousand and unrecorded goodwill was ¥377,800 thousand, which was being amortized over five years based on its estimated economic life. During 2001, new management decided to sell the Company’s interest in IKK. In connection with this decision, the Company obtained a third party valuation of the investment, and based on the valuation, wrote down the investment to ¥128,000 thousand. As a result, the Company recognized a devaluation loss of ¥399,377 thousand in addition to an equity loss from IKK of ¥73,249 thousand in the year of 2001. At September 30, 2001, the remaining book value of the Company’s investment was ¥127,374 thousand.

     In March 2002, the Company sold all of its interest in IKK for ¥160,020 thousand and realized a gain on sale of ¥32,646 thousand.

8. Transactions with Hikari Tsushin (HT), Inc and its Related Parties

The Company has related party transactions with HT, the Company’s principal shareholders directly and indirectly owing a 67.0% at September 30, 2002 and a 81.9% at September 30, 2003 and 2004, and its related parties. Account balances and transactions with them at and for the years ended September 30,

2002, 2003 and 2004 were as follows:

				In thousands
	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)

Accounts receivable	¥21,436	¥90,453	¥313,739	$2,847
Deposits paid	24,751	1,789	1,789	16
Accounts payable	9,110	25,237	22,962	208
Other	—	728	4,201	38
Transactions for the year ended:
Sale of property and equipment	15,326	5,566	—	—
Purchase of property and Equipment	2,483	2,133	—	—
Consulting fees reimbursed	—	12,924	1,000	9
Sales	9,069	333,767	2,084,046	18,911
Cost of sales	—	52,933	53,789	488
Compensation reimbursed	4,872	82,373	157,564	1,430
Service fee payment	14,689	24,579	106,169	963
Rent expense	33,394	17,635	8,675	79
Other general and administrative expense reimbursed	21,581	19,250	55,324	502
Moving expenses	7,094	7,086	—	—
Other	4,460	2,712	1,936	18

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

     The shareholders, at an extraordinary shareholders’ meeting held on July 31, 2003, approved a cash distribution to the Company’ shareholders in connection with a reduction of common stock and additional paid-in capital pursuant to the Code. In light of factors including present conditions: the size of the Company’s business at present or anticipated future periods, margin of safety and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. The total cash distribution was ¥14,375,200 thousand and the reduction of capital was effective on September 9, 2003. Amounts reduced in common stock and additional paid-in capital were ¥7,495,640 thousand and ¥6,879,560 thousand, respectively, based on Japan GAAP. As discussed in Note 1, APIC under Japan GAAP is different from that under U.S. GAAP. Based on U.S. GAAP, amount to be reduced in common stock and additional paid-in capital were ¥7,639,106 thousand and ¥6,736,094 thousand, respectively.

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

     On September 30, 1998, the Company issued bonds of ¥1,762,500 to financial institutions with detachable warrants to purchase 705 shares of common stock. The Company repurchased all warrants immediately after issuance of the bonds in order to grant to its former directors of the Company as a part of remuneration. As the Code had restricted an amount of stock options that a company could only issue up to 10% of outstanding shares of a company’s common stock until April 1, 2002, warrants were used to address restrictions in the Code limiting the amount of stock options that can be granted. Warrants to purchase 675 shares of common stock with exercise price of ¥2, 500,000 per share remained outstanding at September 30, 2002, none of which were exercised during fiscal 2003 and 2004. As a result of the reduction of capital effective on September 9, 2003, the exercise price per share was reduced to ¥1,033,520 per share. As a result, the number of shares available for the warrants increased to 1,632 shares, all of which were outstanding at September 30, 2003 and 2004. The following is a summary of option/warrant activity (whole amounts):

		Weighted
		Average
	Number of	Exercise Price	Options/Warrants
	Shares	Per Share	Price Range Per Share
Outstanding at September 30, 2001	749	¥2,473,645	¥250,000	¥3,776,250
Options/warrants granted	—	—	—	—
Options/warrants exercised	(9)	250,000	400,000	400,000
Options/warrants canceled	(45)	1,672,139	250,000	3,776,250

Outstanding at September 30, 2002	695	2,493,005	400,000	3,776,250
Options/warrants granted	—	—	—	—
Options/warrants exercised	(10)	400,000	400,000	400,000
Options/warrants canceled	(10)	3,776,250	400,000	3,776,250
Warrants adjustment in restructuring	957	1,033,520	1,033,520	1,033,520

Outstanding at September 30, 2003	1,632	1,033,520	1,033,520	1,033,520
Outstanding at September 30, 2004	1,632	¥1,033,520	¥1,033,520	¥1,033,520

     At September 30, 2002, 684 option /warrants were exercisable at weighted average exercise prices per share of ¥2.5 million. At September 30, 2003, all stock options the Company had granted were cancelled or exercised and no more stock options outstanding existed. At September 30, 2003 and 2004, 1,632 warrants were exercisable at exercise prices per share of ¥1,034 thousand ($9.4 thousand).

11. Income Taxes

The provision for income taxes consisted of the following components (in thousands):

	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)
Current
Federal	¥—	¥—	¥—	$—
Local	3,800	1,210	1,280	12
Deferred	—	—	(97,839)	(888)

Provision (benefit) for income taxes	¥3,800	¥1,210	¥(96,559)	$(876)

     The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 42.05% for the years ended September 30, 2002, 2003 and 2004. Effective for years commencing on October 1, 2004 or later, according to the revised Japanese tax law, income tax rates for enterprise taxes was reduced depending on the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company used the aggregate statutory income tax rate of 40.69% for non-current portion of deferred tax assets and liabilities at September 30, 2003. As a result of this change, deferred tax assets at September 30, 2003 decreased by ¥137,596 thousand compared with what would have been recorded under the provisions of local tax law. Provision for deferred income taxes was not affected in the fiscal year 2003 by this change.

Reconciliation of the differences between the amount of reported income taxes and the amount of income taxes computed using the normal statutory tax rate for the years of 2002, 2003 and 2004 is as follows (in thousands):

	September 30,			September 30,
	2002	2003	2004	2004 (Note 3)
Amount computed by using normal Japanese statutory tax rate	¥564,119	¥(95,263)	¥210,175	$1,907
Increase (decrease) in taxes resulting from:
Expenses not deductible for tax purposes	1,603	1,028	1,990	18
Decrease in deferred tax asset valuation allowance	(565,804)	(41,142)	(306,612)	(2,782)
Effect of tax rate change	—	137,596	—	—
Per-capita levy	3,800	1,210	1,280	12
Others-net	82	(2,219)	(3,392)	(31)

Income taxes as reported	¥3,800	¥1,210	¥(96,559)	$(876)

The significant components of deferred income tax assets and liabilities at September 30, 2003 and 2004 were as follows (in thousands):

	September 30,		September 30,
	2003	2004	2004 (Note 3)
Deferred tax assets:
Operating loss carry-forwards	¥3,971,293	¥4,108,540	$37,283
Loss on impairment of equipment not deductible for tax purposes	—	488	4
Expense for litigation settlement not deductible for tax purposes	328,865	—	—
Depreciation in excess of tax deductible amount	39,352	21,652	196
Write-off of accounts receivable in excess of tax deductible amount	106,128	106,128	963
Allowance for doubtful accounts in excess of tax deductible amount	3,850	—	—
Other expenses not deductible for tax purposes	3,544	7,451	68

Gross deferred tax assets	4,453,032	4,244,259	38,514

Less:
Valuation allowance	(4,453,032)	(4,146,420)	$(37,626)

Net deferred tax assets	¥—	¥97,839	$888

     Operating loss carry-forwards for tax purposes at September 30, 2004 amounted to approximately ¥10,096 million ($91,615 thousand) which is available to offset future taxable income. Approximately ¥1,469 million, ¥6,642 million, ¥1,649 million and ¥336 of operating loss carry-forwards will expire in the periods ending September 30, 2005, 2006, 2007 and 2009, respectively, unless utilized prior to that date. A full valuation allowance had been recorded due to the uncertainty whether the deferred tax assets would be realized until the prior year. For the fiscal year 2004, current portion of deferred tax assets is recognized based on the weight of available evidence related to realization of deferred tax assets in the fiscal year 2005.

     The net changes in the valuation allowance for deferred tax assets during the fiscal years 2003 and 2004 was a decrease of ¥41,142 thousand and ¥306,612 thousand ($2,782 thousand), respectively.

12. Segment Information

When the Company was incorporated in 1995, the Company had three reportable segments: Deskwing, other hosting service, and system development services, as determined by the Company’s management. All product segments used common assets and management did not review this information separately. The Company changed its business strategy in accordance with the Plan, and as discussed in Note 1, the Company started to engage in two new businesses: product sales and internet advertising. These newly introduced businesses were not considered separate reportable segments since management did not review discrete financial information for these businesses other than revenues and product costs. On October 1, 2003, the Company established a wholly owned subsidiary, Cyber Joy, Inc., for the purposes providing internet advertising space. Management has developed and now reviews discrete financial information for these businesses. As a result, these businesses are now considered separate segments. All of the Company’s operations are conducted in Japan. Below is a summary of information related to each of the separate business segments:

For the year ended September 30, 2002	Thousands of yen
	Hosting	Product	Advertising	Corporation	Consolidated
	service	sales	and Other	and eliminations	Revenue

Revenue	¥2,941,431	¥—	¥3,929	¥—	¥2,945,360
Production cost	632,293	—	3,881	—	636,174

For the year ended September 30, 2003	Thousands of yen
	Hosting	Product	Advertising	Corporation	Consolidated
	service	sales	and Other	and eliminations	Revenue

Revenue	¥1,440,291	¥199,300	¥132,327	¥—	¥1,771,918
Production cost	432,767	130,144	86,709	—	649,620

For the year ended September 30, 2004	Thousands of yen
	Hosting	Product	Advertising	Corporation	Consolidated
	service	sales	and other	and eliminations	Revenue

Revenue	¥1,106,723	¥1,659,406	¥538,596	¥—	¥3,304,725
Operating expenses	405,398	1,589,146	621,796	185,855	2,802,195

Operating income	¥701,325	¥70,260	¥(83,200)	¥(185,855)	¥502,530

Segment assets	¥34,217	¥392,080	¥19,350	¥2,875,249	¥3,320,896
Depreciation and amortization	¥3,659	¥5,344	¥1,931	¥388	¥11,322
Capital expenditures	¥752	¥24,927	¥2,227	¥4,001	¥31,907

For the year ended September 30, 2004	Thousands of U.S. Dollars
(Note 3)
	Hosting	Product	Advertising	Corporation	Consolidated
	service	sales	and other	and eliminations	Revenue

Revenue	$10,043	$15,059	$4,887	$—	$29,989
Operating expenses	3,679	14,421	5,642	1,687	25,429

Operating income	$6,364	$638	$(755)	$(1,687)	$4,560

Segment assets	$310	$3,558	$176	$26,091	$30,135
Depreciation and amortization	$33	$48	$18	$3	$102
Capital expenditures	$7	$227	$20	$36	$290

Note: Revenues shown represent revenues from external customers. There are no transactions between segments.

13. Subsequent Events

The Board of Directors of the Company, at a meeting held on November 15, 2004, approved the purchase of a 95% interest in both Five Any, Inc. and First Charge, Inc., which are wholly owned by Hikari Tsusin, in order to develop the Company’s internet related business.

     Five Any, Inc. is engaged mainly in mobile media business and First Charge, Inc. is engaged in marketing internet advertising space.

     The acquisition date for both companies is December 31, 2004 and purchase price is ¥522 million ($4,737 thousand) for Five Any, Inc. and ¥166 million ($1,506 thousand).

After the balance sheet date, 23 stock purchase warrants were exercised. As a result, the shares of common stock increased by 834 and the amount of capital and additional paid-in capital increased by ¥430,978 thousand ($3,911 thousand), respectively.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	PAGE
1.1	Articles of Incorporation of the Registrant, as amended (English translation)	—
1.2	Share Handling Regulations of the Registrant, as amended (with English translation)*
1.3	Regulations of the Board of Directors of the Registrant, as amended (English translation) *****
1.4	Regulations of the Board of Corporate Auditors of the Registrant, as amended (English translation) *****
2.1	Specimen Common Stock certificates of the Registrant*
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

4.11	C master First OEM Master Agreement dated June 3, 2002 between the Registrant and Magrex Co., Ltd. (English Translation) *****
4.12	Software Supply Agreement dated July 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation) *****
4.13	OUSAMA-DESK outsourcing master agreement dated July 1, 2002 between the

EXHIBIT	DESCRIPTION	PAGE
Registrant and CalltoWeb, Inc. (English translation)*****
4.14	Outsourcing Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.15	Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.16	Amendment to Outsourcing Fee Agreement dated August 1, 2002 between the Registrant and CalltoWeb, Inc. (English translation)****
4.17	Basic Outsourcing Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.18	Outsourcing Fee Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.19	Outsourcing and Fee Agreement Amendment dated November 1, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.20	Sales Agreement dated October 31, 2002 between the Registrant and Diamond Lease Company Ltd. (English translation)****
4.21	Lease Agreement dated September 30, 2002 between the Registrant and Global Media Online Inc. (English translation)****
4.22	Software Supply Agreement dated March 1, 2003 between the Registrant and IE Group, Inc. (English translation) *****
4.23	Amendment of Basic Outsourcing Agreement dated March 7, 2003 between the Registrant and Global Media Online Inc. (English translation)****
4.24	Agreement on Advertisement Treatment dated March 12, 2003 between the Registrant and First Charge, Inc. (English translation) *****
4.25	Commodity Exchange Agreement dated September 1, 2003 between the Registrant and IDK Inc. (English translation) *****
10.1	Description of American Depositary Receipts****
12.1	Certification by the Chief Executive Officer, President and Representative Director pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
12.2	Certification by the Principal Officer of Administration Department pursuant to SEC Rule 13a-14(a) / 15d-14(a), as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002	—
13.1	Certification by Chief Executive Officer, President and Representative Director pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002	—
13.2	Certification by Principal Officer of Administration Department Pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—

*	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form F—1 (File No. 333—11448) declared effective on March 3, 2000.

**	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Registration Statement on Form 20—F (File No. 0—30530) filed on March 30, 2001.

***	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on April 12, 2002.

****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on March 27, 2003

*****	Previously filed and hereby incorporated by reference to the corresponding exhibit to our Annual Report on Form 20—F (File No. 0—30530) filed on March 10, 2004